

OUR MOST VALUABLE ASSET

Our company is a statewide network of nursing homes and assisted living facilities. For 20 years, we were with one bank, but after some merger upheaval, we found ourselves without a relationship manager. Thankfully, Superior Bank quickly stepped in to provide credit, depository and treasury management services. More importantly, they provided the personal attention we could no longer get from a large bank. I will call and request something, loan papers, for instance, and, since they're local, they'll bring them right to my office. When we requested a loan – a very large loan – I called George Hall directly. He called back within five minutes and simply said, 'no problem.' What kind of large bank could do that? You couldn't beat that kind of response. That kind of service, and because they're all just great folks, is the reason we bank with Superior."



Joseph W. 'Billy' Jones | Crowne Management | Monroeville, Alabama | Superior Relationship Manager: Jeanie Smith

IN THIS AGE OF MEGA-BANKS DOING WHAT'S GOOD FOR THEMSELVES, SUPERIOR IS DIFFERENT. WE'RE DOING WHAT'S GOOD FOR OUR CUSTOMERS.

"You can't be successful in the construction business without a strong, comfortable relationship with your bank. Thankfully, that's the type of relationship we have with Superior. This isn't just important for the daily running of our business, it's also important for long-term growth. Superior has been with us every step of the way, and they've been very instrumental in helping us grow. As a highway construction firm, we need access to large amounts of capital and Superior always accommodates our needs. Plus, they do everything within their power to speed up the process. This is vital when running a business because response time makes all the difference. It's also important that Superior is local. With big banks, you lose the ability to talk to someone who knows your business and the area. Superior knows us, and they care about our success."



Chuck Roberts | C.W. Roberts Contracting | Tallahassee, Florida | Superior Relationship Manager: Shannon Maddox

Our Dunnellon, Florida branch manager Charlene Williams said it best,

"You bank with people. Not companies." That has been our guiding philosophy since Superior Bank was founded, and it is as strong as ever today.

While 2007 was a challenging year throughout the banking industry, Superior steadily grew and expanded the franchise by holding steadfast to that philosophy. We hand-picked the best bankers we could find, dedicated people who are totally customer-focused. In concert with this effort, we selected locations that strategically complemented our network by adding greater convenience in areas where we already had a footprint. Then, we put all of these right people in all of these right places.

The result was a year of exceptional growth. Last year we opened 12 new branches – all with the goal of creating a bank that goes back to the basics of service, convenience and friendly banking. As mega-banks shifted their focus to mega-mergers, we continued to focus on treating our customers right. This level of service – combined with local management and sophisticated products and technology – has filled a void in the banking industry and allowed Superior to stand apart from other banks. Within this report, some of our customers will give you first-hand experiences on how we're doing.

As you'll see, we're building something special: a Superior franchise with Superior people. And, thanks to them, we're poised for a future of Superior growth.

CHAIRMAN'S LETTER 2007

MARCH 24, 2008

Dear Shareholders:

From a rational view, it would be normal to expect a company such as Superior Bancorp to consider its annual performance to be satisfactory when reviewing the following summary of 2007 accomplishments:

- Annual Earnings up 52%: $7.6 million vs. $5.0 million
- Assets up 18%: $2.9 billion vs. $2.4 billion
- Bank branches increase more than 20%: 74 vs. 60 branches
- Stock repurchase program purchased 1.2 million shares
- Acquisition program completed with People's Community Bank, Sarasota, Florida

During 2007, the slowing economy, margin compression and the housing correction came together to create a challenging environment as we continued to execute our long-term strategic plan We adjusted our plan to fit that environment, resulting in continued growth in assets, income, branches and markets. While we believe 2008 may be no less challenging, our strategic plan remains intact for your benefit. Unfortunately, the stock market has not recognized our progress, but rather has been negatively influenced by the sub-prime mortgage debacle, the housing slowdown and fear of an economic recession.

Your management is concentrating its efforts on managing through this credit cycle, which is much like the one financial institutions faced in 1990 and 1991. In addition, gathering core deposits through an aggressive de novo branch expansion plan, acquiring customers from merged banks, repurchasing stock at artificially depressed market values and preparing for the post-correction recovery period are our primary areas of focus.

Credit Quality Management

In our current environment, investors are betting on the quality of their respective management teams, their experiences from past credit cycles and their abilities to manage through the current cycle. Superior is fortunate to have at least a dozen senior bankers who have managed through previous credit cycles. As with the early phase of any credit cycle, non-performing loans, past due loans and charged-off loans will increase. The level of deterioration is dependent on the quality of loan underwriting and risk pricing in place at the time of the loans' origination several years ago. With the quality of underwriting standards in place at Superior, we expect that the level of credit quality deterioration should be mild.

De Novo Branch Expansion

In furtherance of Superior's de novo branch strategy, 18 of 20 planned new branches have been opened since September 2006 in key Alabama and Florida markets contributing approximately $162 million of core deposits as of December 31, 2007. Since inception of the de novo branching plan, Superior has invested $25 to $30 million of capital and incurred non-interest expense associated with the new branches of $3.0 million, representing an approximate 2% premium on deposits. Two Alabama branches are scheduled to open during 2008. Superior will then have 76 branch offices predominantly located in very attractive Alabama and Florida markets

Bank Merger Chaos

As of this annual report, Superior will have become the third largest bank headquartered in Alabama, behind Regions and Colonial. AmSouth, SouthTrust, Compass, Alabama National and even the "old Regions" no longer exist as independent, locally-owned competitors. These mergers have caused and should continue to cause many customers of those former institutions to seek to do their banking with a locally-owned bank whose bankers are known to the customer and are able to make prompt decisions without having to call North Carolina, Canada or Spain. Superior has been and will continue to be a viable option for those customers.

Share Repurchase

Superior Bancorp repurchased 182,000 shares of common stock in the fourth quarter of 2007 pursuant to its second repurchase program and repurchased a total of approximately 1.2 million shares for the year ended December 31, 2007. The Board of Directors authorized, beginning on or after November 2, 2007, the second repurchase program to purchase up to one million shares of Superior Bancorp's outstanding common stock. The Board continues to consider an investment in the Corporation's common stock to be an excellent use of capital for the foreseeable future. Superior Bancorp does not intend to repurchase any shares from its management team or other insiders. As of December 31, 2007, Superior Bancorp had approximately 40.1 million shares of its common stock outstanding.

Board Leadership

Superior's Board is representative of our geographic franchise and our shareholder composition, as well as diverse business leadership experiences. Within that context, four new directors were added to the Board during 2007: John C. Metz, Peter L. Lowe, Charles W. Roberts and Mark A. Lee. It should also be noted that K. Earl Durden is retiring as an active director. His vision, leadership and contributions have been instrumental in the creation of Superior Bancorp as we know it today.

Looking Forward

The entire banking industry is operating in an adverse environment relative to maximizing short-term performance. Factors such as the challenging credit cycle, housing softness, gloomy media coverage, weakened consumer confidence and dramatic Federal Reserve interest rate reductions provide a stiff headwind going into 2008. At Superior, we continue to adapt to these factors while remaining focused on taking the right actions that should ultimately result in enhanced shareholder value.

We appreciate your continued support during these challenging times.

Sincerely yours,

C. Stanley Bailey

A Different Type of Bank

Superior is a community bank in philosophy, but a big bank in services. It is the best of both worlds, and it is the type of bank people are craving. This unique positioning satisfies the consumer, and allows us to attract the very best people in the industry. The fact that this caliber of personnel has joined us is a testament to our philosophy; the fact that we have achieved success is a testament to them.

Superior People. Superior Service.

While many institutions say they're customer-driven, few can deliver. That's because excellent service doesn't just happen; it takes the right people to make it happen. We go the extra mile to hire bankers who go the extra mile. The end result, however, goes beyond service. By establishing relationships, we also establish trust, which ultimately leads to a better understanding of our customers' financial needs.

All the Pieces in Place.

Calling people our most valuable asset isn't just a feel-good line. It's a business practice that works. Superior has grown into the largest community bank in Alabama. We've said it before, but it's worth repeating: successful banking is about putting all the right people in all the right places. That's what we've done over this past year. Now, with the pieces in place, we can continue to grow our customer base and continue to prosper as a company.



ALABAMA
AT A GLANCE


Huntsville
65
59
20
Birmingham
20
59
65
85
Montgomery
65
10
10

Current Superior Offices

Albertville
Andalusia
Arab
Athens
Birmingham
Birmingham Greystone
Blountsville
Boaz
Childersburg
Cleveland
Cullman
Decatur
Elkmont
Falkville
Frisco City
Gadsden
Gardendale
Guntersville
Gurley
Haleyville
Hamilton
Hartselle
Huntsville Downtown
Huntsville Hampton Cove
Huntsville Jones Valley
Madison
Meridianville
Monroeville
Montgomery
Mountain Brook Western
New Hope
Oneonta
Oneonta Wal-Mart
Opp
Rainbow City
Rogersville
Samson
Snead
Sylacauga
Trussville
Uniontown
Warrior
West Blount

Planned Superior Branches Coming Soon in 2008

Chelsea
Madison Hwy 72

1st Community Credit Corporation Offices

Albertville
Arab
Athens
Boaz
Cullman
Decatur
Fort Payne
Gadsden
Hartselle
Huntsville(2)
Jasper
Northport
Oneonta
Pell City
Talladega

Superior Finance Company Offices

Attalla
Cullman
Huntsville
Jasper
Moody
Oxford

● Current Superior Branches: 43
○ Planned Superior Branches: 2
▲ 1st Comm. Credit Offices: 16
▲ Superior Financial Services Offices: 6

"Having a strong banking relationship is so important when you're growing a business. We're a small company, been in business 17 years, outfitting John Deere construction equipment for use in special applications. Yet, even though we're small, Superior Bank makes us feel like we're the most important customer they have. You get the impression with some banks that the decisions are being made not by your banker, but by someone else, somewhere else. And that your banker is simply the messenger. With Superior, our banker is the decision maker. He knows us and knows what we need. Being able to deal directly with the decision maker – not the messenger – makes a world of difference. Our motto at GR is 'We build world-class products for world-class machines.' With Superior, we now have a world-class bank."

"Switching banks isn't a decision to be made lightly, but Superior made it easy. We looked at other banks, but Superior showed that they wanted our business, and I want to do business with people that want to do business with me. Superior was the only one that studied our business and developed a program to fit our needs, not their needs or a standard model. They were interested in how we bought and sold our rental car fleet, and their solutions were tailored to our specific, local problems. Big banks simply don't have the flexibility to do that. Even before we became a customer, Scott Martin introduced me to the bank's executives. Talk about personal service. We're not the world's biggest company, but this act showed that Superior planned to treat us as if we were. To this day, they still do."

"The process of completing a buy/sell in the powersports industry can be complex. From the beginning, Darlina Bray made it clear that the project was as important to her and her team at Superior Bank as it was to me. From financing the project to providing the letters of credit, Darlina was available every step of the way – even on weekends or while on vacation. I have dealt with larger banks in the past, but I always felt like I was doing them a favor. With Darlina, I feel like her most important customer. Since my first project, I have added another franchise, again with the same great service from Darlina and her team. Superior offers all of the products necessary in today's market, plus I get personal service. Most companies preach about this kind of service, but very few actually deliver. Superior does!"



Bill Fyfe | GR Manufacturing Inc. | Trussville, Alabama | Superior Relationship Manager: John Meriwether



Wyn Dobbs | Decatur Transit | Decatur, Alabama | Superior Relationship Manager: Scott Martin



Ken Vitull | Elk River Powersports | Fayetteville, Tennessee | Superior Relationship Manager: Darlina Bray

"As an entrepreneur, I need a banker that will sit down with me, listen and understand the needs of my eco-tour business. That's what Superior does. They don't tell me my ideas are pipe dreams. They know what I want and then help make it happen. A lot of it has to do with 'turnstile management.' That's what you get at big banks. As soon as you get to know the managers, they're gone. Then you have to start over with somebody new. It's a pain. Being with Superior, a small, personable bank, has made such an impression on me. It's a pleasure to walk into a branch. Everyone knows my name. They know my family. I've used only two banks in my life: a large, national bank; and Superior. And to be real candid, unless they become big, I'm staying with them."



Winston Spurgeon | Sarasota Bay Explorers | Sarasota, Florida | Superior Relationship Manager, Rick Halloran

"Our growing law firm had done business with a large, national bank for years when we started sharing our business with Superior Bank. When we compared them side by side, we were so impressed with the difference – everything from customer service to fees to responsiveness. For example, Superior suggested we use a remote scan deposit system. When we mentioned this to our other bank, they said that they could offer it, too. But that's not the same. Superior makes the effort to look at our business, figure out what we need and proactively offer ideas to facilitate our operation. Another difference: with our former bank, we weren't working with executives. With Superior, key decision makers are just a phone call away. For a young business like ours, we have to have a bank as our partner. Superior is definitely in our corner, helping to position us in a stronger way so we can grow."



Andrea T. Iulio | Iulio Law | Tampa, Florida | Superior Relationship Manager Ken Pomeroy

FLORIDA
AT A GLANCE



10
Pensacola
Tallahassee
Jacksonville
Panama City
75
95
Orlando
4
Tampa
275
Sarasota
95
75

Current Superior Offices

Altha
Apalachicola
Beverly Hills
Blountstown
Bradenton
Bristol
Brooksville
Carrabelle
Carrollwood
Clearwater
Cypress
Dunnellon
Homosassa
Inverness
Marianna
Mexico Beach
New Port Richey
Palm Harbor
Panama City
Port Richey
Port St. Joe
Sarasota
Spring Hill
Sun City Center
- Aston
- Courtyard
- Sun Towers

Tallahassee Capital Circle
Tallahassee Killearn Center
Venice
Wesley Chapel

● Current Superior Branches: 31

"I've worked for a number of banks, and it's been a pleasant change to be able to take more time with customers and do that in a friendly environment. Superior Bank brings the focus back to the customer."

Ellie Smith
Branch Manager
Inverness, Florida

Board of Directors

C. Stanley Bailey
Superior Bancorp
Birmingham, Alabama

Roger D. Barker
Buffalo Rock Company
Birmingham, Alabama

K. Earl Durden
Rail Management Corporation
Panama City, Florida

Rick D. Gardner
Superior Bancorp
Birmingham, Alabama

Thomas E. Jernigan, Jr.
Marathon Corporation
Birmingham, Alabama

James Mailon Kent, Jr.
Mailon Kent Insurance Agency
Birmingham, Alabama

Mark A. Lee
Forest Hill Capital, LLC
Little Rock, Arkansas

James M. Link
Lieutenant General, U.S. Army (retired)
Huntsville, Alabama

Peter L. Lowe
G.W. Jones & Sons Real Estate Investment Company, Inc.
Huntsville, Alabama

John C. Metz
Metz & Associates
Dallas, Pennsylvania

D. Dewey Mitchell
Capstone Tropical Holdings, Inc.
Tampa, Florida

Barry Morton
Robins & Morton
Birmingham, Alabama

Robert R. Parrish, Jr.
Parrish Group, Inc.
Tallahassee, Florida

Charles W. Roberts, III
C.W. Roberts Contracting, Inc.
Tallahassee, Florida

C. Marvin Scott
Superior Bancorp
Birmingham, Alabama

James C. White, Sr.
Banks, Finley, White & Co.
Birmingham, Alabama

Senior Management

Stan Bailey
Chief Executive Officer

Marvin Scott
President

Rick Gardner
Chief Operating Officer

Mark Tarnakow
Chief Financial Officer

Duane Bickings
Chief Credit Officer

Bill Caughran
General Counsel & Secretary

Fox deFuniak
Birmingham Market President

George Hall
Florida President

David Hiden
Chief Information Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 0-25033

SUPERIOR BANCORP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**63-1201350**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
17 North 20th Street Birmingham, Alabama	**35203**
(Address of Principal Executive Offices)	*(Zip Code)*

(205) 327-1400

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.001 per share

(Titles of Class)

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of March 11, 2008, based on a closing price of $5.24 per share of common stock, was $186,911,088.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date: the number of shares outstanding as of March 4, 2008, of the registrant's only issued and outstanding class of common stock, its $.001 per share par value common stock, was 40,211,230.

DOCUMENTS INCORPORATED BY REFERENCE

The information set forth under Items 10, 11, 12, 13 and 14 of Part III of this Report is incorporated by reference from the registrant's definitive proxy statement for its 2008 annual meeting of stockholders that will be filed no later than April 30, 2008.

TABLE OF CONTENTS

PART I

Item 1. Business.

General

Superior Bancorp is a Delaware-chartered thrift holding company headquartered in Birmingham, Alabama. We offer a broad range of banking and related services in 72 locations in Alabama and Florida through Superior Bank, our principal subsidiary. Superior Bank's consumer finance subsidiaries operate an additional 22 consumer finance offices in North Alabama. We had assets of approximately $2.885 billion, loans of approximately $2.017 billion, deposits of approximately $2.201 billion and stockholders' equity of approximately $350 million at December 31, 2007. Our principal executive offices are located at 17 North 20th Street, Birmingham, Alabama 35203, and our telephone number is (205) 327-1400.

We were founded in 1997 and completed our initial public offering in December 1998. Beginning in the fall of 1998, we grew through the acquisition of various financial institutions in Alabama and Florida.

In January 2005, we began the transition from our founding management team to a new senior management team composed of veteran bankers with a strong track record and a history of enhancing stockholder value. During the remainder of 2005, we completed that management transition. In addition, in November 2005 we converted our principal subsidiary, Superior Bank, from an Alabama state-chartered bank to a federally chartered thrift regulated by the Office of Thrift Supervision ("OTS"). We believe that this conversion allows us greater flexibility in our operations, as well as allowing Superior Bank to operate under a single regulatory system rather than the dual federal/state regulatory system that had been applicable.

During 2006 and 2007, we expanded our franchise with three strategic acquisitions. On August 31, 2006, we entered the Tampa, Florida market when we acquired Kensington Bankshares, Inc. ("Kensington") and its subsidiary, First Kensington Bank. On November 7, 2006, we increased our market presence in North Alabama by acquiring Community Bancshares, Inc ("Community") and its subsidiary, Community Bank. On July 27, 2007, we acquired People's Community Bancshares, Inc. ("People's") and its subsidiary, People's Community Bank of the West Coast, adding three branches in Sarasota and Manatee Counties in Florida to our franchise.

Strategy

Operations. We focus our services on small- to medium-sized businesses, as well as professionals and individuals, emphasizing our local decision-making, effective response time and personalized service. As a result, we conduct our business on a decentralized basis with respect to deposit gathering and most credit decisions, utilizing local knowledge and authority to make these decisions. We supplement this decentralized management approach with centralized loan administration, policy oversight, credit review, audit, legal, asset/liability management, data processing, human resources and risk management systems. We implement these standardized administrative and operational policies at each of our locations while retaining local management and advisory directors to capitalize on their knowledge of the local community.

Products and Services. Superior Bank provides a wide range of retail and small business services, including noninterest-bearing and interest-bearing checking, savings and money market accounts, negotiable order of withdrawal ("NOW") accounts, certificates of deposit and individual retirement accounts. In addition, Superior Bank offers an extensive array of consumer, small business, residential real estate and commercial real estate loan products. Other financial services include annuities, automated teller machines, debit cards, credit-related life and disability insurance, safety deposit boxes, Internet banking, bill payment and telephone banking. Superior Bank attracts primary banking relationships through the customer-oriented service environment created by Superior Bank's personnel combined with competitive financial products.

Superior Bank also owns two consumer finance companies, Superior Financial Services, LLC and 1st Community Credit Corporation and Superior Financial Management, Inc. which provides investment and insurance products. The finance companies generally provide smaller loans to a market segment traditionally not pursued by Superior Bank. These loans typically involve greater risk and generate higher yields than standard bank loans. We believe that, by conducting this business, we reach a customer base not served by our banking operations.

Market Areas. Superior Bancorp is headquartered in Birmingham, Alabama. Our primary markets are located in northern and central Alabama and in the panhandle and west coast of Florida.

Superior Bank has branches in:

Alabama(41)		Florida(31)	
Albertville	Andalusia	Altha	Apalachicola
Athens	Birmingham(2)	Beverly Hills	Blountstown
Blountsville	Boaz	Bradenton	Bristol
Childersburg	Cleveland	Brooksville	Carrabelle
Cullman	Decatur	Clearwater	Dunnellon
Elkmont	Falkville	Homosassa	Inverness
Frisco City	Gadsden	Marianna	Mexico Beach
Gardendale	Guntersville	New Port Richey	Palm Harbor
Gurley	Haleyville	Panama City Beach	Port Richey
Hamilton	Hartselle	Port St. Joe	Sarasota
Huntsville(3)	Madison	Spring Hill	Sun City Center(4)
Meridianville	Monroeville	Tallahassee(2)	Tampa(2)
Mountain Brook	New Hope	Venice	Wesley Chapel
Oneonta(2)	Opp		
Rainbow City	Rogersville		
Samson	Snead		
Sylacauga	Trussville		
Uniontown	Warrior(2)		

In addition to our branches, we operate a loan production office in Montgomery, Alabama. Our finance company subsidiaries have 22 offices in Albertville, Arab, Attalla, Athens, Boaz, Cullman(2), Decatur, Fort Payne, Gadsden, Hartselle, Huntsville(3), Jasper (2), Moody, Northport, Oneonta, Oxford, Pell City and Talladega, Alabama.

Growth. Our future growth depends primarily on the expansion of the business of our primary wholly owned subsidiary, Superior Bank. That expansion will depend on internal growth and the opening of new branch offices in new and existing markets. Superior Bank may also continue to engage in the strategic acquisition of other financial institutions and branches that have relatively high earnings and low-cost deposits or that we believe to have exceptional growth potential, such as the acquisitions completed in 2006 and 2007. Our ability to increase profitability and to grow internally depends primarily on our ability to attract and retain low-cost core deposits while continuing to generate high-yielding, quality loans. Our ability to grow profitably through the opening or acquisition of new branches will depend primarily on, among other things, our ability to identify growing markets and branch locations within such markets that will enable us to attract the necessary deposits to operate such branches profitably, and identify lending and investment opportunities within such markets.

We periodically evaluate business combination opportunities and conduct discussions, due diligence activities and negotiations in connection with those opportunities. As a result, we may pursue business combination transactions involving cash, debt or equity securities from time to time. Any future business combination or series of business combinations that we might undertake may be material to our business, financial condition or results of operations in terms of assets acquired or liabilities assumed. Any future acquisition is subject to approval by the appropriate regulatory agencies. See "Supervision and Regulation."

Lending Activities

General. We offer various lending services, including real estate, consumer and commercial loans, primarily to individuals and businesses and other organizations that are located in or conduct a substantial portion of their business in our market areas. Our total loans at December 31, 2007 were $2.017 billion, or 82.2% of total earning assets. The interest rates we charge on loans vary with the risk, maturity and amount of the loan and are subject to competitive pressures, money market rates, availability of funds and government regulations. We do not have any foreign loans or loans for highly leveraged transactions.

The lending activities of Superior Bank are subject to the written underwriting standards and loan origination procedures established by Superior Bank's Board of Directors and management. Loan originations are obtained from a variety of sources, including referrals, existing customers, walk-in customers and advertising. Loan applications are initially processed by loan officers who have approval authority up to designated limits.

We use generally recognized loan underwriting criteria, and attempt to minimize credit losses through various means. In particular, on larger credits, we generally rely on the cash flow of a debtor as the primary source of repayment and secondarily on the value of the underlying collateral. In addition, we attempt to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral. As of December 31, 2007, approximately 78.9% of our loan portfolio consisted of loans that had variable interest rates or matured within one year.

We address repayment risks by adhering to internal credit policies and procedures that include officer and customer lending limits, a multi-layered loan approval process that includes senior management of Superior Bank and Superior Bancorp for larger loans, periodic documentation examination and follow-up procedures for any exceptions to credit policies. The level in our loan approval process at which a loan is approved depends on the size of the borrower's overall credit relationship with Superior Bank.

Loan Portfolio

The following is a summary of our total loan portfolio as of December 31, 2007 (dollars in thousands):

	Amount	Percent
Commercial and industrial	$ 183,013	9.07%
Real estate:		
Construction and land development		
Residential development — Alabama	192,133	9.52%
— Florida	195,460	9.68%
— Other	7,929	0.39%
Total residential development	395,522	19.60%
Commercial development — Alabama	60,407	2.99%
— Florida	162,286	8.04%
— Other	12,521	0.62%
Total commercial development	235,214	11.65%
Other development	34,567	1.71%
Total construction and land development	665,303	32.96%
Single-family mortgages	540,277	26.77%
Nonresidential mortgages	575,146	28.50%
Total real estate portfolio	1,780,726	88.23%
Consumer	53,377	2.64%
Other	1,235	0.06%
Total loans	$2,018,351	100.00%

Our loan portfolio is our largest earning asset category totaling $2,017 billion, net of unearned income as of December 31, 2007. Loans secured by both residential and commercial real estate are a significant component of our loan portfolio, constituting $1.781 billion, or 88.2% of total loans, at December 31, 2007.

Single-Family Mortgage Loans. At December 31, 2007, $540.3 million, or 26.8% of our total loan portfolio, consisted of single-family mortgage loans. Single-family mortgage loans are loans that are traditionally secured by first or second liens on the primary residences of individuals. First liens are centrally underwritten by our mortgage department with strict adherence to Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") secondary market specifications, where applicable, to ensure marketability. Loans outside these guidelines are held in-portfolio but maintain conservative underwriting standards as well. At December 31, 2007, single-family mortgage loans secured by first liens accounted for $432 million, or 21% of total loans. Home equity products totaled $108 million, or 5% of total loans. Home equity products are also centrally underwritten with strict adherence to internal loan policy guidelines to ensure that borrowers have appropriate credit ratings and capacity to repay and that adequate collateral or loan-to-value ("LTV") is obtained.

Nonresidential Mortgage Loans. Nonresidential mortgage loans include commercial and industrial loans that are secured by real estate. At December 31, 2007, $575.2 million, or 28.5% of our total loan portfolio, consisted of these loans. Our commercial real estate loans primarily provide financing for income-producing properties such as shopping centers, multi-family complexes and office buildings and for owner-occupied properties (primarily light industrial facilities and office buildings). These loans are underwritten with LTV ratios ranging, on average, from 65% to 85% based upon the type of property being financed and the financial strength of the borrower. For owner-occupied commercial buildings, we underwrite the financial capability of the owner, with an 85% maximum LTV ratio. For income-producing improved real estate, we underwrite based on the strength of the leases, especially those of any anchor tenants, with minimum debt service coverage of 1.2:1 and an 85% maximum LTV ratio. While evaluation of collateral is an essential part of the underwriting process for these loans, repayment ability is determined from analysis of the borrower's earnings and cash flow. Terms are typically 3 to 5 years and may have payments through the date of maturity based on a 15- to 30-year amortization schedule. As of December 31, 2007, owner-occupied properties comprised approximately 6%, or $127 million, of total loans of which $58 million were located in Florida and the remaining amount located primarily in Alabama. Non-owner occupied properties are primarily in the office and retail sectors and totaled approximately $84 million, or 15% of nonresidential mortgage loans, and $41 million, or 7% of nonresidential mortgage loans, respectively at December 31, 2007. Geographically, 77% of the office sector and 74% of the retail sector were located in Florida, with the remaining portfolio in Alabama.

Construction and Land Development Loans. We make loans to finance the construction of and improvements to single-family and multi-family housing and commercial structures as well as loans for land development. At December 31, 2007, $665.3 million, or 33.0% of our total loan portfolio, consisted of such loans. Approximately $631 million, or 95%, of construction and land development loans can be categorized as commercial, where the borrower is not an individual consumer. Within this portfolio, approximately $396 million, or 63%, was related to residential development and construction. Of the residential construction loans, 49% were located in Florida. The largest category in the residential development and construction portfolio is related to development of single-family lots and single-family lots held by experienced, licensed builders for the future construction of single-family homes. This category represents approximately $158 million, or 40%, of this portfolio. Geographically, approximately 57% of this portfolio was located in Florida with the remainder located in Alabama.

Single-family spec home construction loans represented approximately $53 million, or 14% of the total residential development and construction loan portfolio, with over 72% of these loans located in Alabama, primarily in the Huntsville and Birmingham markets, which have proven to be relatively stable. For single-family spec home construction loans, management closely monitors the aging of the builders' spec home inventories to ensure turnover and to enable management to look for early signs of weakness within our markets. Spec homes that are 100% complete and remain in inventory for over nine months are considered aged spec homes. As of December 31, 2007, approximately $3.8 million (17 homes with a $227,000 average loan balance), or 7%, fell into this aged category.

For construction loans related to income-producing properties, the underwriting criteria are the same as outlined in the preceding section "Nonresidential Mortgage Loans". Loans for this category accounted for $235 million, or 35% of the total commercial construction and land development loans. Geographically, approximately 69% of this total category was located in Florida, with the remaining loans located primarily in Alabama. The three largest sectors within this category were retail, hotel/motel and office buildings which collectively accounted for approximately $131 million, or 56% or the total commercial construction loans. Individually, the retail construction loans accounted for the largest sector, with approximately $56 million (24%), office building loans accounted for approximately $43 million (18%), and hotel/motel construction loans accounted for approximately $32 million (14%) of the total commercial construction. Approximately 73% of these three sectors were located in Florida, with the remainder primarily located in Alabama.

For construction and land development loans, we underwrite based on the financial strength and reputation of the builder, factoring in the general state of the economy and interest rates and the location of the home, with an 85% maximum loan-to-value ratio. This conservative approach to underwriting is further demonstrated by the overall performance of this category. For construction loans related to income-producing properties, the underwriting criteria are the same as outlined in the preceding paragraph.

Commercial and Industrial Loans. We make loans for commercial purposes in various lines of business. These loans are typically made on terms up to five years at fixed or variable rates and are secured by eligible accounts receivable, inventory or equipment. We attempt to reduce our credit risk on commercial loans by limiting the loan to value ratio to 80% on loans secured by eligible accounts receivable, 50% on loans secured by inventory and 75% on loans secured by equipment. Commercial and industrial loans comprised approximately $183.0 million, or 9.1% of our loan portfolio, at December 31, 2007. We also, from time to time, make unsecured commercial loans.

Consumer Loans. Our consumer portfolio includes installment loans to individuals in our market areas and consists primarily of loans to purchase automobiles, recreational vehicles, mobile homes and consumer goods. Consumer loans comprised approximately $53.4 million, or 2.6% of our loan portfolio, at December 31, 2007. Consumer loans are underwritten based on the borrower's income, current debt, credit history and collateral. Terms generally range from one to six years on automobile loans and one to three years on other consumer loans.

Credit Review and Procedures

There are credit risks associated with making any loan. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility.

We have a loan review process designed to promote early identification of credit quality problems. We employ a risk rating system that assigns to each loan a rating that corresponds to the perceived credit risk. Risk ratings are subject to independent review by a centralized loan review department, which also performs ongoing, independent review of the risk management process, including underwriting, documentation and collateral control. Regular reports are made to senior management and the Board of Directors regarding credit quality as measured by assigned risk ratings and other measures, including, but not limited to, the level of past due percentages and nonperforming assets. The loan review function is centralized and independent of the lending function.

Deposits

At December 31, 2007, our deposits totaled $2.201 billion which consisted of approximately 90% in direct customer deposits and 5% of wholesale money market deposits and 5% of brokered certificates of deposits. Core deposits are our principal source of funds, constituting approximately 71.8% of our total deposits as of December 31, 2007. Core deposits consist of demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit (excluding certificates of deposits over $100,000). Transaction accounts include checking, money market and NOW accounts that provide Superior Bank with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. The largest source of funds for Superior Bank is certificates of deposit. Certificates of deposit in excess of $100,000 are approximately $620.7 million, or 28.2% of our deposits, of which, approximately $119 million consist of wholesale, or "brokered," certificates of deposits, at December 31, 2007.

Our other primary source of funds is advances from the Federal Home Loan Bank ("FHLB"). These advances are secured by FHLB stock, agency securities and a blanket lien on certain residential and commercial real estate loans. We also have available unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements.

Deposit rates are set periodically by our internal Asset/Liability Management Committee, which includes certain members of senior management. We believe our rates are competitive with those offered by competing institutions in our market areas.

Competition

The banking industry is highly competitive, and our profitability depends principally upon our ability to compete in our market areas. In our market areas, we face competition from both super-regional banks and smaller community banks, as well as non-bank financial services companies. We encounter strong competition both in making loans and attracting deposits. However, over the past two years, either through foreign investment in local banks, mergers of equals or sales of competitors to large regional banks, the competitive landscape has changed in our markets. Superior Bank is now the third largest bank headquartered in Alabama and the largest community bank in Alabama. We fully anticipate being the beneficiary of the chaos these changes have brought and will bring to the affected organizations in our markets. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges. Customers also consider the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Customers may also take into account the fact that other banks offer different services. Many of the large super-regional banks against which we compete have significantly greater lending limits and may offer additional products; however, we believe we have been able to compete effectively with other financial institutions, regardless of their size, by emphasizing customer service and by providing a wide array of services. In addition, most of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. See "Supervision and Regulation." Competition may further intensify if additional financial services companies enter markets in which we conduct business.

Employees

As of December 31, 2007, we employed approximately 790 full-time equivalent employees, primarily at Superior Bank. We believe that our employee relations have been and continue to be good.

Supervision and Regulation

General. Superior Bancorp, as a unitary savings and loan holding company, and Superior Bank, as a federal savings bank, are required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. We are subject to extensive regulation, examination and supervision by the OTS, as our primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), as the deposit insurer. We are a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. We must file periodic reports with the OTS and the FDIC concerning our activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The OTS conducts periodic examinations to test our safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a thrift can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on us and our operations. Certain regulatory requirements applicable to us are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to thrifts and their holding companies set forth below does not purport to be a complete description of such statutes and regulations and their effects on us and is qualified in its entirety by reference to the actual laws and regulations.

Holding Company Regulation.. We are a nondiversified unitary savings and loan holding company within the meaning of such terms under federal law. The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings institution after May 4, 1999, unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that certain savings and loan holding companies may only engage in such activities. Since we became a savings and loan holding company in 2005, we are limited to such activities. Upon any non-supervisory acquisition by us of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, we would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by the OTS' regulation. However, the OTS has issued an interpretation concluding that the multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from directly or indirectly acquiring more than 5% of the voting stock of another financial institution or savings and loan holding company without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire other institutions, the OTS considers, among other things, the financial and managerial resources and future prospects of the institutions involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

Subject to certain exceptions, the OTS may not approve any acquisition that would result in a multiple savings and loan holding company's controlling savings institutions in more than one state.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations prescribe such restrictions on subsidiary savings institutions, as described below. Superior Bank must notify the OTS before declaring any dividend to Superior Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS, and the OTS has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Change in Bank Control Act. Under the Federal Change in Bank Control Act, a notice must be submitted to the OTS if any person, or group acting in concert, seeks to acquire "control" of a savings and loan holding company or a savings association. A change of control may occur, and prior notice may be required, upon the acquisition of more than 10% of our outstanding voting stock, unless the OTS has found that the acquisition will not result in a change of control of Superior Bancorp. Under the Change in Bank Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Regulation of Business Activities. The activities of thrifts are governed by federal laws and regulations. These laws and regulations delineate the nature and extent of the activities in which thrifts may engage. In particular, certain lending authority for thrifts, that is, commercial loans, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the regulatory examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest examination rating), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard.

The risk-based capital standard for savings institutions requires the maintenance of ratios of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core

(Tier 1) capital includes, among other things, common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries. The components of supplementary capital currently include, among other things, cumulative perpetual preferred stock, mandatory convertible securities, and the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2007, Superior Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (less than 3% for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized", and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. Superior Bank is a member of the Deposit Insurance Fund of the FDIC. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of four categories based upon a combination of their capitalization and examination ratings. An institution's assessment depends upon the category to which it is assigned. An institution assigned to the category with the lowest risk also has certain financial ratios taken into account in determining assessment rates, unless it is a large institution with at least one long-term debt issuer rating, in which case the rating will be taken into account in determining its assessment rate. Assessment rates for Deposit Insurance Fund members currently range from five basis points for the healthiest institutions to 43 basis points of assessable deposits for the riskiest. The FDIC has the authority to increase insurance assessments. A significant increase in Deposit Insurance Fund insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Superior Bank. Management cannot predict what insurance assessment rates will be in the future.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize the predecessor to the Savings Association Insurance Fund. During fiscal year 2007, Financing Corporation payments for Savings Association Insurance Fund members approximated 1.18 basis points of assessable deposits.

Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

QTL Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least nine months out of each 12-month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2007, Superior Bank met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

Limitations on Capital Distributions. The OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under the OTS regulations, the total capital distributions (including the proposed capital distribution) for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Superior Bank, it is a subsidiary of a holding company. In the event Superior Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Superior Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties. Superior Bank's authority to engage in transactions with "affiliates" (*i.e.*, any company that controls or is under common control with Superior Bank, including Superior Bancorp and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of a savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies, and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by public companies to their executive officers and directors. However, that act contains a specific exception for loans by a financial institution, such as Superior Bank, to its executive officers and directors that are made in compliance with federal banking laws. Under such laws, Superior Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans Superior Bank may make to insiders based, in part, on Superior Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil money penalties cover a wide range of violations and can amount to $5,000 per day, or even $1 million per day in especially egregious cases. In addition, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Federal Home Loan Bank System. Superior Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. Superior Bank, as a member of the Federal Home Loan Bank System, is required to acquire and hold shares of capital stock in the applicable FHLB (Atlanta) in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the applicable FHLB, whichever is greater. Superior Bank was in compliance with this requirement at December 31, 2007, with an investment in FHLB stock of $14.9 million.

Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. These amounts are adjusted annually. Superior Bank complies with the foregoing requirements.

Community Reinvestment Act. Superior Bank is subject to the CRA. The CRA and the regulations issued thereunder are intended to encourage financial institutions to help meet the credit needs of their service areas, including low and moderate income neighborhoods, consistent with the safe and sound operations of the financial institutions. These regulations also provide for regulatory assessment of an institution's record in meeting the needs of its service area when considering applications to establish branches, merger applications, applications to engage in new activities and applications to acquire the assets and assume the liabilities of another institution. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") requires federal banking agencies to make public a rating of an institution's performance under the CRA. In the case of a holding company involved in a proposed transaction, the CRA performance records of the banks involved are reviewed by federal banking agencies in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or thrift or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. Superior Bank maintains a satisfactory CRA rating.

Confidentiality of Customer Information. Federal laws and regulations, including the Gramm-Leach-Bliley Act, require that financial institutions take certain steps to protect the security and confidentiality of customers' non-public personal information. Among other things, these regulations restrict the ability of financial institutions to share non-public customer information with non-affiliated third parties and require financial institutions to provide customers with information about their privacy policies. Superior Bank has procedures in place that are intended to comply with these requirements.

Bank Secrecy Act. Superior Bancorp and Superior Bank are subject to the federal Bank Secrecy Act of 1970, as amended, which establishes requirements for recordkeeping and reporting by banks and other financial institutions designed to help identify the source, volume and movement of currency and monetary instruments into and out of the United States in order to help detect and prevent money laundering and other illegal activities. The Bank Secrecy Act requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees in such program, and to test the effectiveness of such program. Any failure to meet the requirements of the Bank Secrecy Act can involve substantial penalties and adverse regulatory action. We have adopted policies and procedures intended to comply with the requirements of the Bank Secrecy Act.

USA Patriot Act. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), which, among other things, amends the Bank Secrecy Act. The USA Patriot Act strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. Among its provisions, the USA Patriot Act requires that regulated financial institutions: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for any foreign correspondent banking relationships. We have adopted policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update our policies, procedures and controls to reflect changes required by the USA Patriot Act and implementing regulations.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, Superior Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits from, making loans to, or engaging in other types of transactions with, such customers.

Instability of Regulatory Structure

Various bills are routinely introduced in the United States Congress and state legislatures with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. We cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect us.

Effect on Economic Environment

The policies of regulatory authorities, especially the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of savings and loan holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks and thrifts in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on our business and earnings cannot be predicted.

Available Information

We maintain an Internet website at www.superiorbank.com. We make available free of charge through our website various reports that we file with the Securities and Exchange Commission, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports. These reports are made available as soon as reasonably practicable after these reports are filed with, or furnished to, the Securities and Exchange Commission. From our home page at www.superiorbank.com, go to and click on "Investor Relations" and click on "SEC Filings" to access these reports.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our principal executive, financial and accounting officers. A copy of our code of ethics is available on our website. We intend to disclose information about any amendments to, or waivers from, our code of ethics that are required to be disclosed under applicable Securities and Exchange Commission regulations by providing appropriate information on our website. If at any time our code of ethics is not available on our website, we will provide a copy of it free of charge upon written request.

Item 1A. Risk Factors.

Our business, and an investment in our securities, involves risks. The following summary describes factors we believe are material risks relating to our business and to the ownership of our securities. Our discussion of these risks contains forward-looking statements, and our actual results may differ materially from those anticipated by such forward-looking statements. In addition, financial condition and results of operations, and the market price of our common stock, may be substantially affected by other risks, including risks we have not identified or that we may believe are immaterial or unlikely. This summary does not purport to describe all risks that might possibly affect our business, financial condition or results of operations or the market price of our common stock.

Risks Relating To Our Business

If the interest payments we make on our deposits increase relative to our interest income, we may be less profitable. Our profitability depends to a large extent on Superior Bank's net interest income, which is the difference between income from interest-earning assets, such as loans we make and investment securities we hold, and interest we pay on deposits and our own borrowings. Our net interest income is affected not only by actions we take, but by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature at a time when interest rates are declining, or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature at a time when interest rates are rising.

In addition, we may be affected by changes in the difference between short- and long-term interest rates. For example, short-term deposits may be used to support longer-term loans. If the difference between short-and long-term interest rates becomes smaller, the spread between the rates we pay on deposits and borrowings and the rates we receive on loans we make could narrow significantly, decreasing our net interest income.

Further, if market interest rates rise rapidly, interest rate adjustment caps may limit our ability to increase interest rates on adjustable-rate mortgage loans, but we may have to pay higher interest rates on deposits and borrowings. This could cause our net interest income to decrease.

An increase in loan prepayments may adversely affect our profitability. The rate at which borrowers prepay loans is dependent on a number of factors outside our control, including changes in market interest rates, conditions in the housing and financial markets and general economic conditions. We cannot always accurately predict prepayment rates. If the prepayment rates with respect to our loans are greater than we anticipate, there may be a negative impact on our profitability because we may not be able to reinvest prepayment proceeds at rates comparable to those we received on the prepaid loans, particularly in a time of falling interest rates.

If our allowance for loan losses is inadequate, our profitability will be reduced. We are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing such loans will be insufficient to ensure full repayment. Such credit risk is inherent in the lending business, and our failure to adequately assess such credit risk could have material adverse effect on our financial condition and results of operations. We evaluate the collectability of our loan portfolio and review our evaluation on a regular basis, and we provide an allowance for loan losses that we believe is adequate based on various factors that we believe may affect the credit quality of our loans. However, there can be no assurance that actual loan losses will not exceed the allowance that we have established, as such allowance is adjusted from time to time.

If our allowance for loan losses is inadequate for the actual losses we experience, there could be a material adverse effect on our results of operations. In addition, if as a result of our perception of adverse trends, we materially increase our allowance for loan losses in the future, such increase would also reduce our earnings.

Events in our geographic markets could adversely affect us. Our business is concentrated in six geographic regions in Alabama and Florida. Any adverse changes in market or economic conditions in Florida and Alabama may increase the risk that our customers will be unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in local market conditions and general economic conditions. Any period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in general or in our markets in Florida and Alabama could adversely affect our results of operations and financial condition.

With most of our loans concentrated in a small number of markets, a decline in local economic conditions could adversely affect the values of our real estate collateral. Thus, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition, natural disasters, such as hurricanes and tornados, in our markets could adversely affect our business. The occurrence of such natural disasters in our markets could result in a decline in the value or destruction of mortgaged properties and in an increase in the risk of delinquencies, foreclosures or losses on these loans and may impact our customers' ability to repay loans.

We face substantial competition. There are numerous competitors in our geographic markets, including national, regional and local banks and thrifts and other financial services businesses, some of which have substantially greater resources, higher brand visibility and a wider geographic presence than we have. Some of these competitors may offer a greater range of services, more favorable pricing and greater customer convenience than we are able to. In addition, in some of our markets, there are a significant number of new banks and other financial institutions that have opened in the recent past or are expected to open in the near future, and such new competitors may also seek to exploit our markets and customer base. If we are unable to maintain and grow our market share in the face of such competition, our results of operations will be adversely affected.

We are subject to extensive regulation. Our operations are subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. We are also subject to applicable regulations of the Federal Home Loan Bank. Regulation by these entities is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our stockholders. We may incur substantial costs in complying with such regulations, and our failure to comply with them may expose us to substantial penalties.

In addition, we are subject to numerous consumer protection laws and other laws relating to the operation of financial institutions. Our failure to comply with such laws could expose us to liability, which could have a material adverse effect on our results of operations.

We may require additional capital to fund our growth plans. Our business strategy includes the expansion of our business through the development of new locations and through the acquisition of other financial institutions and, to the extent permitted by applicable law, complementary businesses as appropriate opportunities arise. In order to finance such growth and to maintain required regulatory capital levels, we may require additional capital in the future. There can be no assurance that such capital will be available upon favorable terms, or at all.

We are dependent upon the services of our management team. Our operations and strategy are directed by our senior management team, most of whom have joined Superior Bancorp since January 2005. Any loss of the services of members of our management team could have a material adverse effect on our results of operations and our ability to implement our business strategy.

Risks Related To an Investment In Our Common Stock

Superior Bancorp's stock price may be volatile due to limited trading volume and general market conditions. Our common stock is traded on the NASDAQ Global Market. However, the average daily trading volume in our common stock is relatively small, typically under 60,000 shares per day and sometimes less. With the increased number of outstanding shares due to acquisitions in 2006 and 2007, our average daily trading volume increased to approximately 171,000 shares per day. Notwithstanding this increase, trades involving a relatively small number of shares may have a significant effect on the market price of our common stock, and it may be difficult for investors to acquire or dispose of large blocks of stock without significantly affecting the market price.

In addition, market fluctuations, industry factors, general economic conditions and political events, including as economic slowdowns or recessions, interest rate changes or market trends, also could cause our stock price to decrease regardless of our operating results of operations.

Our ability to pay dividends is limited. Our ability to pay dividends is limited by regulatory requirements and the need to maintain sufficient consolidated capital to meet the capital needs of our business, including capital needs related to future growth. Our primary source of income is the payment of dividends from Superior Bank to us. Superior Bank, in turn, is likewise subject to regulatory requirements potentially limiting its ability to pay such dividends to us and by the need to maintain sufficient capital for its operations and obligations. Further, we are obligated, subject to regulatory limitations, to make periodic distributions on our trust preferred securities, which reduces the income that might otherwise be available to pay dividends on our common stock. Thus, there can be no assurance that we will pay dividends to our common stockholders, no assurance as to the amount or timing of any such dividends, and no assurance that such dividends, if and when paid, will be maintained, at the same level or at all, in future periods.

Use of our common stock for future acquisitions or to raise capital may be dilutive to existing stockholders. When we determine that appropriate strategic opportunities exist, we may acquire other financial institutions and related businesses, subject to applicable regulatory requirements. We may use our common stock for such acquisitions. From time to time, we may also seek to raise capital through selling additional common stock. It is possible that the issuance of additional common stock in such acquisition or capital transactions may be dilutive to the interests of our existing stockholders.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our headquarters are located at 17 North 20th Street, Birmingham, Alabama. As of December 21, 1999, Superior Bancorp and Superior Bank, who jointly owned the building, converted the building into condominiums known as The Bank Condominiums. Superior Bancorp and Superior Bank collectively own 13 condominium units. This space includes a branch of Superior Bank, various administrative offices, operations facilities and our headquarters. Twelve units are owned by third parties. We have leased or are pursuing the lease or sale of certain units (or parts thereof) not currently needed for our operations.

We operate through facilities at 93 locations. We own 52 of these facilities and lease 41 of these facilities. Rental expense on the leased properties totaled approximately $2,109,000 in 2007.

Item 3. Legal Proceedings.

While we are a party to various legal proceedings arising in the ordinary course of our business, we believe that there are no proceedings threatened or pending against us at this time that will individually, or in the aggregate, materially and adversely affect our business, financial condition or results of operations. We believe that we have strong claims and defenses in each lawsuit in which we are involved. While we believe that we will prevail in each lawsuit, there can be no assurance that the outcome of the pending, or any future, litigation, either individually or in the aggregate, will not have a material adverse effect on our business, our financial condition or our results of operations.

Item 4. Submission Of Matters To A Vote Of Security Holders.

None

PART II

Item 5. Market For The Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Common Stock

Our common stock trades on NASDAQ Global Market under the ticker symbol "SUPR." As of December 31, 2007, there were approximately 2,753 record holders of our common stock. The following table sets forth, for the calendar periods indicated, the range of high and low reported sales prices:

	High	Low
2006		
First Quarter	$11.94	$10.70
Second Quarter	11.87	10.71
Third Quarter	11.93	10.54
Fourth Quarter	11.89	10.39
2007		
First Quarter	$11.87	$10.57
Second Quarter	10.99	9.64
Third Quarter	10.43	8.10
Fourth Quarter	9.35	5.00
2008		
First Quarter (through March 11, 2008)	$ 6.06	$ 4.25

On March 11, 2008, the last reported sale price for the common stock was $5.24 per share.

Issuer Purchases of Equity Securities

We announced in October 2007, that the Board of Directors approved the purchase of an additional $1.0 million shares of our outstanding common stock beginning on or after November 2, 2007.

We repurchased 182,000 shares of our issued and outstanding common stock during the fourth quarter of 2007 pursuant to this program.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs
November 2007	152,000	$6.88	152,000	—
December 2007	30,000	5.28	30,000	818,000

Dividends

We paid dividends on our preferred stock aggregating $4.92 per preferred share in 2005. All of our preferred stock was converted into common stock effective June 30, 2005.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors. We derive cash available to pay dividends primarily, if not entirely, from dividends paid to us by our subsidiaries. There are certain restrictions that limit Superior Bank's ability to pay dividends to us and, in turn, our ability to pay dividends. The restrictions that may limit our ability to pay dividends are discussed in this Report in Item 1 under the heading "Supervision and Regulation — Limitations on Capital Distributions." Our ability to pay dividends to our stockholders will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. We do not currently pay dividends on our common stock, but expect to evaluate our common stock dividend policy from time to time as circumstances indicate, subject to applicable regulatory restrictions.

Equity Compensation Plan Information

The information required to be provided under Item 201(d) of Regulation S-K is incorporated by reference to the information provided under the caption "Executive Compensation and Other Information" included in our definitive proxy statement to be filed not later than April 30, 2008, in connection with our 2008 Annual Meeting of Stockholders.

Performance Graph

The performance graph below compares our cumulative shareholder return on our common stock over the last five fiscal years to the cumulative total return of the NASDAQ Composite Index and the NASDAQ Financial Index. Our cumulative shareholder return over a five-year period is based on an initial investment of $100 on December 31, 2002.



Total Return Performance
250
225
200
175
150
125
100
75
50
Index Value
Superior Bancorp
NASDAQ Composite
NASDAQ Financial
SNL Southeast Thrift Index
SNL Southeast Bank Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending					
	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Superior Bancorp	100.00	109.54	106.06	147.04	146.13	69.20
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
NASDAQ Financial	100.00	131.16	151.20	154.76	176.94	210.99
SNL Southeast Thrift Index	100.00	151.65	179.27	163.14	191.73	82.56
SNL Southeast Bank Index	100.00	125.58	148.92	152.44	178.75	134.65

SNL Southeast Thrift : Includes all Major Exchange (NYSE, AMEX, NASDAQ) Thrifts in SNL's coverage universe headquartered in AL, AR, FL, GA, MS, NC, SC, TN, VA, WV.

SNL Southeast Bank : Includes all Major Exchange (NYSE, AMEX, NASDAQ) Banks in SNL's coverage universe headquartered in AL, AR, FL, GA, MS, NC, SC, TN, VA, WV.

Item 6. Selected Financial Data.

The following table sets forth selected financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical financial data as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 is derived from our audited consolidated financial statements and related notes included in this Form 10-K. See "Item 8. Superior Bancorp and Subsidiaries Consolidated Financial Statements."

	As of and For The Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Amounts in thousands, except per share data)				
Selected Statement of Financial Condition Data:					
Total assets	$2,885,425	$2,440,990	$1,415,469	$1,423,128	$1,171,626
Loans, net of unearned income	2,017,011	1,639,528	963,253	934,868	856,941
Allowance for loan losses	22,868	18,892	12,011	12,543	25,174
Investment securities	361,171	354,716	242,595	288,308	141,601
Deposits	2,200,611	1,870,841	1,043,695	1,067,206	889,935
Advances from FHLB and other borrowings	222,828	211,255	214,496	205,546	131,919
Notes payable	9,500	5,545	3,755	3,965	1,925
Junior subordinated debentures owed to unconsolidated trusts	53,744	44,006	31,959	31,959	31,959
Stockholders' equity	350,042	276,087	105,065	100,539	100,122
Selected Statement of Income Data:					
Interest income	$ 171,929	$ 108,777	$ 77,280	$ 66,160	$ 76,213
Interest expense	96,767	61,383	38,255	28,123	33,487
Net interest income	75,162	47,394	39,025	38,037	42,726
Provision for loan losses	4,541	2,500	3,500	975	20,975
Noninterest income	19,357	11,811	9,583	10,527	14,592
Gain on sale of branches	—	—	—	739	48,264
Insurance proceeds	—	—	5,114	—	—
Management separation costs	—	265	15,467	—	—
Noninterest expense	78,223	49,520	45,153	47,937	57,930
Income (loss) before income taxes (benefit)	11,755	6,920	(10,398)	391	26,677
Income tax expense (benefit)	4,134	1,923	(4,612)	(796)	9,178
Net income (loss)	7,621	4,997	(5,786)	1,187	17,499
Preferred stock dividends	—	—	305	446	219
Effect of early conversion of preferred stock	—	—	2,006	—	—
Net income (loss) applicable to common stockholders	$ 7,621	$ 4,997	$ (8,097)	$ 741	$ 17,280
Per Share Data:					
Net income (loss) — basic	$ 0.21	$ 0.21	$ (0.42)	$ 0.04	$ 0.99
— diluted(1)	$ 0.20	$ 0.21	$ (0.42)	$ 0.04	$ 0.95
Weighted average shares outstanding — basic	36,974	23,409	19,154	17,583	17,492
Weighted average shares outstanding — diluted(1)	37,332	24,034	19,154	17,815	18,137
Book value at period end	$ 8.73	$ 7.97	$ 5.21	$ 5.31	$ 5.31
Tangible book value per share	$ 4.05	$ 4.23	$ 4.61	$ 4.62	$ 4.59
Preferred shares outstanding at period end	—	—	—	62	62
Common shares outstanding at period end	40,108	34,652	20,172	17,750	17,695
Performance Ratios and Other Data:					
Return on average assets	0.29%	0.30%	(0.41)%	0.09%	1.29%
Return on average tangible assets	0.31	0.30	N/A	N/A	N/A
Return on average stockholders' equity	2.47	3.55	(5.68)	1.18	19.08
Return on average tangible equity	4.91	4.89	N/A	N/A	N/A
Net interest margin(2)(3)	3.37	3.17	3.14	3.31	3.50
Net interest spread(3)(4)	3.04	2.93	3.00	3.20	3.35
Noninterest income to average assets(5)	0.67	0.66	0.77	0.82	1.03
Noninterest expense to average assets(6)	2.83	2.84	3.14	3.52	4.07
Efficiency ratio(7)	79.48	81.46	87.99	91.72	100.09
Average loan to average deposit ratio	92.80	93.12	88.82	92.16	100.69
Average interest-earning assets to average interest bearing liabilities	107.54	106.01	104.58	104.88	105.82
Assets Quality Ratios:					
Allowance for loan losses to nonperforming loans	90.31%	219.88%	252.76%	169.36%	78.59%
Allowance for loan losses to loans, net of unearned income	1.13	1.15	1.25	1.34	2.94
Nonperforming assets ("NPAs") to loans plus NPAs, net of unearned income	1.47	0.63	0.68	1.32	4.41
NPAs to total assets	1.03	0.43	0.47	0.87	3.25
Net loan charge-offs to average loans	0.24	0.20	0.43	1.52	2.21
Net loan charge-offs as a percentage of:					
Provision for loan losses	94.30	92.64	115.20	1,395.49	111.87
Allowance for loan losses	18.72	12.26	33.57	108.47	93.21

(1)-Common stock equivalents of 775,000 and 1,002,000 shares were not included in computing diluted earnings per share for the years ended December 31, 2004 and 2005, respectively, because their effects were antidilutive.

(2)-Net interest income divided by average earning assets.

(3)-Calculated on a taxable equivalent basis.

(4)-Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(5)-Noninterest income has been adjusted for certain nonrecurring items such as gain on sale of branches, insurance proceeds, change in fair value of derivatives and investment security gains (losses).

(6)-Noninterest expense has been adjusted for certain nonrecurring items such as loss on sale of assets and management separation costs.

(7)-Efficiency ratio is calculated by dividing noninterest expense, adjusted for management separation costs, losses on other real estate and the loss on sale of assets, by noninterest income, adjusted for gain on sale of branches, insurance proceeds, changes in fair values of derivatives and investment security gains (losses), plus net interest income on a fully taxable equivalent basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

General

The entire banking industry is operating in an adverse environment relative to maximizing short-term performance. Factors such as the challenging point in the credit cycle, housing market softness, gloomy media coverage, weakened consumer confidence and dramatic Federal Reserve rate reductions provide a stiff headwind going into 2008. We continue to adapt to these factors while remaining focused on taking the right actions that should ultimately result in enhanced shareholder value.

The following is a narrative discussion and analysis of significant changes in our results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and selected financial data included elsewhere in this document.

Overview

Our principal subsidiary is Superior Bank (the "Bank"), which has, since November 1, 2005, been chartered as a federal savings bank. Prior to that date, Superior Bank operated as an Alabama state bank. The Bank is headquartered in Birmingham, Alabama and operates 72 banking offices and one loan production office throughout the states of Alabama and Florida. Other subsidiaries include SFS, LLC, an Alabama limited liability company ("SFS"), Superior Financial Services, LLC, an Alabama limited liability company ("Superior Financial"), 1st Community Credit Corporation, an Alabama corporation ("Community Credit"), Superior Financial Management, Inc., an Alabama corporation, Community (AL) Capital Trust I, a Delaware trust, TBC Capital Statutory Trust II ("TBC Capital II"), a Connecticut statutory trust, Superior Capital Trust I ("Superior Capital I"), a Delaware business trust, Peoples Community Statutory Trust I ("Peoples Trust I") and Morris Avenue Management Group, Inc. ("MAMG"), an Alabama corporation, all of which are wholly owned. SFS was formed to acquire tax lien certificates. Superior Financial and Community Credit provide consumer finance services through 22 offices primarily in North Alabama and Superior Financial Management, Inc. provides investment related services. Community (AL) Capital Trust I, TBC Capital II, Superior Capital I and Peoples Trust I are unconsolidated special purpose entities formed solely to issue cumulative trust preferred securities. MAMG is a real estate management company that manages our headquarters, our branch facilities and certain other real estate owned by the Bank.

On July 27, 2007, we merged with People's Community Bancshares, Inc. ("People's"). People's was the holding company for People's Community Bank of the West Coast, a Florida state bank with three branches in Sarasota and Manatee Counties in Florida. People's had total assets of approximately $321 million, total loans of approximately $259 million and total deposits of approximately $245 million. During the third quarter of 2006, we merged with Kensington Bankshares, Inc. of Tampa, Florida ("Kensington") and in the fourth quarter of 2006, we merged with Community Bancshares, Inc. of Blountsville, Alabama ("Community"). Kensington and Community had combined loans of approximately $470 million and deposits of approximately $700 million.

In furtherance of our de novo branch strategy, 17 of 20 planned new branches have been opened since September 2006 in key Alabama and Florida markets attributing approximately $162 million of core deposits as of December 31, 2007. For the fourth quarter and year ended December 31, 2007, noninterest expense associated with the new branches was $1.0 and $3.0 million, respectively, or an approximate 2% premium on deposits. Three Alabama branches are scheduled to open before the end of the third quarter of 2008. Upon completion, the Bank will have invested approximately $25 to $30 million toward its de novo branch expansion program.

Our primary source of revenue is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investments, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Our results of operations are also affected by the provision for loan losses and other noninterest expenses such as salaries and benefits, occupancy expenses and provision for income taxes. The effects of these noninterest expenses are partially offset by noninterest sources of revenue such as service charges and fees on deposit accounts and mortgage banking income. Our volume of business is influenced by competition in our markets and overall economic conditions including such factors as market interest rates, business spending and consumer confidence.

During 2007, our net interest income increased by 58.6%, primarily due to an increase in average interest-earning assets. The increase in our interest-earning assets resulted primarily from an overall increase in the average volume of our loan portfolio. During 2007, we continued our strategy of realigning our loan and deposit mix, primarily through our acquisitions.

Service charges and fees were up 61.9% in 2007 from 2006 due to an increase in our customer base and adjustments for fee structures to market rates. Mortgage banking income increased 28.8% in 2007 due to an increase in the volume of mortgage loan originations throughout the year.

Total noninterest expenses increased from 2006 to 2007 primarily due to our acquisitions and branch expansion which resulted in higher personnel costs and occupancy expenses. All other noninterest expenses remained relatively stable in 2007 compared to 2006.

Our nonperforming assets have increased during 2007 as a result of weaknesses in the residential construction and mortgage loan portfolios. Management has increased its allocation of allowance for loan losses related to these sectors of our loan portfolio. The Bank is fortunate to have senior bankers who have experienced several previous challenging credit cycles. As with the first year of any credit cycle, nonperforming loans, past due loans and charged-off loans will increase. The level of deterioration is dependent on the quality of loan underwriting and risk pricing used during the loan's origination several years ago. If underwriting and pricing is done properly, the level of credit quality deterioration will be mild.

Management reviews the adequacy of the allowance for loan losses on a quarterly basis. The provision for loan losses represents the amount determined by management necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. (See "Critical Accounting Estimates" below.) For 2007, our provision for loan losses totaled $4.5 million and our net charge-offs totaled $4.3 million. As of December 31, 2007, our allowance for loan losses was $22.9 million, or 1.13% of loans, net of unearned income.

Critical Accounting Estimates

In preparing financial information, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods shown. The accounting principles we follow and the methods of applying these principles conform to accounting principles generally accepted in the United States and to general banking practices. Our most significant estimates and assumptions are related primarily to our allowance for loan losses, income taxes and goodwill impairment and are summarized in the following discussion and in the notes to the consolidated financial statements.

Allowance for Loan Losses

Management's determination of the adequacy of the allowance for loan losses, which is based on the factors and risk identification procedures discussed in the following pages, requires the use of judgments and estimates that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for loan losses to be increased or decreased in future periods. In addition, our regulators, as part of their examination process, may require that additions or reductions be made to the allowance for loan losses based on their judgments and estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. These calculations are based on many complex factors, including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax assets and liabilities.

Our determination of the realization of deferred tax assets (net of valuation allowances) is based upon management's judgment of various future events and uncertainties, including future reversals of existing taxable temporary differences, the timing and amount of future income earned by our subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. We believe that our subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. We evaluate quarterly the realizability of the deferred tax assets and, if necessary, adjust any valuation allowance accordingly.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation was effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007 (see Note 14 to the Consolidated Financial Statements).

Acquisitions

We recorded the assets and liabilities of People's, Kensington and Community at their estimated fair values. Arriving at these fair values required numerous assumptions regarding the economic life of assets, decay rates for liabilities and other factors. We engaged a third party to assist us in valuing certain of the financial assets and liabilities of People's, Kensington and Community. We also engaged a real estate appraisal firm to value the more significant properties that we acquired in the acquisitions. As a result, we consider the values we have assigned to the acquired assets and liabilities of People's, Kensington and Community to be reasonable and consistent with the application of generally accepted accounting principles.

Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Our annual assessment date is December 31. Should we determine in a future period that the goodwill recorded in connection with our acquisitions has become impaired, then a charge to our earnings will be recorded in the period such determination is made.

Results of Operations

Earnings. Net income decreased $155,000, or 7.6%, to $1.90 million for the three months ended December 31, 2007 (fourth quarter of 2007), from $2.06 million for the three months ended December 31, 2006 (fourth quarter of 2006). Net income increased $2.62 million, or 52.5%, to $7.62 million for the year ended December 31, 2007, from $5.0 million for the year ended December 31, 2006. The following table presents key earnings data for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(Dollars in thousands, except per share data)			
Superior Bancorp and Subsidiaries				
Net income	$1,904	$2,059	$ 7,621	$4,997
Net income per common share (diluted)	0.05	0.06	0.20	0.21
Net interest margin	3.20%	3.34%	3.37%	3.17%
Net interest spread	2.88	3.01	3.04	2.93
Return on average assets	0.26	0.37	0.29	0.30
Return on average stockholders' equity	2.16	3.71	2.47	3.55
Return on average tangible equity	4.66	6.52	4.91	4.89
Book value per share	$ 8.73	$ 7.97	$ 8.73	$ 7.97
Tangible book value per share	4.05	4.23	4.05	4.23
Banking Subsidiary, Superior Bank				
Net income	$2,329	$3,884	$12,473	$9,156
Return on average assets	0.32%	0.68%	0.48%	0.55%
Return on average stockholders' equity	2.36	6.64	3.63	5.85
Return on average tangible equity	4.50	11.23	6.54	7.78

Net income decreased during the fourth quarter of 2007 compared to 2006. This decrease is primarily attributable to an increase in the provision for loan losses. The increase in our net income during the year ended December 31, 2007 compared to year ended December 31, 2006 is primarily the result of an increase in net interest income and noninterest income offset by an increase in noninterest expenses. The increase in each of these components is primarily attributable to our de novo branch strategy and our acquisitions of People's in the third quarter of 2007, and Kensington and Community in the third and fourth quarters, respectively, of 2006.

Net Interest Income. The largest component of our net income is net interest income, which is the difference between the income earned on interest-earning assets and interest paid on deposits and borrowings. Net interest income is determined by the rates earned on our interest-earning assets, rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, the degree of mismatch and the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents our net interest margin. The following table summarizes the changes in the components of net interest income for the periods indicated:

	Increase (Decrease) in					
	Fourth Quarter 2007 vs. 2006			Year Ended December 31, 2007 vs. 2006		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
ASSETS						
Interest-earning assets:						
Loans, net of unearned income	$545,413	$ 9,978	(0.22)%	$662,185	$57,784	0.31%
Investment securities						
Taxable	(5,051)	131	0.24	64,862	4,180	0.30
Tax-exempt	21,494	361	0.54	11,575	770	0.43
Total investment securities	16,443	492	0.31	76,437	4,950	0.33
Federal funds sold	(18,110)	(244)	(0.53)	(2,128)	(99)	0.12
Other investments	1,761	(106)	(1.08)	10,385	779	0.36
Total interest -earning assets	$545,507	10,120	(0.03)	$746,879	63,414	0.40
Interest-bearing liabilities:						
Demand deposits	$192,738	1,769	0.05	$208,863	8,934	0.36
Savings deposits	11,752	187	1.04	22,684	641	0.98
Time deposits	280,020	4,374	0.34	407,155	23,581	0.44
Other borrowings	16,770	(55)	(0.41)	20,812	1,368	0.13
Subordinated debentures	18,347	135	(2.55)	14,915	860	(1.22)
Total interest-bearing liabilities	$519,627	6,410	0.10	$674,429	35,384	0.29
Net interest income/net interest spread		3,710	(0.13)%		28,030	0.11%
Net yield on earning assets			(0.14)%			0.20%
Taxable equivalent adjustment:						
Investment securities		123			262	
Net interest income		$ 3,587			$27,768	

The following table depicts, on a taxable equivalent basis for the fourth quarters of 2007 and 2006, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Average yields are calculated by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been calculated on a daily basis.

	Three Months Ended December 31,					
	2007			2006		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
ASSETS						
Interest-earning assets:						
Loans, net of unearned income(1)	$2,045,813	$40,660	7.89%	$1,500,400	$30,682	8.11%
Investment securities						
Taxable	331,596	4,369	5.23	336,647	4,238	4.99
Tax-exempt(2)	33,447	537	6.37	11,953	176	5.83
Total investment securities	365,043	4,906	5.33	348,600	4,414	5.02
Federal funds sold	8,500	97	4.53	26,610	341	5.06
Other investments	48,800	640	5.20	47,039	746	6.28
Total interest-earning assets	2,468,156	46,303	7.44	1,922,649	36,183	7.47
Noninterest-earning assets:						
Cash and due from banks	48,618			32,628		
Premises and equipment	99,190			81,068		
Accrued interest and other assets	290,894			164,232		
Allowance for loan losses	(22,095)			(17,152)		
Total assets	$2,884,763			$2,183,425		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing liabilities:						
Demand deposits	$ 635,371	$ 5,657	3.53%	$ 442,633	$ 3,888	3.48%
Savings deposits	59,946	314	2.08	48,194	127	1.04
Time deposits	1,278,976	16,037	4.97	998,956	11,663	4.63
Other borrowings	270,808	3,336	4.89	254,038	3,391	5.30
Subordinated debentures	53,799	1,066	7.86	35,452	931	10.41
Total interest-bearing liabilities	2,298,900	26,410	4.56	1,779,273	20,000	4.46
Noninterest-bearing liabilities:						
Demand deposits	206,977			159,239		
Accrued interest and other liabilities	29,834			24,759		
Stockholders' equity	349,052			220,154		
Total liabilities and stockholders' equity	$2,884,763			$2,183,425		
Net interest income/net interest spread		19,893	2.88%		16,183	3.01%
Net yield on earning assets			3.20%			3.34%
Taxable equivalent adjustment:						
Investment securities(2)		183			60	
Net interest income		$19,710			$16,123	

(1) Nonaccrual loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.

(2) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34%.

The following table sets forth, on a taxable equivalent basis, the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the fourth quarters of 2007 and 2006:

	Three Months Ended December 31, 2007 vs. 2006 (1)		
	Increase (Decrease)	Changes Due To	
		Rate	Volume
	(Dollars in thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ 9,978	$ (856)	$10,834
Interest on securities:			
Taxable	131	197	(66)
Tax-exempt	361	18	344
Interest on federal funds	(244)	(33)	(211)
Interest on other investments	(106)	(133)	27
Total interest income	10,120	(807)	10,928
Expense from interest-bearing liabilities:			
Interest on demand deposits	1,769	57	1,712
Interest on savings deposits	187	150	37
Interest on time deposits	4,374	908	3,466
Interest on other borrowings	(55)	(271)	216
Interest on subordinated debentures	135	(266)	401
Total interest expense	6,410	578	5,832
Net interest income	$ 3,710	$(1,385)	$ 5,096

(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

The following tables depict, on a taxable equivalent basis for each of the three years in the period ended December 31, 2007, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
				(Dollars in thousands)					
				ASSETS					
Interest-earning assets:									
Loans, net of unearned income(1)	$1,839,029	$150,443	8.18%	$1,176,844	$ 92,659	7.87%	$ 947,212	$63,895	6.75%
Investment securities:									
Taxable	328,893	17,174	5.22	264,031	12,994	4.92	255,663	11,632	4.55
Tax-exempt(2)	21,668	1,359	6.27	10,093	589	5.84	6,932	373	5.38
Total investment securities	350,561	18,533	5.29	274,124	13,583	4.96	262,595	12,005	4.57
Federal funds sold	8,975	471	5.25	11,102	570	5.13	14,757	460	3.12
Other investments	47,612	2,944	6.18	37,227	2,165	5.82	22,266	1,047	4.70
Total interest-earning assets	2,246,177	172,391	7.67	1,499,297	108,977	7.27	1,246,830	77,407	6.21
Noninterest-earning assets:									
Cash and due from banks	45,142			32,730			28,227		
Premises and equipment	95,289			64,378			56,897		
Accrued interest and other assets	254,785			100,514			83,743		
Allowance for loan losses	(20,431)			(13,594)			(12,504)		
Total assets	$2,620,962			$1,683,325			$1,403,193		
				LIABILITIES AND STOCKHOLDERS' EQUITY					
Interest-bearing liabilities:									
Demand deposits	$ 568,125	$ 20,791	3.66%	$ 359,262	$ 11,857	3.30%	$ 339,842	$ 7,144	2.10%
Savings deposits	50,652	818	1.61	27,968	177	0.63	25,935	40	0.15
Time deposits	1,171,942	58,058	4.95	764,787	34,477	4.51	607,141	20,731	3.41
Other borrowings	249,443	12,971	5.20	228,631	11,603	5.07	187,297	7,493	4.00
Subordinated debentures	48,557	4,129	8.50	33,642	3,269	9.72	31,959	2,847	8.91
Total interest-bearing liabilities	2,088,719	96,767	4.63	1,414,290	61,383	4.34	1,192,174	38,255	3.21
Noninterest-bearing liabilities:									
Demand deposits	191,066			111,757			93,564		
Accrued interest and other liabilities	32,905			16,451			15,651		
Total liabilities	2,312,690			1,542,498			1,301,389		
Stockholders' equity	308,272			140,827			101,804		
Total liabilities and stockholders' equity	$2,620,962			$1,683,325			$1,403,193		
Net interest income/net interest spread		75,624	3.04%		47,594	2.93%		39,152	3.00%
Net yield on earning assets			3.37%			3.17%			3.14%
Taxable equivalent adjustment:									
Investment securities(2)		462			200			127	
Net interest income		$ 75,162			$ 47,394			$39,025	

---

(1) Nonaccrual loans are included in loans, net of unearned income. No adjustment has been made for these loans in the calculation of yields.

(2) Interest income and yields are presented on a fully taxable equivalent basis using a tax rate of 34 percent.

The following table sets forth, on a taxable equivalent basis, the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the years ended December 31, 2007 and 2006.

	Year Ended December 31,(1)					
	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease)	Changes Due to Rate	Changes Due to Volume	Increase (Decrease)	Changes Due to Rate	Changes Due to Volume
	(Dollars in thousands)					
Income from earning assets:						
Interest and fees on loans	$57,784	$3,780	$54,004	$28,764	$11,688	$17,076
Interest on securities:						
Taxable	4,180	831	3,349	1,362	390	972
Tax-exempt	770	46	724	216	33	183
Interest on federal funds	(99)	13	(112)	110	244	(134)
Interest on other investments	779	141	638	1,118	997	121
Total interest income	63,414	4,811	58,603	31,570	13,352	18,218
Expense from interest-bearing liabilities:						
Interest on demand deposits	8,934	1,412	7,522	4,713	4,285	428
Interest on savings deposits	641	421	220	137	134	3
Interest on time deposits	23,581	3,651	19,930	13,746	7,616	6,130
Interest on other borrowings	1,368	301	1,067	4,110	2,252	1,858
Interest on subordinated debentures	860	(450)	1,310	422	267	155
Total interest expense	35,384	5,335	30,049	23,128	14,554	8,574
Net interest income	$28,030	$ (524)	$28,554	$ 8,442	$(1,202)	$ 9,644

(1) The changes in net interest income due to both rate and volume have been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

Provision for Loan Losses. The provision for loan losses represents the amount determined by management to be necessary to maintain the allowance for loan losses at a level capable of absorbing inherent losses in the loan portfolio. Management reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance for loan loss calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using an eight-point scale, with loan officers having the primary responsibility for assigning risk ratings and for the timely reporting of changes in the risk ratings. These processes, and the assigned risk ratings, are subject to review by our internal loan review function and chief credit officer. Impaired loans are reviewed specifically and separately under Statement of Financial Accounting Standards ("SFAS") No. 114 to determine the appropriate reserve allocation. Management compares the investment in an impaired loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral, if the loan is collateral-dependent, to determine the specific reserve allowance. To evaluate the overall adequacy of the allowance to absorb losses inherent in our loan portfolio, management considers historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, economic conditions and other pertinent information. Based on future evaluations, additional provisions for loan losses may be necessary to maintain the allowance for loan losses at an appropriate level. See "Financial Condition — Allowance for Loan Losses" for additional discussion.

The provision for loan losses was $1.7 million for the fourth quarter of 2007, an increase of $1.0 million, or 154.9%, from $650,000 in the fourth quarter of 2006. The provision for loan losses was $4.5 million for the year ended December 31, 2007, an increase of $2.0 million, or 81.6%, from $2.5 million the year ended December 31,

2006. During the fourth quarter and year ended December 31, 2007, we had net charged-off loans totaling $1.7 million and $4.3 million, respectively, compared to net charged-off loans of $662,000 and $2.3 million in the fourth quarter and year ended December 31, 2006, respectively. The annualized ratio of net charged-off loans to average loans was 0.33% and 0.24% for the fourth quarter of 2007 and year ended December 31, 2007, compared to the .18% and 0.20% for the fourth quarter of 2006 and year ended December 31, 2006. The allowance for loan losses totaled $22.9 million, or 1.13% of loans, net of unearned income, at December 31, 2007, compared to $18.9 million, or 1.15% of loans, net of unearned income, at December 31, 2006. See "Financial Condition — Allowance for Loan Losses" for additional discussion.

Noninterest income. Noninterest income increased $2.2 million and $7.5 million, or 61.1% and 63.9%, to $5.8 million and $19.4 million for the fourth quarter and year ended December 31, 2007, respectively, from $3.6 million and $11.9 million for the fourth quarter and year ended December 31, 2006, respectively. The components of noninterest income for the fourth quarters and years ended December 31, 2007 and 2006 consisted of the following:

	Three Months Ended December 31,		
	2007	2006	% Change
	(Dollars in thousands)		
Service charges and fees on deposits	$2,183	$1,530	42.68%
Mortgage banking income	808	839	(3.69)
Investment securities gains	66	—	100.00
Change in fair value of derivatives	1,141	331	244.71
Increase in cash surrender value of life insurance	514	357	43.98
Other noninterest income	1,096	549	99.64
Total	$5,808	$3,606	61.06%

	Year Ended December 31,		
	2007	2006	% Change
	(Dollars in thousands)		
Service charges and fees on deposits	$ 7,957	$ 4,915	61.89%
Mortgage banking income	3,860	2,997	28.80
Investment securities gains	308	—	100.00
Change in fair value of derivatives	1,310	374	250.27
Increase in cash surrender value of life insurance	1,895	1,580	19.94
Other noninterest income	4,027	1,945	107.04
Total	$19,357	$11,811	63.89%

The increases in service charges on deposits and fees are primarily attributable to an increased customer base resulting from our acquisitions. The increase in mortgage banking income is the result of an increase in the volume of originations. The increase in other noninterest income is primarily due to increases in credit life insurance commissions, brokerage commissions and ATM network fees. Our credit life insurance commissions have increased due to the acquisition of a consumer finance company subsidiary as part of the Community purchase. The increase in brokerage commissions is the result of increased volume in our investment subsidiary, and the increase in ATM network fees is the result of increased volume related to new customers and additional ATM locations acquired through acquisitions or new branch locations.

Noninterest expenses. Noninterest expenses increased $4.7 million, or 29.4%, to $20.8 million for the fourth quarter of 2007 from $16.1 million for the fourth quarter of 2006. This increase is primarily due to our acquisitions and the opening of new branch locations. Selected key ratios, as shown below, remained level between the periods with noninterest expense to average assets ratio showing some improvement. Continued branch expansion is expected to put pressure on these ratios. However, increases in the volume of net interest income and noninterest income are expected to begin offsetting these costs. Noninterest expenses included the following for the fourth quarters of 2007 and 2006:

	Three Months Ended December 31,		
	2007	2006	% Change
	(Dollars in thousands)		
Noninterest Expenses			
Salaries and employee benefits	$11,357	$ 8,738	29.97%
Occupancy, furniture and equipment expense	3,742	2,430	53.99
Management separation costs	—	265	(100.00)
Amortization of core deposit intangibles	588	209	181.34
Merger-related costs	108	285	(62.11)
Professional fees	720	738	(2.32)
Insurance expense	638	588	8.56
Postage, stationery and supplies	570	438	30.11
Communications expense	538	401	34.08
Advertising expense	638	432	47.49
Other operating expense	1,951	1,593	22.47
Total	$20,850	$16,117	29.37%
Selected Key Ratios			
Noninterest expense to average assets(1)	2.76%	2.84%	
Efficiency ratio(1)	81.82	79.19	

(1) In calculating the selected key ratios, noninterest expense has been adjusted for amortization of core deposit intangibles, merger-related costs and other losses on the sale of assets.

Noninterest expenses increased $28.4 million, or 57.1%, to $78.2 million for the year ended December 31, 2007 from $49.8 million for the year ended December 31, 2006. This increase is primarily due to our acquisitions and the opening of new branch locations. Selected key ratios, as shown below, improved from the year ended December 31, 2006. Continued branch expansion is expected to put pressure on these ratios. However, increases in the volume of net interest income and noninterest income are expected to begin offsetting these costs. Noninterest expenses included the following for the years ended December 31, 2007 and 2006:

	Year Ended December 31,		
	2007	2006	% Change
	(Dollars in thousands)		
Noninterest Expenses			
Salaries and employee benefits	$42,316	$26,805	57.87%
Occupancy, furniture and equipment expense	13,391	7,754	72.70
Management separation costs	—	265	(100.00)
Amortization of core deposit intangibles	1,691	442	282.58
Loss on extinguishment of debt	1,469	—	100.00
Merger-related costs	639	635	.63
Loss on termination of ESOP	158	—	100.00
Subsidiary startup costs	—	135	(100.00)
Professional fees	2,269	2,598	(12.65)
Insurance expense	2,189	1,899	15.29
Postage, stationery and supplies	2,252	1,250	80.20
Communications expense	2,007	988	103.04
Advertising expense	2,397	1,352	77.34
Other operating expense	7,445	5,662	31.47
Total	$78,223	$49,785	57.12%
Selected Key Ratios			
Noninterest expense to average assets(1)	2.83%	2.84%	
Efficiency ratio(1)	79.48	81.46	

(1) In calculating the selected key ratios, noninterest expense has been adjusted for amortization of core deposit intangibles, extinguishment of debt, merger-related costs, termination of ESOP and other losses on the sale of assets.

Income tax expense. We recognized income tax expense of $1.1 million and $4.1 million for the fourth quarter of 2007 and year ended December 31, 2007, respectively, compared to $903,000 and $1.9 million for the fourth quarter of 2006 and year ended December 31, 2006, respectively. Our effective tax rate increased in 2007 compared to 2006 due to higher levels of income, recognition of taxable gains on the exchange of bank-owned life insurance and the recapture of tax credits related to the sale of condominium units. The difference between the effective tax rates in 2007 and 2006 and the blended federal statutory rate of 34% and state tax rates between 5% and 6%, is primarily due to certain tax-exempt income from investments and insurance policies. We adopted the provisions of FIN 48 as of January 1, 2007, the effect of which is described in Note 14 to the Consolidated Financial Statements.

We adopted the provisions of FIN 48 as of January 1, 2007 which resulted in a charge of approximately $555,000 to the January 1, 2007 retained earnings balance. As of the adoption date, we had unrecognized tax benefits of $459,000, all of which, if recognized, would affect our effective tax rate. Also, as of the adoption date, we had accrued interest expense related to the unrecognized tax benefits of approximately $146,000. Accrued interest related to unrecognized tax benefits is recognized in income tax expense. Penalties, if incurred, will be recognized in income tax expense as well.

We, along with our subsidiaries, are subject to U.S. federal income tax as well as to Alabama and Florida income taxes. We have concluded all U.S. federal income tax matters for years through 2002, including acquisitions.

All state income tax matters have been concluded for years through 2001. We received notices of proposed adjustments relating to state taxes due for the years 2002 and 2003, which include proposed adjustments relating to income apportionment of a subsidiary. Our management anticipates that these examinations may be finalized in the foreseeable future. However, based on the status of these examinations, and the protocol of finalizing audits by the taxing authority, which could include formal legal proceedings, it is not possible to estimate the impact of any changes to the previously recorded uncertain tax positions. There have been no significant changes to the status of these examinations during the twelve-month period ended December 31, 2007.

Our net deferred tax assets decreased $4.5 million to $20.9 million as of December 31, 2007 from $25.4 million at December 31, 2006. This decrease is primarily due to an increase in deferred tax liabilities related to our acquisition of People's.

Our determination of the realization of deferred tax assets (net of valuation allowance) is based upon management's judgment of various future events and uncertainties, including future reversals of existing taxable temporary differences, the timing and amount of future income earned by our subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. We believe that our subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits. We evaluate quarterly the realizability of the deferred tax assets and, if necessary, adjust any valuation allowance accordingly.

Year Ended December 31, 2006, Compared with Year Ended December 31, 2005

Our net income for the year ended December 31, 2006 was $4.9 million, compared to a net loss of $5.8 million for the year ended December 31, 2005. Net income available to common stockholders was $4.9 million for the year ended December 31, 2006, compared to a net loss of $8.1 million for the year ended December 31, 2005. Our basic and diluted net income (loss) per common share was $0.21 for the year ended December 31 2006, compared to $(0.42) per common share for the year ended December 31, 2005. Our return on average assets was 0.30% in 2006, compared to (0.41)% in 2005. Our return on average stockholders' equity was 3.55% in 2006, compared to (5.68)% in 2005. Our book value per common share at December 31, 2006 and 2005 was $7.97 and $5.21, respectively, and our tangible book value per common share decreased to $4.23 at December 31, 2006 from $4.61 as of December 31, 2005. Average equity to average assets increased to 8.37% in 2006 from 7.26% in 2005.

The increase in earnings for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily the result of an increase in net interest income and a decrease in management separation costs.

Net interest income is the difference between the income earned on interest-earning assets and interest paid on interest-bearing liabilities used to support such assets. Net interest income increased $8.4 million, or 21.4%, to $47.4 million for the year ended December 31, 2006 from $39.0 million for the year ended December 31, 2005. This was due to an increase in interest income of $31.5 million, or 40.8%, offset by a increase in total interest expense of $23.1 million, or 60.5%. The increase in total interest income was primarily attributable to a $28.8 million, or 45.1%, increase in interest income on average loans, which increased $230 million to $1.177 billion.

The increases in interest income were offset by a $18.6 million, or 66.6%, increase in interest expense on deposits and a $4.5 million, or 43.8%, increase in interest expense on other borrowings. Average interest-bearing deposits increased $179.1 million, or 18.4%, and average other borrowings increased $41.3 million, or 22.1%. The average rate paid on interest-bearing liabilities was 4.34% for the year ended December 31, 2006, compared to 3.21% for the year ended December 31, 2005. This increase is the result of higher average rates paid on all interest-bearing deposits due to higher market rates.

Our net interest spread and net interest margin were 2.93% and 3.17%, respectively, for the year ended December 31, 2006, compared to 3.00% and 3.14%, respectively, for the year ended December 31, 2005.

Our average interest-earning assets for the year ended December 31, 2006 increased $252.5 million, or 20.2%, to $1.499 billion from $1.247 billion for the year ended December 31, 2005. This increase in our average interest-earning assets was due primarily to mergers with Kensington and Community in late 2006 and increased loan production. Average interest-bearing liabilities increased $222.1 million, or 18.6%, to $1.414 billion from $1.192 billion for the year ended December 31, 2005. The increase in average interest-bearing liabilities is primarily due to mergers with Kensington and Community in late 2006. The ratio of our average interest-earning assets to average interest-bearing liabilities was 106.0% and 104.6% for the years ended December 31, 2006 and 2005, respectively. Our average interest-bearing assets produced a taxable equivalent yield of 7.27% for the year ended December 31, 2006, compared to 6.21% for the year ended December 31, 2005. The 106-basis point increase in the yield was offset by a 113-basis point increase in the average rate paid on interest-bearing liabilities.

The provision for loan losses was $2.5 million for the year ended December 31, 2006, a decrease of $1.0 million in comparison to $3.5 million in 2005. This decrease can be attributed primarily to the continued improvement in the overall quality of the Bank's loan portfolios. While the provision is moderately lower in comparison to 2005, management continues to maintain a proactive approach to credit risk management as the economy experiences cycles and as the Bank continues to grow both internally and through mergers and acquisitions. Nonperforming loans increased, to 0.52% of loans at December 31, 2006 from 0.49% at December 31, 2005. During 2006, we had net charged-off loans totaling $2.3 million, compared to net charged-off loans of $4.0 million for 2005. The ratio of net charged-off loans to average loans was 0.20% for 2006 compared to 0.43% for 2005. The allowance for loan losses totaled $18.9 million, or 1.15% of loans, net of unearned income, at December 31, 2006, compared to $12.0 million, or 1.25% of loans, net of unearned income, at December 31, 2005. See "Financial Condition — Allowance for Loan Losses" for additional discussion.

Noninterest income decreased $2.9 million, or 19.6%, to $11.8 million in 2006 from $14.7 million in 2005. This decrease is primarily due to insurance proceeds received in 2005 of $5.1 million and was partially offset by $1.3 million in losses on the sale of available-for-sale securities in 2005 and changes in the fair values of derivatives. In 2006, changes in the fair value of derivatives totaled $374,000. The investment portfolio losses were realized primarily in the first quarter of 2005 as a result of a $50 million sale of bonds in the investment portfolio. We reinvested the proceeds in bonds intended to enhance the yield and cash flows of our investment securities portfolio. The new investment securities were classified as available for sale.

Income from mortgage banking operations for the year ended December 31, 2006 increased $439,000, or 17.2%, to $3.0 million in 2006 from $2.6 million in 2005. This increase is due to increased origination activity during 2006. Income from customer service charges and fees increased $228,000, or 4.9%, to $4.9 million in 2006 from $4.6 million in 2005. This increase is primarily due to an increase of transaction accounts from 2005 to 2006. Management is currently pursuing new accounts and customers through direct marketing and other promotional efforts to increase this source of revenue. Other noninterest income was $3.5 million, a decrease of $86,000, or 2.3%, from $3.6 million in 2005.

Noninterest expense decreased $10.8 million, or 17.9%, to $49.8 million in 2006 from $60.6 million in 2005, primarily due to the management separation costs of $15.5 million incurred in the first six months of 2005. Salaries and employee benefits increased $3.7 million, or 16.0%, to $26.8 million in 2006 compared to $23.1 million in 2005. This increase is primarily the result of an increased employee base which resulted from the mergers with Kensington and Community in the third and fourth quarters of 2006. We incurred internal merger-related costs and subsidiary startup costs of $770,000.

All other noninterest expenses remained flat, at $22.0 million in 2006 and in 2005, as the new executive management team implemented certain cost control measures. See Note 21 to the Consolidated Financial Statements for more detail on the components of our noninterest expenses.

Income tax expense was $1.9 million in 2006, compared to a tax benefit of $4.6 million in 2005. The primary difference in the effective tax rate and the federal statutory rate of 34% for 2006 is due to the effect of certain tax-exempt interest and the increase in the cash surrender value of life insurance. See Note 14 to the Consolidated Financial Statements for more detail on the components of our income tax expense.

Our net deferred tax assets increased to $25.3 million as of December 31, 2006 from $14.8 million at December 31, 2005. This increase is primarily due to an increase in federal net operating loss carryforwards ("NOLs"). Approximately $26.0 million in NOLs were generated in prior periods by Community, which we acquired during the fourth quarter of 2006. These carryforwards are subject to certain statutory limitations, but we expect that future earnings will be sufficient to utilize these losses. These carryforwards do not begin to expire until the year 2023. Due to limitations on the use of net operating losses acquired in the merger with Community, a valuation allowance of $1.2 million has been established as of December 31, 2006 against such deferred income tax assets in purchase accounting. Any subsequently recognized income tax benefits relating to this valuation allowance will be reflected as a reduction of goodwill related to the acquisition.

Market Risk — Interest Rate Sensitivity

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

We evaluate interest rate sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to moderate interest rate sensitivity risk. We use computer simulations that reflect various interest rate scenarios and the related impact on net interest income over specified periods of time.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of interest rate sensitive earning assets and interest rate sensitive liabilities. In general, management's strategy is to match asset and liability balances within maturity categories to limit our exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. Our asset and liability management strategy is formulated and monitored by our Asset/Liability Management Committee ("ALCO"), which is composed of our head of asset/liability management and other senior officers, in accordance with policies approved by the board of directors. The ALCO meets monthly to review, among other things, the sensitivity of our assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to purchase and sale activity, and maturities of investments and borrowings. The ALCO also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports regularly to our Board Loan and Investment Committee and the full board of directors.

One of the primary goals of the ALCO is to effectively manage the duration of our assets and liabilities so that the respective durations are matched as closely as possible. These duration adjustments can be accomplished either internally by restructuring our balance sheet, or externally by adjusting the duration of our assets or liabilities through the use of interest rate contracts, such as interest rate swaps, caps, and floors. In the fourth quarter of 2006, as it appeared short-term rates had reached a plateau, we purchased $50 million in interest rate floors, reducing our level of asset sensitivity. (See "Interest Rate Floors" below)

We measure our interest rate risk by analyzing the correlation of interest-bearing assets to interest-bearing liabilities ("gap analysis"), net interest income simulation, and economic value of equity ("EVE") modeling.

As of December 31, 2007, the Bank had approximately $454 million more in interest-bearing liabilities than interest-earning assets that could reprice to current market rates during the next 12 months. However, shortcomings are inherent in any gap analysis, because the rates on certain assets and liabilities may not move proportionately as market interest rates change. For example, when national money market rates change, interest rates on our NOW, savings, and money market deposit accounts may not change as much as rates on commercial loans. The Bank had approximately $717 million of such administratively priced deposits on December 31, 2007.

The Bank's net interest income simulation model projects that net interest income will increase on an annual basis by 3.5%, or approximately $2.7 million, assuming an instantaneous and parallel increase in interest rates of 200 basis points. Assuming an instantaneous and parallel decrease of 200 basis points, net interest income is projected to decrease on an annual basis by 9.1%, or approximately $7.1 million. The net interest income produced by these scenarios is within our asset and liability management policy.

EVE is a concept related to longer-term interest rate risk. EVE is defined as the net present value of the balance sheet's cash flows or the residual value of future cash flows. While EVE does not represent actual market liquidation or replacement value, it is a useful tool for estimating our balance sheet earnings capacity. The greater the EVE, the greater our earnings capacity. The Bank's EVE model projects that EVE will increase 4.4% assuming an instantaneous and parallel increase in interest rates of 200 basis points. Assuming an instantaneous and parallel decrease of 200 basis points, EVE is projected to decrease 9.8%. The EVE produced by these scenarios is within our asset and liability management policy. The following table sets forth the Bank's EVE as of December 31, 2007:

Change (in Basis Points) in Interest Rates	EVE	Change Amount	Change Percent
	(Dollars in thousands)		
+ 200 BP	$470,866	$ 19,274	4.4%
0 BP	451,142	—	—
– 200 BP	407,146	(43,996)	(9.8)

Both the net interest income and EVE simulations include assumptions regarding balances, asset prepayment speeds, and interest rate relationships among balances that management believes to be reasonable for the various interest rate environments. Differences in actual occurrences from these assumptions, as well as non-parallel changes in the yield curve, may change our market risk exposure.

Our board has authorized the ALCO to utilize financial futures, forward sales, options and interest rate swaps, caps and floors, and other instruments to the extent necessary, in accordance with the OTS regulations and our internal policy. We expect that interest rate swaps, caps and floors will be used as macro hedges against our securities, our loan portfolios and our liabilities.

We recognize that positions for hedging purposes are primarily a function of three main areas of risk exposure: (1) mismatches between assets and liabilities; (2) prepayment and other option-type risks embedded in our assets, liabilities and off-balance sheet instruments; and (3) the mismatched commitments for mortgages and funding sources. We will engage in only the following types of hedges: (1) those which synthetically alter the maturities or repricing characteristics of assets or liabilities to reduce imbalances; (2) those which enable us to transfer the interest rate risk exposure involved in our daily business activities; and (3) those which serve to alter the market risk inherent in our investment portfolio or liabilities and thus help us to match the effective maturities of the assets and liabilities.

The following is a discussion of our primary derivative positions.

Interest Rate Swaps. As of December 31, 2007, we had entered into $43.5 million notional amount of swaps ("CD swaps") to hedge the interest rate risk inherent in certain of our brokered certificates of deposits ("brokered CDs"). The CD swaps are used to convert the fixed rate paid on the brokered CDs to a variable rate based upon three-month LIBOR. Hedge accounting was discontinued on $40.4 million of these swap positions during 2007 because the instruments no longer qualified as an effective fair value hedge under SFAS 133, due to market rate changes in the bench-mark interest rate. Therefore, all changes in fair value were recognized in earnings during the period of the change. The net cash settlement of these derivatives was included in noninterest income during 2007. As of December 31, 2007, these CD swaps had a recorded fair value of $12,073 and a weighted average life of 7.46 years, respectively. The weighted average fixed rate (receiving rate) was 5.04% and the weighted average variable rate (paying rate) was 5.00% (LIBOR based). Subsequent to December 31, 2007, five CD swaps with a notional value of $23 million were called at par value.

Fair Value Hedges. As of December 31, 2007, we had $3.2 million of notional amount of CD swaps designated and qualified as fair value hedges. As fair value hedges, the net cash settlements from the designated swaps are reported as part of net interest income. In addition, we will recognize in current earnings the change in fair value of both the interest rate swap and related hedged brokered CDs, with the ineffective portion of the hedge relationship reported in noninterest income. The fair value of the CD swaps is reported on the Consolidated Statements of Financial Condition in other assets or other liabilities and the change in fair value of the related hedged brokered CD is reported as an adjustment to the carrying value of the brokered CDs. As of December 31, 2007, the amount of CD swaps designated had a recorded fair value of $55,000 and a weighted average life of

6.62 years. The weighted average fixed rate (receiving rate) was 4.70% and the weighted average variable rate (paying rate) was 4.90% (LIBOR based).

Interest Rate Floors. During the fourth quarter of 2006, we entered into certain interest rate floor contracts that have not been qualified for hedge accounting treatment and will be used as an economic hedge. An interest rate floor is a contract in which the counterparty agrees to pay the difference between a current market rate of interest and an agreed rate multiplied by the amount of the notional amount. We entered into $50 million interest rate floor contracts for a 3-year period with a 4.25% floor on the 3-month LIBOR rate. We paid a $248,000 premium for these investments. These economic hedges will be carried at fair value in other assets or other liabilities and changes in the fair value of these derivatives and any payments received will be recognized in noninterest income. The floors had a positive fair value of $590,000 and $215,000 as of December 31, 2007 and 2006, respectively. In March 2008, we terminated our interest rate floor contracts for $1.3 million which resulted in a realized pre-tax gain of $677,000 that we will recognize in our first quarter 2008 consolidated statement of income.

Commitments to Originate Mortgage Loans. During the ordinary course of business, we enter into certain commitments with customers in connection with residential mortgage loan applications. Such commitments are considered derivatives under the provisions of SFAS No. 133, as amended by SFAS No. 149, *Amendment to Statement 133 on Derivatives Instruments and Hedging Activities*, and are therefore required to be recorded at fair value. The aggregate amount of these mortgage loan origination commitments was $20.9 million and $28.7 million at December 31, 2007 and 2006, respectively. The net unrealized gain of the origination commitments were $122,000 and $51,000 at December 31, 2007 and 2006, respectively. The fair values are calculated based on changes in market interest rates after the commitment date.

Liquidity

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or any potential unexpected deposit withdrawals. Additionally, management strives to maximize our earnings by investing our excess funds in securities and other assets with maturities matching our offsetting liabilities. See the "Selected Loan Maturity and Interest Rate Sensitivity" and "Maturity Distribution of Investment Securities".

Historically, we have maintained a high loan-to-deposit ratio. To meet our short-term liquidity needs, we maintain core deposits and have borrowing capacity through the FHLB, repurchase agreements and federal funds lines. Long-term liquidity needs are met primarily through these sources, the repayment of loans, sales of loans and the maturity or sale of investment securities.

As shown in the Consolidated Statements of Cash Flows, operating activities did not provide any significant levels of funds in 2007, 2006 and 2005, primarily due to our low level of operating income along with increased volume of mortgage loans held for sale originations.

Investing activities in 2007 and 2006 were a net user of funds, primarily due to loan funding and capital expenditures. During 2007, we received a higher level of funds from principal payments and calls in our investment portfolio. During 2006, a significant amount of securities that were acquired as part of our business combinations were sold and reinvested in loans and additional investment securities, continuing our strategy of realigning our balance sheet which we began in 2005. Investing activities were a net provider of funds in 2005 due to maturities and sale of securities available for sale. As noted above, we sold securities in 2005 as part of a strategy to deleverage and realign our balance sheet.

Financing activities were a net provider of funds in 2007 and 2006, as we increased our level of deposits. During 2007, the increase in deposit funding was offset by a decrease in borrowings and the purchase of treasury stock. During 2006, the increase in deposits was offset by the restructuring of FHLB advances and maturity of repurchase agreements acquired in our business combinations. Financing activities were a net user of funds in 2005, as we decreased our levels of brokered certificates of deposit and repurchase agreements. This decrease was offset by an increase in interest-bearing demand deposit accounts, advances from the FHLB and proceeds from equity transactions.

We have entered into certain contractual obligations and commercial commitments in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk.

The following tables summarize these relationships by contractual cash obligations and commercial commitments:

	Payments Due by Period				
	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(Dollars in thousands)				
Contractual Obligations					
Advances from FHLB(1)	$222,828	$74,488	$55,032	$34,968	$ 58,340
Operating leases(2)	16,793	2,731	4,020	2,230	7,812
Capitalized leases(2)	8,222	367	734	734	6,387
Notes payable(3)	9,500	9,500	—	—	—
Repurchase agreements(4)	7,075	7,075	—	—	—
Junior subordinated debentures owed to unconsolidated trusts(5)	53,744	—	—	—	53,744
Deferred compensation agreements(6)	14,179	367	776	818	12,218
Employment separation agreements(7)	666	62	84	44	476
Other employment related contract obligations incurred in business combinations(8)	4,948	3,002	1,536	410	—
Benefit Restoration Plan(9)	2,461	265	521	505	1,170
Income tax obligations under FIN 48(10)	600	—	600	—	—
Total Contractual cash obligations	$341,016	$97,857	$63,303	$39,709	$140,147

(1) See Note 8 to the Consolidated Financial Statements.
(2) See Note 6 to the Consolidated Financial Statements.
(3) See Note 10 to the Consolidated Financial Statements.
(4) See Note 9 to the Consolidated Financial Statements.
(5) See Note 11 to the Consolidated Financial Statements.
(6) See Note 13 to the Consolidated Financial Statements.
(7) See Note 28 to the Consolidated Financial Statements.
(8) See Note 2 to the Consolidated Financial Statements.
(9) See Note 20 to the Consolidated Financial Statements.
(10) See Note 14 to the Consolidated Financial Statements.

	Payments Due by Period				
	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(Dollars in thousands)				
Commercial commitments					
Commitments to extend credit(1)	$355,579	$258,007	$30,444	$20,120	$47,008
Standby letters of credit(1)	29,107	22,704	1,322	5,081	—
Total Commercial Commitments	$384,686	$280,711	$31,766	$25,201	$47,008

(1) See Note 17 to the Consolidated Financial Statements.

In addition, the FHLB has issued for the Bank's benefit a $20.0 million irrevocable letter of credit in favor of the Chief Financial Officer of the State of Florida to secure certain deposits of the State of Florida. The letter of credit expires January 6, 2009 upon 60 days' prior notice of non-renewal; otherwise, it automatically extends for a successive one-year term.

We are constructing or have plans to construct various new branch locations. In that regard, we have entered into commitments as of, or subsequent to, December 31, 2007 for the construction of these branch locations totaling approximately $2,125,000.

Financial Condition

Our total assets were $2.885 billion at December 31, 2007, an increase of $444 million, or 18.2%, from $2.441 billion as of December 31, 2006. This growth is primarily attributable to an increase in loans and the People's acquisition, as discussed below. Our average total assets for 2007 were $2.621 billion, which was supported by average total liabilities of $2.313 billion and average total stockholders' equity of $308 million.

Recent Acquisitions

People's Acquisition. We completed the acquisition of 100% of the outstanding stock of People's of Sarasota, Florida on July 27, 2007 in exchange for 6,635,125 shares of our common stock valued at approximately $74.0 million. The shares were valued by using the average of the closing prices of our stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs, was $76.4 million. As a result of the acquisition, we now operate three banking locations in Sarasota and Manatee Counties, Florida. This area is a significant addition to our Florida market, which was expanded in 2006 by the Kensington acquisition discussed below.

The People's transaction resulted in $47.4 million of goodwill allocated to the Florida reporting unit and $9.8 million of core deposit intangibles. The goodwill acquired is not tax-deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow.

Management is completing its plan to consolidate People's data processing operations and convert People's accounts to our system. This conversion is expected to be completed in the first quarter of 2008. Certain costs associated with this conversion totaling approximately $575,000, which primarily includes contract cancellation costs, were estimated and accrued as of the acquisition date. In addition, certain employment-related contract obligations totaling approximately $4.6 million were also accrued at the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 3,854
Federal funds sold	4,200
Investment securities	47,684
Loans, net	254,047
Premises and equipment, net	2,318
Goodwill	47,389
Core deposit intangibles	9,810
Other assets	10,612
Deposits	(245,459)
Federal funds purchased and repurchase agreements	(6,905)
Advances from FHLB	(37,983)
Junior subordinated debentures	(3,962)
Other liabilities	(9,176)
Total consideration paid for People's	$ 76,429

Community Acquisition. The Corporation completed the acquisition of 100% of the outstanding stock of Community Bancshares, Inc. ("Community") of Blountsville, Alabama on November 7, 2006 in exchange for 3,072,179 shares of the Corporation's common stock valued at approximately $92.8 million. The shares were valued by using the average of the closing prices of the Corporation's stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs and cash payments due for the cancellation of stock options totaled $97.2 million. As a result of the acquisition, the Corporation added 18 banking locations and 15 consumer finance company locations in the State of Alabama.

The Community transaction resulted in $60.2 million of goodwill allocated to the Alabama reporting unit and $10.1 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow.

During the third quarter of 2006, management completed its plan to terminate Community's data processing operations and convert Community's accounts to our system. This conversion was completed in the fourth quarter of 2006. Certain costs associated with this conversion totaling approximately $1.2 million, which included primarily contract cancellations and employment-related costs, were estimated and accrued as of the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 23,167
Federal funds sold	35,273
Investment securities	117,424
Loans, net	337,148
Premises and equipment, net	22,529
Goodwill	60,148
Core deposit intangibles	10,142
Other assets	21,185
Deposits	(431,334)
FHLB advances	(68,801)
Junior subordinated debentures	(12,047)
Other liabilities	(17,634)
Total consideration paid for Community	$ 97,200

Kensington Acquisition. We completed the acquisition of 100% of the outstanding stock of Kensington on August 31, 2006 in exchange for 6,226,722 shares of our common stock valued at approximately $71.2 million. The shares were valued by using the average of the closing prices of our stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs, was $71.4 million As a result of the acquisition, we now operate 12 banking locations in the Tampa Bay area of Florida. This area will be our largest market and has a higher projected population growth than any of our current banking markets.

The Kensington transaction resulted in $44.5 million of goodwill allocated to the Florida reporting unit and $3.5 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow.

During the third quarter of 2006, management completed its plan to terminate Kensington's data processing operations and convert Kensington's accounts to our system. This conversion was completed in the first quarter of 2007. Certain costs associated with this conversion totaling approximately $1.4 million, which included primarily contract cancellations and employment-related costs, were estimated and accrued as of the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 4,454
Federal funds sold	964
Investment securities	180,151
Loans, net	136,826
Premises and equipment, net	5,397
Goodwill	44,470
Core deposit intangibles	3,544
Other assets	5,128
Deposits	(276,186)
Repurchase agreements	(30,050)
Other liabilities	(3,326)
Total consideration paid for Kensington	$ 71,372

Loans, net of unearned income. Our loans, net of unearned income, totaled $2.017 billion at December 31, 2007, an increase of 23.0%, or $377 million, from $1.640 billion at December 31, 2006. Of the increase, approximately $235 million can be attributed to the People's acquisition. Mortgage loans held for sale totaled $33.4 million at December 31, 2007, an increase of $9.0 million from $24.4 million at December 31, 2006. Average loans, including mortgage loans held for sale, totaled $1.839 billion for 2007, compared to $1.177 billion for 2006. Loans, net of unearned income, comprised 82.2% of interest-earning assets at December 31, 2007, compared to 78.7% at December 31, 2006. Mortgage loans held for sale comprised 1.4% of interest-earning assets at December 31, 2007, compared to 1.2% at December 31, 2006. The average yield of the loan portfolio was 8.18%, 7.87% and 6.75% for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in average yield is primarily the result of a general increase in market rates.

The following table details the distribution of our loan portfolio by category for the periods presented:

Distribution of Loans by Category

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial and industrial	$ 183,013	$ 172,872	$135,454	$134,688	$142,072
Real estate — construction and land development(2)	665,303	547,772	326,418	249,715	147,917
Real estate — mortgages					
Single-family	540,277	456,341	243,183	250,758	231,064
Commercial	533,611	362,542	210,611	242,884	250,032
Other	41,535	46,895	27,503	25,764	31,645
Consumer	53,377	54,462	21,122	32,009	46,201
Other(1)	1,235	438	498	567	8,923
Total loans	2,018,351	1,641,322	964,789	936,385	857,854
Unearned income	(1,340)	(1,794)	(1,536)	(1,517)	(913)
Allowance for loan losses	(22,868)	(18,892)	(12,011)	(12,543)	(25,174)
Net loans	$1,994,143	$1,620,636	$951,242	$922,325	$831,767

(1) Certain reclassifications were made to the 2004 amounts to conform to the 2005 presentation. This information was not available for periods prior to 2004.

(2) A further analysis of the components of our real estate construction and land development loans as of December 31, 2007 is as follows:

	December 31, 2007			
	Residential Development	Commercial Development	Other	Total
	(Dollars in thousands)			
Geographic Location				
Alabama	$192,133	$ 60,407	$16,003	$268,543
Florida	195,460	162,286	18,564	376,310
Other	7,929	12,521	—	20,450
Total	$395,522	$235,214	$34,567	$665,303

Additional information and analysis regarding our loan portfolio is included in the Business Section, Item 1, Part 1, under the heading "Loan Portfolio."

The following table shows the amount of total loans, net of unearned income, by segment and the percent change for the dates indicated:

	December 31, 2007	December 31, 2006	Percent Change
	(Dollars in thousands)		
Total loans, net of unearned income	$2,017,011	$1,639,528	23.02%
Alabama segment	908,292	872,870	4.06
Florida segment	932,478	625,633	49.05
Other	176,241	141,025	24.97

The repayment of loans as they mature is a source of liquidity for us. The following table sets forth our loans by category maturing within specified intervals at December 31, 2007. The information presented is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing of the loan portfolio.

Selected Loan Maturity and Interest Rate Sensitivity

	One Year or Less	Over One Year through Five Years	Over Five Years	Total	Rate Structure for Loans Maturing Over One Year: Predetermined Interest Rate	Rate Structure for Loans Maturing Over One Year: Floating or Adjustable Rate
			(Dollars in thousands)			
Commercial and industrial	$106,751	$ 71,134	$ 5,128	$ 183,013	$ 44,089	$ 32,173
Real estate — construction and land development	527,030	102,955	35,318	665,303	40,660	97,613
Real estate — mortgages						
Single-family	44,526	149,168	346,583	540,277	142,452	353,299
Commercial	131,178	170,170	232,263	533,611	148,114	254,319
Other	16,010	12,407	13,118	41,535	15,328	10,197
Consumer	15,490	36,011	1,876	53,377	36,350	1,537
Other	1,235	—	—	1,235	—	—
Total loans	$842,220	$541,845	$634,286	$2,018,351	$426,993	$749,138
Percent to total loans	41.7%	26.8%	31.4%	100.0%	21.2%	37.1%

Allowance for Loan Losses. We maintain an allowance for loan losses within a range we believe is adequate to absorb estimated losses inherent in the loan portfolio. We prepare a quarterly analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, we estimate the allowance using specific reserves for impaired loans, and other factors, such as historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic trends and conditions and other pertinent information. The level of allowance for loan losses to net loans will vary depending on the quarterly analysis.

We manage and control risk in the loan portfolio through adherence to credit standards established by the Board of Directors and implemented by senior management. These standards are set forth in a formal loan policy which establishes loan underwriting and approval procedures, sets limits on credit concentration and enforces regulatory requirements.

Loan portfolio concentration risk is reduced through concentration limits for borrowers and varying collateral types. Concentration risk is measured and reported to senior management and the board of directors on a regular basis.

The allowance for loan loss calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using an eight-point scale, with the loan officer having the primary responsibility for assigning risk ratings and for the timely reporting of changes in the risk ratings. These processes, and the assigned risk ratings, are subject to review by our internal loan review function and senior management. Based on the assigned risk ratings, the criticized and classified loans in the portfolio are segregated according to the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss.

Pursuant to SFAS No. 114, impaired loans are specifically reviewed loans for which it is probable that we will be unable to collect all amounts due according to the terms of the loan agreement. Impairment is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if we continue to expect that all amounts due will ultimately be collected according to the terms of the loan agreement. Larger groups of homogenous loans such as consumer installment and residential real estate mortgage loans are collectively evaluated for impairment.

Reserve percentages assigned to homogeneous loans are based on historical charge-off experience adjusted for current trends in the portfolio and other risk factors.

As stated above, risk ratings are subject to independent review by internal loan review, which also performs ongoing, independent review of the risk management process. The risk management process includes underwriting, documentation and collateral control. Loan review is centralized and independent of the lending function. The loan review results are reported to senior management and the Audit Committee of the Board of Directors. We have a centralized loan administration department to serve our entire bank. This department provides standardized oversight for compliance with loan approval authorities and bank lending policies and procedures, as well as centralized supervision, monitoring and accessibility.

We historically have allocated our allowance for loan losses to specific loan categories. Although the allowance is allocated, it is available to absorb losses in the entire loan portfolio. This allocation is made for estimation purposes only and is not necessarily indicative of the allocation between categories in which future losses may occur.

Allocation of the Allowance for Loan Losses

	December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)									
Commercial and industrial	$ 2,697	9.1%	$ 3,719	10.5%	$ 3,805	14.0%	$ 3,736	14.1%	$10,110	16.6%
Real estate — construction and land development	9,396	33.0	3,425	33.4	1,275	33.8	1,009	26.6	1,099	17.2
Real estate — mortgages										
Single-family	2,360	26.8	2,910	27.8	1,395	25.2	1,582	26.8	4,538	26.9
Commercial	6,781	26.4	6,206	22.0	4,194	21.8	4,594	25.9	7,613	29.1
Other	155	2.1	530	2.9	215	2.9	257	2.7	320	3.7
Consumer	1,479	2.6	2,102	3.4	1,127	2.2	1,336	3.0	1,374	5.4
Other	—	—	—	—	—	.1	29	.9	120	1.1
	$22,868	100.0%	$18,892	100.0%	$12,011	100.0%	$12,543	100.0%	$25,174	100.0%

The allowance as a percentage of loans, net of unearned income, at December 31, 2007 was 1.13%, compared to 1.15% as of December 31, 2006. Net charge-offs increased $2.0 million, from $2.3 million in 2006 to $4.3 million in 2007. Net charge-offs of commercial loans decreased $221,000, from $985,000 in 2006 to $764,000 in 2007. Net charge-offs of real estate loans increased $998,000, from $770,000 in 2006 to $1.77 million in 2007. Net charge-offs of consumer loans increased $1.19 million, to $1.75 million in 2007 from $561,000 in 2006. Net charge-offs as a percentage of the allowance for loan losses were 18.72% in 2007, up from 12.26% in 2006.

Our consumer loan charge-offs were higher during 2007 than in previous periods, primarily due to the addition of our consumer finance companies, which accounted for approximately $1.2 million, or 68.9%, of the total net consumer loan charge-offs. Going forward, we expect these losses to continue to be a substantial portion of the overall consumer loan loss experience for the bank; however, we believe the increased risk associated with these loans is generally offset by their higher yield.

During 2007, management increased its allocation of the allowance for loan losses related to construction and land development real estate loans as a result of the increasing levels of risk associated with the general economic conditions related to construction and land development real estate portfolio throughout our franchise. Within this construction and land development portfolio, approximately $396 million, or 63%, was related to residential development and construction. Of the residential purpose loans, 49% were located in Florida at December 31, 2007. The largest category in the residential development and construction portfolio is related to development of single-family lots and single-family lots held by experienced, licensed builders for the future construction of single-family homes. This category represents approximately $158 million, or 40%, of this portfolio. Construction loans related to income-producing properties accounted for $235 million, or 35% or the total commercial construction and development loans. Geographically, approximately 69% of the total category was located in Florida, with the remaining loans located primarily in Alabama.

The allowance for loan losses as a percentage of nonperforming loans decreased to 90.31% at December 31, 2007 from 219.9% at December 31, 2006. Approximately $958,000 in allowance for loan losses has been allocated to nonperforming loans as of December 31, 2007. As of December 31, 2007, nonperforming loans totaled $25.3 million, of which $24.0 million, or 94.9%, were loans secured by real estate compared to $7.3 million, or 85.3%, as of December 31, 2006. Of the $958,000 in allowance for loan losses allocated to nonperforming loans, $680,000 is attributable to these real estate loans, with the remaining $278,000 allocated to remaining non-performing loans, which consist primarily of commercial loans. (See "Nonperforming Assets"). Despite the overall decline in the allowance for loan losses as a percentage of nonperforming loans, management believes the overall allowance for loan losses to be adequate.

The following table summarizes certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the periods indicated.

Summary of Loan Loss Experience

	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Allowance for loan losses at beginning of year	$ 18,892	$ 12,011	$ 12,543	$ 25,174	$ 27,766
Allowance of acquired banks (branches sold)	3,717	6,697	—	—	(102)
Charge-offs:					
Commercial and industrial	1,162	1,450	2,097	7,690	10,823
Real estate — construction and land development	301	378	358	765	630
Real estate — mortgages					
Single-family	1,149	625	795	1,012	1,505
Commercial	724	416	1,432	5,820	6,696
Other	206	15	85	86	1,187
Consumer	2,117	860	630	1,881	3,092
Other	63	2	345	87	517
Total charge-offs	5,722	3,746	5,742	17,341	24,450
Recoveries:					
Commercial and industrial	398	465	413	1,468	554
Real estate — construction and land development	286	126	37	4	23
Real estate — mortgages					
Single-family	174	102	335	470	23
Commercial	70	363	526	737	49
Other	82	73	118	97	48
Consumer	382	301	280	549	282
Other	48	—	1	410	6
Total recoveries	1,440	1,430	1,710	3,735	985
Net charge-offs	4,282	2,316	4,032	13,606	23,465
Provision for loan losses	4,541	2,500	3,500	975	20,975
Allowance for loan losses at end of year	$ 22,868	$ 18,892	$ 12,011	$ 12,543	$ 25,174
Loans at end of period, net of unearned income	$2,017,011	$1,639,528	$963,253	$ 934,868	$ 856,941
Average loans, net of unearned income	1,814,032	1,176,844	947,212	894,406	1,063,451
Ratio of ending allowance to ending loans	1.13%	1.15%	1.25%	1.34%	2.94%
Ratio of net charge-offs to average loans	0.24	0.20	0.43	1.52	2.21
Net charge-offs as a percentage of:					
Provision for loan losses	94.30	92.64	115.20	1,395.49	111.87
Allowance for loan losses	18.72	12.26	33.57	108.47	93.21
Allowance for loan losses as a percentage of nonperforming loans	90.31	219.88	252.76	169.36	78.59

Nonperforming Assets. Nonperforming assets increased $19.3 million, to $29.7 million as of December 31, 2007 from $10.4 million as of December 31, 2006. As a percentage of net loans plus nonperforming assets, nonperforming assets increased to 1.47% at December 31, 2007 from .63% at December 31, 2006. The overall increase in nonperforming assets was primarily related to the residential construction and mortgage loan portfolios. The increase in the construction category was directly related to three large northwest Florida construction credits over $1.0 million, where management does not currently expect significant losses. The increase in the residential mortgage category is primarily driven by single family residences with limited loss exposure. The following table represents our nonperforming assets for the dates shown.

Nonperforming Assets

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual	$22,533	$ 7,773	$4,550	$ 6,344	$29,630
Accruing loans 90 days or more delinquent	2,117	514	49	431	1,438
Restructured	671	305	153	631	966
Total nonperforming loans	25,321	8,592	4,752	7,406	32,034
Other real estate owned	4,277	1,684	1,842	4,906	5,806
Repossessed assets	138	137	—	103	219
Total nonperforming assets	$29,736	$10,413	$6,594	$12,415	$38,059
Nonperforming loans as a percentage of loans	1.26%	.52%	.49%	.79%	3.74%
Nonperforming assets as a percentage of loans plus nonperforming assets	1.47%	.63%	.68%	1.32%	4.41%
Nonperforming assets as a percentage of total assets	1.03%	.43%	.47%	.87%	3.25%

The following is a summary of nonperforming loans by category for the dates shown:

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial and industrial	$ 1,058	$ 704	$ 988	$2,445	$11,621
Real estate — construction and land development	10,569	2,067	469	187	1,735
Real estate — mortgages					
Single-family	8,069	2,805	2,448	2,060	5,472
Commercial	4,045	1,765	675	2,273	12,378
Other	805	688	11	183	162
Consumer	775	559	161	250	465
Other	—	4	—	8	201
Total nonperforming loans	$25,321	$8,592	$4,752	$7,406	$32,034

A delinquent loan is placed on nonaccrual status when it becomes 90 days or more past due and management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. When a loan is placed on non-accrual status, all interest which has been accrued on the loan during the current period but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income; any prior period accrued and unpaid interest is reversed and charged against the allowance for loan losses. No additional interest income is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may be an actual write-down or charge-off of the principal balance of the loan to the allowance for loan losses, which may necessitate additional charges to earnings.

Impaired Loans. At December 31, 2007, our recorded investment in impaired loans under SFAS 114 totaled $22.3 million, an increase of $15.4 million from $6.9 million at December 31, 2006. Approximately $10.6 million is located in the Alabama segment and $11.7 million is located in the Florida segment. Approximately $1.5 million of the allowance for loan losses is specifically allocated to these loans, providing 6.8% coverage. Additionally, $21.4 million, or 96.0%, of the $22.3 million in impaired loans is secured by real estate.

The following is a summary of impaired loans and the specifically allocated allowance for loan losses by category as of December 31, 2007 and 2006:

	December 31, 2007		December 31, 2006	
	Outstanding Balance	Specific Allowance	Outstanding Balance	Specific Allowance
	(Dollars in thousands)			
Commercial and industrial	$ 877	$ 56	$ 911	$ 405
Real estate — construction and land development	11,105	881	1,959	311
Real estate — mortgages				
Single-family	4,553	19	616	92
Commercial	4,972	464	2,381	656
Other	787	94	1,019	343
Total	$22,294	$1,514	$6,886	$1,807

Potential Problem Loans. In addition to nonperforming loans, management has identified $15-20 million in potential problem loans as of December 31, 2007. Potential problem loans are loans where known information about possible credit problems of the borrowers causes management to have doubts as to the ability of such borrowers to comply with the present repayment terms and may result in disclosure of such loans as nonperforming in future periods. The majority of these loans are located along the west coast of Florida which has been considerably affected by the recent downturn in the real estate markets. Management is actively working a plan of action to ensure that any loss exposure is mitigated and will continue to monitor their respective cash flow positions.

Investment Securities. The investment securities portfolio comprised 14.7% of our total interest-earning assets as of December 31, 2007. Total securities averaged $350.6 million in 2007, compared to $274.1 million in 2006 and $262.6 million in 2005. The investment securities portfolio produced average taxable equivalent yields of 5.29%, 4.96%, and 4.57% for the years ended December 31, 2007, 2006, and 2005, respectively. At December 31, 2007, our investment securities portfolio had an amortized cost of $362.0 million and an estimated fair value of $361.1 million and weighted average yield of 5.07%. The acquisition of People's increased our tax-exempt investments in state and political subdivisions. Our investment in state and political subdivisions increased $27.7 million to $40.7 million from $13.0 million. Our average tax-equivalent yield on these securities was 6.27% during 2007. As of December 31, 2007, the tax-equivalent yield is approximately 6.41%.

The following table sets forth the amortized costs of the securities we held at the dates indicated.

Investment Portfolio

	December 31,		
	Available for Sale		
	2007	2006	2005
	(Dollars in thousands)		
U.S. agencies	$ 93,207	$113,259	$ 99,365
State and political subdivisions	40,738	12,977	8,729
Mortgage-backed securities	191,202	185,814	93,689
Corporate debt	32,404	38,883	38,064
Other securities	4,480	6,675	7,028
Total investment securities	$362,031	$357,608	$246,875

The following table shows the scheduled maturities and average yields of investment securities held at December 31, 2007.

Maturity Distribution of Investment Securities

	Maturing									
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Securities available for sale:										
U.S. agencies	$4,500	4.08%	$49,700	4.28%	$28,843	5.26%	$ 10,164	5.18%	$ 93,207	4.67%
State and political subdivision	—	—	2,076	3.32	5,877	4.38	32,785	4.26	40,738	4.23
Mortgage-backed securities	2,943	4.21	34,778	4.24	11,961	4.59	141,520	5.36	191,202	5.09
Other securities	535	4.05	7,083	6.72	—	—	29,266	6.99	36,884	6.90
Total	$7,978	4.13%	$93,637	4.43%	$46,681	4.98%	$213,735	5.41%	$362,031	5.07%

Tax lien certificates. During 2007, we purchased $18 million in tax lien certificates from various municipalities primarily in Alabama, Indiana, Mississippi, New Jersey, and South Carolina. Tax lien certificates are carried at cost plus accrued interest, which approximates fair value. Tax lien certificates and resulting deeds are classified as nonaccrual when a tax lien certificate is 24 to 48 months delinquent; depending on the municipality, from the acquisition date. At that time, interest ceases to be accrued. As of December 31, 2007, there were no delinquent or nonperforming liens. The outstanding tax lien balances for the years ended December 31, 2007 and 2006 were $15,615 and $16,313, respectively.

Short-term liquid assets. Our short-term liquid assets (cash and due from banks, interest-bearing deposits in other banks and federal funds sold) decreased $22.6 million, or (26.3)%, to $63.4 million at December 31, 2007 from $86.0 million at December 31, 2006. At December 31, 2007 and 2006, our short-term liquid assets comprised 2.2% and 3.5% of total assets, respectively. We continually monitor our liquidity position and will increase or decrease our short-term liquid assets as necessary.

Property and Equipment. Property and equipment totaled $104.8 million at December 31, 2007, an increase of 10.8%, or $10.2 million, from $94.6 million at December 31, 2006. This increase is primarily due to the purchase of land and the construction of branch facilities. The People's acquisition added approximately $2.3 million in property and equipment. We also recorded the reclassification of certain properties to the held-for-sale category and the sale and lease-back of two branch facilities (See Note 6 to the Consolidated Financial Statements). On January 30, 2008, we announced that our Bank entered into agreements with a limited liability company, of which one of our directors is a member, which purchased on January 31, 2008 office buildings located in Albertville and Athens, Alabama for a total of $4.3 million.

As a result of our acquisitions and recent sale-leaseback transactions our operating lease commitments have increased significantly. This resulted in a $1.2 million increase in rental expense to $2.5 million in for 2007 from $1.3 million in 2006. Please refer to our "Liquidity" discussion for the amount of future operating lease commitments.

Deposits. Noninterest-bearing deposits totaled $207.6 million at December 31, 2007, an increase of 8.5%, or $16.3 million, from $191.3 million at December 31, 2006. Noninterest-bearing deposits were 9.4% of total deposits at December 31, 2007 compared to 10.2% at December 31, 2006.

Interest-bearing deposits totaled $1.993 billion at December 31, 2007, an increase of 18.7%, or $313 million, from $1.680 billion at December 31, 2006. Interest-bearing deposits averaged $1,791 billion for the year ended December 31, 2007 compared to $1.151 billion for the year ended December 31, 2006. The average rate paid on all interest-bearing deposits during 2007 was 4.45%, compared to 4.04% for 2006.

The People's acquisition contributed approximately $245 million in deposits at the acquisition date. As of December 31, 2007, People's deposits totaled approximately $241 million, of which $35 million were noninterest-bearing and $206 million were interest-bearing.

The following table sets forth the composition of our total deposit accounts at the dates indicated.

	December 31, 2007	December 31, 2006	Percent Change
	(Dollars in thousands)		
Noninterest-bearing demand	$ 207,602	$ 191,323	8.51%
Alabama segment	128,009	130,129	(1.63)
Florida segment	73,061	49,742	46.88
Other	6,532	11,452	(42.96)
Interest-bearing demand	657,809	552,887	18.98
Alabama segment	295,794	220,514	34.14
Florida segment	253,017	115,528	119.01
Other	108,998	216,845	(49.73)
Savings	59,507	42,717	39.31
Alabama segment	33,919	28,161	20.45
Florida segment	25,056	14,323	74.94
Other	532	233	128.33
Time deposits	1,275,693	1,083,914	17.69
Alabama segment	694,380	592,900	17.12
Florida segment	462,071	341,161	35.44
Other	119,242	149,853	(20.43)
Total deposits	$2,200,611	$1,870,841	17.63%
Alabama segment	$1,152,102	$ 971,704	18.57%
Florida segment	$ 813,205	$ 520,754	56.16%
Other	$ 235,304	$ 378,383	(37.81)%

At December 31, 2007 and 2006, we had deposits from related parties of approximately $35.8 million and $23.8 million, respectively. We believe that all of the deposit transactions were made on terms and conditions in the ordinary course of business.

The following table sets forth our average deposits by category for the periods indicated.

Average Deposits

	Average for the Year					
	2007		2006		2005	
	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid	Average Amount Outstanding	Average Rate Paid
	(Dollars in thousands)					
Noninterest-bearing demand deposits	$ 191,066	—%	$ 111,757	—%	$ 93,564	—%
Interest-bearing demand deposits	568,125	3.66	359,262	3.30	339,842	2.10
Savings deposits	50,652	1.61	27,968	.63	25,935	.15
Time deposits-customer	1,023,573	4.90	575,065	4.40	440,403	3.55
Total average customer deposits	1,833,416	3.92	1,074,052	3.48	899,744	2.53
Time deposits-brokered	148,369	5.31	189,722	4.83	166,738	3.07
Total average deposits	$1,981,785	4.02%	$1,263,774	3.68%	$1,066,482	2.62%

Deposits, particularly core deposits, have historically been our primary source of funding and have enabled us to meet successfully both our short-term and long-term liquidity needs. Our core deposits, which exclude our time deposits greater than $100,000, represent 71.8% of our total deposits at December 31, 2007 compared to 71.5% at December 31, 2006. We anticipate that such deposits will continue to be our primary source of funding in the future. Our loan-to-deposit ratio was 91.7% at December 31, 2007, compared to 87.7% at December 31, 2006.

The maturity distribution of our time deposits over $100,000 at December 31, 2007 is shown in the following table.

Maturities of Time Deposits of $100,000 or More

At December 31, 2007				
Under 3 Months	3-6 Months	6-12 Months	Over 12 Months	Total
(Dollars in thousands)				
$243,516	$206,256	$101,343	$69,603	$620,718

Approximately 39.2% of our time deposits over $100,000 had scheduled maturities within three months of December 31, 2007. (These amounts include brokered CDs and State of Alabama Time Demand Open Account). We believe customers who hold a large denomination certificate of deposit tend to be extremely sensitive to interest rate levels, making these deposits a less reliable source of funding for liquidity planning purposes than core deposits.

Borrowed Funds. During 2007, average borrowed funds increased $20.8 million, or 9.1%, to $249.4 million, from $228.6 million during 2006, which in turn increased $41.3 million, or 22.1%, from $187.3 million during 2005. The average rate paid on borrowed funds during 2007, 2006 and 2005 was 5.20%, 5.07%, and 4.00%, respectively. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are important to our maintenance of short-term and long-term liquidity.

Borrowed funds as of December 31, 2007 consist primarily of advances from the FHLB. The following is a summary, by year of contractual maturity, of advances from the FHLB as of December 31, 2007 and 2006:

	2007		2006	
Year	Weighted Average Rate	Balance	Weighted Average Rate	Balance
	(Dollars in thousands)			
2007	—%	$ —	5.37%	$ 42,000
2008	4.62	74,488	5.38	55,500
2009	4.33	30,032	5.39	27,000
2010	4.83	25,000	6.41	5,000
2011	4.80	4,968	—	—
2012	4.49	30,000	—	—
2015	5.39	26,340	5.39	26,340
2020	4.28	32,000	4.28	32,000
Total	4.63%	$222,828	5.22%	$187,840

The above schedule is by contractual maturity. Call dates for the above are as follows: 2008, $154.0; and 2010, $11.3.

The advances are secured by a blanket lien on certain residential and commercial real estate loans all with a carrying value of approximately $346.0 at December 31, 2007. We have available approximately $174.0 in unused advances under the blanket lien subject to the availability of qualifying collateral.

In February 2008, FHLB advances totaling $100.0 million were refinanced to lower the current interest rate in response to current market conditions. This refinancing was accounted for as debt modification, therefore no gain or loss was recognized on the transaction.

The following table summarizes the current terms of the refinanced advances by contractual maturity:

Matures	Current Weighted Average Rate	Weighted Average Rate Before Refinancing	Balance (In thousands)
2011	2.77%	4.60%	$ 25,000
2013	3.46	4.21	35,000
2015	4.05	4.57	40,000
Total	3.52%	4.45%	$100,000

Call dates for the refinanced advances are as follows: 2009, $25.0; and 2010, $75.0.

The FHLB has issued for the benefit of the Bank a $20.0 irrevocable letter of credit in favor of the Chief Financial Officer of the State of Florida to secure certain deposits of the State of Florida. The letter of credit expires January 4, 2008 upon sixty days' prior notice of non-renewal; otherwise, it shall automatically extend for a successive one-year term.

We have available approximately $35.0 million in unused federal funds lines of credit with regional banks, subject to certain restrictions and collateral requirements.

Junior subordinated debentures. On July 19, 2007, we issued approximately $22 million in aggregate principal amount of Trust Preferred Securities and a like amount of related subordinated debentures through our wholly-owned, unconsolidated subsidiary trust, Superior Capital Trust I. The Trust Preferred Securities and subordinated debentures bear interest at a floating rate of three-month LIBOR plus 1.33% that is payable quarterly. The Trust Preferred Securities, which may be redeemed on or after September 15, 2012, will mature on September 15, 2037.

On July 25, 2007, we completed a redemption of approximately $16 million in aggregate outstanding principal amount of Trust Preferred Securities and related six-month LIBOR plus 3.75% junior subordinated debentures due July 25, 2031, both of which were issued by our wholly-owned, unconsolidated subsidiary trust, TBC Capital Statutory Trust III. We called the securities for redemption effective July 25, 2007 at a redemption price equal to 106.15% of par. We incurred a loss of approximately $1.5 million ($925,000, net of tax, or $.02 per share), during the third quarter of 2007 relating to the redemption of the outstanding Trust Preferred Securities.

The remaining proceeds from the issuance of the new trust preferred securities were used in the stock repurchase program and for other corporate purposes.

We have three additional sponsored trusts, TBC Capital II, Community Capital I and Peoples Trust I, of which 100% of the common equity is owned by us. The trusts were formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds from the sale of such trust preferred securities solely in junior subordinated debt securities of ours (the debentures). The debentures held by each trust are the sole assets of that trust. Distributions on the trust preferred securities issued by each trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. We have entered into agreements which, taken collectively, fully and unconditionally guarantee the trust preferred securities subject to the terms of each of the guarantees. The debentures held by the TBC Capital II, Community Capital I and Peoples Trust I trusts are first redeemable, in whole or in part, by us on September 7, 2010, March 8, 2010 and December 15, 2010, respectively.

The trust preferred securities held by the trusts qualify as Tier 1 capital for us under regulatory guidelines.

Consolidated debt obligations related to these subsidiary trusts are as follows (in thousands):

	December 31, 2007	December 31, 2006
10.6% junior subordinated debentures owed to TBC Capital Statutory Trust II due September 7, 2030	$15,464	$15,464
6-month LIBOR plus 3.75% junior subordinated debentures owed to TBC Capital Statutory Trust III due July 25, 2031	—	16,495
10.875% junior subordinated debentures owed to Community Capital Trust I due March 8, 2030	10,310	10,310
3-month LIBOR plus 1.33% junior subordinated debentures owed to Superior Capital Trust I due September 15, 2037(1)	22,681	—
6.41% junior subordinated debentures owed to Peoples Community Capital Trust I due December 15, 2035(2)	4,124	—
Purchase accounting adjustment	1,165	1,737
Total junior subordinated debentures owed to unconsolidated subsidiary trusts	$53,744	$44,006

(1) Current interest rate is equal to 6.32% at December 31, 2007.

(2) Converts to quarterly floating rate of LIBOR plus 1.45% in December 2010.

Stockholders' Equity

Stockholders' equity increased $74.0 million during 2007, to $350.1 million at December 31, 2007 from $276.1 million at December 31, 2006. As of December 31, 2007, we had 41,522,633 shares of common stock issued and 40,108,317 shares outstanding. As of December 31, 2007, there were 1,390,145 shares held in treasury at a total cost of $12,309,000. We had no shares of preferred stock issued at December 31, 2007. In March 2008, our Board of Directors approved, subject to approval by our stockholders, a proposed amendment to Superior Bancorp's Restated Certificate of Incorporation effecting a 1-for-4 reverse split of its issued and outstanding shares of common stock and decreasing the number of our authorized shares of common stock from 60 million to 15 million. The 1-for-4 reverse stock split and reduction of authorized shares are contingent on approval of this proposal by the requisite vote of the stockholders at our 2008 annual meeting of stockholders, and the filing of the proposed amendment with the Secretary of State of the State of Delaware. We anticipate that the reverse stock split will be effective shortly after the 2008 annual meeting of stockholders, in accordance with the terms of the proposed amendment.

Stock Repurchase Plan. We announced in June 2007 that our Board of Directors had approved the repurchase of up to 1,000,000 shares of our outstanding common stock. During the quarter ended September 30, 2007, the Corporation purchased 1,000,000 shares of then outstanding stock at an average price of $9.22 per share, which have been recorded, at cost, as treasury stock in the consolidated statement of financial condition. The shares were purchased in the open market through negotiated or block transactions and were not repurchased from our management team or other insiders.

We announced in October 2007, that our Board of Directors approved the purchase of an additional 1,000,000 shares of our outstanding common stock beginning on or after November 2, 2007. During the quarter ended December 31, 2007, we purchased 182,000 shares of then outstanding stock at an average price of $6.61, which have been recorded, at cost, as treasury stock in the consolidated statement of financial condition. The shares were purchased in the open market through negotiated or block transactions. We did not repurchase any shares from our management team or other insiders. This stock repurchase program does not obligate us to acquire any specific number of shares and may be suspended or discontinued at any time.

Stock Incentive Plan. We established a stock incentive plan for directors and certain key employees that provides for the granting of restricted stock and incentive and nonqualified options to purchase up to 2,500,000 shares of our common stock. The compensation committee of the Board of Directors determines the terms of the restricted stock and options granted. All options granted have a maximum term of ten years from the grant date, and the option price per share of options granted cannot be less than the fair market value of our common stock on the grant date. Some of the options granted under the plan in the past vested over a five-year period, while others vested based on certain benchmarks relating to the trading price of our common stock, with an outside vesting date of five years from the date of grant. More recent grants have followed this benchmark-vesting formula. During the first quarter of 2005, we granted 1,690,937 options to the new management team. These options have exercise prices ranging from $8.17 to $9.63 per share and were granted outside of the stock incentive plan as part of the inducement package for new management

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion 25"). The new standard, which became effective for us in the first quarter of 2006, requires companies to recognize an expense in the statement of operations for the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation method. This expense will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R carries forward prior guidance on accounting for awards to non-employees. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification. We are recognizing compensation expense for any stock awards granted after December 31, 2006. Since all of the Corporation's stock option awards granted prior to December 31, 2005 have vested in full, no future compensation expense will be recognized on these awards.

We adopted the provisions of SFAS 123R using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2007 and 2006 includes $473,000 and $165,000, respectively, in compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

The fair value of each option award is estimated on the date of grant based upon the Black-Scholes pricing model that uses the assumptions found in Note 12 to the consolidated financial statements. The risk-free interest rate is based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term.

Expected volatility has been estimated based on historical data. The expected term has been estimated based on the five-year vesting date and change of control provisions.

Our board of directors approved the full vesting as of November 15, 2005 of all unvested stock options outstanding at that date. The effect of this accelerated vesting is reflected in the pro forma net loss and pro forma loss per share figures in Note 12 to the Consolidated Financial Statements. During the fourth quarter of 2005, the pro forma after-tax effect of compensation costs for stock-based employee compensation awards totaled $2.1 million, or $0.10 per share. In conjunction with the Board's approval of the full vesting, members of the our senior management team announced that they would not accept any performance bonus for which they might have been eligible at year-end 2005. The number of shares represented by unvested options that were vested effective November 15, 2005 is approximately 800,000, of which approximately 665,000 were held by our directors and executive officers.

In January 2008, members of our management received restricted stock grants totaling 107,150 shares. This grant excludes certain senior executive management who received cash under the short-term management incentive plan in lieu of restricted stock. The grant date fair value is equal to $4.64 per share or $497,000 which will be recognized over the next 24-month period as 50% of the stock vests on January 22, 2009 and 50% vests on January 22, 2010. If the executive's employment terminates prior to a vesting date for any reason other than death, disability or a change in control, the unvested stock is forfeited. Unvested stock becomes immediately vested upon death, disability or a change in control. Under the restricted stock agreements, the stock may not be sold or assigned in any manner during the vesting period, but the executive will have the rights of a shareholder with respect to the stock (i.e. vote, receive dividends, etc), prior to vesting.

Superior Bancorp ESOP. Effective August 31, 2007, we terminated the Superior Bancorp Employee Stock Ownership Plan (the "ESOP"). The ESOP was leveraged, and a promissory note existed between the ESOP and us that had a remaining balance of $1,165,000 at the termination date. The promissory note was satisfied by the transfer from the ESOP to us of 127,469 unallocated shares of Corporation common stock valued at a price of $9.14 per share, the closing price that day. We transferred these shares during the third quarter of 2007 to treasury stock at current market value from the unallocated ESOP shares account. The remaining 17,178 unallocated shares were committed to be allocated to the participants' accounts, and, as a result, we recognized additional compensation expense during the third quarter of 2007 of approximately $158,000.

On January 29, 2003, the ESOP trustees finalized a $2.1 promissory note, which has been fully repaid as discussed above, to reimburse us for the funds used to leverage the ESOP. The unreleased shares and our guarantee secured the promissory note, which had been classified as notes payable on our statement of financial condition. As the debt was repaid, shares were released from collateral based on the proportion of debt service. Principal payments on the debt were $17,500 per month for 120 months. The interest rate adjusted to the *Wall Street Journal* prime rate. Interest expense incurred on the debt in 2007, 2006, and 2005 totaled $82,000, $122,000, and $98,000, respectively. Total contributions to the plan during 2007, 2006, and 2005 totaled $1,326,000, $322,000, and $313,000, respectively. Released shares were allocated to eligible employees at the end of the plan year based on the employee's eligible compensation to total compensation. We recognized compensation expense during the period as the shares were earned and committed to be released. As shares were committed to be released and compensation expense was recognized, the shares became outstanding for basic and diluted earnings per share computations. The amount of compensation expense we reported is equal to the average fair value of the shares earned and committed to be released during the period. Compensation expense that we recognized during the period ended December 31, 2007, 2006, and 2005 was $371,000, $304,000, and $281,000, respectively. The ESOP shares as of December 31, 2006 and 2005 were as follows:

	December 31,	
	2006	2005
Allocated shares	70,519	52,501
Estimated shares committed to be released	26,700	26,700
Unreleased shares	164,672	191,372
Total ESOP shares	261,891	270,573
Fair value of unreleased shares	$1,867,000	$2,184,000

Community Bancshares ESOP. As a result of our merger with Community, we became a sponsor of an internally leveraged ESOP maintained by Community. This ESOP has an outstanding loan to us that bears interest at a floating rate equal to the prime rate of interest. As of December 31, 2007, the interest rate on the note was 7.25%. Principal and interest payments on the ESOP loan are due monthly through August, 2011, based on the current amortization schedule, with the remaining principal and interest, if any, due upon that date. The ESOP loan may be prepaid in whole or in part without penalty under the loan agreement, subject to applicable ERISA and tax restrictions. We make contributions to the ESOP that enable the ESOP to make payments due under the ESOP loan. Under Statement of Position No. 93-6 ("SOP 93-6), "Employer's Accounting for Employee Stock Ownership Plans," employers that sponsor an ESOP with an employer loan should not report the ESOP's note payable or the employer's note receivable in the employer's statement of condition, nor should interest cost or interest income be recognized on the employer loan. We have followed SOP 93-6 accordingly. The principal balance of the loan from the ESOP at December 31, 2007 was $941,000.

An employee becomes a participant in the ESOP after completing 12 months of service during which the employee is credited with 1,000 hours or more of service. Contributions to the plan are made at the discretion of the board but may not be less than the amount required to service the ESOP debt. Under the terms of the ESOP, after a person ceases to be an employee of ours, that person is no longer eligible to participate in the ESOP. In that case, the person may demand to receive all stock credited to his benefit under the ESOP as of the end of the year immediately preceding that person's termination of employment with us.

Dividends paid on released ESOP shares are credited to the accounts of the participants to whom the shares are allocated. Dividends on unreleased shares may be used to repay the debt associated with the ESOP or treated as other income of the ESOP and allocated to the participants. Compensation cost recognized during the period ended December 31, 2007 and 2006 were $125,000 and $39,000, respectively. The ESOP shares as of December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
Allocated shares	333,840	319,774
Estimated shares committed to be released	11,932	14,066
Unreleased shares	54,727	66,659
Total ESOP shares	400,499	400,499
Fair value of unreleased shares	$294,000	$756,000

Regulatory Capital. During the fourth quarter of 2005, we became a unitary thrift holding company and, as such, we are subject to regulation, examination and supervision by the OTS.

Simultaneously, the Bank's charter was changed to a federal savings bank charter, and the Bank is also subject to various regulatory requirements administered by the OTS. Prior to November 1, 2005, the Bank was regulated by the Alabama Banking Department and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial position and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 capital to risk weighted assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meets all applicable capital adequacy requirements.

The table below represents the Bank's actual regulatory and minimum regulatory capital requirements at December 31, 2007 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Tier 1 Core Capital (to Adjusted Total Assets)	$204,145	7.64%	$106,872	4.00%	$133,591	5.00%
Total Capital (to Risk Weighted Assets)	225,602	10.45	172,683	8.00	215,854	10.00
Tier 1 Capital (to Risk Weighted Assets)	204,145	9.46	N/A	N/A	129,513	6.00
Tangible Capital (to Adjusted Total Assets)	204,145	7.64	40,077	1.50	N/A	N/A

Impact of Inflation

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. We seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Some of the disclosures in this Annual Report on Form 10-K, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "hope," "might," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions constitute forward-looking statements.

These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality, the adequacy of our allowance for loan losses and other financial data and capital and performance ratios.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations and other forward-looking statements: (1) the strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations; (2) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (3) inflation, interest rate, market and monetary fluctuations; (4) our ability to successfully integrate the assets, liabilities, customers, systems and management we acquire or merge into our operations; (5) our timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of our competitors; (6) the willingness of users to substitute competitors' products and services for our products and services; (7) the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies; (8) our ability to resolve any legal proceeding on acceptable terms and its effect on our financial condition or results of operations; (9) technological changes; (10) changes in consumer spending and savings habits; (11) the effect of natural disasters, such as hurricanes, in our geographic markets; and (12) regulatory, legal or judicial proceedings.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this annual report. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks.

Please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk — Interest Rate Sensitivity," which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Consolidated financial statements of Superior Bancorp meeting the requirements of Regulation S-X are filed on the succeeding pages of this Item 8 of this Annual Report on Form 10-K.

SUPERIOR BANCORP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Superior Bancorp

We have audited the accompanying consolidated statement of financial condition of Superior Bancorp (a Delaware corporation) and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Bancorp and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Superior Bancorp's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2008, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
March 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Superior Bancorp

We have audited the accompanying consolidated statements of financial condition of Superior Bancorp (formerly, The Banc Corporation) and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Superior Bancorp and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006, the Company changed its method of accounting for post-retirement benefit plans and share-based compensation.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama
March 16, 2007

SUPERIOR BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
	(In Thousands)	
ASSETS		
Cash and due from banks	$ 52,983	$ 49,783
Interest-bearing deposits in other banks	6,916	10,994
Federal funds sold	3,452	25,185
Investment securities available for sale	361,171	354,716
Tax lien certificates	15,615	16,313
Mortgage loans held for sale	33,408	24,433
Loans	2,018,351	1,641,322
Unearned income	(1,340)	(1,794)
Loans, net of unearned income	2,017,011	1,639,528
Allowance for loan losses	(22,868)	(18,892)
Net loans	1,994,143	1,620,636
Premises and equipment, net	104,799	94,626
Accrued interest receivable	16,512	14,387
Stock in FHLB and Federal Reserve Bank	14,945	12,382
Cash surrender value of life insurance	45,277	40,598
Goodwill and intangible assets	187,520	129,520
Other assets	48,684	47,417
Total assets	$2,885,425	$2,440,990
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 207,602	$ 191,323
Interest-bearing demand	657,809	552,887
Savings	59,507	42,717
Time deposits $100,000 and over	620,718	533,700
Other time deposits	654,975	550,214
Total deposits	2,200,611	1,870,841
Advances from FHLB	222,828	187,840
Federal funds borrowed and security repurchase agreements	17,075	23,415
Notes payable	9,500	5,545
Junior subordinated debentures owed to unconsolidated subsidiary trusts	53,744	44,006
Accrued expenses and other liabilities	31,625	33,256
Total liabilities	2,535,383	2,164,903
Commitments and contingencies (Notes 6 and 17)		
Stockholders' equity:		
Convertible preferred stock, par value $.001 per share; shares authorized 5,000,000; -0- shares issued and outstanding in 2007 and in 2006	—	—
Common stock, par value $.001 per share; shares authorized 60,000,000; shares issued 41,522,633 in 2007 and 34,732,345 in 2006; outstanding 40,108,317 in 2007 and 34,651,669 in 2006	41	35
Surplus	329,201	253,815
Retained earnings	33,557	26,491
Accumulated other comprehensive gain (loss)	174	(1,452)
Treasury stock, at cost — 1,390,145 and 80,676 shares, respectively	(12,309)	(716)
Unearned ESOP stock	(622)	(2,086)
Total stockholders' equity	350,042	276,087
Total liabilities and stockholders' equity	$2,885,425	$2,440,990

See accompanying notes

SUPERIOR BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(In Thousands, Except Per Share Data)		
Interest income:			
Interest and fees on loans	$150,443	$ 92,659	$ 63,895
Interest on taxable securities	17,174	12,994	11,632
Interest on tax exempt securities	897	389	246
Interest on federal funds sold	471	570	460
Interest and dividends on other investments	2,944	2,165	1,047
Total interest income	171,929	108,777	77,280
Interest expense:			
Interest on deposits	79,667	46,511	27,915
Interest expense on advances from FHLB and other borrowed funds	12,971	11,603	7,493
Interest on subordinated debentures	4,129	3,269	2,847
Total interest expense	96,767	61,383	38,255
Net interest income	75,162	47,394	39,025
Provision for loan losses	4,541	2,500	3,500
Net interest income after provision for loan losses	70,621	44,894	35,525
Noninterest income:			
Service charges and fees	7,957	4,915	4,687
Mortgage banking income	3,860	2,997	2,558
Investment securities gain (losses)	308	—	(948)
Change in fair value of derivatives	1,310	374	(325)
Increase in cash surrender value of life insurance	1,895	1,580	1,544
Insurance proceeds	—	—	5,114
Other	4,027	1,945	2,067
Total noninterest income	19,357	11,811	14,697
Noninterest expenses:			
Salaries and employee benefits	42,316	26,805	23,104
Occupancy and equipment	13,391	7,754	7,680
Management separation costs	—	265	15,467
Amortization of core deposit intangibles	1,691	442	286
Loss on debt extinguishment	1,469	—	—
Merger costs	639	635	—
Loss on termination of ESOP	158	—	—
Subsidiary startup costs	—	135	—
Other	18,559	13,749	14,083
Total noninterest expenses	78,223	49,785	60,620
Income (loss) before income taxes	11,755	6,920	(10,398)
Income tax expense (benefit)	4,134	1,923	(4,612)
Net income (loss)	7,621	4,997	(5,786)
Preferred stock dividends	—	—	305
Preferred stock conversion	—	—	2,006
Net income (loss) applicable to common stockholders	$ 7,621	$ 4,997	$ (8,097)
Weighted average common shares outstanding	36,974	23,409	19,154
Weighted average common shares outstanding, assuming dilution	37,332	24,034	19,154
Basic net income (loss) per common share	$ 0.21	$ 0.21	$ (.42)
Diluted net income (loss) per common share	0.20	0.21	(.42)

See accompanying notes

SUPERIOR BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Surplus Common	Surplus Preferred	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Treasury Stock	Unearned ESOP Stock	Unearned Restricted Stock	Total Stockholders' Equity
	(In Thousands, Except Share Data)								
Balance at January 1, 2005	$18	$ 68,428	$ 6,193	$29,591	$(1,094)	$ (390)	$(1,758)	$(449)	$100,539
Comprehensive income:									
Net loss	—	—	—	(5,786)	—	—	—	—	(5,786)
Other comprehensive loss, net of tax benefit of $984, unrealized loss on securities available for sale, arising during the period, net of reclassification adjustment	—	—	—	—	(1,473)	—	—	—	(1,473)
Change in accumulated gain on cash flow hedging instrument, net of tax expense of $16	—	—	—	—	23	—	—	—	23
Comprehensive loss									(7,236)
Issuance of 925,636 shares to new executive management and others in a private placement	1	7,328	—	—	—	—	—	—	7,329
Issuance of 8,191 shares of treasury stock	—	34	—	—	—	49	—	—	83
Issuance of 49,375 shares of restricted stock	—	403	—	—	—	—	—	(122)	281
Preferred dividends declared	—	—	—	(305)	—	—	—	—	(305)
Preferred stock conversion — 775,000 shares	1	8,198	(6,193)	(2,006)	—	—	—	—	—
Stock options exercised — 474,684 shares	—	3,727	—	—	—	—	—	—	3,727
Forfeiture of unearned restricted stock	—	(204)	—	—	—	—	—	204	—
Amortization of unearned restricted stock	—	—	—	—	—	—	—	367	367
Release of 26,700 shares by ESOP	—	65	—	—	—	—	215	—	280
Balance at December 31, 2005	20	87,979	—	21,494	(2,544)	(341)	(1,543)	—	105,065
Comprehensive income:									
Net income	—	—	—	4,997	—	—	—	—	4,997
Other comprehensive income, net of tax expense of $556, unrealized gain on securities available for sale, arising during the period, net of reclassification adjustment	—	—	—	—	831	—	—	—	831
Change in accumulated gain on cash flow hedge, net of tax	—	—	—	—	(23)	—	—	—	(23)
Change in pension liability net of tax effect	—	—	—	—	284	—	—	—	284
Comprehensive income									6,089
Issuance of 4,873 shares of treasury stock	—	20	—	—	—	32	—	—	52
Issuance of 6,226,722 shares for Kensington purchase	6	70,965	—	—	—	—	—	—	70,971
Issuance of 56,170 shares related to board compensation	—	569	—	—	—	—	—	—	569
Issuance of 8,072,179 shares for Community	8	93,045	—	—	—	(407)	(759)	—	91,887
Stock options exercised — 155,818 shares	1	991	—	—	—	—	—	—	992
Compensation expense related to stock options	—	159	—	—	—	—	—	—	159
Release of 26,700 shares by ESOP	—	87	—	—	—	—	216	—	303
Balance at December 31, 2006	35	253,815	—	26,491	(1,452)	(716)	(2,086)	—	276,087
Adoption of FIN 48	—	—	—	(555)	—	—	—	—	(555)
Comprehensive income:									
Net income	—	—	—	7,621	—	—	—	—	7,621
Other comprehensive income, net of tax expense of $798, unrealized gain on securities available for sale, arising during the period, net of reclassification adjustment	—	—	—	—	1,238	—	—	—	1,238
Change in pension liability, net of tax effect	—	—	—	—	388	—	—	—	388
Comprehensive income									9,247
Repurchase of 1,182,000 shares of treasury stock	—	—	—	—	—	(10,428)	—	—	(10,428)
Issuance of 6,635,125 shares for People's purchase	6	73,798	—	—	—	—	—	—	73,804
Issuance of 27,765 shares related to board compensation	—	278	—	—	—	—	—	—	278
Stock options exercised — 85,000 shares	—	640	—	—	—	—	—	—	640
Compensation expense related to stock options	—	472	—	—	—	—	—	—	472
Release of 49,135 shares by ESOP	—	198	—	—	—	—	299	—	497
Termination of ESOP — 127,469 shares transferred	—	—	—	—	—	(1,165)	1,165	—	—
Balance at December 31, 2007	$41	$329,201	$ —	$33,557	$ 174	$(12,309)	$ (622)	$ —	$350,042

See accompanying notes

SUPERIOR BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
		(In Thousands)	
Operating activities			
Net income (loss)	$ 7,621	$ 4,997	$ (5,786)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operations:			
Depreciation	4,630	3,245	3,275
Amortization of intangibles	1,868	—	—
Net (discount) premium amortization on securities	(116)	298	531
(Gain) loss on sale of investment securities	(308)	—	948
Loss on foreclosed assets	170	181	818
Provision for loan losses	4,541	2,500	3,500
Decrease in accrued interest receivable	(386)	(750)	(844)
Deferred income tax expense (benefit)	4,021	1,923	(3,168)
Gain on sale of assets/branches	(139)	(254)	—
Net increase in mortgage loans held for sale	(8,975)	(1,993)	(13,260)
Other operating activities, net	(9,184)	(3,781)	4,202
Net cash provided by (used in) operating activities	3,743	6,366	(9,784)
Investing activities			
Decrease in interest bearing deposits in other banks	4,078	1,222	1,639
Decrease in federal funds sold	25,933	11,052	11,000
Proceeds from sales of investment securities available for sale	18,378	215,717	57,372
Proceeds from maturities of investment securities available for sale	82,873	39,233	40,642
Purchase of investment securities available for sale	(59,910)	(72,319)	(56,233)
Net increase in loans	(132,769)	(200,837)	(34,225)
Net cash received in business combinations	1,231	18,642	—
Net redemptions (purchase) of tax lien certificates	698	(16,024)	(273)
Purchase of premises and equipment	(23,833)	(13,813)	(2,665)
Proceeds from sale of premises and equipment	5,630	1,835	3,343
Proceeds from sale of foreclosed assets	7,327	1,722	4,155
Other investing activities, net	1,442	2,087	1,247
Net cash (used in) provided by investing activities	(68,922)	(11,483)	26,002
Financing activities			
Net (decrease) increase in demand and savings deposits	(7,824)	59,375	50,236
Net increase (decrease) in time deposits	92,150	60,766	(73,747)
(Decrease) increase in FHLB advances	(2,995)	(62,051)	25,000
Proceeds from note payable	10,000	2,000	—
Principal payment on note payable	(6,045)	(210)	(210)
Net (decrease) increase in other borrowed funds	(13,304)	(41,060)	(16,050)
Proceeds from issuance of junior subordinated debentures	22,680	—	—
Principal payment on junior subordinated debentures	(16,495)	—	—
Purchase of treasury stock	(10,428)	—	—
Proceeds from issuance of common stock	640	992	10,457
Cash dividends paid	—	—	(305)
Net cash provided by (used in) financing activities	68,379	19,812	(4,619)
Increase in cash and due from banks	3,200	14,695	11,599
Cash and due from banks at beginning of year	49,783	35,088	23,489
Cash and due from banks at end of year	$ 52,983	$ 49,783	$ 35,088
Supplemental disclosures of cash flow information			
Cash paid (received) during the year for:			
Interest	$ 97,848	$ 56,831	$ 37,790
Income taxes	(564)	(1,706)	(3,066)
Transfer of foreclosed assets	9,239	935	1,804
Assets acquired in business combinations	376,061	1,006,674	—
Liabilities assumed in business combinations	303,487	838,102	—
Issuance of common stock in acquisitions	73,804	162,858	—

See accompanying notes

SUPERIOR BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005

1. Summary of Significant Accounting Policies

Superior Bancorp ("Corporation"), through its subsidiaries, provides a full range of banking and bank-related services to individual and corporate customers in Alabama and Florida. The accounting and reporting policies of the Corporation conform with U.S. generally accepted accounting principles and to general practice within the banking industry. The following summarizes the most significant of these policies.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and notes to consolidated financial statements include the accounts of the Corporation and its consolidated subsidiaries. All significant intercompany transactions or balances have been eliminated in consolidation.

Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition caption "Cash and Due from Banks."

The Corporation's banking subsidiary is required to maintain minimum average reserve balances by the Federal Reserve Bank, which are based on a percentage of deposits. At December 31, 2007 and 2006, the Corporation's reserve requirements were $6,759,000 and $10,800,000, which it was in full compliance.

Investment Securities

Investment securities are classified as either held to maturity, available for sale or trading at the time of purchase. The Corporation defines held to maturity securities as debt securities which management has the positive intent and ability to hold to maturity.

Held to maturity securities are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the effective yield method.

Securities available for sale are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as securities to be held to maturity. Unrealized holding gains and losses, net of deferred taxes, on securities available for sale are excluded from earnings and reported in accumulated other comprehensive income (loss) within stockholders' equity.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Tax lien certificates

Tax lien certificates represent a priority lien against real property for which assessed real estate taxes are delinquent. Tax lien certificates are carried at cost plus accrued interest which approximates fair value. Tax lien

1. Summary of Significant Accounting Policies — (Continued)

certificates and resulting deeds are classified as non-accrual when a tax lien certificate is 24 to 48 months delinquent, depending on the municipality, from the acquisition date at which time, interest ceases to be accrued.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. The Corporation defers certain nonrefundable loan origination and commitment fees and the direct costs of originating or acquiring loans. The net deferred amount is amortized over the estimated lives of the related loans as an adjustment to yield. Interest income with respect to loans is accrued on the principal amount outstanding, except for loans classified as nonaccrual.

Accrual of interest is discontinued on loans which are more than ninety days past due unless the loan is well secured and in the process of collection. "Well secured" means that the debt must be secured by collateral having sufficient realizable value to discharge the debt, including accrued interest, in full. "In the process of collection" means that collection of the debt is proceeding in due course either through legal action or other collection effort that is reasonably expected to result in repayment of the debt in full within a reasonable period of time, usually within one hundred eighty days of the date the loan became past due. Any unpaid interest previously accrued on these loans is reversed from income. Interest payments received on these loans are applied as a reduction of the loan principal balance.

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairment of a Loan,* impaired loans are specifically reviewed loans for which it is probable that the Corporation will be unable to collect all amounts due according to the terms of the loan agreement. Impairment is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, at the loans observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loans is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Larger groups of homogenous loans such as consumer installment and residential real estate mortgage loans are collectively evaluated for impairment. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions. Impaired loans and other nonaccrual loans are returned to accrual status if the loan is brought contractually current as to both principal and interest and repayment ability is demonstrated, or if the loan is in the process of collection and no loss is anticipated.

The allowance for loan loss is considered to be a significant estimate and is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of principal is unlikely. The allowance is the amount that management believes will be adequate to absorb inherent losses on existing loans.

Management prepares a quarterly analysis to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. Generally, management estimates the allowance using specific reserves for impaired loans under SFAS 114, and other factors, such as historical loss experience based on volume and types of loans, trends in classifications, volume and trends in delinquencies and non-accruals, national and local economic trends and conditions and other pertinent information. The level of allowance for loan losses to net loans may vary depending on the quarterly analysis.

The Corporation manages and controls risk in the loan portfolio through adherence to credit standards established by the Board of Directors and implemented by senior management. These standards are set forth in a formal loan policy which establishes loan underwriting and approval procedures, sets limits on credit concentration and enforces regulatory requirements.

1. Summary of Significant Accounting Policies — (Continued)

Loan portfolio concentration risk is reduced through concentration limits for borrowers and varying collateral types. Concentration risk is measured and reported to senior management and the board of directors on a regular basis.

The allowance for loan loss calculation is segregated into various segments that include classified loans, loans with specific allocations and pass rated loans. A pass rated loan is generally characterized by a very low to average risk of default and in which management perceives there is a minimal risk of loss. Loans are rated using an eight-point scale, with the loan officer having the primary responsibility for assigning risk ratings and for the timely reporting of changes in the risk ratings. These processes, and the assigned risk ratings, are subject to review by our internal loan review function and senior management. Based on the assigned risk ratings, the criticized and classified loans in the portfolio are segregated according to the following regulatory classifications: Special Mention, Substandard, Doubtful or Loss.

Reserve percentages assigned to homogeneous loans are based on historical charge-off experience adjusted for current trends in the portfolio and other risk factors.

As stated above, risk ratings are subject to independent review by internal loan review, which also performs ongoing, independent review of the risk management process. The risk management process includes underwriting, documentation and collateral control. Loan review is centralized and independent of the lending function. The loan review results are reported to senior management and the Audit Committee of the Board of Directors. We have a centralized loan administration department to serve our entire bank. This department provides standardized oversight for compliance with loan approval authorities and bank lending policies and procedures, as well as centralized supervision, monitoring and accessibility.

Acquired Loans

The Corporation generally acquires loans through business combinations rather than individually or in groups or portfolios. An acquired loan which has experienced deterioration of credit quality between origination and the acquisition, and for which it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms, is accounted for under the provisions of Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-3"). For such loans, the Corporation estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (including expected prepayments, if any) as of the acquisition date. The excess of the loan's contractually required cash flows over the Corporation expected cash flows is referred to as a nonaccretable difference and is not recorded by the Corporation. The loan is initially recorded at fair value, which represents the present value of the expected cash flows. The difference between the undiscounted expected cash flows and the fair value at which the loan is recorded is referred to as accretable yield and is accreted into interest income over the remaining expected life of the loan.

On a quarterly basis, the Corporation updates its estimate of cash flows expected to be collected. If the estimated cash flows have decreased, the Corporation will recognize a loss by reducing the accretable yield. If the estimated cash flows have increased, the Corporation will increase the accretable yield which is accreted on a prospective basis over the loan's remaining life.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. The carrying value of these loans is adjusted for any origination fees and cost incurred to originate these loans. Differences between the carrying amount of mortgage loans held for sale and the amounts received upon sale are credited or charged to income at the time the proceeds of the sale are collected. The fair values are based on quoted market prices of similar loans, adjusted for differences in loan characteristics.

1. Summary of Significant Accounting Policies — (Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated service lives of the assets using straight-line and accelerated methods, generally using 5 to 40 years for premises and 5 to 10 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any gain or loss resulting there from is reflected in the statement of operations.

The Corporation reviews any long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Intangible Assets

At December 31, 2007 and 2006, goodwill totaled $162,467,000 and $114,458,000, respectively. SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") requires goodwill and intangible assets with indefinite useful lives to no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. (See Note 2 — Business Combinations)

The Corporation has determined that its reporting units for purposes of this testing are the operating branches which are included as part of its reportable segments: the Alabama Region and the Florida Region. Goodwill is allocated to each reporting unit based on the location of the acquisitions as follows:

	December 31,	
	2007	2006
	(In Thousands)	
Alabama Region	$ 65,899	$ 64,950
Florida Region	96,568	49,508
Total	$162,467	$114,458

The first step in testing requires that the fair value of each reporting unit be determined. If the carrying amount of any reporting unit exceeds its fair value, goodwill impairment may be indicated. The determination of the fair value of each reporting unit is considered to be a significant estimate.

The Corporation performs the annual impairment test as of December 31. As of December 31, 2007 and 2006, the Corporation determined no impairment existed.

At December 31, 2007 and 2006, the Corporation's core deposit intangible, which is being amortized over ten years from the date of acquisition, was as follows:

	2007	2006
	(In Thousands)	
Core deposit intangible	$26,355	$16,545
Accumulated amortization	(3,238)	(1,547)
Net core deposit intangible	$23,117	$14,998

1. Summary of Significant Accounting Policies — (Continued)

Amortization expense was $1,691,000, $442,000, and $286,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Aggregate amortization expense for the years ending December 31, 2008 through December 31, 2012, is estimated to be as follows:

Year	Annual Expense (In Thousands)
2008	$ 3,584
2009	3,942
2010	3,479
2011	3,049
2012	2,492
Total	$16,546

Other Real Estate

Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value, less estimated selling expenses, in other assets. At the date of acquisition, any difference between the fair value and book value of the asset is charged to the allowance for loan losses. Subsequent gains or losses on the sale or losses from the valuation of and the cost of maintaining and operating other real estate are included in other income or expense. Other real estate totaled $4,378,000 and $1,684,000 at December 31, 2007 and 2006, respectively and is included in other assets on the accompanying consolidated statement of financial condition.

Security Repurchase Agreements

Securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold plus accrued interest. Securities, generally U.S. government and Federal agency securities, pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Income Taxes

The consolidated financial statements are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation was effective for fiscal years beginning after December 15, 2006. The Corporation adopted FIN 48 on January 1, 2007 (see Note 14).

1. Summary of Significant Accounting Policies — (Continued)

Off-Balance Sheet Financial Instruments

In the ordinary course of business the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements and commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable to the extent that they do not qualify as derivatives.

Per Share Amounts

Earnings per common share computations are based on the weighted average number of common shares outstanding during the periods presented.

Diluted earnings per common share computations are based on the weighted average number of common shares outstanding during the period, plus the dilutive effect of stock options, convertible preferred stock and restricted stock awards.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which is a revision of SFAS 123, *Accounting for Stock-Based Compensation*, and supersedes Opinion 25. The new standard, which became effective for the Corporation in the first quarter of 2006, requires companies to recognize an expense in the statement of operations for the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation method. This expense is recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R carries forward prior guidance on accounting for awards to non-employees. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification. The Corporation will recognize compensation expense for any stock awards granted after December 31, 2005. Since all of the Corporation's stock option awards granted prior to December 31, 2005 vested prior to December 31, 2005, no future compensation expense will be recognized on these awards (see Note 12).

Pension Plan

Liabilities and contributions to the plan are calculated using the actuarial unit credit method of funding, (see "Recent Accounting Pronouncements — Statement of Financial Accounting Standards No. 158.")

Derivative Financial Instruments and Hedging Activities

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

Derivative financial instruments that qualify under SFAS 133 in a hedging relationship are designated, based on the exposure being hedged, as either fair value or cash flow hedges. Fair value hedge relationships mitigate exposure to the change in fair value of an asset, liability or firm commitment. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative instrument, as well as the gains and losses attributable to the change in fair value of the hedged item, are recognized in earnings in the period in which the change in fair value occurs.

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. Under the cash flow hedging model, the effective portion of the gain or loss related to the derivative instrument, if any, is recognized as a component of other comprehensive income. For derivative financial

1. Summary of Significant Accounting Policies — (Continued)

instruments not designated as a fair value or cash flow hedges, gains and losses related to the change in fair value are recognized in earnings during the period of change in fair value.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative instrument is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively, as discussed below.

The Corporation discontinues hedge accounting prospectively when: (1) it is determined that the derivative instrument is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative instrument expires or is sold, terminated or exercised; (3) the derivative instrument is de-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative instrument as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative instrument no longer qualifies as an effective fair-value hedge, the derivative instrument will continue to be carried on the balance sheet at its fair value and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative instrument will continue to be carried on the balance sheet at its fair value and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in the then-current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative instrument will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When the derivative instrument is de-designated, terminated or sold, any gain or loss will remain in accumulated other comprehensive income and will be reclassified into earnings over the same period during which the underlying hedged item affects earnings. In all other situations in which hedge accounting is discontinued, the derivative instrument will be carried at its fair value on the balance sheet, with changes in its fair value recognized in the then-current-period earnings.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 155

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS 155"), which: (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit in the form of subordination are not embedded derivatives, and (5) amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125*, to eliminate the prohibition of a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 was applicable to

1. Summary of Significant Accounting Policies — (Continued)

the Corporation for period beginning January 1, 2007. The provisions of SFAS 155 did not have a material impact on the Corporation.

Statement of Financial Accounting Standards No. 156

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"), which: (1) provides revised guidance on when a servicing asset and servicing liability should be recognized, (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, (3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur, (4) upon initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. SFAS 156 was applicable to the Corporation beginning January 1, 2007, and did not have a material impact on the Corporation.

FASB Interpretation No. 48

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation was effective for the Corporation beginning January 1, 2007. See Note 14 for the related impact of the adoption of FIN 48.

FSP No. 48-1 "Definition of Settlement in FASB Interpretation No. 48."

FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007 and did not significantly impact the Corporation's financial statements.

Emerging Issues Task Force Issue No. 06-05

In September 2006, the FASB ratified a consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-05, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.* Technical Bulletin No. 85-4, "*Accounting for Purchases of Life Insurance*," requires that the amount that could be realized under a life insurance contract as of the date of the statement of financial position should be reported as an asset. The EITF concluded that a policyholder should consider any additional amounts (i.e., amounts other than cash surrender value) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. When it is probable that contractual restrictions would limit the amount that could be realized, these contractual limitations should be considered when determining the realizable amounts. Amounts that are recoverable by the policyholder at the discretion of the insurance company should be excluded from the amount that could be realized. Amounts that are recoverable beyond one year from the surrender of the policy should be discounted to present value. A policyholder should determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that would ultimately be realized by the policyholder upon the assumed surrender of the final policy (or final certificate in a

1. Summary of Significant Accounting Policies — (Continued)

group policy) should be included in the amount that could be realized under the insurance contract. A policyholder should not discount the cash surrender value component of the amount that could be realized when contractual restrictions on the ability to surrender a policy exist. However, if the contractual limitations prescribe that the cash surrender value component of the amount that could be realized is a fixed amount, then the amount that could be realized should be discounted. EITF Issue No. 06- 05 was effective for fiscal years beginning after December 15, 2006. The application of EITF Issue No. 06-05 did not have a material impact on the Corporation's financial condition or results of operations.

Staff Accounting Bulletin No. 108

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, *Quantifying Financial Misstatements*, which expresses the Staff's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance perspective) approaches. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. This guidance did not have a material effect on the Corporation's financial condition, results of operations or cash flows.

Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158")*. SFAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. SFAS 158 requires an employer to (a) recognize in its statement of financial position an asset for a plan's over funded status or a liability for a plan's under funded status, (b) measure a plan's assets and its obligations that determine its funded status at the end of the employer's fiscal year and (c) recognize changes in the funded status of a defined postretirement plan in the year in which the changes occur. Those changes will be reported in the comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements were effective as of the end of the fiscal year ending after December 15, 2006, for publicly traded companies. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS 158 did not have a material impact on the Corporation's statement of financial position at December 31, 2006 or on the Corporation's comprehensive income for the period ended December 31, 2006.

Statement of Financial Accounting Standards No. 157

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management has evaluated the provisions of SFAS 157 and does not believe that the adoption of this standard will have a material impact on the Corporation's financial statements.

Statement of Financial Accounting Standards No. 159

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 would allow the Corporation to make an irrevocable election to measure certain financial assets and liabilities at fair value, with unrealized gains and losses on the elected items recognized

1. Summary of Significant Accounting Policies — (Continued)

in earnings at each reporting period. The fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. The election is applied on an instrument by instrument basis, with a few exceptions, and is applied only to entire instruments and not to portions of instruments. SFAS 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Corporation has evaluated SFAS 159 and determined that the fair value option will not be elected for any financial asset or liability currently reported on the Corporation's consolidated financial statements.

Emerging Issues Task Force Issue No. 06-04

In July 2006, the EITF issued a draft abstract for EITF Issue No. 06-04, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangement.* This draft abstract from the EITF reached a consensus that for an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* The EITF concluded that a liability for the benefit obligation under SFAS No. 106 has not been settled through the purchase of an endorsement type life insurance policy. In September 2006, FASB agreed to ratify the consensus reached in EITF Issue No. 06-04. This new accounting standard will be effective for fiscal years beginning after December 15, 2007. At December 31, 2007, the Corporation had no endorsement split-dollar life insurance arrangements outstanding on any of its bank-owned life insurance.

Statement of Financial Accounting Standards No. 160

SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for the Corporation on January 1, 2009 and is not expected to have a significant impact on the Corporation's financial statements.

Staff Accounting Bulletin 109

SAB No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings ("SAB 109"). SAB 109 supersedes SAB 105, "*Application of Accounting Principles to Loan Commitments*," and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB 109 is applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. SAB 109 is not expected to have a material impact on the Corporation's financial statements.

2. Business Combinations

People's Acquisition

The Corporation completed the acquisition of 100% of the outstanding stock of People's Community Bancshares, Inc. ("People's"), of Sarasota, Florida on July 27, 2007 in exchange for 6,635,125 shares of the

2. Business Combinations — (Continued)

Corporation's common stock valued at approximately $73,982,000. The shares were valued by using the average of the closing prices of the Corporation's stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs, was $76,429,000. As a result of the acquisition, the Corporation now operates three banking locations in Sarasota and Manatee Counties, Florida. This area is a significant addition to the Corporation's largest market, which was expanded in 2006 by the Kensington acquisition discussed below.

The People's transaction resulted in $47,389,000 of goodwill allocated to the Florida reporting unit and $9,810,000 of core deposit intangibles. The goodwill acquired is not tax-deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow.

Management is completing its plan to consolidate People's data processing operations and convert People's accounts to the Corporation's system. This conversion is expected to be completed in the first quarter of 2008. Certain costs associated with this conversion totaling approximately $575,000, which primarily includes contract cancellation costs, were estimated and accrued as of the acquisition date. In addition, certain employment-related contract obligations totaling approximately $4,600,000 were also accrued at the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 3,854
Federal funds sold	4,200
Investment securities	47,684
Loans, net	254,047
Premises and equipment, net	2,318
Goodwill	47,389
Core deposit intangibles	9,810
Other assets	10,612
Deposits	(245,459)
Federal funds purchased and repurchase agreements	(6,905)
Advances from FHLB	(37,983)
Junior subordinated debentures	(3,962)
Other liabilities	(9,176)
Total consideration paid for People's	$ 76,429

Community Acquisition

The Corporation completed the acquisition of 100% of the outstanding stock of Community Bancshares, Inc. ("Community") of Blountsville, Alabama on November 7, 2006 in exchange for 8,072,179 shares of the Corporation's common stock valued at approximately $91,848,000. The shares were valued by using the average of the closing prices of the Corporation's stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs and cash payments due for the cancellation of stock options totaled $97,200,000. As a result of the acquisition, the Corporation added 18 banking locations and 15 consumer finance company locations in the State of Alabama.

2. Business Combinations — (Continued)

The Community transaction resulted in $60,148,000 of goodwill allocated to the Alabama reporting unit and $10,142,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow.

During the third quarter of 2006, management completed its plan to terminate Community's data processing operations and convert Community's accounts to the Corporation's system. This conversion was completed in the fourth quarter of 2006. Certain costs associated with this conversion, totaling approximately $1,200,000, which included primarily contract cancellations and employment-related costs, were estimated and accrued as of the acquisition date. In addition, certain employment-related contract obligations totaling approximately $3,500,000 were also accrued as of the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 23,167
Federal funds sold	35,273
Investment securities	117,424
Loans, net	337,148
Premises and equipment, net	22,529
Goodwill	60,148
Core deposit intangibles	10,142
Other assets	21,185
Deposits	(431,334)
FHLB advances	(68,801)
Junior subordinated debentures	(12,047)
Other liabilities	(17,634)
Total consideration paid for Community	$ 97,200

Kensington Acquisition

The Corporation completed the acquisition of 100% of the outstanding stock of Kensington Bankshares, Inc. ("Kensington"), of Tampa, Florida on August 31, 2006 in exchange for 6,226,722 shares of the Corporation's common stock valued at approximately $71,200,000. The shares were valued by using the average of the closing prices of the Corporation's stock for several days prior to and after the terms of the acquisition were agreed to and announced. The total purchase price, which includes certain direct acquisition costs, was $71,372,000. As a result of the acquisition, the Corporation now operates 12 banking locations in the Tampa Bay area of Florida, which is one of the Corporation's largest markets and has a higher projected population growth than any of its other banking markets.

The Kensington transaction resulted in $44,470,000 of goodwill allocated to the Florida reporting unit and $3,544,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over an estimated useful life of ten years based on the undiscounted cash flow. During the third quarter of 2006, management completed its plan to terminate Kensington's data processing operations and convert Kensington's accounts to the Corporation's system. This conversion was completed in the first quarter of 2007. Certain costs associated with this conversion,

2. Business Combinations — (Continued)

totaling approximately $1,400,000, which includes primarily contract cancellations and employment-related costs, were estimated and accrued as of the acquisition date.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Amount (In thousands)
Cash and due from banks	$ 4,454
Federal funds sold	964
Investment securities	180,151
Loans, net	136,826
Premises and equipment, net	5,397
Goodwill	44,470
Core deposit intangibles	3,544
Other assets	5,128
Deposits	(276,186)
Repurchase agreements	(30,050)
Other liabilities	(3,326)
Total consideration paid for Kensington	$ 71,372

Pro Forma Results of Operations

The results of operations of the People's, Kensington and Community acquisitions subsequent to the acquisition dates are included in the Corporation's consolidated statements of operations. The following pro forma information for the periods ended December 31, 2007 and 2006 reflects the Corporation's estimated consolidated results of operations as if the acquisition of People's, Kensington and Community occurred at January 1, 2006, unadjusted for potential cost savings.

	2007	2006
	(Dollars in thousands, except per share data)	
Net interest income and noninterest income	$101,620	$104,149
Net income	7,413	9,215
Earnings per common share — basic	$ 0.18	$ 0.23
Earnings per common share — diluted	$ 0.18	$ 0.22

3. Investment Securities

The amounts at which investment securities are carried and their approximate fair values at December 31, 2007 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In Thousands)		
Investment securities available for sale:				
U.S. agency securities	$ 93,207	$1,086	$ 75	$ 94,218
State, county and municipal securities	40,738	222	395	40,565
Mortgage-backed securities	191,202	1,082	888	191,396
Corporate debt	32,404	11	1,030	31,385
Other securities	4,480	—	873	3,607
Total	$362,031	$2,401	$3,261	$361,171

The amounts at which investment securities are carried and their approximate fair values at December 31, 2006 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In Thousands)		
Investment securities available for sale:				
U.S. agency securities	$113,259	$150	$1,557	$111,852
State, county and municipal securities	12,977	54	89	12,942
Mortgage-backed securities	185,814	361	1,722	184,453
Corporate debt	38,883	103	334	38,652
Other securities	6,675	223	81	6,817
Total	$357,608	$891	$3,783	$354,716

Investment securities with an amortized cost of $239,875,000 and $219,658,000 at December 31, 2007 and 2006, respectively, were pledged to secure United States government deposits and other public funds and for other purposes as required or permitted by law.

The following table presents the age of gross unrealized losses and fair value by investment category.

	December 31, 2007					
	Less Than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
U.S. agency securities	$ 500	$ —	$ 36,633	$ 75	$ 37,133	$ 75
State, county and municipal securities	15,170	331	3,659	64	18,829	395
Mortgage-backed securities	10,310	69	59,162	819	69,472	888
Corporate debt and other securities	19,224	1,056	12,874	847	32,098	1,903
Total	$45,204	$1,456	$112,328	$1,805	$157,532	$3,261

3. Investment Securities — (Continued)

	December 31, 2006					
	Less Than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. agency securities	$ —	$ —	$ 83,347	$1,557	$ 83,347	$1,557
State, county and municipal securities	1,727	17	3,825	72	5,552	89
Mortgage-backed securities	16,223	76	78,000	1,646	94,223	1,722
Corporate debt and other securities	3,920	80	8,572	335	12,492	415
Total	$21,870	$173	$173,744	$3,610	$195,614	$3,783

Management does not believe any of the above individual unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. The unrealized losses relate primarily to 115 securities issued by the Federal Home Loan Bank ("FHLB"), Fannie Mae ("FNMA") and Freddie Mac ("FHLMC"), various counties and municipalities, primarily within the State of Alabama, and corporate securities consisting primarily of private label CMOs, corporate bonds, and trust preferred securities. These unrealized losses are primarily attributable to changes in interest rates. The Corporation has both the intent and the ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost. A summary of the total count by category is shown below.

	December 31, 2007		
	Total Number of Securities		
	Less Than 12 Months	More than 12 Months	Total
U.S. agency securities	1	15	16
State, county and municipal securities	40	13	53
Mortgage-backed securities	7	26	33
Corporate debt and other securities	6	7	13
Total	54	61	115

The amortized cost and estimated fair values of investment securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available For Sale	
	Amortized Cost	Estimated Fair Value
	(In Thousands)	
Due in one year or less	$ 5,034	$ 5,020
Due after one year through five years	58,858	58,568
Due after five years through ten years	34,721	35,505
Due after ten years	72,218	70,682
Mortgage-backed securities	191,200	191,396
	$362,031	$361,171

Gross realized gains on sales of investment securities available for sale in 2007, 2006 and 2005 were $308,000, $-0-, and $34,000, respectively, and gross realized losses for the same periods were $ -0-, $-0-, and $982,000, respectively.

3. Investment Securities — (Continued)

The components of other comprehensive income (loss) for the years ended December 31, 2007, 2006, and 2005 are as follows:

	Pre-Tax Amount	Income Tax Expense	Net of Income Tax
		(In Thousands)	
2007			
Unrealized gain on available for sale securities	$ 2,344	$ (918)	$ 1,426
Less reclassification adjustment for gains realized in net income	(308)	120	(188)
Change in pension liability	615	(227)	388
Net unrealized gain	$ 2,651	$(1,025)	$ 1,626
2006			
Unrealized loss on derivatives	$ (39)	$ (16)	$ (23)
Unrealized gain on available for sale securities	1,387	556	831
Less reclassification adjustment for losses realized in net income	—	—	—
Change in pension liability	451	167	284
Net unrealized gain	$ 1,799	$ 707	$ 1,092
2005			
Unrealized gain on derivative	$ 39	$ 16	$ 23
Unrealized loss on available for sale securities	(3,405)	(1,335)	(2,070)
Less reclassification adjustment for losses realized in net income	(948)	(351)	(597)
Net unrealized loss	$(2,418)	$ (968)	$(1,450)

4. Loans

At December 31, 2007 and 2006, the composition of the loan portfolio was as follows:

	2007	2006
	(In Thousands)	
Commercial and industrial	$ 183,013	$ 172,872
Real estate — construction and land development	665,303	547,772
Real estate — mortgages		
Single family	540,277	456,341
Commercial	533,611	362,542
Other	41,535	46,895
Consumer	53,377	54,462
All other loans	1,235	438
Total loans	$2,018,351	$1,641,322

At December 31, 2007 and 2006, the Corporation's recorded investment in loans considered to be impaired under SFAS No. 114 was $22,294,000 and $6,886,000, respectively. At December 31, 2007 and 2006, there was approximately $1,514,000 and $1,807,000, respectively in the allowance for loan losses specifically allocated to impaired loans. The average recorded investment in impaired loans during 2007, 2006 and 2005 was approximately $11,767,000, $3,975,000, and $4,687,000, respectively. Interest income recognized on loans considered impaired totaled approximately $873,000, $176,000, and $65,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

4. Loans — (Continued)

At December 31, 2007, nonaccrual loans totaled $22.5 million, compared to $7.8 million at December 31, 2006. Loans past due 90 days or more and still accruing totaled $2,117,000 at December 31, 2007 compared to $514,000 at December 31, 2006.

During 2007 and 2006, the Corporation acquired certain impaired loans through business combinations (Note 2) which are subject to the income recognition provisions of SOP 03-3 (see Note 1). The carrying value of these loans totaled $2,378, 000 and $260,000 at December 31, 2007 and 2006, respectively. The carrying value of these loans at acquisition and a summary of the change in accretable yield follows:

	December 31, 2007	December 31, 2006
	(In Thousands)	
Contractually required principal and interest at acquisition	$ 5,677	$ 1,696
Nonaccretable difference (expected losses and forgone interest)	(1,443)	(1,231)
Cash flows expected to be collected at acquisition	4,234	465
Accretable yield	(209)	(190)
Basis in acquired loans at acquisition	$ 4,025	$ 275
Accretable yield, beginning of year	$ 174	$ —
Additions	209	190
Accretion	(216)	(9)
Transfer for nonaccretable yield to accretable yield	138	—
Disposals	—	(7)
Accretable yield, end of the year	$ 305	$ 174

Other acquired impaired loans that are within the scope of SOP 03-3 but are not subject to the income recognition provisions had an acquisition carrying value of $1.3 million. The carrying value at December 31, 2007 and 2006 was $297,000 and $800,000, respectively. To recognize income on these loans under SOP 03-3, there must be a reasonable expectation of the timing and amount of expected cash flows. These loans are accounted for on the cost recovery method with interest income recognized when received. During 2007 and 2006, no interest was recognized on these loans.

5. Allowance for Loan Losses

A summary of the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 follows:

	2007	2006	2005
	(In Thousands)		
Balance at beginning of year	$18,892	$12,011	$12,543
Allowance of acquired banks	3,717	6,697	—
Provision for loan losses	4,541	2,500	3,500
Loan charge-offs	(5,722)	(3,746)	(5,742)
Recoveries	1,440	1,430	1,710
Balance at end of year	$22,868	$18,892	$12,011

6. Premises and Equipment

Components of premises and equipment at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)	
Land	$ 19,834	$ 17,432
Premises	76,733	74,836
Furniture and equipment	22,956	17,737
	119,523	110,005
Less accumulated depreciation and amortization	(24,842)	(20,311)
Net book value of premises and equipment in service	94,681	89,694
Construction in process (also includes land for branch expansion)	10,118	4,932
Total	$104,799	$ 94,626

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $4,630,000, $3,245,000 and $3,275,000, respectively.

In March 2005, the Corporation sold its corporate aircraft, realizing a $355,000 pre-tax loss.

During 2000, Community entered into sale/leaseback arrangements on its Hamilton, Alabama bank location. Due to the structure of this transaction, the lease qualified and has been accounted for under capitalized lease rules.

The following is an analysis of the leased property located in Hamilton, Alabama on which the Company maintains a capital lease (in thousands):

	2007	2006
Buildings	$2,450	$2,450
Accumulated depreciation	(98)	(21)
Total	$2,352	$2,429

The following is a schedule by year of future minimum lease payments under the capital lease and all other operating leases, together with the present value of the net minimum lease payments as of December 31, 2007 (in thousands):

Years ending December 31,	Operating Property	Operating Equipment	Operating Total	Capitalized
	(In Thousands)			
2008	$ 2,411	$320	$ 2,731	$ 367
2009	2,055	205	2,260	367
2010	1,653	107	1,760	367
2011	1,341	6	1,347	367
2012	883	—	883	367
2013 and thereafter	7,812	—	7,812	6,387
Total minimum lease payments	$16,155	$638	$16,793	8,222
Amount representing interest				(4,483)
Present value of net minimum lease payments				$ 3,739

Rental expense relating to operating leases amounted to approximately $2,460,000, $1,258,000 and $810,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

On May 31, 2002, the purchaser of Community's Marshall County branch offices acquired the land, building and land improvements located in Albertville, Alabama under a sales-type lease. The lease agreement calls for 60 payments of $14,000 per month beginning June 1, 2002. The lease ended on May 31, 2007 and was subject to

6. Premises and Equipment — (Continued)

options which gave the right for the seller to require the purchaser to purchase the property and gave the right to the purchaser to require the seller to sell the property. The purchase option was exercised on May 31, 2007 and proceeds totaling $2,621,544 were received by Superior Bank.

Property Classified as Held-for-Sale

During the second quarter of 2007, management committed to a plan to sell real estate that is no longer used in the Corporation's operations. The real estate consists of two groups. The first group contains the former corporate headquarters and administrative office facilities of Community in Blountsville, Alabama, and the second group consists of seven condominium units located in the John Hand Building in downtown Birmingham, Alabama, where the Corporation's headquarters and operations center are housed.

Management committed to the sale of the Community property in Blountsville because the size and location of the facility does not meet the Corporation's current needs or future expansion plans. Management expects to sell the property within the next 12 months to an unrelated party. The property's current carrying value, included in other assets, is $1,967,000, which approximates its market value.

Management committed to the sale of the condominium units because the rental operations are not a part of the Corporation's long-term strategy. Management expects to sell the units within the next 12 months. Currently, there are six condominium units with a current carrying value, included in other assets, of $1,674,000, which is lower than the current market price.

Both groups of assets are included as part of the administrative reporting unit.

Sale-Leaseback Transactions

On July 24, 2007, the Corporation's banking subsidiary sold a branch office building in Huntsville, Alabama to a limited liability company, of which one of the Corporation's directors is a member, for $3,000,000. The limited liability company then leased the building back to the banking subsidiary. The initial term of the lease is 14 years and may be renewed, at the banking subsidiary's option, for three additional terms of five years each. The amount of the monthly lease payments to be made by the banking subsidiary is $19,500 for the first year of the lease and increases annually until it reaches $26,881 per month in year 14. Annual rent escalations associated with this lease are being accounted for on a straight-line basis over 14 years. Rent for the renewal terms is to be determined based on appraisals of the property. No gain or loss was recognized on this transaction, which was entered into in the ordinary course of business and is being accounted for as an operating lease.

On September 7, 2007, the Corporation's banking subsidiary sold an additional branch office building in Huntsville, Alabama to an unrelated party for $2,445,000. The purchaser then leased the building back to the banking subsidiary. The initial term of the lease is 15 years and may be renewed, at the banking subsidiary's option, for three additional terms of five years each. The amount of the monthly lease payments to be made by the banking subsidiary is $11,225 for the initial term. Rent for the renewal terms is to be determined based on future appraisals of the property. No gain or loss was recognized on this transaction, which was entered into in the ordinary course of business and is being accounted for as an operating lease.

On January 30, 2008, the Corporation's banking subsidiary entered into agreements with a limited liability company, of which one of the Corporation's directors is a member, pursuant to which the limited liability company purchased on January 31, 2008 office buildings located in Albertville and Athens, Alabama for a total of $4,250,000. The limited liability company then leased the building back to the banking subsidiary. The initial term of each lease is 13 years and each lease may be renewed, at the banking subsidiary's option, for two additional terms of five years each. The amount of the monthly lease payments to be made by the banking subsidiary in the first year is $13,240 for the Albertville office and $14,208 for the Athens office. These amounts increase annually until

6. Premises and Equipment — (Continued)

the monthly lease payments reach $17,393 for the Albertville office and $18,666 for the Athens office in year 13. Annual rent escalations associated with these leases are being accounted for on a straight line basis over the lease terms. Rent for the renewal terms is to be determined based on appraisals of the properties. A gain of $73,000 was realized on these transactions which will be recognized as a reduction of rental expense over the remaining term of the leases. These transactions were entered into in the ordinary course of business and are being accounted for as operating leases.

7. Deposits

The following schedule details interest expense on deposits:

	Year Ended December 31		
	2007	2006	2005
	(In Thousands)		
Interest-bearing demand	$20,791	$11,857	$ 7,144
Savings	819	177	40
Time deposits $100,000 and over	21,122	11,170	7,111
Other time deposits	36,935	23,307	13,620
Total	$79,667	$46,511	$27,915

At December 31, 2007, the scheduled maturities of time deposits are as follows (in thousands):

2008	$1,149,042
2009	45,199
2010	21,886
2011	14,159
2012 and thereafter	45,407
	$1,275,693

8. Advances from Federal Home Loan Bank

The following is a summary, by year of maturity, of advances from the FHLB as of December 31, 2007 and 2006:

	2007		2006	
Year	Weighted Average Rate	Balance	Weighted Average Rate	Balance
	(Dollars in Thousands)			
2007	—%	$ —	5.37%	$ 42,000
2008	4.62	74,488	5.38	55,500
2009	4.33	30,032	5.39	27,000
2010	4.83	25,000	6.41	5,000
2011	4.80	4,968	—	—
2012	4.49	30,000	—	—
2015	5.39	26,340	5.39	26,340
2020	4.28	32,000	4.28	32,000
Total	4.63%	$222,828	5.22%	$187,840

The above schedule is by contractual maturity. Call dates for the above are as follows: 2008, $154,000,000; and 2010, $11,340,000.

8. Advances from Federal Home Loan Bank — (Continued)

The advances are secured by a blanket lien on certain residential and commercial real estate loans all with a carrying value of approximately $346,000,000 at December 31, 2007. The Corporation has available approximately $174,000,000 in unused advances under the blanket lien subject to the availability of qualifying collateral.

In February 2008, FHLB advances totaling $100,000,000 were refinanced to lower the current interest rate in response to current market conditions. This refinancing was accounted for as debt modification therefore no gain or loss was recognized on the transaction. The following table summarizes the current terms of the refinanced advances by contractual maturity:

Matures	Current Weighted Average Rate	Weighted Average Rate Before Refinancing	Balance
2011	2.77%	4.60%	$ 25,000
2013	3.46	4.21	35,000
2015	4.05	4.57	40,000
Total	3.52%	4.45%	$100,000

Call dates for the refinanced advances are as follows: 2009, $25,000,000; and 2010, $75,000,000.

The FHLB has issued for the benefit of the Corporation's banking subsidiary a $20,000,000 irrevocable letter of credit in favor of the Chief Financial Officer of the State of Florida to secure certain deposits of the State of Florida. The letter of credit expires January 4, 2008 upon sixty days' prior notice of non-renewal; otherwise, it shall automatically extend for a successive one-year term.

9. Federal Funds Borrowed and Security Repurchase Agreements

Detail of Federal funds borrowed and security repurchase agreements follows (dollars in thousands):

	2007	2006
Balance at December 31:		
Federal funds borrowed	$10,000	$ —
Security repurchase agreements	7,075	23,415
Maximum outstanding at any month end:		
Federal funds borrowed	10,000	9,000
Security repurchase agreements	28,545	31,464
Daily average amount outstanding:		
Federal funds borrowed	1,263	1,811
Security repurchase agreements	15,798	30,629
Weighted daily average interest rate:		
Federal funds borrowed	5.43%	5.47%
Security repurchase agreements	5.28	4.51
Weighted daily interest rate for amounts outstanding at December 31:		
Federal funds borrowed	3.65%	—%
Security repurchase agreements	4.22	4.63

The carrying value of securities sold under repurchase agreements is $20,500,000 and $30,327,000 as of December 31, 2007 and 2006, respectively.

10. Notes Payable

The following is a summary of notes payable as of December 31, 2007 and 2006 (in thousands):

	2007		2006	
Balance at December 31:	Principal	Rate	Principal	Rate
Note payable to bank, borrowed under $10,000,000 line of credit, due January 26, 2008; interest is based on the 30-day LIBOR plus 1.25%, secured by 51% of the outstanding Superior Bank stock(1)	$9,500	6.06%	$ —	—%
Note payable to bank, borrowed under $10,000,000 line of credit, due June 7, 2007, plus interest payable monthly at 30 day LIBOR plus 2.50%, secured by real estate owned by the Corporation and 100% of Superior Bank stock	—	—	4,250	7.85
ESOP note payable to bank, due February 1, 2013, plus interest payable monthly at the *Wall Street Journal* prime rate, secured by Corporation stock; see discussion in Note 12	—	—	1,295	8.25
Total notes payable	$9,500		$5,545	

(1) Extended for 90-day period until May 26, 2008.

11. Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts

On July 19, 2007, the Corporation issued approximately $22,000,000 in aggregate principal amount of Trust Preferred Securities and a like amount of related subordinated debentures through the Corporation's wholly-owned, unconsolidated subsidiary trust, Superior Capital Trust I. The Trust Preferred Securities and subordinated debentures bear interest at a floating rate of three-month LIBOR plus 1.33% that is payable quarterly. The Trust Preferred Securities, which may be redeemed on or after September 15, 2012, will mature on September 15, 2037.

On July 25, 2007, the Corporation completed its redemption of approximately $16,000,000 in aggregate outstanding principal amount of Trust Preferred Securities and related six-month LIBOR plus 3.75% junior subordinated debentures due July 25, 2031, both of which were issued by the Corporation's wholly-owned, unconsolidated subsidiary trust, TBC Capital Statutory Trust III. The Corporation called the securities for redemption effective July 25, 2007 at a redemption price equal to 106.15% of par. The Corporation incurred a loss of approximately $1,469,000 ($925,000 net of tax, or $.02 per share), during the third quarter of 2007 relating to the redemption of the outstanding Trust Preferred Securities.

The remaining proceeds from the issuance of the new trust preferred securities were used in the stock repurchase program and for other corporate purposes.

The Corporation has three additional sponsored trusts, TBC Capital Statutory Trust II ("TBC Capital II"), Community (AL) Capital Trust I ("Community Capital I") and Peoples Community Statutory Trust I ("Peoples Trust I"), of which 100% of the common equity is owned by the Corporation. The trusts were formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds from the sale of such trust preferred securities solely in junior subordinated debt securities of the Corporation (the debentures). The debentures held by each trust are the sole assets of that trust. Distributions on the trust preferred securities issued by each trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Corporation has entered into agreements which, taken collectively, fully and unconditionally guarantee the trust preferred securities subject to the terms of each of the guarantees. The debentures held by the TBC Capital II, Community Capital I and Peoples

11. Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts — (Continued)

Trust I trusts are first redeemable, in whole or in part, by the Corporation on September 7, 2010, March 8, 2010 and December 15, 2010, respectively.

The trust preferred securities held by the trusts qualify as Tier 1 capital for the Corporation under regulatory guidelines.

Consolidated debt obligations related to these subsidiary trusts are as follows (dollars in thousands):

	December 31,	
	2007	2006
10.6% junior subordinated debentures owed to TBC Capital Statutory Trust II due September 7, 2030	$15,464	$15,464
6-month LIBOR plus 3.75% junior subordinated debentures owed to TBC Capital Statutory Trust III due July 25, 2031	—	16,495
10.875% junior subordinated debentures owed to Community Capital Trust I due March 8, 2030	10,310	10,310
3-month LIBOR plus 1.33% junior subordinated debentures owed to Superior Capital Trust I due September 15, 2037(1)	22,681	—
6.41% junior subordinated debentures owed to Peoples Community Capital Trust I due December 15, 2035(2)	4,124	—
Purchase accounting adjustment	1,165	1,737
Total junior subordinated debentures owed to unconsolidated subsidiary trusts	$53,744	$44,006

(1) Interest rate is equal to 6.32% at December 31, 2007.

(2) Converts to quarterly floating rate of LIBOR plus 1.45% in December 2010.

12. Stock Incentive Plans

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion 25"). The new standard, which became effective for the Corporation in the first quarter of 2006, requires companies to recognize an expense in the statement of operations for the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation method. This expense will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R carries forward prior guidance on accounting for awards to non-employees. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification. The Corporation recognizes compensation expense for all stock awards granted after December 31, 2005. Since all of the Corporation's stock option awards granted prior to December 31, 2005 have vested in full, no future compensation expense will be recognized on these awards. During the first quarter of 2005, the Corporation granted 1,690,937 options to the new management team. These options have exercise prices ranging from $8.17 to $9.63 per share and were granted outside of the stock incentive plan as part of the inducement package for new management. These shares are included in the tables below.

The Corporation adopted the provisions of SFAS 123R using the modified-prospective transition method. Under that transition method, compensation cost recognized in 2007 and 2006 includes $473,000 and $165,000, respectively, in compensation cost for all share-based payments granted subsequent to December 31, 2005, based on

12. Stock Incentive Plans — (Continued)

the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

The Corporation has established a stock incentive plan for directors and certain key employees that provides for the granting of restricted stock and incentive and nonqualified options to purchase up to 2,500,000 shares of the Corporation's common stock. The compensation committee of the Board of Directors determines the terms of the restricted stock and options granted. All options granted have a maximum term of ten years from the grant date, and the option price per share of options granted cannot be less than the fair market value of the Corporation's common stock on the grant date. Some of the options granted under the plan in the past vested over a five-year period, while others vested based on certain benchmarks relating to the trading price of the Corporation's common stock, with an outside vesting date of five years from the date of grant. More recent grants have followed this benchmark-vesting formula.

The fair value of each option award is estimated on the date of grant based upon the Black-Scholes pricing model that uses the assumptions noted in the following table. The risk-free interest rate is based on the implied yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term. Expected volatility has been estimated based on historical data. The expected term has been estimated based on the five-year vesting date and change of control provisions. The Corporation used the following weighted-average assumptions for the years ended December 31, 2007 and 2006:

	2007	2006
Risk-free interest rate	4.49%	4.54%
Volatility factor	29.11%	30.16%
Expected term (in years)	5.00	5.00
Dividend yield	0.00%	0.00%

A summary of stock option activity as of December 31, 2007 and 2006, and changes during the years then ended is set forth below:

For The Year Ended December 31, 2007	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, beginning of period	3,042,597	$ 8.07		
Granted	276,596	10.05		
Exercised	(85,000)	(6.37)		
Forfeited	(26,000)	(10.35)		
Under option, end of period	3,208,193	$ 8.27	6.70	$ —
Exercisable at end of period	2,766,597	$ 7.94	5.44	$ —
Weighted-average fair value per option of options granted during the period	$ 3.45			

12. Stock Incentive Plans — (Continued)

For The Year Ended December 31, 2006	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Under option, beginning of period	3,031,946	$ 7.81		
Granted	186,500	10.84		
Exercised	(155,818)	6.37		
Forfeited	(20,031)	7.06		
Under option, end of period	3,042,597	$ 8.07	7.39	$9,940,257
Exercisable at end of period	2,861,097	$ 7.90	6.82	$9,847,002
Weighted-average fair value per option of options granted during the period	$ 3.79			

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $287,000 and $814,000, respectively. As of December 31, 2007, there was $967,000 of total unrecognized compensation expense related to the unvested awards. This expense will be recognized over approximately the next 25- to 30-months unless the shares vest earlier based on achievement of benchmark trading price levels. During the year ended December 31, 2007 and 2006, the Corporation recognized approximately $473,000 and $165,000 in compensation expense related to options granted.

A summary of activity for the period ended December 31, 2005 is as follows:

	2005	
	Number	Weighted-Average Exercise Price
Under option, beginning of year	1,654,509	$6.63
Granted	1,914,437	8.53
Exercised	(474,684)	6.59
Forfeited	(62,316)	7.73
Under option, end of year	3,031,946	$7.81
Exercisable at end of year	3,031,946	
Weighted-average fair value per option of options granted during the year	$ 4.91	

The Corporation's Board of Directors approved the full vesting as of November 15, 2005 of all unvested stock options outstanding at that date. The effect of this accelerated vesting is reflected in the pro forma net loss and pro forma loss per share figures below. During the fourth quarter of 2005 the pro forma after-tax effect of compensation costs for stock-based employee compensation awards totaled $2,067,000, or $0.10 per share. In conjunction with the Board's approval of the full vesting, members of the Corporation's senior management executive team announced that they would not accept any performance bonus for which they might have been eligible at year-end 2005. The number of shares represented by unvested options that were vested effective November 15, 2005 is approximately 800,000, of which approximately 665,000 were held by directors and executive officers of the Corporation.

Prior to January 1, 2006, the Corporation applied the disclosure-only provisions of SFAS 123, which allows an entity to continue to measure compensation costs for those plans using the intrinsic value-based method of

12. Stock Incentive Plans — (Continued)

accounting prescribed by APB Opinion 25. The Corporation elected to follow APB Opinion 25 and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the amount the individual is required to pay. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until both the number of shares an individual is entitled to receive and the exercise or purchase price are known (measurement date). No option-based employee compensation cost is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The pro forma information below was determined as if the Corporation had accounted for its employee stock options under the fair value method of SFAS 123. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Corporation's pro forma information for the period prior to the adoption of SFAS 123R follows (in thousands, except earnings per share information):

	2005
Net loss applicable to common stockholders:	
As reported	$ (8,097)
Pro forma	(14,217)
Basic net loss per common share:	
As reported	$ (.42)
Pro forma	(.74)
Diluted net loss per common share:	
As reported	(.42)
Pro forma	(.74)

The fair value of the options granted was based upon the Black-Scholes pricing model. The Corporation used the following weighted-average assumptions for the years indicated:

	2005
Risk free interest rate	4.34%
Volatility factor	43%
Weighted average life of options (in years)	7.00
Dividend yield	0.00%

On April 1, 2002, the Corporation issued 157,500 shares of restricted common stock to certain directors and key employees pursuant to the Second Amended and Restated 1998 Stock Incentive Plan. Under the restricted stock agreements, the stock may not be sold or assigned in any manner for a five-year period that began on April 1, 2002. During this restricted period, the participant is eligible to receive dividends and exercise voting privileges. The restricted stock also has a corresponding vesting period with one-third vesting in the third, fourth and fifth years. The restricted stock was issued at $7.00 per share, or $1,120,000, and classified as a contra-equity account, "Unearned restricted stock", in stockholders' equity. During 2003, 15,000 shares of this restricted stock were forfeited. During the second quarter of 2005, an additional 29,171 shares of this restricted stock were forfeited. On January 24, 2005, the Corporation issued 49,375 additional shares of restricted common stock to certain key employees. Under the terms of the management separation agreements entered into during 2005 (Note 28), vesting was accelerated on 124,375 shares of restricted stock. As of December 31, 2007, all restricted shares had vested. The outstanding shares of restricted stock are included in the diluted earnings per share calculation, using the treasury stock method, until the shares vest. Once vested, the shares become outstanding for basic earnings per share. For the year ended December 31, 2005, the Corporation recognized $648,000, in restricted stock expense was primarily related to the accelerated vesting from the management separation agreements included in the amount of management separation cost.

12. Stock Incentive Plans — (Continued)

In January 2008, members of the Corporation's management received restricted stock grants totaling 107,150 shares. This grant excludes certain senior executive management who received cash under the short-term management incentive plan in lieu of restricted stock. The grant date fair value is equal to $4.64 per share or $497,000 which will be recognized over the next 24-month period as 50% of the stock vests on January 22, 2009 and 50% vests on January 22, 2010. If the executive's employment terminates prior to a vesting date for any reason other than death, disability or a change in control, the unvested stock is forfeited. Unvested stock becomes immediately vested upon death, disability or a change in control. Under the restricted stock agreements, the stock may not be sold or assigned in any manner during the vesting period, but the executive will have the rights of a shareholder with respect to the stock (i.e. vote, receive dividends, etc), prior to vesting.

Employee Stock Ownership Plans

Superior Bancorp ESOP

Effective August 31, 2007, the Corporation terminated the Superior Bancorp Employee Stock Ownership Plan (the "ESOP"). The ESOP was leveraged, and a promissory note existed between the ESOP and the Corporation that had a remaining balance of $1,165,000 at the termination date. The promissory note was satisfied by the transfer from the ESOP to the Corporation of 127,469 unallocated shares of Corporation common stock valued at a price of $9.14 per share, the closing price that day. The Corporation transferred these shares during the third quarter of 2007 to treasury stock at current market value from the unallocated ESOP shares account. The remaining 17,178 unallocated shares were committed to be allocated to the participants' accounts, and, as a result, the Corporation recognized additional compensation expense during the third quarter of 2007 of approximately $158,000.

On January 29, 2003, the ESOP trustees finalized a $2,100,000 promissory note, which has been fully repaid as discussed above, to reimburse the Corporation for the funds used to leverage the ESOP. The unreleased shares and a guarantee of the Corporation secured the promissory note, which had been classified as notes payable on the Corporation's statement of financial condition. As the debt was repaid, shares were released from collateral based on the proportion of debt service. Principal payments on the debt were $17,500 per month for 120 months. The interest rate adjusted to the *Wall Street Journal* prime rate. Interest expense incurred on the debt in 2007, 2006 and 2005 totaled $82,000, $122,000 and $98,000, respectively. Total contributions to the plan during 2007, 2006 and 2005 totaled $1,326,000, $322,000, and $313,000, respectively. Released shares were allocated to eligible employees at the end of the plan year based on the employee's eligible compensation to total compensation. The Corporation recognized compensation expense during the period as the shares were earned and committed to be released. As shares were committed to be released and compensation expense was recognized, the shares became outstanding for basic and diluted earnings per share computations. The amount of compensation expense reported by the Corporation is equal to the average fair value of the shares earned and committed to be released during the period. Compensation expense that the Corporation recognized during the period ended December 31, 2007, 2006 and 2005 was $371,000, $304,000 and $281,000, respectively. The ESOP shares as of December 31, 2006 and 2005 were as follows:

	December 31,	
	2006	2005
Allocated shares	70,519	52,501
Estimated shares committed to be released	26,700	26,700
Unreleased shares	164,672	191,372
Total ESOP shares	261,891	270,573
Fair value of unreleased shares	$1,867,000	$2,184,000

12. Stock Incentive Plans — (Continued)

Community Bancshares ESOP

As a result of its merger with Community, the Corporation became a sponsor of an internally leveraged ESOP maintained by Community. This ESOP has an outstanding loan to the Corporation that bears interest at a floating rate equal to the prime rate of interest. As of December 31, 2007, the interest rate on the note was 7.25%. Principal and interest payments on the ESOP loan are due monthly through August, 2011, based on the current amortization schedule, with the remaining principal and interest, if any, due upon that date. The ESOP loan may be prepaid in whole or in part without penalty under the loan agreement, subject to applicable ERISA and tax restrictions. The Corporation makes contributions to the ESOP that enables the ESOP to make payments due under the ESOP loan. Under Statement of Position No. 93-6 ("SOP 93-6), "Employer's Accounting for Employee Stock Ownership Plans," employers that sponsor an ESOP with an employer loan should not report the ESOP's note payable or the employer's note receivable in the employer's statement of condition, nor should interest cost or interest income be recognized on the employer loan. The Corporation has followed SOP 93-6 accordingly. The principal balance of the Company's loan to the ESOP at December 31, 2007 was $941,000.

An employee becomes a participant in the ESOP after completing 12 months of service during which the employee is credited with 1,000 hours or more of service. Contributions to the plan are made at the discretion of the board but may not be less than the amount required to service the ESOP debt. Under the terms of the ESOP, after a person ceases to be an employee of the Corporation, that person is no longer eligible to participate in the ESOP. In that case, the person may demand to receive all stock credited to his benefit under the ESOP as of the end of the year immediately preceding that person's termination of employment with the Corporation.

Dividends paid on released ESOP shares are credited to the accounts of the participants to whom the shares are allocated. Dividends on unreleased shares may be used to repay the debt associated with the ESOP or treated as other income of the ESOP and allocated to the participants. Compensation cost recognized during the period ended December 31, 2007 and 2006 was $125,000 and $39,000, respectively. The ESOP shares as of December 31, 2007 and 2006 are as follows:

	December 31,	
	2007	2006
Allocated shares	333,840	319,774
Estimated shares committed to be released	11,932	14,066
Unreleased shares	54,727	66,659
Total ESOP shares	400,499	400,499
Fair value of unreleased shares	$294,000	$756,000

13. Profit-Sharing Plan and Other Agreements

The Corporation sponsors a profit-sharing plan that permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet certain age and length of service requirements. The Corporation matches contributions at its discretion. The Corporation's contributions to the plan were $886,000, $549,000 and $448,000 in 2007, 2006 and 2005, respectively.

The Corporation has various nonqualified retirement agreements with certain current and former directors and former executive officers. Generally, the agreements provide a fixed retirement benefit that will be paid in installments ranging from 10 to 20 years. As of December 31, 2007 and 2006, substantially all of the benefits due under these plans were vested (Note 28). The Corporation's nonqualified retirement agreements had an aggregate unfunded projected benefit of approximately $14,179,000 as of December 31, 2007 and $14,201,000 at December 31, 2006. The accrued liability, included in other liabilities, associated with these benefits totaled $6,331,000

13. Profit-Sharing Plan and Other Agreements — (Continued)

and $6,358,000 at December 31, 2007 and 2006, respectively, which represents the present value of the future benefits. Compensation expense related to these plans totaled $334,000, $216,000 and $1,178,000 for 2007, 2006 and 2005, respectfully.

14. Income Taxes

The components of the consolidated income tax expense (benefit) are as follows (in thousands):

	2007	2006	2005
Current:			
Federal	$ 88	$ —	$(1,439)
State	25	—	(5)
Total current expense (benefit)	113	—	(1,444)
Deferred:			
Federal	3,529	1,555	(2,096)
State	492	368	(1,072)
Deferred income tax expense (benefit)	4,021	1,923	(3,168)
Total income tax expense (benefit)	$4,134	$1,923	$(4,612)

Significant components of the Corporation's deferred income tax assets and liabilities as of December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Deferred income tax assets:		
Rehabilitation tax credit	$ 5,981	$ 6,144
Allowance for loan losses	8,367	6,978
Deferred compensation	3,910	4,076
Net operating loss carryforwards	12,226	13,147
Alternative minimum tax credit carryover	1,122	1,034
Purchase accounting basis differences	2,770	2,936
Unrealized loss on securities	365	1,157
Other	2,194	2,085
Total deferred income tax assets	36,935	37,557
Less: valuation allowance on net operating loss carryforwards	(1,207)	(1,207)
Deferred income tax liabilities:		
Difference in book and tax basis of premises and equipment	4,127	5,060
Excess purchase price and intangibles	9,901	5,784
Other	838	107
Total deferred income tax liabilities	14,866	10,951
Net deferred income tax asset	$20,862	$25,399

Management assesses the need for a valuation allowance against the Corporation's deferred tax assets in accordance with SFAS No. 109, *Accounting for Income Taxes*. The Corporation's determination of the realization of deferred tax assets (net of valuation allowances) is based upon management's judgment of various future events and uncertainties, including future reversals of existing taxable temporary differences, the timing and amount of future income earned by the Corporation's subsidiaries and the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A portion of the amount of the deferred tax asset that can be realized in any year is subject to certain statutory federal income tax limitations. The Corporation believes that its subsidiaries will be able to generate sufficient operating earnings to realize the deferred tax benefits except as

14. Income Taxes — (Continued)

discussed in the following paragraph. The Corporation evaluates quarterly the realizability of the deferred tax assets and, if necessary, adjusts any valuation allowance accordingly.

In 2006, due to limitations on the use of state net operating losses acquired in the merger with Community, a valuation allowance of $1,207,000 was established against such deferred income tax assets in purchase accounting. Any subsequently recognized income tax benefits relating to this valuation allowance will be reflected as a reduction of goodwill related to the acquisition.

The effective tax rate differs from the expected tax using the statutory rate. Reconciliation between the expected tax and the actual income tax expense (benefit) follows (in thousands):

	2007	2006	2005
Expected tax expense (benefit) at statutory rate of income (loss) before taxes	$3,996	$2,353	$(3,535)
Add (deduct):			
State income taxes, net of federal tax benefit	341	243	(711)
Effect of interest income exempt from Federal income taxes	(468)	(251)	(191)
Increase in cash surrender value of life insurance	(644)	(537)	(493)
Taxable exchange of cash surrender value of life insurance	256	—	—
Other items — net	653	115	318
Income tax expense (benefit)	$4,134	$1,923	$(4,612)
Federal statutory rate	34%	34%	34%

The Corporation's unused net operating loss carryforwards and expiration dates are as follows (in thousands):

Year of expiration:	Federal	Alabama
2010	$ —	$ 1,795
2011	—	13,147
2012	—	6,815
2013	—	22,111
2014	—	7,083
2015	—	11,001
2016	—	176
2017	—	8
2018	—	165
2019	—	280
2020	—	563
2021	—	59
2022	—	6
2023	4,713	—
2024	13,043	—
2025	5,812	—
2026	5,721	—
	$29,289	$63,209

14. Income Taxes — (Continued)

The Corporation has available at December 31, 2007 unused rehabilitation tax credits that can be carried forward and utilized against future Federal income tax liability. Unused credits and expiration dates are as follows (in thousands):

Year of expiration:	
2018	$1,734
2019	738
2020	1,261
2021	522
2022	366
2023	960
2024	400
	$5,981

This credit was established as a result of the restoration and enhancement of the John A. Hand Building, which is designated as an historical structure and serves as the corporate headquarters for the Corporation. This credit is equal to 20% of certain qualified expenditures incurred by the Corporation prior to December 31, 2005. The Corporation is required to reduce its tax basis in the John A. Hand Building by the amount of the credit.

Applicable income tax (benefit) expense of $114,000, $-0-, and $(351,000) on investment securities (losses) gains for the years ended December 31, 2007, 2006, and 2005, respectively, is included in income taxes.

The Corporation recognized a ($98,000) and a ($600,000) tax benefit in 2007 and 2005 related to the exercise of nonqualified stock options. This benefit was recognized as a credit to stockholders' equity as additional surplus.

The Corporation adopted FIN 48 on January 1, 2007. As a result of the adoption, the Corporation recognized a charge of approximately $555,000 to the January 1, 2007 retained earnings balance. As of the adoption date, the Corporation had unrecognized tax benefits of $459,000, all of which, if recognized, would affect the effective tax rate. Also, as of the adoption date, the Corporation had accrued interest expense related to the unrecognized tax benefits of approximately $146,000. Accrued interest related to unrecognized tax benefits is recognized in income tax expense. Penalties, if incurred, will be recognized in income tax expense as well. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at January 1, 2007	$459,000
Additions based upon tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2007	$459,000

The Corporation and its subsidiaries are subject to U.S. federal income tax as well as to Alabama and Florida income taxes. The Corporation has concluded all U.S. federal income tax matters for years through 2002, including acquisitions.

All state income tax matters have been concluded for years through 2001. The Corporation has received notices of proposed adjustments relating to state taxes due for the years 2002 and 2003, which include proposed adjustments relating to income apportionment of a subsidiary. Management anticipates that these examinations may be finalized in the foreseeable future. However, based on the status of these examinations, and the protocol of finalizing audits by the taxing authority, which could include formal legal proceedings, it is not possible to estimate the impact of any changes to the previously recorded uncertain tax positions. There have been no significant changes to the status of these examinations during the twelve-month period ended December 31, 2007.

15. Derivatives

The Corporation maintains positions in derivative financial instruments to manage interest rate risk and facilitate asset/liability management strategies. The fair value of derivatives are recorded in other assets or other liabilities.

Interest Rate Swaps

As of December 31, 2007, the Corporation had entered into $43,500,000 notional amount of swaps ("CD swaps") to hedge the interest rate risk inherent in certain of its brokered certificates of deposits ("brokered CDs"). The CD swaps are used to convert the fixed rate paid on the brokered CDs to a variable rate based upon three-month LIBOR. Hedge accounting was discontinued on $40,350,000 of these swap positions during 2007 because the instruments no longer qualified as an effective fair value hedge under SFAS 133 due to market rate changes in the bench-mark interest rate. Therefore, all changes in fair value were recognized in earnings during the period of the change. The net cash settlement, totaling $122,005, of these derivatives was included in noninterest income during 2007. As of December 31, 2007, these CD swaps had a recorded fair value of $12,073 and a weighted average life of 7.46 years, respectively. The weighted average fixed rate (receiving rate) was 5.04% and the weighted average variable rate (paying rate) was 5.00% (LIBOR based). Subsequent to December 31, 2007, five CD swaps with a notional value of $23,000,000 were called at par value.

Fair Value Hedges

As of December 31, 2007, the Corporation had $3,150,000 of notional amount of CD swaps designated and qualified as fair value hedges. As fair value hedges, the net cash settlements from the designated swaps are reported as part of net interest income. In addition, the Corporation will recognize in current earnings the change in fair value of both the interest rate swap and related hedged brokered CDs, with the ineffective portion of the hedge relationship reported in noninterest income. The fair value of the CD swaps is reported on the Consolidated Statements of Financial Condition in other assets or other liabilities and the change in fair value of the related hedged brokered CD is reported as an adjustment to the carrying value of the brokered CDs. As of December 31, 2007, the amount of CD swaps designated had a recorded fair value of $55,000 and a weighted average life of 6.62 years. The weighted average fixed rate (receiving rate) was 4.70% and the weighted average variable rate (paying rate) was 4.90% (LIBOR based).

Interest Rate Floors

During the fourth quarter of 2006, the Corporation entered into certain interest rate floor contracts that have not been qualified for hedge accounting treatment and will be used as an economic hedge. An interest rate floor is a contract in which the counterparty agrees to pay the difference between a current market rate of interest and an agreed rate multiplied by the amount of the notional amount. The Corporation entered into $50,000,000 interest rate floor contracts for a 3-year period with a 4.25% floor on the 3-month LIBOR rate. The Corporation paid a $248,000 premium. These economic hedges will be carried at fair value in other assets or other liabilities and changes in the fair value of these derivatives and any payments received will be recognized in noninterest income. The floors had a positive fair value of $590,000 and $215,000 as of December 31, 2007 and 2006, respectively. In March 2008, the Corporation terminated its interest rate floor contracts for $1,267,000 which resulted in a realized pre-tax gain of $677,000 that will be recognized in the Corporation's first quarter 2008 consolidated statement of income.

Commitments to Originate Mortgage Loans

During the ordinary course of business, the Corporation enters into certain commitments with customers in connection with residential mortgage loan applications. Such commitments are considered derivatives under the provisions of SFAS No. 133, as amended by SFAS No. 149, *Amendment to Statement 133 on Derivatives Instruments and Hedging Activities*, and are therefore required to be recorded at fair value. The aggregate amount of

15. Derivatives — (Continued)

these mortgage loan origination commitments was $20,908,000 and $28,733,000 at December 31, 2007 and 2006, respectively. The net unrealized gain of the origination commitments were $122,000 and $51,000 at December 31, 2007 and 2006, respectively. The fair values are calculated based on changes in market interest rates after the commitment date.

16. Related Party Transactions

The Corporation has entered into transactions with its directors, executive officers, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2007 and 2006 were $24,381,000 and $11,340,000, respectively. Activity during the year ended December 31, 2007 is summarized as follows (in thousands):

Balance December 31, 2006	Advances	Repayments	Other Changes	Balance December 31, 2007
$11,064	$17,831	$6,359	$1,845	$24,381

At December 31, 2007 and 2006, the deposits of such related parties in the subsidiary bank amounted to approximately $35,825,000 and $23,793,000, respectively.

An insurance agency owned by one of the Corporation's directors received commissions of approximately $185,328, $166,876, and $180,567 from the sale of insurance to the Corporation during 2007, 2006 and 2005, respectively. Also, several sale-leaseback transaction were completed with one of the directors of the corporation during 2007 and early 2008. The total amount of rent paid by Superior Bank during 2007 pursuant to these leases was $97,500, These transactions are discussed further in Note 6.

The Corporation believes that all of the foregoing transactions were made on terms and conditions reflective of arm's length transactions.

17. Commitments and Contingencies

The consolidated financial statements do not reflect the Corporation's various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. The following is a summary of the Corporation's maximum exposure to credit loss for loan commitments and standby letters of credit (in thousands):

	December 31	
	2007	2006
Commitments to extend credit	$355,579	$361,523
Standby letters of credit	29,107	23,630

Commitments to extend credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance by the customer. The Corporation's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the consolidated statement of financial condition. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Corporation.

17. Commitments and Contingencies — (Continued)

During 2007, 2006 and 2005, the Corporation settled various litigation matters, none of which were significant. The Corporation is also a defendant or co-defendant in various lawsuits incidental to the banking business. Management, after consultation with legal counsel, believes that liabilities, if any, arising from such litigation and claims will not result in a material adverse effect on the consolidated financial statements of the Corporation.

The Corporation is constructing or has plans to construct various new branch locations. In that regard, the Corporation has entered into commitments as of, or subsequent to, December 31, 2007 for the construction of these branch locations totaling approximately $2,125,000.

18. Regulatory Restrictions

A source of funds available to the Corporation is the payment of dividends by its subsidiary. Regulations limit the amount of dividends that may be paid without prior approval of the subsidiary's regulatory agency. Approximately $14,538,000 in retained earnings are available to be paid as dividends by the subsidiary at December 31, 2007.

During the fourth quarter of 2005 the Corporation became a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the OTS.

Simultaneously, the Corporation's subsidiary bank's charter was changed to a federal savings bank charter and is also subject to various regulatory requirements administered by the OTS. Prior to November 1, 2005 the Corporation's banking subsidiary was regulated by the Alabama Banking Department and the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and its subsidiaries financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of the its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors

Quantitative measures established by regulation to ensure capital adequacy require the Corporation's subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 capital to risk weighted assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Corporation's subsidiary bank meets all capital adequacy requirements to which it is subject.

18. Regulatory Restrictions — (Continued)

As of December 31, 2007 and 2006, the most recent notification from the subsidiary's primary regulators categorized the subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. The table below represents the Corporation's bank subsidiary's regulatory and minimum regulatory capital requirements at December 31, 2007 and 2006 (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Tier 1 Core Capital						
(to Adjusted Total Assets)	$204,145	7.64%	$106,872	4.00%	$133,591	5.00%
Total Capital (to Risk Weighted Assets)	225,602	10.45	172,683	8.00	215,854	10.00
Tier 1 Capital (to Risk Weighted Assets)	204,145	9.46	N/A	N/A	129,513	6.00
Tangible Capital (to Adjusted Total Assets)	204,145	7.64	40,077	1.50	N/A	N/A
As of December 31, 2006						
Tier 1 Core Capital						
(to Adjusted Total Assets)	$174,084	7.64%	$ 91,090	4.00%	$113,863	5.00%
Total Capital (to Risk Weighted Assets)	192,259	10.69	143,843	8.00	179,803	10.00
Tier 1 Capital (to Risk Weighted Assets)	174,084	9.68	N/A	N/A	107,882	6.00
Tangible Capital (to Adjusted Total Assets)	174,084	7.64	34,159	1.50	N/A	N/A

19. Fair Values of Financial Instruments

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments. The carrying amounts of cash and short-term instruments, including interest-bearing deposits in other banks, federal funds sold and short-term commercial paper, approximate their fair value.

Investment securities available for sale. Fair values for investment securities are based on quoted market prices. The carrying values of stock in FHLB and Federal Reserve Bank approximate fair values.

Tax lien certificates. The carrying amount of tax lien certificates approximates their fair value.

Mortgage loans held for sale. The carrying amounts of mortgage loans held for sale approximate their fair value.

Net loans. Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest receivable. The carrying amounts of accrued interest receivable approximate their fair values.

Deposits The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit ("CDs") approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently

19. Fair Values of Financial Instruments — (Continued)

being offered on advances from the FHLB of Atlanta to a schedule of aggregated expected monthly maturities on time deposits.

Advances from FHLB. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Federal funds borrowed and security repurchase agreements. The carrying amount of federal funds borrowed and security repurchase agreements approximate their fair values.

Notes payable. The carrying amount of notes payable approximates their fair values.

Subordinated debentures. Rates currently available to the Corporation for preferred offerings with similar terms and maturities are used to estimate fair value.

Interest rate swaps and floors. Fair values for interest rate swaps and floors are based on quoted market prices.

Limitations. Fair value estimates are made at a specific point of time and are based on relevant market information, which is continuously changing. Because no quoted market prices exist for a significant portion of the Corporation's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

20. Pension Plan — (Continued)

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$ N/A	$10,301
Accumulated benefit obligation	$ N/A	$10,301
Fair value of plan assets	$ N/A	$10,096
Weighted-average assumptions used to determine net periodic benefit obligations		
Projected benefit obligation	6.11%	5.84%
Rate of compensation increase	N/A	N/A
Expected Cash Flows		
Expected return of assets to employer in next year	$ —	$ —
Expected employer contribution for next fiscal year	$ —	$ —
Expected benefit payments		
Year ending December 31, 2008	$ 582	
Year ending December 31, 2009	585	
Year ending December 31, 2010	583	
Year ending December 31, 2011	580	
Year ending December 31, 2012	594	
Next five years	3,218	
Components of net periodic benefit cost		
Interest cost	$ 590	$ 97
Expected return on plan assets	(687)	(113)
Net periodic benefit cost	$ (97)	$ (16)
Weighted-average assumptions used to determine net periodic benefit cost		
Discount rate	5.84%	5.65%
Expected long-term return on plan assets	7.00%	7.00%
Rate of compensation increase	$ N/A	$ N/A

The long-term expected rate of return for determining net periodic Pension Plan cost for the periods ending December 31, 2007 and 2006 (7.00%) was chosen by the Corporation from a best estimate range based upon the anticipated long-term returns and long-term volatility for asset categories based on the target asset allocation of the Pension Plan.

19. Fair Values of Financial Instruments — (Continued)

being offered on advances from the FHLB of Atlanta to a schedule of aggregated expected monthly maturities on time deposits.

Advances from FHLB. Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Federal funds borrowed and security repurchase agreements. The carrying amount of federal funds borrowed and security repurchase agreements approximate their fair values.

Notes payable. The carrying amount of notes payable approximates their fair values.

Subordinated debentures. Rates currently available to the Corporation for preferred offerings with similar terms and maturities are used to estimate fair value.

Interest rate swaps and floors. Fair values for interest rate swaps and floors are based on quoted market prices.

Limitations. Fair value estimates are made at a specific point of time and are based on relevant market information, which is continuously changing. Because no quoted market prices exist for a significant portion of the Corporation's financial instruments, fair values for such instruments are based on management's assumptions with respect to future economic conditions, estimated discount rates, estimates of the amount and timing of future cash flows, expected loss experience, and other factors. These estimates are subjective in nature involving uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in the assumptions could significantly affect the estimates.

19. Fair Values of Financial Instruments — (Continued)

The estimated fair values of the Corporation's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets:				
Cash and due from banks	$ 52,983	$ 52,983	$ 49,783	$ 49,783
Interest-bearing deposits in other banks	6,916	6,916	10,994	10,994
Federal funds sold	3,452	3,452	25,185	25,185
Securities available for sale	361,171	361,171	354,716	354,716
Tax lien certificates	15,615	15,615	16,313	16,313
Mortgage loans held for sale	33,408	33,408	24,433	24,433
Net loans	2,017,011	2,010,120	1,639,528	1,634,782
Stock in FHLB and Federal Reserve Bank	14,945	14,945	12,382	12,382
Accrued interest receivable	16,512	16,512	14,387	14,387
Interest rate swaps	67	67	—	—
Interest rate floors	590	590	215	215
Financial liabilities:				
Deposits	2,200,611	2,204,371	1,870,841	1,868,121
Advances from FHLB	222,828	229,042	187,840	189,628
Federal funds borrowed and security repurchase agreements	17,075	17,075	23,415	23,415
Notes payable	9,500	9,500	5,545	5,545
Junior subordinated debentures owed to unconsolidated subsidiary trusts	53,744	53,526	44,006	47,481
Interest rate swaps	—	—	798	798

20. Pension Plan

As a result of its merger with Community, the Corporation became the sponsor of a defined benefit pension plan (the "Pension Plan") and a nonqualified supplemental executive retirement plan (the "Benefit Restoration Plan"). Both plans were frozen by Community effective December 31, 2003. As long as the plans remain frozen, no employees become eligible to participate in the plans and no participants accrue any additional benefits. Benefits accrued as of the date of the freeze will be paid to participants in accordance with the terms of the plans.

Benefits under the Pension Plan depend upon a participant's years of credited service and his or her average monthly earnings for the highest five consecutive years out of the participant's final 10 years of employment. The number of years of credited service and average monthly earnings for each participant were fixed as of December 31, 2003. Normal retirement age under the Pension Plan is age 65. A participant with 10 years of service is eligible to receive early retirement benefits beginning at age 55. The Corporation is required to make contributions to the Pension Plan in amounts sufficient to satisfy the funding requirements of the Employee Retirement Income Security Act, as amended. Pension Plan assets are held in a trust and consist primarily of corporate stock and bonds.

The Benefit Restoration Plan was designed to provide certain key executives of Community with benefits which would have been paid to them under the Pension Plan except for certain limitations imposed by the Internal Revenue Code of 1986, as amended. A participant's benefit under the Benefit Restoration Plan is equal to the difference between his benefit under the Pension Plan calculated without regard to such limitations less the benefit payable to him from the Pension Plan. Benefit Restoration Plan benefits are unfunded.

20. Pension Plan — (Continued)

The following tables set forth the funding status and the amount recognized for both the Pension Plan and the Benefit Restoration Plan in the Corporation's consolidated statement of financial condition and consolidated statement of operations.

Pension Plan:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Change in benefit obligation		
Benefit obligation as of December 31 and November 7, 2006, respectively	$10,301	$10,540
Interest cost	590	97
Benefits paid (including expenses)	(556)	(73)
Actuarial (gain)/loss	(265)	(263)
Benefit obligation at end of year	$10,070	$10,301
Change in plan assets		
Fair value of plan assets as of December 31 and November 7, 2006, respectively	$10,096	$ 9,915
Actual return on plan assets	997	254
Benefits paid (including expenses)	(556)	(73)
Fair value of plan assets at end of year	$10,537	$10,096
Funded status at end of year		
Net amount recognized in statement of financial condition (after SFAS 158)	$ 467	$ (205)
Amounts Recognized in the Statement of Financial Condition consist of:		
Assets	$ 467	$ —
Liabilities	—	(205)
Net amount recognized in statement of financial condition (after SFAS 158)	$ 467	$ (205)
Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income:		
Transition (obligation) cost	$ —	$ —
Prior service (cost) credit	—	—
Net gain	979	404
Accumulated other comprehensive income (AOCI)	979	404
Cumulative employer contributions in excess of net periodic benefit cost	(512)	(609)
Net amount recognized in statement of financial condition	$ 467	$ (205)
Change in Accumulated other comprehensive income due to application of SFAS 158		
Additional minimum liability (before SFAS 158)	$ —	$ —
Intangible assets offset (before SFAS 158)	—	—
AOCI (before SFAS 158)	—	—
Net increase in AOCI due to SFAS 158	—	404

20. Pension Plan — (Continued)

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$ N/A	$10,301
Accumulated benefit obligation	$ N/A	$10,301
Fair value of plan assets	$ N/A	$10,096
Weighted-average assumptions used to determine net periodic benefit obligations		
Projected benefit obligation	6.11%	5.84%
Rate of compensation increase	N/A	N/A
Expected Cash Flows		
Expected return of assets to employer in next year	$ —	$ —
Expected employer contribution for next fiscal year	$ —	$ —
Expected benefit payments		
Year ending December 31, 2008	$ 582	
Year ending December 31, 2009	585	
Year ending December 31, 2010	583	
Year ending December 31, 2011	580	
Year ending December 31, 2012	594	
Next five years	3,218	
Components of net periodic benefit cost		
Interest cost	$ 590	$ 97
Expected return on plan assets	(687)	(113)
Net periodic benefit cost	$ (97)	$ (16)
Weighted-average assumptions used to determine net periodic benefit cost		
Discount rate	5.84%	5.65%
Expected long-term return on plan assets	7.00%	7.00%
Rate of compensation increase	$ N/A	$ N/A

The long-term expected rate of return for determining net periodic Pension Plan cost for the periods ending December 31, 2007 and 2006 (7.00%) was chosen by the Corporation from a best estimate range based upon the anticipated long-term returns and long-term volatility for asset categories based on the target asset allocation of the Pension Plan.

20. Pension Plan — (Continued)

The Corporation's Pension Plan weighted average asset allocations at December 31, 2007 and 2006:

	Percentage of Pension Plan Assets at December 31, 2007	2006	Long-term target	Range
Asset Category:				
Cash and equivalents	3.3%	3.0%	5.0%	1-15%
Equity securities	48.2	63.0	60.0	50-65
Debt securities	48.5	34.0	35.0	30-50
Total	100.0%	100.0%	100.0%	

The overall investment objective of the Pension Plan is to meet the long-term benefit obligations accrued under the Pension Plan through investment in a diversified mix of equity and fixed income securities. The investment portfolio will be diversified to comply with fiduciary standards set forth under ERISA.

Long-term asset allocation targets and ranges are based on historical risk and return characteristics of the capital markets, plan objective and plan investment time horizon. Shorter term asset allocation strategies, executed within the guidelines of the investment policy take into consideration plan liquidity needs and current and expected market conditions.

The investment portfolio utilizes mutual funds to facilitate investment in each of the asset classes and sectors. The fixed income mutual funds currently utilized in the portfolio have objectives and exhibit characteristics in aggregate of intermediate and short-term maturity/duration securities. Certain individual issues within these funds will have a maturity/duration longer than what is typically considered short-term or intermediate. Over the long term, the fixed income portfolio would be expected to exhibit characteristics of the aggregate bond market.

Benefit Restoration Plan:

	December 31, 2007	2006
	(Dollars in thousands)	
Change in benefit obligation		
Benefit obligation as of December 31 and November 7, 2006, respectively	$ 2,771	$ 2,802
Interest cost	158	26
Benefits paid (including expenses)	(60)	(10)
Actuarial (gain)/loss	(40)	(47)
Benefit obligation at end of year	$ 2,829	$ 2,771
Change in plan assets		
Fair value of plan assets as of December 31 and November 7, 2006, respectively	$ —	$ —
Actual return on plan assets	—	—
Employer contribution	60	10
Benefits paid (including expenses)	(60)	(10)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year		
Net amount recognized in statement of financial condition (after SFAS 158)	$(2,829)	$(2,771)

20. Pension Plan — (Continued)

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Amounts Recognized in the Statement of Financial Condition consist of:		
Assets	$ —	$ —
Current liabilities	(265)	(161)
Noncurrent liabilities	(2,564)	(2,610)
Net amount recognized in statement of financial position (after SFAS 158)	$(2,829)	$(2,771)
Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income:		
Transition (obligation) cost	$ —	$ —
Prior service (cost) credit	—	—
Net gain	88	47
Accumulated other comprehensive income (AOCI)	88	47
Cumulative employer contributions in excess of net periodic benefit cost	(2,917)	(2,818)
Net amount recognized in statement of financial condition	$(2,829)	$(2,771)
Change in Accumulated other comprehensive income due to application of SFAS 158		
Additional minimum liability (before SFAS 158)	$ —	$ —
Intangible assets offset (before SFAS 158)	—	—
AOCI (before SFAS 158)	—	—
Net increase in AOCI due to SFAS 158	—	47
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 2,829	$ 2,771
Accumulated benefit obligation	$ 2,829	$ 2,771
Fair value of plan assets	$ —	$ —
Weighted-average assumptions used to determine net periodic benefit obligations		
Projected benefit obligation	6.11%	5.84%
Rate of compensation increase	N/A	N/A
Components of net periodic benefit cost		
Interest cost	158	26
Net periodic benefit cost	$ 158	$ 26
Weighted-average assumptions used to determine net periodic benefit cost		
Discount rate	5.84%	5.65%
Expected long-term return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Expected Cash Flows		
Expected return of assets to employer in next year	$ —	
Expected employer contribution for next fiscal year	265	

20. Pension Plan — (Continued)

Expected benefit payments	
Year ending December 31, 2008	$ 265
Year ending December 31, 2009	262
Year ending December 31, 2010	258
Year ending December 31, 2011	254
Year ending December 31, 2012	250
Next five years	1,170

21. Other Noninterest Expense

Other noninterest expense consisted of the following (dollars in thousands):

	Year Ended December 31,		
	2007	2006	2005
Professional fees	$ 2,269	$ 2,593	$ 2,745
Directors fees	397	345	380
Insurance and assessments	2,189	1,898	2,344
Postage, stationery and supplies	2,252	1,251	997
Communications	2,007	988	1,075
Advertising	2,397	1,348	857
Foreclosure losses	227	210	796
Other operating expense	6,821	5,116	4,889
Total	$18,559	$13,749	$14,083

22. Concentrations of Credit Risk

All of the Corporation's loans, commitments and standby letters of credit have been granted to customers in the Corporation's market areas. The concentrations of credit by type of loan or commitment are set forth in Notes 4 and 17, respectively.

The Corporation maintains cash balances and federal funds sold at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year, cash balances held at these institutions will exceed federally insured limits. Superior Bank's management monitors these institutions on a quarterly basis in order to determine that the institutions meet "well-capitalized" guidelines as established by the FDIC.

23. Net Income (Loss) Per Common Share

The following table sets forth the computation of basic net income (loss) per common share and diluted net income (loss) per common share (in thousands, except per share amounts):

	2007	2006	2005
Numerator:			
Net income (loss)	$ 7,621	$ 4,997	$ (5,786)
Less preferred dividends	—	—	(305)
Less conversion of preferred stock	—	—	(2,006)
For basic and diluted, net income (loss) applicable to common stockholders	$ 7,621	$ 4,997	$ (8,097)
Denominator:			
For basic, weighted average common shares outstanding	36,974	23,409	19,154
Effect of dilutive stock options	358	625	—
Average common shares outstanding, assuming dilution	37,332	24,034	19,154
Basic net income (loss) per common share	$ 0.21	$ 0.21	$ (.42)
Diluted net income (loss) per common share	$ 0.20	$ 0.21	$ (.42)

Basic net income (loss) per common share is calculated by dividing net income (loss), less dividend requirements on outstanding convertible preferred stock, by the weighted-average number of common shares outstanding for the period.

Diluted net income (loss) per common share takes into consideration the pro forma dilution assuming outstanding convertible preferred stock and certain unvested restricted stock and unexercised stock option awards were converted or exercised into common shares. Options on 620,301 shares of common stock and the weighted average effect of 382,192 shares of convertible preferred stock prior to conversion were not included in computing diluted net (loss) per share for the year ended December 31, 2005, as they are considered anti-dilutive. No shares of convertible preferred stock remained outstanding at December 31, 2007, 2006 and 2005.

24. Parent Company

The condensed financial information (unaudited) for Superior Bancorp (Parent Company only) is presented as follows (in thousands):

	December 31,	
	2007	2006
Statements of financial condition		
Assets:		
Cash	$ 662	$ 1,318
Investment in subsidiaries	392,865	306,792
Intangibles, net	214	214
Premises and equipment — net	4,252	6,713
Other assets	20,851	19,719
	$418,844	$334,756
Liabilities:		
Accrued expenses and other liabilities	$ 5,558	$ 9,118
Notes payable	9,500	5,545
Subordinated debentures	53,744	44,006
Stockholders' equity	350,042	276,087
	$418,844	$334,756

24. Parent Company — (Continued)

	Year Ended December 31,		
	2007	2006	2005
Statements of operations			
Income:			
Dividends from subsidiaries	$ 7,000	$ 1,750	$ 2,585
Interest	156	116	15
Other income	404	415	852
	7,560	2,281	3,452
Expense:			
Directors' fees	269	276	270
Salaries and benefits	1,384	708	10,831
Occupancy expense	362	512	897
Interest expense	4,569	3,566	3,142
Other	2,373	886	2,257
	8,957	5,948	17,397
Loss before income taxes and equity in undistributed earnings of subsidiaries	(1,397)	(3,667)	(13,945)
Income tax benefit	3,513	1,409	6,445
Income (loss) before equity in undistributed earnings of subsidiaries	2,116	(2,258)	(7,500)
Equity in undistributed earnings of subsidiaries	5,505	7,255	1,714
Net income (loss)	$ 7,621	$ 4,997	$ (5,786)

	Year Ended December 31,		
	2007	2006	2005
Statements of cash flows			
Operating activities			
Net income (loss)	$ 7,621	$ 4,997	$ (5,786)
Adjustments to reconcile net income (loss) to net cash used by operating activities:			
Amortization and depreciation expense	184	245	257
Equity in undistributed earnings of subsidiaries	(5,505)	(7,255)	(1,714)
Other (decrease) increase	(1,120)	1,392	(868)
Net cash provided (used) by operating activities	1,180	(621)	(8,111)
Investing activities			
Proceeds from sale of premises and equipment	339	947	19
Purchases of premises and equipment	—	(5)	—
Net cash paid in business combinations	(2,527)	(3,855)	—
Net cash (used) provided by investing activities	(2,188)	(2,913)	19

24. Parent Company — (Continued)

	Year Ended December 31,		
	2007	2006	2005
Financing activities			
Proceeds from issuance of common stock	640	992	10,542
Proceeds from note payable	10,000	2,000	—
Principal payment on note payable	(6,045)	(210)	(210)
Proceeds from issuance of junior subordinated debentures	22,680	—	—
Principal payment on junior subordinated debentures	(16,495)	—	—
Purchase of treasury stock	(10,428)	—	—
Cash dividends paid	—	—	(305)
Net cash provided by financing activities	352	2,782	10,027
Net (decrease) increase in cash	(656)	(752)	1,935
Cash at beginning of year	1,318	2,070	135
Cash at end of year	$ 662	$ 1,318	$ 2,070

25. Selected Quarterly Results of Operations (Unaudited)

A summary of the unaudited results of operations for each quarter of 2007 and 2006 follows (in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Total interest income	$39,744	$40,067	$45,999	$46,120
Total interest expense	21,710	22,554	26,093	26,410
Net interest income	18,034	17,513	19,906	19,710
Provision for loan losses	705	1,000	1,179	1,657
Securities gains	243	—	—	66
Changes in fair value of derivatives	(152)	118	202	1,141
Income before income taxes	3,389	2,993	2,361	3,011
Net income	2,298	1,969	1,450	1,904
Basic net income per common share	0.07	0.06	0.04	0.05
Diluted net income per common share	0.07	0.06	0.04	0.05
2006				
Total interest income	$21,649	$23,608	$27,458	$36,062
Total interest expense	11,645	13,195	16,543	20,000
Net interest income	10,004	10,413	10,915	16,062
Provision for loan losses	600	700	550	650
Changes in fair value of derivatives	70	(33)	6	331
Income before income taxes	1,100	1,880	979	2,961
Net income	850	1,274	813	2,060
Basic net income per common share	0.04	0.06	0.04	0.07
Diluted net income per common share	0.04	0.06	0.04	0.06

Due to the effect of quarterly weighted average share calculations, the sum of the quarterly net income per share amounts may not total the year-to-date net income per share amounts.

26. Segment Reporting

Beginning in the third quarter of 2007, the Corporation's management made certain revisions to how it assesses the performance of its reportable business segments. The following presentation of segment data has been revised to

26. Segment Reporting — (Continued)

reflect this change. The Corporation has two reportable segments, the Alabama Region and the Florida Region. The Alabama Region consists of operations located throughout Alabama. The Florida Region consists of operations located primarily in the Tampa Bay area and panhandle region of Florida. The Corporation's reportable segments are managed as separate business units because they are located in different geographic areas. Both segments derive revenues from the delivery of financial services. These services include commercial loans, mortgage loans, consumer loans, deposit accounts and other financial services. All of the corporate administrative costs and other banking activities have been removed from the Alabama Region. Administrative and other banking activities included the results of the Corporation's investment portfolio, home mortgage division, brokered deposits and borrowed funds positions.

The Corporation evaluates performance and allocates resources based on profit or loss from operations. There are no material inter-segment sales or transfers. Net interest income is used as the basis for performance evaluation rather than its components, total interest income and total interest expense. The accounting policies used by each reportable segment are the same as those discussed in Note 1. All costs, except corporate administration and income taxes, have been allocated to the reportable segments. Therefore, combined amounts agree to the consolidated totals (in thousands).

	Alabama Region	Florida Region	Total Alabama and Florida	Administrative and Other	Superior Bancorp Combined
2007					
Net interest income	$ 36,844	$ 38,059	$ 74,903	$ 259	$ 75,162
Provision for loan losses	3,845	1,632	5,477	(936)	4,541
Noninterest income	7,021	1,723	8,744	10,613	19,357
Noninterest expense	24,924	14,702	39,626	38,597	78,223
Operating profit (loss)	$ 15,096	$ 23,448	$ 38,544	$(26,789)	11,755
Income tax expense					4,134
Net income					$ 7,621
Total assets	$1,029,652	$1,124,816	$2,154,468	$730,957	$2,885,425
2006					
Net interest income	$ 27,369	$ 25,379	$ 52,748	$ (5,354)	$ 47,394
Provision for loan losses	2,152	1,150	3,302	(802)	2,500
Noninterest income	4,468	1,092	5,560	6,251	11,811
Noninterest expense	14,064	7,156	21,220	28,565	49,785
Operating profit (loss)	$ 15,621	$ 18,165	$ 33,786	$(26,866)	6,920
Income tax expense					1,923
Net income					$ 4,997
Total assets	$ 985,423	$ 862,462	$1,847,885	$593,105	$2,440,990
2005					
Net interest income	$ 24,920	$ 16,807	$ 41,727	$ (2,702)	$ 39,025
Provision for loan losses	2,439	1,061	3,500	—	3,500
Noninterest income	6,443	1,123	7,566	7,131	14,697
Noninterest expense	11,981	4,759	16,740	43,880	60,620
Operating profit (loss)	$ 16,943	$ 12,110	$ 29,053	$(39,451)	(10,398)
Income tax benefit					(4,612)
Net loss					$ (5,786)
Total assets	$ 511,077	$ 414,045	$ 925,122	$490,347	$1,415,469

27. Stockholders Equity

Stock Repurchase Plan

The Corporation announced in June 2007 that the Board of Directors had approved the repurchase of up to 1,000,000 shares of the Corporation's outstanding common stock. During the quarter ended September 30, 2007, the Corporation purchased 1,000,000 shares of then outstanding stock at an average price of $9.22 per share, which have been recorded, at cost, as treasury stock in the consolidated statement of financial condition. The shares were purchased in the open market through negotiated or block transactions and were not repurchased from the Corporations management team or other insiders.

The Corporation announced in October 2007 that the Board of Directors approved the purchase of an additional 1,000,000 shares of its outstanding common stock beginning on or after November 2, 2007. During the quarter ended December 31, 2007, the Corporation purchased 182,000 shares of then outstanding stock at an average price of $6.61, which have been recorded, at cost, as treasury stock in the consolidated statement of financial condition. The shares were purchased in the open market through negotiated or block transactions. The Corporation did not repurchase any shares from its management team or other insiders. This stock repurchase program does not obligate the Corporation to acquire any specific number of shares and may be suspended or discontinued at any time.

Termination of Superior ESOP

Effective August 31, 2007, the Corporation terminated the Superior Bancorp Employee Stock Ownership Plan (the "ESOP") (See Note 12). The ESOP was leveraged, and a promissory note existed between the ESOP and the Corporation that had a remaining balance of $1,165,000 at the termination date. The promissory note was satisfied by the transfer from the ESOP to the Corporation of 127,469 unallocated shares of Corporation common stock valued at a price of $9.14 per share, the closing price that day. The Corporation transferred these shares during the third quarter of 2007 to treasury stock at current market value from the unallocated ESOP shares account. The remaining 17,178 unallocated shares were committed to be allocated to the participants' accounts, and, as a result, the Corporation recognized additional compensation expense during the third quarter of 2007 of approximately $158,000.

28. Management Separation Costs and Insurance Settlement

On July 21, 2005, the Corporation announced that it had bought out the employment contracts of its Chief Financial Officer and its General Counsel, effective June 30, 2005. Under these agreements, in lieu of the payments to which they would have been entitled under their employment agreements, the Corporation paid a total of $2,392,343 on July 22, 2005. In addition, these officers became fully vested in stock options and restricted stock previously granted to them and in benefits under their deferred compensation agreements with the Corporation.

In May 2005, the Corporation received $5,000,000 (approximately $3,200,000 after-tax, or $.17 per common share) to resolve its insurance claims relating to fraud losses which occurred in previous periods.

On January 24, 2005, the Corporation announced that it had entered into a series of executive management change agreements. These agreements set forth the employment of C. Stanley Bailey as Chief Executive Officer and a director of the Corporation and chairman of the Corporation's banking subsidiary, C. Marvin Scott as President of the Corporation and the Corporation's banking subsidiary, and Rick D. Gardner as Chief Operating Officer of the Corporation and the Corporation's banking subsidiary. These agreements also provided for the purchase by Mr. Bailey, Mr. Scott and Mr. Gardner, along with other investors, of 925,636 shares of common stock of the Corporation at $8.17 per share. The Corporation also entered into agreements with James A. Taylor and James A. Taylor, Jr. under which they would continue to serve as Chairman of the Board of the Corporation and as a director of the Corporation, respectively, but would cease their employment as officers of the Corporation and officers and

28. Management Separation Costs and Insurance Settlement — (Continued)

directors of the Corporation's banking subsidiary. Mr. Taylor and Mr. Taylor, Jr. subsequently resigned as directors of the Corporation to pursue other business opportunities.

Under the agreement with Mr. Taylor, in lieu of the payments to which he would have been entitled under his employment agreement, the Corporation paid Mr. Taylor $3,940,155 on January 24, 2005 and $3,152,124 in December 2005, and $784,541 in December 2006. The agreement also provides for the provision of certain insurance benefits to Mr. Taylor, the transfer of a "key man" life insurance policy to Mr. Taylor, and the maintenance of such policy by the Corporation for five years (with the cost of maintaining such policy included in the above amounts), in each case substantially as required by his employment agreement. This obligation to provide such payments and benefits to Mr. Taylor is absolute and will survive the death or disability of Mr. Taylor.

Under the agreement with Mr. Taylor, Jr., in lieu of the payments to which he would have been entitled under his employment agreement, the Corporation paid Mr. Taylor, Jr., $1,382,872 on January 24, 2005. The agreement also provides for the provision of certain insurance benefits to Mr. Taylor, Jr. and for the immediate vesting of his unvested incentive awards and deferred compensation in each case substantially as required by his employment agreement. This obligation to provide such payments and benefits to Mr. Taylor, Jr. is absolute and will survive the death or disability of Mr. Taylor, Jr. (see Note 29.)

In connection with the above described management separation transactions, the Corporation recognized pre-tax expenses of $15,467,000 for the year ended December 31, 2005. At December 31, 2007 and 2006, the Corporation had $363,000 and $416,000, respectively of accrued liabilities related to these agreements.

29. Subsequent Events

In January 2008, the Corporation's banking subsidiary entered into agreements with a limited liability company, of which one of the Corporation's directors is a member, pursuant to which the limited liability company purchased on January 31, 2008 office buildings located in Albertville and Athens, Alabama for a total of $4,250,000. See Note 6 for further details of this transaction.

In January 2008, the Corporation securitized approximately $18,000,000 of residential mortgage loans retaining 100 percent of the beneficial interest and retained interest. The beneficial interest includes federal agency securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC") and the retained interest includes a servicing asset. No gain or loss was recognized on the securitization, however, the Corporation entered a commitment to sell the securities for a gain of approximately $347,000 which will close in February 2008. The Company retained servicing responsibilities and will receive servicing fees amounting to approximately 25 basis points of the outstanding balance of these loans. The FHLMC has no recourse to the Corporation for failure of debtors to pay when due.

In January 2008, various members of the Corporation's management received restricted stock grants totaling 107,150 shares. See note 12 for further details regarding this grant.

In February 2008, James A. Taylor, Jr. and the Corporation jointly agreed to terminate all current and future obligations under the management separation agreement dated January 24, 2005 for a total payment of $568,000.

29. Subsequent Events — (Continued)

In March 2008, the Corporation terminated its interest rate floor contracts for $1,267,000 which resulted in a realized pre-tax gain of $677,000 that the Corporation will recognize in the Corporation's first quarter 2008 consolidated statement of income (see Note 15).

In March 2008, the Corporation's Board of Directors approved, subject to approval by its stockholders, a proposed amendment to Superior Bancorp's Restated Certificate of Incorporation effecting a 1-for-4 reverse split of its issued and outstanding shares of common stock and decreasing the number of its authorized shares of common stock from 60,000,000 to 15,000,000. Contingent on approval of this proposal by the requisite vote of the stockholders at the Corporation's 2008 annual meeting of stockholders, and the filing of the proposed amendment with the Secretary of State of the State of Delaware, the 1-for-4 reverse stock split and reduction of authorized shares would be effective in accordance with the terms of the proposed amendment. The Corporation anticipates that the reverse stock split will become effective shortly after the 2008 annual meeting of stockholders.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls And Procedures

Officer Certifications

Appearing immediately following the Signatures section of this report are Certifications of our Chief Executive Officer ("CEO") and our Chief Financial Officer, who is our principal financial officer ("PFO"). The Certifications are required to be made by Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This Item contains the information about the evaluation that is referred to in the Certifications, and the information set forth below in this Item should be read in conjunction with the Certifications for a more complete understanding of the Certifications.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that material information required to be disclosed in our Exchange Act reports is made known to the officers who certify our financial reports and to other members of our senior management and our Board of Directors.

Based on their evaluation as of December 31, 2007, our CEO and our PFO have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our CEO and our PFO, our management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, as of December 31, 2007. Based on this evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

During 2007, we acquired People's as described in Note 2 to the consolidated financial statements. Management has excluded this business from its evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. This business represented approximately 12% of our consolidated total assets as of December 31, 2007, and approximately 7% percent of our consolidated net interest income for the year then ended.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Superior Bancorp

We have audited Superior Bancorp's (a Delaware Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Superior Bancorp's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Superior Bancorp's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of the effectiveness of internal control over financial reporting did not include an assessment of the internal controls over financial reporting of People's Community Bancshares, Inc., the financial statements of which are included in the 2007 consolidated financial statements of Superior Bancorp and Subsidiaries, and constituted approximately 12 percent of the Company's consolidated total assets as of December 31, 2007, and approximately 7 percent of the Company's consolidated net interest income for the year then ended. Our audit of internal control over financial reporting of Superior Bancorp and Subsidiaries also did not include an evaluation of the internal control over financial reporting of People's Community Bancshares, Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Superior Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Superior Bancorp and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2007, and our report dated March 14, 2008, expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina
March 14, 2008

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Items 10, 11, 12, 13 and 14. Directors and Executive Officers of the Registrant; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters; Certain Relationships and Related Transactions; and Principal Accounting Fees and Services.

The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management," "Nominees for Director," "Executive Officers," "Certain Information Concerning the Board of Directors and Its Committees," "Stockholder Communications with the Board," "Director Compensation," "Code of Ethics," "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Compensation and Other Information," "Certain Transactions and Relationships" and "Relationship with Independent Public Accountants" included in our definitive proxy statement to be filed no later than April 30, 2008, in connection with our 2008 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *Financial Statements and Financial Schedules.*

(1) The consolidated financial statements of Superior Bancorp and its subsidiaries filed as a part of this Annual Report on Form 10-K are listed in Item 8 of this Annual Report on Form 10-K, which is hereby incorporated by reference herein.

(2) All schedules to the consolidated financial statements of Superior Bancorp and its subsidiaries have been omitted because they are not required under the related instructions or are inapplicable, or because the required information has been provided in the consolidated financial statements or the notes thereto.

(b) *Exhibits.*

The exhibits required by Regulation S-K are set forth in the following list and are filed either by incorporation by reference from previous filings with the Securities and Exchange Commission or by attachment to this Annual Report on Form 10-K as indicated below. Prior to May 2006, Superior Bancorp was named "The Banc Corporation". Many of the following exhibits accordingly reference "The Banc Corporation".

(3)-1 Restated Certificate of Incorporation of Superior Bancorp, filed as Exhibit 3 to Superior Bancorp's Current Report on Form 8-K dated May 17, 2007, is hereby incorporated herein by reference.

(3)-2 Bylaws of Superior Bancorp, filed as Exhibit 3 to Superior Bancorp's Current Report on Form 8-K dated November 20, 2007, is hereby incorporated herein by reference.

(4)-1 Amended and Restated Declaration of Trust, dated as of September 7, 2000, by and among State Street Bank and Trust Company of Connecticut, National Association, as Institutional Trustee, The Banc Corporation, as Sponsor, David R. Carter and James A. Taylor, Jr., as Administrators, filed as Exhibit(4)-1 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.

(4)-2 Guarantee Agreement, dated as of September 7, 2000, by and between The Banc Corporation and State Street Bank and Trust Company of Connecticut, National Association, filed as Exhibit(4)-2 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.

(4)-3 Indenture, dated as of September 7, 2000, by and among The Banc Corporation as issuer and State Street Bank and Trust Company of Connecticut, National Association, as Trustee, filed as Exhibit(4)-3 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.

(4)-4 Placement Agreement, dated as of August 31, 2000, by and among The Banc Corporation, TBC Capital Statutory Trust II, Keefe Bruyette & Woods, Inc., and First Tennessee Capital Markets, filed as Exhibit(4)-4 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, is hereby incorporated herein by reference.

(4)-5 Amended and Restated Declaration of Trust, dated as of July 16, 2001, by and among The Banc Corporation, The Bank of New York, David R. Carter, and James A. Taylor, Jr. filed as Exhibit(4)-5 to The Banc Corporation's Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.

(4)-6 Guarantee Agreement, dated as of July 16, 2001, by The Banc Corporation and The Bank of New York filed as Exhibit(4)-6 to The Banc Corporation's Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.

(4)-7 Indenture, dated as of July 16, 2001, by The Banc Corporation and The Bank of New York filed as Exhibit(4)-7 to The Banc Corporation's Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.

(4)-8 Placement Agreement, dated as of June 28, 2001, among TBC Capital Statutory Trust III, and The Banc Corporation and Sandler O'Neill & Partners, L.P. filed as Exhibit(4)-8 to The Banc Corporation's Registration Statement on Form S-4 (Registration No. 333-69734) is hereby incorporated herein by reference.

(4)-9 Indenture, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York filed as Exhibit 4.4 to Community Bancshares' Form 10-Q for the quarter ended March 31, 2000, is hereby incorporated herein by reference.

(4)-10 Amended and Restated Declaration of Trust, dated March 23, 2000, by and among The Bank of New York (Delaware), The Bank of New York, Community Bancshares, Inc. and Community (AL) Capital Trust I filed as Exhibit 10.1 to Community Bancshares' Form 10-Q for the quarter ended March 31, 2000, is hereby incorporated herein by reference.

(4)-11 Guarantee Agreement, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York filed as Exhibit 10.2 to Community Bancshares' Form 10-Q for the quarter ended March 31, 2000, is hereby incorporated herein by reference.

(4)-12 Stock Purchase Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-1 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(4)-13 Registration Rights Agreement, dated January 24, 2005, between The Banc Corporation and the investors named therein, filed as Exhibit 4-2 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(4)-14 Indenture, dated as of December 15, 2005, by and between Peoples Community Bancshares, Inc. and Wilmington Trust Company.

(4)-15 Placement Agreement, dated as of December 7, 2005, by and among Peoples Community Bancshares, Inc., Peoples Community Statutory Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc.

(4)-16 Guarantee Agreement, dated as of December 15, 2005, by and between Peoples Community Bancshares, Inc. and Wilmington Trust Company.

(4)-17 Amended and Restated Declaration of Trust, dated as of December 15, 2005, by and among Wilmington Trust Company, Peoples Community Bancshares, Inc., Neil D. McCurry, Jr. and Dorothy S. Barth.

(4)-18 Declaration of Trust, dated July 10, 2007, by and among Superior Bancorp, Wilmington Trust Company, Mark A. Tarnakow, William H. Caughran and Rick D. Gardner filed as Exhibit 4.01 to Superior Bancorp's Form 10-Q for the quarter ended September 30, 2007.

(4)-19 Indenture, dated as of July 19, 2007, between Superior Bancorp and Wilmington Trust Company filed as Exhibit 4.02 to Superior Bancorp's Form 10-Q for the quarter ended September 30, 2007.

(4)-20 Guarantee Agreement, dated as of July 19, 2007, between Superior Bancorp and Wilmington Trust Company filed as Exhibit 4.03 to Superior Bancorp's Form 10-Q for the quarter ended September 30, 2007.

(4)-21 Placement Agreement, dated July 18, 2007, by and among Superior Bancorp, FTN Capital Markets and Keefe, Bruyette & Woods, Inc. filed as Exhibit 4.04 to Superior Bancorp's Form 10-Q for the quarter ended September 30, 2007.

(10)-1 Third Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation, filed as Exhibit (10)-1 to The Banc Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, is hereby incorporated herein by reference.

(10)-2 Commerce Bank of Alabama Incentive Stock Compensation Plan, filed as Exhibit(4)-3 to The Banc Corporation's Registration Statement on Form S-8, dated February 22, 1999 (Registration No. 333-72747), is hereby incorporated herein by reference.

(10)-3 Employment Agreement by and between The Banc Corporation and James A. Taylor, filed as Exhibit (10)-1 to The Banc Corporation's Quarterly Report on Form 10-Q for quarter ended March 31, 2002 is hereby incorporated herein by reference.

(10)-4 Deferred Compensation Agreement by and between The Banc Corporation and James A. Taylor, filed as Exhibit (10)-2 to The Banc Corporation's Registration Statement on Form S-1 (Registration No. 333-67011), is hereby incorporated herein by reference.

(10)-5 Form of Deferred Compensation Agreement by and between The Banc Corporation and the individuals listed on Schedule A attached thereto filed as Exhibit (10)-11 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, is hereby incorporated herein by reference.

(10)-6 Form of Deferred Compensation Agreement by and between Superior Bank and the individuals listed on Schedule A attached thereto filed as Exhibit (10)-11 to The Banc Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, is hereby incorporated herein by reference.

(10)-7 Agreement dated as of June 30, 2005, by and between The Banc Corporation and David R. Carter, filed as Exhibit 10-3 to The Banc Corporation's Current Report on Form 10-K dated July 21, 2005, is hereby incorporated herein by reference.

(10)-8 Agreement, dated as of June 30, 2005, by and between The Banc Corporation and F. Hampton McFadden, Jr., filed as Exhibit 10-4 to The Banc Corporation's Current Report on Form 8-K dated July 21, 2005, is hereby incorporated herein by reference.

(10)-9 Agreement, dated January 24, 2005, between The Banc Corporation and James A. Taylor, Sr., filed as Exhibit 10-3 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(10)-10 Agreement, dated January 24, 2005, between The Banc Corporation and James A. Taylor, Jr., filed as Exhibit 10-4 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(10)-11 Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Stanley Bailey, filed as Exhibit 10-5 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(10)-12 Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and C. Marvin Scott, filed as Exhibit 10-6 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(10)-13 Employment Agreement, dated January 24, 2005, by and between The Banc Corporation, The Bank and Rick D. Gardner, filed as Exhibit 10-7 to The Banc Corporation's Current Report on Form 8-K dated January 24, 2005, is hereby incorporated herein by reference.

(10)-14 Agreement and Plan of Merger between Kensington Bankshares, Inc. and The Banc Corporation, dated March 6, 2006, filed as Exhibit 10 to The Banc Corporation's Current Report on Form 8-K dated March 6, 2006, is hereby incorporated herein by reference.

(10)-15 Agreement and Plan of Merger between Community Bancshares, Inc. and The Banc Corporation, dated April 29, 2006, filed as Exhibit 2.01 to The Banc Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, is hereby incorporated herein by reference.

(10)-16 Agreement and Plan of Merger between People's Community Bancshares, Inc. and Superior Bancorp, dated January 18, 2007, filed as Exhibit 10 to Superior Bancorp's Current Report on Form 8-K dated January 18, 2007, is hereby incorporated herein by reference.

(10)-17 Change in Control Agreement between The Banc Corporation and James C. Gossett dated April 1, 2002, filed as Exhibit (10)-17 to Superior Bancorp's Form 10-K for the year ended December 31, 2006 is hereby incorporated herein by reference.

(10)-18 Agreement between Superior Bank and William H. Caughran, dated August 31, 2006, filed as Exhibit 10.4 to Amendment No. 1 to Superior Bancorp's Registration Statement on Form S-4 (Registration No. 333-136419) is hereby incorporated herein by reference.

(10)-19 Management Incentive Compensation Plan, filed as Exhibit 10.1 to The Banc Corporation's Current Report on Form 8-K, dated April 26, 2005, is hereby incorporated herein by reference.

(10)-20 Change in Control Agreement, dated March 10, 2008, by and among Superior Bancorp, Superior Bank and Mark A. Tarnakow.

(10)-21 Change in Control Agreement, dated March 10, 2008, by and among Superior Bancorp, Superior Bank and William H. Caughran.

(21) Subsidiaries of Superior Bancorp.

(23)-1 Consent of Grant Thornton, LLP.

(23)-2 Consent of Carr, Riggs & Ingram, LLC.

(31) Certifications of Chief Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a).

(32) Certifications of Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

(c) *Financial Statement Schedules.*

The Financial Statement Schedules required to be filed with this Annual Report on Form 10-K are listed under "Financial Statement Schedules" in Part IV, Item 15(a)(2) of this Annual Report on Form 10-K, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR BANCORP

By /s/ C. Stanley Bailey

C. Stanley Bailey
Chief Executive Officer

March 14, 2008

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Stanley Bailey and Mark A. Tarnakow, and each of them, the true and lawful agents and his attorneys-in-fact with full power and authority in either of said agents and attorneys-in-fact, acting singly, to sign for the undersigned as Director or an officer of the Corporation, or as both, the Corporation's 2007 Annual Report on Form 10-K to be filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Exchange Act of 1934, and to sign any amendment or amendments to such Annual Report, including an Annual Report pursuant to 11-K to be filed as an amendment to the Form 10-K; hereby ratifying and confirming all acts taken by such agents and attorneys-in-fact as herein authorized.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ C. Stanley Bailey C. Stanley Bailey	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	March 14, 2008
/s/ Mark A. Tarnakow Mark A. Tarnakow	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2008
/s/ Roger Barker Roger Barker	Director	March 14, 2008
/s/ K. Earl Durden K. Earl Durden	Director	March 14, 2008
/s/ Rick D. Gardner Rick D. Gardner	Director	March 14, 2008
/s/ Thomas E. Jernigan, Jr. Thomas E. Jernigan, Jr.	Director	March 14, 2008
/s/ James Mailon Kent, Jr. James Mailon Kent, Jr.	Director	March 14, 2008
/s/ Mark A. Lee Mark A. Lee	Director	March 14, 2008
/s/ James M. Link James M. Link	Director	March 14, 2008

Signature	Title	Date
/s/ Peter L. Lowe Peter L. Lowe	Director	March 14, 2008
/s/ John C. Metz John C. Metz	Director	March 14, 2008
/s/ D. Dewey Mitchell D. Dewey Mitchell	Director	March 14, 2008
/s/ Barry Morton Barry Morton	Director	March 14, 2008
/s/ Robert R. Parrish, Jr. Robert R. Parrish, Jr.	Director	March 14, 2008
/s/ Charles W. Roberts, III Charles W. Roberts, III	Director	March 14, 2008
/s/ C. Marvin Scott C. Marvin Scott	Director	March 14, 2008
/s/ James C. White, Sr. James C. White, Sr.	Director	March 14, 2008

SUPERIOR BANCORP

17 North 20th Street
Birmingham, Alabama 35203

March 24, 2008

Dear Stockholder:

On behalf of the Board of Directors and management of Superior Bancorp, we cordially invite you to attend the Annual Meeting of Stockholders to be held at our principal executive offices at 17 North 20th Street, Birmingham, Alabama 35203, on April 23, 2008, at 10:00 a.m. Central Time. The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting.

It is important that your shares be represented at the Annual Meeting. Regardless of whether you plan to attend, please mark, sign, date and return the enclosed proxy as soon as possible in the envelope provided or vote over the Internet or by telephone. If you attend the Annual Meeting, which we hope you will, you may vote in person even if you have previously mailed a proxy card or voted over the Internet or by telephone.

Sincerely,

C. Stanley Bailey

C. Stanley Bailey
Chairman and Chief Executive Officer

136

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SUPERIOR BANCORP

17 North 20th Street
Birmingham, Alabama 35203

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 23, 2008

To the Stockholders of Superior Bancorp:

You are hereby notified that the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of Superior Bancorp, a Delaware corporation, will be held at our principal executive offices at 17 North 20th Street, Birmingham, Alabama 35203, on Wednesday, April 23, 2008, at 10:00 a.m. Central Time, for the following purposes:

1. To elect 15 directors to serve for a term expiring at the 2009 Annual Meeting or until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal.

2. To approve a proposed amendment to Superior Bancorp's Certificate of Incorporation effecting a 1-for-4 reverse stock split of Superior Bancorp common stock and decreasing the number of authorized shares of common stock following the reverse stock split.

3. To adopt the Superior Bancorp 2008 Incentive Compensation Plan.

4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

All stockholders are cordially invited to attend the Annual Meeting; however, only stockholders of record at the close of business on March 6, 2008, are entitled to notice of and to vote at the Annual Meeting, or any adjournments thereof. Regardless of whether you plan to attend the meeting, please mark, sign, date and return the enclosed proxy in the enclosed prepaid envelope as soon as possible or vote in advance over the Internet or by telephone as instructed in the proxy statement. If you attend the Annual Meeting in person, you may revoke your proxy and vote in person. Attendance at the meeting does not of itself revoke your proxy.

In accordance with Delaware law, a list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, for any purpose relating to the Annual Meeting, during ordinary business hours at Superior Bancorp's principal executive offices at 17 North 20th Street, Birmingham, Alabama, from April 11, 2008 through April 23, 2008, and the list shall be available for inspection at the Annual Meeting by any stockholder who is present.

By Order of the Board of Directors

William H Caughran

William H. Caughran
Secretary

DATED: March 24, 2008

SUPERIOR BANCORP

17 North 20th Street
Birmingham, Alabama 35203

PROXY STATEMENT
For 2008 Annual Meeting of Stockholders
to be Held on April 23, 2008

INTRODUCTION

We are furnishing this Proxy Statement to the holders of Superior Bancorp common stock, par value $.001 per share, in connection with our solicitation of proxies to be used at the 2008 Annual Meeting of Stockholders to be held on Wednesday, April 23, 2008, at 10:00 a.m., Central Time, at our principal executive offices at 17 North 20th Street, Birmingham, Alabama 35203 (the "Annual Meeting") and any adjournment thereof. The enclosed proxy is solicited on behalf of our Board of Directors. This Proxy Statement and the accompanying proxy card are being mailed to stockholders on or about March 24, 2008.

On May 18, 2006, Superior Bancorp changed its name from The Banc Corporation. Superior Bancorp's subsidiary, Superior Bank, had changed its name from The Bank on January 1, 2006. All references in this Proxy Statement to Superior Bancorp and Superior Bank for periods prior to those dates shall be deemed to refer to their respective predecessor organizations.

Stockholders Entitled to Vote

Only stockholders of record at the close of business on March 6, 2008, are entitled to receive notice of and to vote at the Annual Meeting. Our only class of voting stock outstanding is our common stock, par value $.001 per share. As of the close of business on March 6, 2008, the number of shares of common stock outstanding and entitled to vote at the Annual Meeting was 40,211,230. Each share of common stock is entitled to one vote on all matters. There are no cumulative voting rights.

Vote Required

Before any business may be transacted at the Annual Meeting, a quorum must be present. A majority of our outstanding shares of common stock which are entitled to vote at the Annual Meeting, represented in person or by proxy, shall constitute a quorum for the transaction of business. Assuming a quorum is present,

- The election of directors (Proposal One) requires a plurality of the votes cast. This means that the 15 director nominees receiving the most votes will be elected. Shares not voted, and properly voted proxies to "withhold authority," will result in a nominee receiving fewer votes, but will not be treated as votes against a nominee.
- The amendment to the Certificate of Incorporation to effect a reverse stock split and decrease the authorized shares of common stock (Proposal Two) requires approval by the holders of a majority of our issued and outstanding shares of common stock. If you are present in person or represented by proxy at the meeting and you abstain from voting on Proposal Two, your abstention will have the same effect as a vote against the proposal. Your failure to attend the Annual Meeting or to be represented at the meeting by proxy will also have the same effect as a vote against Proposal Two.
- Adoption of the 2008 Stock Incentive Plan (Proposal Three) requires the affirmative vote of a majority of shares present in person or that are represented by proxy at the Annual Meeting. If you are present in person or represented by proxy at the meeting and you abstain from voting on Proposal Three, your abstention will have the same effect as a vote against the proposal.

Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted as votes cast on any matter. However, with respect to Proposal Two, abstentions and broker non-votes will have the same effect as a vote against the proposal.

How to Vote Your Shares

To vote at the Annual Meeting, you may attend the Annual Meeting and vote your shares in person or you may vote in advance of the Annual Meeting by Internet, telephone or mail as explained below. Even if you plan to attend the Annual Meeting, we urge you to vote in advance. If you own shares in record name, you may cast your advance vote in one of three ways:

- *Vote by Internet:* You can choose to vote your shares over the Internet website listed on the enclosed proxy card. This website will give you the opportunity to make your selections and confirm that your instructions have been followed. To take advantage of the convenience of voting on the Internet, you must subscribe to one of the various commercial services that offers access to the Internet. *If you vote via the Internet, you do not need to return the proxy card.*
- *Vote by Telephone:* You can also vote by phone at any time by calling the toll-free number (for residents of the United States) listed on the enclosed proxy card. To vote by telephone, dial the toll-free number and follow the simple recorded instructions. *If you vote by telephone, you do not need to return the proxy card.*
- *Vote by Mail:* If you choose to vote by mail, simply mark the proxy card, and then date, sign, and return it in the postage pre-paid envelope provided.

Stockholders who hold shares beneficially in street name through a nominee (such as a broker) may be able to vote by telephone or the Internet as well as by mail. You should follow the instructions you receive from your nominee to vote these shares.

If instructions are given in any of the three ways listed above and are received by Superior Bancorp before or at the Annual Meeting, and are not revoked, then the shares of common stock represented thereby will be voted as specified. If no specification is made, then shares of common stock represented by the proxy will be voted in accordance with the recommendations of the Board of Directors.

How to Revoke Your Proxy

Sending in a signed proxy card or voting over the Internet or by telephone will not affect your right to attend the Annual Meeting and vote in person. You may revoke your proxy at any time before it is voted at the Annual Meeting by:

- giving written notice to the Secretary of Superior Bancorp that you wish to revoke your proxy,
- executing and delivering to the Secretary of Superior Bancorp a later-dated proxy (including by Internet or telephone vote), or
- attending, giving notice that you wish to revoke your proxy and voting in person at the Annual Meeting.

Solicitation

We will bear the costs of soliciting proxies. We have engaged Georgeson Shareholder Communications, Inc. to aid in the solicitation of proxies, for which we will pay a fee of approximately $12,500 plus reimbursement of expenses. Some of our officers and employees (or those of our subsidiaries) may use their personal efforts to make additional requests for the return of proxies by telephone, mail or otherwise and may receive proxies on our behalf. They will receive no additional compensation for making any solicitations. We expect to reimburse brokers, banks, custodians and other nominees for their reasonable out-of-pocket expenses in handling proxy materials for beneficial owners of our common stock.

Other Matters

As of the date of this Proxy Statement, the Board of Directors does not know of any matters, other than those set forth in the foregoing Notice of Annual Meeting of Stockholders, that may be brought before the Annual Meeting. If other matters requiring a vote of the stockholders arise, the persons designated as proxies will vote the shares of common stock represented by the proxies in accordance with their judgment on such matters.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, to the best of our knowledge, certain information regarding our beneficial stock ownership as of March 6, 2008, by: (a) each of our current directors, our Chief Executive Officer and our other current executive officers, (b) all current directors and executive officers as a group, and (c) each stockholder known by us, based solely upon a review of filings made with the SEC, to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by him. None of the shares are pledged as security for indebtedness unless otherwise indicated.

Name	Number of Shares of Common Stock	Percentage (1)(2) Of Common Stock Owned
C. Stanley Bailey	985,640(3)	2.41%
Roger Barker	63,931(4)	*
William H. Caughran	19,281(5)	*
K. Earl Durden	638,296(6)	1.59%
Rick D. Gardner	418,511(7)	1.03%
Thomas E. Jernigan, Jr.	268,958(8)	*
James Mailon Kent, Jr.	427,047(9)	1.06%
Mark A. Lee	1,525,870(10)	3.80%
James M. Link	12,403(11)	*
Peter L. Lowe	86,894	*
John C. Metz	339,657(12)	*
D. Dewey Mitchell	284,031(13)	*
Barry Morton	318,334(14)	*
Robert R. Parrish, Jr.	58,158(15)	*
Charles W. Roberts, III	57,303	*
C. Marvin Scott	517,666(16)	1.28%
Mark A. Tarnakow	24,084(17)	*
James C. White, Sr.	11,824(18)	*
All executive officers and directors as a group (18 persons)	6,057,888(19)	14.50%

* Less than 1%

(1) Except as otherwise noted herein, percentage is determined on the basis of 40,211,230 shares of Corporation common stock outstanding plus securities deemed outstanding pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 13d-3, a person is deemed to be a beneficial owner of any security owned by certain family members and any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of common stock subject to currently exercisable options. Shares held by employee benefit plans (as indicated below) are as of the most recently completed plan allocation coinciding with or preceding March 6, 2008. Unless otherwise indicated, the address of each person is c/o Superior Bancorp, 17 North 20th Street, Birmingham, Alabama 35203.

(2) Ownership percentage for each named individual is calculated by treating any shares subject to options that are held by the named individual and that are exercisable within the next 60 days as if outstanding, but treating such option shares held by others and treating shares subject to options held by the named individual but not exercisable within 60 days as not outstanding. If ownership of restricted stock is shown, the individual has sole voting power, but no power of disposition.

(3) Includes 711,970 shares subject to options that are exercisable within 60 days, 1,000 shares held by a trust, of which he disclaims beneficial ownership, and 10,284 shares held for his benefit by employee benefit plans.

(4) Includes 20,000 shares subject to options that are exercisable within 60 days.

(5) Includes 89 shares held as co-trustee of a trust, 860 shares held by his spouse, 8,500 shares of restricted stock over which he has voting power but not investment power, and 5,645 shares held for his benefit by employee benefit plans.

(6) Includes 32,500 shares subject to options that are exercisable within 60 days and 203,534 shares held by a family trust.

(7) Includes 355,985 shares subject to options that are exercisable within 60 days and 1,327 shares held for his benefit by employee benefit plans.

(8) Includes 30,000 shares subject to options that are exercisable within 60 days and 217,195 shares held by a trust of which he is the beneficiary.

(9) Includes 30,000 shares subject to options that are excisable within 60 days.

(10) Includes 1,525,062 shares held by a limited liability company.

(11) Includes 5,000 shares subject to options that are exercisable within 60 days.

(12) Includes 5,789 shares held in his spouse's IRA.

(13) Includes 146,315 shares held by a corporation of which he is a controlling shareholder and 14,582 shares held for his benefit by an employee benefit plan.

(14) Includes 20,000 shares subject to options that are exercisable within 60 days.

(15) Includes 5,000 shares subject to options that are excisable within 60 days and 47,287 shares held for his benefit by an employee benefit plan.

(16) Includes 355,985 shares subject to options that are exercisable within 60 days and 8,683 shares held for his benefit by employee benefit plans.

(17) Includes 6,800 shares of restricted stock over which he has voting power but not investment power and 2,284 shares held for his benefit by an employee benefit plan.

(18) Includes 5,000 shares subject to options that are exercisable within 60 days.

(19) Includes 1,571,440 shares subject to options that are exercisable within 60 days.

PROPOSAL NUMBER ONE
ELECTION OF DIRECTORS

Under our Restated Certificate of Incorporation and Bylaws, each member of our Board of Directors stands for election annually. The Board of Directors has recommended the election of the nominees for director identified below, to serve for a term expiring at the 2009 Annual Meeting or until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

The Board of Directors has no reason to believe that any of the persons named will be unable to serve if elected. If any nominee is unable to serve as a director, the enclosed Proxy will be voted for a substitute nominee selected by the Board of Directors. The election of directors requires a plurality of the votes cast by the holders of our common stock. A "plurality" means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. In other words, the 15 director nominees receiving the most votes will be elected. Consequently, any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of directors.

Nominees for Director

For each nominee's beneficial ownership of common stock, see "Security Ownership of Certain Beneficial Owners and Management" above. Set forth below is certain additional information regarding each nominee:

Name(1)	Age	Position with Superior Bancorp
C. Stanley Bailey	59	Chairman & Chief Executive Officer; Director
Roger Barker	60	Director
Rick D. Gardner	48	Chief Operating Officer; Director
Thomas E. Jernigan, Jr.	42	Director
James Mailon Kent, Jr.	67	Director
Mark A. Lee	49	Director
James M. Link	65	Director
Peter L. Lowe	69	Director
John C. Metz	68	Director
D. Dewey Mitchell	51	Director
Barry Morton	69	Director
Robert R. Parrish, Jr.	53	Director
Charles W. Roberts, III	54	Director
C. Marvin Scott	58	President; Director
James C. White, Sr.	60	Director

(1) Directors Barker, Jernigan and White are members of the Audit Committee; Directors Link, Kent and Metz are members of the Compensation Committee; Directors Link and Morton are members of the Nominating and Corporate Governance Committee. Current director K. Earl Durden, who is not standing for re-election at the Annual Meeting, is also a member of the Nominating and Corporate Governance Committee.

C. Stanley Bailey joined Superior Bancorp as Chief Executive Officer and a Director in January 2005. During 2004, he was Chairman and Chief Executive Officer of Silver Acquisition Corp., Overland Park, Kansas. Mr. Bailey was founder, chairman and chief executive officer of Superior Financial Corp., Little Rock, Arkansas, a financial services company, from late 1997 until the sale of the company in late 2003. From 1971 through 1997, he served in various executive management positions with AmSouth Bancorporation, Birmingham, Alabama and Hancock Holding Company, Gulfport, Mississippi, a bank holding company.

Roger Barker has been Senior Vice President and Chief Financial Officer of the Buffalo Rock Company, a distributor and bottler of soft drink products, for over five years. He has been a director of Superior Bancorp since December 2003 and began serving as a director of Superior Bank, in 1998.

Rick D. Gardner joined Superior Bancorp as Chief Operating Officer in January 2005 and was elected as a director in June 2005. During 2004, he was Chief Operating Officer of Silver Acquisition Corp., Overland Park, Kansas. Mr. Gardner was an officer of Superior Financial Corp., Little Rock, Arkansas, from 1998 through late 2003, serving as Chief Administrative Officer and, previously, as Chief Financial Officer. From 1981 through 1998, he served first as an accountant with Grant Thornton and then in various executive management positions with Metmor Financial, Overland Park, Kansas, and First Commercial Mortgage Company, Little Rock, Arkansas.

Thomas E. Jernigan, Jr. has been the President of Marathon Corporation, a privately held investment management company based in Birmingham, Alabama, for over five years. He has been a director of Superior Bancorp since September 1998.

James Mailon Kent, Jr. has been the owner of Mailon Kent Insurance Agency in Birmingham, Alabama for over 20 years. He has been a director of Superior Bancorp since September 1998.

Mark A. Lee has served as President of Forest Hill Capital, LLC, a private investment advisory firm in Little Rock, Arkansas, for the past eight years. Prior to that time, Mr. Lee spent 16 years with Morgan Keegan and Company, Memphis, Tennessee, in various positions. Mr. Lee has been a director of Superior Bancorp since January 2008.

James M. Link, Lieutenant General, U.S. Army (retired), served as President of Teledyne Brown Engineering, Inc., Huntsville, Alabama, a subsidiary of Teledyne Technologies, Inc., from July 2001 until January 2008. He previously served as Senior Vice President, Applied Technology Group, of Science Applications International Corporation, Huntsville, Alabama. He completed his military career as Deputy Commanding General, U.S. Army Materiel Command, from 1998 — 2000. Additionally, he is a director of Dewey Electronics Corporation. General Link has been a director of Superior Bancorp since June 2005.

Peter L. Lowe is the President of G.W. Jones & Sons Real Estate Investment Company, Inc., Huntsville, Alabama. Mr. Lowe has been a director of Superior Bancorp since July 2007.

John C. Metz is the Chairman, and Chief Executive Officer of Metz & Associates, a food service management company located in Dallas, Pennsylvania, which he founded in 1994. Mr. Metz has been a director of Superior Bancorp since July 2007.

D. Dewey Mitchell is a co-owner of Capstone Tropical Holdings, Inc., New Port Richey, Florida, a holding company for a number of real-estate related businesses in the Tampa Bay area. Mr. Mitchell served as a director of Kensington Bankshares, Inc., Tampa, Florida, from its founding until its merger with Superior Bancorp in 2006, at which time he became a director of Superior Bancorp.

Barry Morton is Chairman of Robins & Morton, Birmingham, Alabama, one of the largest contractors in the United States. Before becoming Chairman, he served for 15 years as President of Robins & Morton. He has served for more than five years as a director of Superior Bank, and has been a director of Superior Bancorp since June 2005.

Robert R. Parrish, Jr. is president and owner of Parrish Group, Inc. of Tallahassee, Florida, a holding company for companies involved in real estate development, construction and sales in the Capitol Region of Florida. Mr. Parrish has served in such capacities for Parrish Group and its predecessors for more than 20 years. Mr. Parrish has been a director of Superior Bancorp since November 2005.

Charles W. Roberts, III has been the President of C.W. Roberts Contracting, Inc., a road construction company in Tallahassee, Florida, since 1976. Mr. Roberts has been a director of Superior Bancorp since January 2008.

C. Marvin Scott joined Superior Bancorp as President in January 2005 and was elected as a director in June 2005. During 2004, he was President of Silver Acquisition Corp., Overland Park, Kansas. Mr. Scott served as President and Chief Operating Officer of Superior Financial Corp., Little Rock, Arkansas, from April 1998 through late 2003. From 1971 through 1997, he served in various executive management positions with Crestar, a Richmond, Virginia-based bank holding corporation, AmSouth Bank and Hancock Holding Company. From February 1996 until January 1998, he was Chief Retail Officer and Senior Vice President of Hancock Holding Company, and he was previously Executive Vice President — Consumer Banking at AmSouth Bank.

James C. White, Sr. has served as Managing Partner of Banks, Finley, White & Co., Certified Public Accountants, Birmingham, Alabama, one of the nation's largest and oldest minority-owned certified public accounting firms, since the firm's inception in 1973. He has been a director of Superior Bancorp since June 2005, and previously served as a director of Superior Bank.

The Board of Directors unanimously recommends a vote FOR the election of all nominees identified above. The enclosed Proxy will be voted in favor of those nominees unless other instructions are given.

Executive Officers

The following table sets forth certain information about our current executive officers:

Name	Age	Position
C. Stanley Bailey	59	Chief Executive Officer; Director
William H. Caughran	51	General Counsel and Secretary
Rick D. Gardner	48	Chief Operating Officer; Director
C. Marvin Scott	58	President; Director
Mark A. Tarnakow	42	Chief Financial Officer

Information concerning Mr. Bailey, Mr. Gardner and Mr. Scott is set forth above under "Nominees for Director."

William H. Caughran was named General Counsel of Superior Bancorp in November 2006 upon completion of Superior Bancorp's acquisition of Community Bancshares, Inc., Blountsville, Alabama. Mr. Caughran became General Counsel of Community Bank in 1998 and Community Bancshares, Inc. in 2002. From 1986 to 1998 Mr. Caughran served as in-house counsel to AmSouth Bank, Birmingham, Alabama.

Mark A. Tarnakow was named Chief Financial Officer of Superior Bancorp in April 2007. Previously, Mr. Tarnakow held various financial management positions at Regions Financial Corporation and its predecessors, Birmingham, Alabama, from 2002 to 2007, serving most recently as the Regional Financial Officer of the Midwest Banking Group. From 1992 to 2002 Mr. Tarnakow was employed in various financial management positions for entities affiliated with Banc One Corporation, Columbus, Ohio. Mr. Tarnakow is a Certified Public Accountant.

Certain Information Concerning the Board of Directors and its Committees

The Board of Directors held a total of seven meetings and acted by unanimous written consent three times during 2007. During 2007, each of the directors attended at least 75% of the aggregate of (i) the total number of Board of Directors meetings of Superior Bancorp and Superior Bank and (ii) the total number of meetings held by all Board committees of Superior Bancorp and Superior Bank on which he served during the period for which he was serving as a director or committee member. The Board of Directors has determined that the following 13 directors are "independent directors" under Rule 4200 of the NASDAQ Stock Market Marketplace Rules : Messrs. Barker, Durden, Jernigan, Kent, Lee, Link, Lowe, Metz, Mitchell, Morton, Parrish, Roberts and White. Our non-employee directors periodically meet in executive session without the management directors. There is no policy requiring the directors to attend meetings of stockholders. Four of the 15 members of the Board of Directors at that time attended the 2007 Annual Meeting.

The Board of Directors currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee is responsible for overseeing our accounting and financial reporting processes and the audits of our financial statements. Among other things, the Audit Committee is responsible for the appointment, retention, compensation and oversight of our independent registered public accounting firm, reviews significant audit and accounting policies and practices, meets with our independent registered public accounting firm concerning, among other things, the scope of audits and reports, approves the provision of services by our independent registered public accounting firm and reviews the performance of overall accounting and financial controls. The Audit Committee currently comprises Messrs. Barker (Chair), Jernigan and White. During 2007, there were nine meetings of the Audit Committee. See "Report of the Audit Committee."

Each of the members of the Audit Committee is an independent director, as defined under NASDAQ Rule 4200, and meets the standards required by Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Board of Directors has determined that each of Mr. Barker and Mr. White qualifies as an "audit committee financial expert," under the Rules of the Securities and Exchange Commission. In 2007, the Board of Directors revised the Audit Committee Charter, a copy of which is available on our website at www.superiorbank.com.

Compensation Committee. The Compensation Committee is responsible for reviewing the performance of all of our officers and recommending to the Board of Directors annual salary and bonus amounts for them. The Compensation Committee also administers the Third Amended and Restated 1998 Incentive Stock Plan of The Banc Corporation and the Commerce Bank of Alabama Stock Option Plan. The Compensation Committee currently comprises Messrs. Link (Chair), Kent and Metz, all of whom are independent directors as defined under NASDAQ Rule 4200. During 2007, the Compensation Committee held four meetings. The Compensation Committee operates under a written charter revised in 2007 which is available on our website at www.superiorbank.com. See "Executive Compensation and Other Information — Compensation Discussion and Analysis — Compensation Committee Report on Executive Compensation."

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee recommends to the Board of Directors and evaluates potential candidates to serve as directors of Superior Bancorp. The Nominating and Corporate Governance Committee was established in March 2004 as the Nominating Committee and consists of Messrs. K. Earl Durden (Chair), who is not standing for re-election at the Annual Meeting, Link and Morton. Each of the voting members of the Nominating Committee is an independent director, as defined under NASDAQ Rule 4200. The Nominating and Corporate Governance Committee met three times during 2007.

The Nominating and Corporate Governance Committee has a written charter, revised in 2007, which is available on our website at www.superiorbank.com. The Committee is charged with developing and recommending criteria to be considered in identifying and evaluating potential candidates to serve as directors of Superior Bancorp as well as establishing policies and procedures for identifying, recruiting, interviewing and recommending to the Board qualified candidates to serve as directors. The Committee is also responsible for developing and recommending to the Board criteria to be used in reviewing and evaluating candidates recommended by shareholders of Superior Bancorp and is responsible for reviewing and evaluating such candidates and making recommendations to the Board.

In evaluating and recommending director nominees, the Committee does not rely on a fixed set of qualifications, but instead attempts to identify nominees with (i) a broad range of business experience consistent with Superior Bancorp's strategic focus and its stockholder interests, (ii) the ability to dedicate the time and resources necessary for service on the Board of Directors, and (iii) familiarity with the primary geographic markets served by Superior Bancorp. In addition, the Committee is charged with ensuring that at least a majority of our directors satisfy the director independence requirements imposed by the NASDAQ Marketplace Rules. In evaluating director nominees, including incumbent directors and any nominees recommended by stockholders, the Committee considers a nominee's business experience and skills, character, judgment, leadership experience, familiarity with community banking issues, knowledge of our geographic markets and relevant issues therein, and such other criteria as the Committee may deem relevant and appropriate based on the composition of the Board of Directors and the strategic goals of Superior Bancorp at the time in question.

The Committee will consider recommendations for director nominees submitted by stockholders. In order for the Committee to evaluate the nominees properly, such nominations should be received by the Committee no later than 60 days prior to the meeting at which the election is to be held and should set forth (a) as to each person the stockholder proposes to nominate for election or re-election as a director (i) the person's name, age, business address, and residence address, (ii) the person's principal occupation or employment, (iii) the class and number of shares of Superior Bancorp capital stock that the person beneficially owns and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder, (ii) the class or series and number of shares of capital stock of Superior Bancorp that are owned beneficially or of record by the stockholder, (iii) a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in such notice, and (v) any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. The stockholder should also send to the Committee a written consent of each person proposed to be named as a nominee and to serve as a director, if elected. We may require any proposed nominee to furnish such other information as may reasonably be required to determine the eligibility of such proposed nominee to serve as a director. Stockholders wishing to recommend potential director nominees should write to the Committee in care of William H. Caughran, Secretary, Superior Bancorp, 17 North 20th Street, Birmingham, Alabama 35203.

Stockholder Communications with the Board

The Board of Directors provides a process for stockholders to send communications to the Board of Directors. Stockholders may send written communications to the Board of Directors addressed to the Board of Directors (or to an individual director), Attention: Secretary, Superior Bancorp, 17 North 20th Street, Birmingham, Alabama 35203. All communications will be compiled by the Secretary and submitted to the Board of Directors or the individual directors.

Director Compensation

The following table presents information concerning the compensation paid to non-employee directors of Superior Bancorp during 2007:

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger Barker	—	$31,000	—	—	—	—	$31,000
Glynn C. Debter(3)	—	$ 9,500	—	—	—	—	$ 9,500
K. Earl Durden	—	$26,500	—	—	—	—	$26,500
Roy B. Jackson(3)	—	$ 9,500	—	—	—	—	$ 9,500
Thomas E. Jernigan, Jr.	—	$22,500	—	—	—	—	$22,500
James Mailon Kent, Jr.	—	$25,500	—	—	$7,767(2)	—	$33,267
James M. Link	—	$28,000	—	—	—	—	$28,000
Peter L. Lowe	—	$ 7,500	$2,590	—	—	—	$10,090
John C. Metz	$1,500	$ 7,500	$2,590	—	—	—	$11,590
D. Dewey Mitchell	—	$22,500	$8,760	—	—	—	$31,260
Barry Morton	—	$23,000	—	—	—	—	$23,000
Robert R. Parrish, Jr.	—	$25,500	—	—	—	—	$25,500
Michael E. Stephens(3)	—	$ 6,500	—	—	—	—	$ 6,500
James C. White, Sr.	—	$27,500	—	—	—	—	$27,500

(1) Amounts in this column are the amounts recognized by Superior Bancorp in its financial statements as expenses for 2007 in connection with stock options granted in 2007 or prior years. Mr. Lowe and Mr. Metz were each granted options in 2007, and Mr. Mitchell was granted options in 2006, to purchase 5,000 shares of Superior Bancorp common stock. The grant date fair value of the option awards to Mr. Lowe, Mr. Metz, and Mr. Mitchell were $17,084, $17,084 and $19,575, respectively.

(2) Represents the portion of the earnings on Mr. Kent's deferred compensation which were paid at a rate in excess of 120% of the average federal long-term rate with monthly compounding during 2007.

(3) Messrs. Debter, Jackson and Stephens retired during 2007.

Non-employee directors receive an annual retainer of $10,000, payable in quarterly installments, meeting fees of $1,500 per Board meeting, and committee meeting fees of $1,500 per meeting for committee chairs and $1,000 per meeting for committee members, and have the option of receiving such retainer and fees in cash or common stock. All directors have elected to receive their compensation in common stock.

Prior Deferred Compensation Agreements. The following directors entered into Deferred Compensation Agreements with us originally effective as of September 1, 1999: Messrs. Durden, Jernigan, Kent and Stephens. Messrs. Kent and Jernigan also entered into Deferred Compensation Agreements with Superior Bank, and Mr. Morton had a Deferred Compensation Agreement with Superior Bank only. These agreements provided that we would establish and fund investments in a Deferral Account for the director as provided in the agreements. Upon termination of a director's service other than by reason of death or following a change in control, the agreements obligated us to pay the director within 60 days of termination the amount equal to the Deferral Account Balance. The agreements further provided that, if the director were terminated following a change in control, we must pay the director the primary and secondary benefits. The primary benefit is the Deferral Account balance at the end of the plan year immediately preceding the director's termination of service, which is payable to the director in ten equal annual installments. The secondary benefit is the amount equal to the growth in the Deferral Account and must be paid within 60 days of the end of each plan year. All of the affected directors other than Mr. Kent agreed, effective July 31, 2005, to terminate their Deferred Compensation Agreements and accept shares of our common stock having a value equal to their Deferral Account balances in full satisfaction of our obligations under their Deferred Compensation Agreements. Mr. Kent, who was fully vested in his benefits under his Deferred Compensation Agreements, agreed to the termination of such agreements effective January 1, 2006 in exchange for our agreement to fund a new deferred compensation arrangement for him in the amount of $154,547, representing the then-current present value of amounts that would have been paid to him under his Deferred Compensation Agreements. Under this new arrangement, such amount is deemed to be invested in specified benchmark funds or indices, and Mr. Kent is entitled to receive benefits based upon the value of his deemed investment account after giving effect to deemed investment gains and losses on the account. Mr. Kent may elect to receive such benefits in five or ten annual installments or in a lump sum beginning in 2011 or 2016, at his election, subject to earlier termination of the arrangement.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our principal executive, financial and accounting officers. A copy of our code of ethics is available on our website, www.superiorbank.com. We intend to disclose information about any amendments to, or waivers from, our code of ethics that are required to be disclosed under applicable Securities and Exchange Commission regulations by providing appropriate information on our website. If at any time our code of ethics is not available on our website, we will provide a copy of it free of charge upon written request.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish Superior Bancorp with copies of all Section 16(a) forms that they file. Based on a review of the copies of the forms furnished to us, or written representations that no reports on Form 5 were required, we believe that during 2007, all of our officers, directors and greater-than-10% beneficial owners complied with all applicable filing requirements except as set forth in the following paragraph.

Mr. Morton filed a late Form 4 in May 2007 reporting an open market purchase of 4,600 shares of Superior Bancorp common stock.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our compensation program for (a) our principal executive officer, (b) our principal financial officer, and (c) the three other most highly compensated executive officers of Superior Bancorp during the year ended December 31, 2007. These executive officers are referred to collectively as the "named executive officers." For a summary of the amount of compensation paid to the named executive officers in 2007, please see "Summary of Cash and Certain Other Compensation" below.

Compensation Philosophy and Policies for Executive Officers

Superior Bancorp's Board of Directors has established a Compensation Committee which is responsible for determining the compensation of all officers, including the named executive officers. See "Certain Information Concerning the Board of Directors and its Committees." The Compensation Committee's objective is to compete effectively for the services of qualified officers and key employees, to give those employees appropriate incentive to pursue the maximization of long-term stockholder value, and to recognize those employees' success in achieving both qualitative and quantitative goals for the benefit of Superior Bancorp.

The Compensation Committee believes that executives of Superior Bancorp should be rewarded based upon their success in meeting certain operational goals, improving earnings and generating returns for stockholders. The Compensation Committee strives to establish levels of compensation that take these factors into account and provide appropriate recognition for past achievement and incentive for future success. The Compensation Committee recognizes that the market for executives with expertise and experience in the banking industry is highly competitive. In order to attract and retain qualified executives, the Compensation Committee believes that Superior Bancorp must offer compensation at competitive levels. In addition, the Compensation Committee believes that Superior Bancorp's stock incentive plans offer its executives meaningful equity participation in Superior Bancorp's common stock. The Compensation Committee feels that the combination of cash compensation and equity participation will be effective in stimulating Superior Bancorp's executives to meet both long-term and short-term goals.

The role of management in determining executive compensation is limited to gathering information for the Compensation Committee. For example, compensation data regarding selected peer companies is compiled by management. See "Benchmarking." The Compensation Committee receives the information from management and then determines how it will utilize such information in the Committee's decision-making process. The Compensation Committee does not delegate to any other committee or individual its authority to determine the compensation of the executive officers of Superior Bancorp.

Benchmarking

To assist the Compensation Committee in determining competitive levels of compensation, the Committee reviews external compensation studies as well as compensation data for selected positions compiled internally from proxy statements for selected peer companies. The most recent peer group was composed of the following financial institutions: Alabama National Bancorporation (Birmingham, AL), Bank of the Ozarks, Inc. (Little Rock, AR), BancTrust Financial Group, Inc. (Mobile, AL), Fidelity Southern Corporation (Atlanta, GA), Hancock Holding Company (Gulfport, MS), IberiaBank Corporation (Lafayette, LA), Seacoast Banking Corporation of Florida (Stuart, FL), Simmons First National Corporation (Pine Bluff, AR), and United Community Banks, Inc. (Blairsville, GA). Although the Compensation Committee does not maintain a formal record of, and has not established fixed targets for, where its compensation stands with respect to the peer companies, the Compensation Committee's goal is for the compensation package provided to a Superior Bancorp officer to be comparable to, and consequently competitive with, the compensation provided by the peer companies for a similarly situated position.

Elements of Compensation

There are three primary components of Superior Bancorp's executive compensation program: base salary, short-term incentive compensation and long-term incentive compensation. The Compensation Committee has not established a specific targeted mix of compensation between base salary and short-term and long-term incentives. Short-term incentives are based upon percentages of base salary and long-term incentives are determined based upon a targeted pool of equity. In addition to these primary forms of compensation, Superior Bancorp provides certain perquisites to its executive officers and maintains qualified retirement plans in which its executive officers participate.

Base Salary: The Compensation Committee endeavors to establish base salary levels for executives that are consistent and competitive with those provided for similarly situated executives of other publicly held financial institutions of similar size and in similar geographic markets, taking into account each executive's areas and level of responsibility. As noted above, the Committee utilizes data for peer companies in making its determination. For 2007 the Committee determined that the salary of Mr. Bailey would increase from $400,000 to $450,000, the salary of Mr. Scott would increase from $300,000 to $350,000, and the salary of Mr. Gardner would increase from $250,000 to $300,000 due to their contributions to Superior Bancorp and in recognition of the fact that none of these individuals received a salary increase for 2006. Mr. Tarnakow joined Superior Bancorp in April of 2007 at an annual base salary of $200,000. Mr. Caughran joined Superior Bancorp in November 2006, and his annual base salary of $165,000 was not changed for 2007. The salary of Mr. Gossett, who served as the principal financial officer for part of 2007, was increased from $140,770 for 2006 to $146,289 for 2007.

Short-Term Incentive Compensation: The Compensation Committee has approved a Management Incentive Plan, which is intended to recognize and reward senior officers of Superior Bancorp and its subsidiaries and affiliates who have contributed to the enhancement of stockholder value through the achievement of corporate and personal performance goals during each plan year. Under the terms of the Management Incentive Plan, the Compensation Committee approves those officers selected to participate in the plan based upon the recommendation of the Chief Executive Officer. Participants are notified by February 15 of each plan year of their eligibility to participate in the plan for such year. For each year, the Compensation Committee will establish corporate financial and operational performance goals, and participants will jointly establish with their respective supervisors individual performance goals. Participants will be assigned to specific potential award levels ranging from 15% to 50% of their respective base salaries, and will be eligible to earn up to 125% of their potential award levels depending upon corporate performance. Awards will be made in a lump sum distribution by March 15 of the year following the plan year. The Compensation Committee has discretion to increase the earned award payment or award a discretionary payment in lieu of the award payment. The Compensation Committee did not exercise this discretion with respect to any of the named executive officers for 2007. The Compensation Committee makes a determination of awards based on the information available to it at the time. The Compensation Committee has no policy to adjust or recover awards or payments if the relevant company performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. The Compensation Committee believes that the decision of whether a recovery is appropriate depends upon the facts and circumstances surrounding the restatement or adjustment.

For 2007 the corporate performance goals consisted of five components: (1) net operating earnings for the year, weighted at 30%; (2) year-over-year growth in core deposits, weighted at 20%; (3) year-over-year loan growth, weighted at 20%; (4) the level of non-performing assets and net charge-offs at year end, weighted at 20%; and (5) the regulatory ratings assigned to Superior Bank, weighted at 10%. The individual goals for each of Mr. Bailey, Mr. Scott and Mr. Gardner for 2007 were identical to the corporate goals because each of these officers has responsibility for the performance of the entire company. The potential award level for each of Mr. Bailey, Mr. Scott, and Mr. Gardner was 50% of their respective base salaries as provided in their respective employment agreements with Superior Bancorp. See "Employment Agreements." The Compensation Committee determined that Mr. Bailey, Mr. Scott and Mr. Gardner were entitled to payouts for 2007 of $108,000, $84,000, and $72,000, respectively, representing 24% of their respective base salaries. The potential award level of each of Mr. Tarnakow and Mr. Caughran was 40% of their respective base salaries. The Compensation Committee determined that Mr. Tarnakow and Mr. Caughran were entitled to payouts of $31,569 and $39,600, respectively, representing 24% of their respective base salaries paid during 2007. The potential award level of Mr. Gossett was 15% of his base salary, and the Compensation Committee determined that Mr. Gossett was entitled to a payout of $9,700, representing 7% of his base salary. In lieu of cash payments, Superior Bancorp granted to Mr. Tarnakow and

Mr. Caughran restricted stock valued at the closing price of Superior Bancorp common stock on the date of the award. The restricted stock vests over a two-year period.

Long-Term Incentive Compensation: In addition to cash incentive compensation, Superior Bancorp utilizes equity-based compensation in the form of stock options to encourage its executives to meet operational goals and maximize long-term stockholder value. Because the value of stock options granted to an executive is directly related to Superior Bancorp's success in enhancing its market value over time, the Compensation Committee believes that its stock option programs are effective in aligning the interests of management and stockholders.

Except for stock options granted to new employees as a condition of their employment, the Compensation Committee generally considers grants annually at its July meeting. The Compensation Committee establishes a target for its annual stock option grants. The amount of options for each individual is determined taking into account an executive's current responsibilities and historical performance, as well as the executive's contribution to Superior Bancorp's results of operations. In evaluating award grants, the Compensation Committee considers prior grants and shares currently held, as well as the recipient's success in meeting operational goals and the recipient's level of responsibility. However, no fixed formula is utilized to determine particular grants. The Compensation Committee believes that the opportunity to acquire a significant equity interest in Superior Bancorp will be a strong motivation for the executives to pursue the long-term interests of Superior Bancorp and will promote longevity and retention of key executives. In 2007 the Compensation Committee granted the following options to purchase Superior Bancorp stock to its named executive officers: 50,000 shares to Mr. Tarnakow; 10,000 shares Mr. Caughran; and 3,000 shares to Mr. Gossett. No grants were made to Mr. Bailey, Mr. Scott or Mr. Gardner in 2007 in light of the grants which were made to each individual during 2005 as part of the inducement of each of these individuals to join the management team of Superior Bancorp. See "Employment Agreements."

Superior Bancorp encourages its executives to participate in the equity ownership of the company and seeks to facilitate this ownership through its long-term incentive program. However, Superior Bancorp has not established any security ownership requirements or guidelines for its executives.

Retirement Plans:

The retirement plans maintained by Superior Bancorp are tax-qualified plans in which named executive officers participate on the same terms as other full-time employees of Superior Bancorp. The company maintains a 401(k) plan pursuant to which it matches 100% of the first 3% and 50% of the next 2% of compensation contributed to the plan by the employee. During most of 2007 Superior Bancorp maintained two employee stock ownership plans ("ESOPs"), one of which it acquired as a result of its merger with Community Bancshares, Inc. in 2006. Contributions to the ESOPs are determined by the Board of Directors, but must be in an amount sufficient to enable the ESOPs to service their debt. Superior Bancorp's contributions to the 401(k) plan and ESOPs for the benefit of the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table below. Superior Bancorp terminated one of its ESOPs on August 31, 2007. Each of the named executive officers who participated in the terminated ESOP elected to have his Superior Bancorp common stock transferred from the terminated plan directly to the Superior stock fund of the 401(k) plan.

Superior Bancorp also maintains a defined benefit pension plan which it acquired as a result of the merger with Community Bancshares, Inc. The pension plan has been frozen since December 31, 2003 so that no additional benefits are accruing under the plan. Superior Bancorp is required to make contributions to the plan in an amount sufficient to satisfy the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Mr. Caughran is the only named executive officer with an accrued benefit under the pension plan. See "Pension Benefits."

Perquisites and Other Benefits:

Pursuant to the terms of their employment agreements, Mr. Bailey, Mr. Scott and Mr. Gardner each receive certain perquisites or other benefits, including use of an automobile, club memberships and life insurance in excess of that provided under the company's group term life insurance plan. The Compensation Committee believes that all of these benefits are appropriate considering the level of responsibility of these officers. See "Summary Compensation Table — All Other Compensation."

Tax and Accounting Considerations

The Omnibus Budget Reconciliation Act of 1993 contains a provision under which a publicly traded corporation is sometimes precluded from taking a federal income tax deduction for compensation in excess of $1,000,000 that is paid to the chief executive officer and the four other most highly-compensated executives of a corporation during its tax year. Compensation in excess of $1,000,000 continues to be deductible if that compensation is "performance based" within the meaning of that term under Section 162(m) of the Internal Revenue Code. The Compensation Committee is aware of the potential effects of the Code. The Committee has chosen not to distort its methodology and application of the factors it believes pertinent so as to ensure that all executive compensation is deductible under Section 162(m). While the Compensation Committee intends that Superior Bancorp's compensation plans will meet, to the extent practical, the prerequisites for deductibility under Section 162(m), if it develops that a portion of the compensation of one or more executive officers is not deductible under Section 162(m), then the Compensation Committee expects that Superior Bancorp would honor its obligations to the executive officers under the compensation arrangements approved by the Compensation Committee.

We account for all compensation paid in accordance with generally accepted accounting principles. The accounting treatment has generally not affected the form of compensation paid to the named executive officers.

Use of Contractual Arrangements

The Compensation Committee considers contractual arrangements to be an effective method of attracting and retaining the services of executives in critical positions. The terms of the company's agreements are summarized under "Employment Agreements" and "Potential Payouts Upon Termination of Employment or Change in Control of Superior Bancorp."

Compensation Committee Report (1)

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based upon this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report is submitted by the following directors of Superior Bancorp, comprising all of the members of the Compensation Committee of the Board of Directors as of December 31, 2007.

James M. Link, Chairman
James Mailon Kent, Jr.
John C. Metz

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(1) The information under this caption is not "soliciting material" or material "filed" with the SEC, except (a) as otherwise required by the rules of the SEC or (b) as we may specifically so request or specifically incorporate it by reference in a filing with the SEC.

Summary of Cash and Certain Other Compensation

The following table presents certain information concerning compensation paid or accrued for services rendered to Superior Bancorp in all capacities during the year ended December 31, 2007, for the named executive officers.

Summary Compensation Table

Name and Principal Position Held	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)(2)	Total ($)
C. Stanley Bailey.......	2007	$450,000	—	—	—	$108,000	—	$39,350	$597,350
Chairman and CEO	2006	$400,000	—	—	—	$190,000	—	$38,185	$628,185
C. Marvin Scott........	2007	$350,000	—	—	—	$ 84,000	—	$35,058	$469,058
President	2006	$300,000	—	—	—	$144,000	—	$57,977	$501,977
Rick D. Gardner	2007	$300,000	—	—	—	$ 72,000	—	$22,068	$394,068
Chief Operating Officer	2006	$250,000	—	—	—	$120,000	—	$25,762	$395,762
Mark Tarnakow........	2007	$131,539	—	—	$25,895	—	—	$ 8,043	$165,477
Chief Financial Officer	2006	—	—	—	—	—	—	—	—
William Caughran	2007	$165,000	$215,099	—	$ 5,180	—	$3,480(3)	$ 5,656	$394,415
General Counsel	2006	$165,000	—	—	—	—	$681(3)	$13,678	$179,359
James C. Gossett.......	2007	$146,289	—	—	$ 9,835	$ 9,700	—	$ 7,958	$173,782
Finance Director — External Reporting(4)	2006	$140,770	—	—	$ 3,450	$ 21,000	—	$10,613	$175,833

(1) Amounts in this column are the amounts recognized by Superior Bancorp in its financial statements as expense for the year shown in connection with outstanding stock options granted during that year or prior years. Mr. Tarnakow, Mr. Caughran, and Mr. Gossett were granted options to purchase 50,000, 10,000, and 3,000 shares, respectively, of Superior Bancorp common stock in 2007. Mr. Gossett was granted options to purchase 5,000 shares of Superior Bancorp common stock in 2006. See "Grant of Plan-Based Awards."

(2) Represents the following expenses paid or reimbursed by Superior Bancorp for executive officers in 2007: Mr. Bailey — country club expenses of $3,765; automobile expenses of $15,250; life insurance premiums of $3,016; reimbursement of $325 related to the payment of taxes, company contributions of approximately $11,114 to the company's defined contribution retirement plans, and 5,880 in reimbursement of expenses in connection with the company's use of an airplane owned by an entity controlled by Mr. Bailey; Mr. Scott — country club expenses of $5,736; automobile expenses of $14,750; life insurance premiums of $2,773; reimbursement of $685 related to the payment of taxes, and company contributions of approximately $11,114 to the company's defined contribution retirement plans ; Mr. Gardner — automobile expenses of $9,750; life insurance premiums of $1,025; reimbursement of $179 related to the payment of taxes; and company contributions of approximately $11,114 to the company's defined contribution retirement plans; Mr. Tarnakow — automobile expenses of $3,923 and company contributions of $4,120 to the company's defined contribution retirement plans; Mr. Caughran — company contributions of approximately $5,656 to the company's defined contribution retirement plans; and Mr. Gossett — company contributions of approximately $7,958 to the company's defined contribution retirement plans. Amounts shown as company contributions to defined contribution retirement plans are estimates since plan allocations for 2007 have not been finalized. Represents the following expenses paid or reimbursed by Superior Bancorp for executive officers in 2006: Mr. Bailey — country club expenses of $1,500; automobile expenses of $9,250; life insurance premiums of $2,262; reimbursement of $311 related to the payment of taxes, company contributions of $18,182 to the company's defined contribution retirement plans, and $6,680 in reimbursement of expenses in connection with the company's use of an airplane owned by an entity controlled by Mr. Bailey; Mr. Scott — country club expenses of $5,088; automobile expenses of $14,750; life insurance premiums of $2,773; relocation expenses of $10,145; reimbursement of $8,157 related to the payment of taxes, and company contributions of $17,064 to the company's defined contribution retirement plans ; Mr. Gardner — automobile expenses of $9,250; life insurance premiums of $1,025; reimbursement of $205 related to the payment of taxes; and company contributions of $15,282 to the company's defined contribution retirement plans; Mr. Caughran — automobile expenses of $5,539 and company contributions of $8,139 to the company's defined contribution

retirement plans; and Mr. Gossett — company contributions of $10,613 to the company's defined contribution retirement plans.

(3) Represents the net change in the actuarial value of Mr. Caughran's accumulated benefit under the Community Bancshares, Inc. Revised Pension Plan for the years indicated.

(4) Mr. Gossett served as the principal financial officer of Superior Bancorp through May 9, 2007.

Grants of Plan-Based Awards

The following table contains information concerning compensation granted to the named executive officers during 2007 pursuant to incentive compensation plans of Superior Bancorp.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)	Threshold (#)	Target (#)(2)	Maximum (#)	(#)	(#)	($/Sh)	
C. Stanley Bailey	1/23/07	N/A	$225,000	N/A	—	—	—	—	—	—	—
C. Marvin Scott	1/23/07	N/A	$175,000	N/A	—	—	—	—	—	—	—
Rick D. Gardner	1/23/07	N/A	$150,000	N/A	—	—	—	—	—	—	—
Mark Tarnakow	4/30/07	N/A	$ 80,000	N/A	—	—	—	—	—	—	—
	7/17/07	—	—	—	N/A	50,000	N/A	—	—	$9.99	$170,843
William Caughran	1/23/07	N/A	$ 66,000	N/A	—	—	—	—	—	—	—
	7/17/07	—	—	—	N/A	10,000	N/A	—	—	$9.99	$ 34,169
James C. Gossett	1/23/07	N/A	$ 21,116	N/A	—	—	—	—	—	—	—
	7/17/07	—	—	—	N/A	3,000	N/A	—	—	$9.99	$ 10,251

(1) Amounts represent target awards under the Management Incentive Compensation Plan, which equal a specified percentage of base salary. The plan does not have threshold or maximum amounts. Plan awards of up to 125% of target could be paid for extraordinary performance and amounts significantly below target could be awarded for less than adequate performance. Actual cash payments made in 2008 for 2007 are shown in the summary compensation table and are below the targets. Awards of restricted stock made in 2008 in lieu of cash payments and a discussion of performance targets are disclosed in the Compensation Discussion and Analysis above.

(2) The number of shares of Superior Bancorp common stock which may be acquired pursuant to the exercise of stock options granted during 2007.

Employment Agreements

C. Stanley Bailey. Mr. Bailey and Superior Bancorp have entered into an Employment Agreement, dated January 24, 2005, under which Superior Bancorp has agreed to employ Mr. Bailey as Chief Executive Officer of Superior Bancorp and Superior Bank for a term originally scheduled to expire January 31, 2008. The Employment Agreement automatically renews for successive one-year extensions on each anniversary of the commencement of the term unless either party gives the other 30 days' prior written notice of nonrenewal. Under the Employment Agreement, Mr. Bailey is entitled to an initial base salary at the annual rate of $400,000 per year and to an annual target bonus of 50% of his base salary, subject to the achievement of agreed-upon performance goals. Mr. Bailey is also entitled to participate in other bonus or long-term incentive plans applicable to similarly situated executive officers, and to participate in such insurance, medical and other employee benefit plans as may be provided to such executive officers. Superior Bancorp is also required to provide Mr. Bailey with certain other benefits, including a term life insurance policy in the amount of at least $1 million, an automobile and customary automobile-related benefits, and initiation fees, dues and assessments for approved club memberships, and to pay certain relocation expenses. The agreement restricts Mr. Bailey's ability to engage in various activities competitive with Superior Bancorp's business during the terms of his employment and for one year after Mr. Bailey ceases to be employed by Superior Bancorp. The agreement obligates Superior Bancorp to appoint Mr. Bailey to the Board of Directors of Superior Bancorp, and further provides that Mr. Bailey will be Chairman of the Board.

C. Marvin Scott and Rick D. Gardner. Mr. Scott and Mr. Gardner have entered into employment agreements with Superior Bancorp and the Bank providing for terms substantially identical to those described above with respect to Mr. Bailey, except that (a) Mr. Scott's initial annual base salary is $300,000 and Mr. Gardner's initial annual base salary is $250,000; (b) Superior Bancorp is obligated to provide term life insurance policies to Mr. Scott in the amount of $750,000 and to Mr. Gardner in the amount of $600,000; and (c) each of Mr. Scott and Mr. Gardner was required to be appointed as a director of Superior Bancorp effective on or before December 31, 2005, if then permitted by the NASDAQ Stock Market Marketplace Rules, or, if not so permitted on or before December 31, 2005, then as soon thereafter as is permitted by the NASDAQ Stock Market Marketplace Rules. Both Mr. Scott and Mr. Gardner were elected as directors at the 2005 Annual Meeting of Stockholders and continue to serve in such capacity.

Stock Option Grants to Messrs. Bailey, Scott and Gardner. Under their respective employment agreements, Superior Bancorp is obligated to grant, and has granted as of January 24, 2005, options to acquire 711,970 shares of common stock to Mr. Bailey, 355,985 shares to Mr. Scott, and 355,985 shares to Mr. Gardner, each at an exercise price of $8.17 per share, the market price on the date of grant. Such options have a ten-year term. Such options were originally scheduled to vest and become exercisable as follows:

- 50% on April 24, 2005;
- 20% on the later of (x) the date on which the average closing price per share of Superior Bancorp common stock over a 15-consecutive-trading-day period (the "Market Value price") is at least $10 but less than $12, and (y) June 29, 2005 (the "Alternate Vesting Date");
- 15% on the later of (x) the date on which the Market Value price is at least $12 but less than $14, and (y) the Alternate Vesting Date; and
- 15% on the later of (x) the date on which the Market Value price is at least $14, and (y) the Alternate Vesting Date.
- To the extent not otherwise vested, on January 24, 2010.

The initial 70% of such grants vested as provided above. The remaining 30% of such grants were vested effective November 15, 2005, as a result of the determination by the Compensation Committee of the Board of Directors to vest all outstanding but unvested stock option grants in full as of such date. In consideration of such accelerated vesting, Messrs. Bailey, Scott and Gardner agreed to forgo any bonuses for which they would otherwise have been entitled with respect to 2005.

Mark A. Tarnakow, William H. Caughran and James C. Gossett. Superior Bancorp and each of Mr. Tarnakow, Mr. Caughran, and Mr. Gossett are parties to Change in Control Agreements under which each individual would be entitled to certain benefits in the event that, following a Change in Control (as defined) of Superior Bancorp, the individual's employment is terminated involuntarily without Cause (as defined) or voluntarily by the individual after a material diminution in the individual's compensation, authority or duties or a material change in the geographic location at which the individual must perform services. The benefits to which each individual would be entitled include a lump sum payment of a specified multiple of the individual's base salary and target bonus, immediate vesting of all unvested amounts under benefit plans, and continued participation in Superior Bancorp's welfare benefit plans for certain time periods. The multiple of salary and bonus payable to each individual is 2.99 for Mr. Tarnakow, 1.5 for Mr. Caughran and 1.0 for Mr. Gossett.

In connection with the acquisition of Community Bancshares, Inc., Superior Bank entered into an agreement with Mr. Caughran dated August 31, 2006 which provides that Mr. Caughran will serve as the General Counsel of Superior Bancorp and Superior Bank. In accordance with the terms of the agreement, Mr. Caughran was paid a bonus of $215,099 in November 2007. No other benefits are due to Mr. Caughran pursuant to that agreement.

The provisions of each of these agreements relating to termination of the individual's employment are discussed below under the caption "Potential Payouts Upon Termination of Employment or Change in Control of Superior Bancorp."

Outstanding Equity Awards at Year End 2007.

The following table provides information with respect to equity awards held by the named executive officers at December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (#)	Number of Securities Underlying Unexercised Options (#) Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
C. Stanley Bailey	711,970	—	—	$ 8.17	2015	—	—	—	—
C. Marvin Scott	355,985	—	—	$ 8.17	2015	—	—	—	—
Rick D. Gardner	355,985	—	—	$ 8.17	2015	—	—	—	—
Mark Tarnakow	—	50,000(1)	—	$ 9.99	2017	—	—	—	—
William Caughran	—	10,000(1)	—	$ 9.99	2017	—	—	—	—
James C. Gossett	—	3,000(1)	—	$ 9.99	2017	—	—	—	—
	—	5,000(1)	—	$10.56	2016	—	—	—	—
	5,000	—	—	$10.68	2015	—	—	—	—
	15,000	—	—	$ 6.25	2014	—	—	—	—
	2,500	—	—	$ 7.67	2012	—	—	—	—
	7,500	—	—	$ 6.65	2011	—	—	—	—
	2,500	—	—	$ 6.00	2010	—	—	—	—

(1) These options will vest upon the earlier of five years from the date of grant or (a) 50% vesting upon Superior Bancorp common stock reaching a per share market value price of $12.00 and (b) 50% vesting upon Superior Bancorp common stock reaching a per share market value price of $14.00.

Options Exercises and Vesting of Stock.

During 2007, no named executive officer exercised stock options or became vested in any restricted stock.

Pension Benefits.

The following table provides information with respect to retirement benefits of the named executive officers pursuant to defined benefit plans and related supplemental executive retirement plans maintained by Superior Bancorp.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
C. Stanley Bailey	—	—	—	—
C. Marvin Scott	—	—	—	—
Rick D. Gardner	—	—	—	—
Mark Tarnakow	—	—	—	—
William Caughran	Community Bancshares, Inc. Revised Pension Plan	5(1)	$48,718(2)	—
James C. Gossett	—	—	—	—

(1) Mr. Caughran's years of credited service are less than his actual years of service because the Community Bancshares, Inc. Revised Pension Plan was frozen as of December 31, 2003 and accrual of credited service ceased at that time.

(2) The key assumptions used in determining the present value of Mr. Caughran's benefit are the same assumptions used to calculate the plan's liabilities as disclosed in Note 20 to the consolidated financial statements of Superior Bancorp and its subsidiaries contained in Superior Bancorp's Annual Report on Form 10-K for the year ended December 31, 2007.

Superior Bancorp became the sponsor of the Community Bancshares, Inc. Revised Pension Plan upon its merger with Community Bancshares in November 2006. The plan was frozen as of December 31, 2003 such that no new participants may enter the plan and no current participants may accrue any additional benefits under the plan. The amount of the retirement benefit for a participant is determined by the length of the participant's credited service under the plan and his average monthly earnings for the five highest compensated, consecutive calendar years of the participant's final ten consecutive calendar years of employment. Compensation covered by the plan is total compensation, including bonuses, overtime or other forms of extraordinary compensation, subject to the limitation on compensation imposed by Section 401(a)(17) of the Internal Revenue Code. The amount of compensation taken into account in determining a participant's retirement benefits was also frozen as of December 31, 2003.

Nonqualified Deferred Compensation

None of the named executive officers participate in any deferred compensation plans.

Potential Payouts Upon Termination of Employment or Change in Control of Superior Bancorp

As discussed above under the caption "Employment Agreements," each of Mr. Bailey, Mr. Scott and Mr. Gardner are parties to an employment agreement with Superior Bancorp, and each of Mr. Tarnakow, Mr. Caughran and Mr. Gossett is a party to a change in control agreement with Superior Bancorp.

Messrs. Bailey, Scott and Gardner. If the employment of any of Mr. Bailey, Mr. Scott or Mr. Gardner is terminated other than for Cause (as defined) or as a result of his death or disability, or if any such executive terminates the agreement as a result of certain adverse changes in his functions, duties or responsibilities or of another material breach by Superior Bancorp of its obligations, the executive is entitled to continued compensation at the then-current rate (including bonus compensation) for the then-remaining term of the agreement, provided that the executive may elect to receive such payment in a lump sum discounted to present value using a 6% discount rate, and to the continuation of other benefits during such remaining term. If the executive's employment is terminated as a result of his disability, he is entitled to continued compensation at his then-current rate (including bonus compensation) and the continuation of other benefits for one year. If the executive's employment by Superior Bancorp is terminated within two years following a Change in Control (as defined), other than for Cause or as a result of his death, disability or retirement, or if the executive terminates such employment following the occurrence of specified events within two years after a Change in Control, the executive will be entitled to receive a lump sum payment equal to three times the sum of (i) his then-current base salary plus (ii) the target bonus he would have been entitled to receive, and he will be entitled to receive other benefits specified in the agreement. In addition, he will be entitled to a gross-up payment equal to the amount of any excise taxes imposed upon him as a result of such payments upon termination following a Change in Control.

If the employment of Mr. Bailey, Mr. Scott and Mr. Gardner had terminated as of December 31, 2007, other than for Cause, death or disability or following a Change in Control, Superior Bancorp would have been obligated to make payments of $1,081,031 to Mr. Bailey; $840,784 to Mr. Scott; and $720,672 to Mr. Gardner, assuming each individual elected to be paid in a lump sum discounted to present value. Superior Bancorp would also be obligated to continue the executive's participation in all benefit programs through January 24, 2010 at an approximate cost of $16,752 for Mr. Bailey, $16,842 for Mr. Scott, and $14,462 for Mr. Gardner and to transfer to each executive title to the company automobile assigned to the executive at an approximate cost of $73,889 for Mr. Bailey, $21,494 for

Mr. Scott, and $16,673 for Mr. Gardner. The costs for continued benefits assume that there are no premium increases under the company's insurance programs prior to January 24, 2010.

If the employment of Messrs. Bailey, Scott and Gardner had terminated as of December 31, 2007 following a Change in Control, Superior Bancorp or its successor would have been obligated to make payments of the following amounts, including gross-up payments: $2,823,736 to Mr. Bailey; $2,180,375 to Mr. Scott; and $1,873,706 to Mr. Gardner. Superior Bancorp or its successor would also be obligated until December 31, 2010 to provide each executive with life insurance, medical insurance, dental insurance and accident and disability insurance substantially equivalent to what executive received prior to the termination of his employment at an approximate cost of $25,128 for Mr. Bailey, $25,263 for Mr. Scott and $21,693 for Mr. Gardner and to transfer to each executive title to the company automobile assigned to the executive at an approximate cost of $73,889 for Mr. Bailey, $21,494 for Mr. Scott, and $16,673 for Mr. Gardner. The costs for continued benefits assume that there are no premium increases under the company's insurance programs prior to December 31, 2010.

Messrs. Tarnakow, Caughran, and Gossett. Pursuant to the terms of their Change in Control Agreements, Mr. Tarnakow, Mr. Caughran, and Mr. Gossett would each be entitled to certain benefits in the event that, following a Change in Control (as defined) of Superior Bancorp, the individual's employment is terminated involuntarily without Cause (as defined) or voluntarily by the individual after a material diminution in the individual's compensation, authority or duties or a material change in the geographic location at which the individual must perform services. The benefits to which each individual would be entitled include a lump sum payment of a specified multiple of the individual's base salary and target bonus, immediate vesting of all unvested amounts under benefit plans, and continued participation in Superior Bancorp's welfare benefit plans for certain time periods. The multiple of salary and bonus payable to each individual is 2.99 for Mr. Tarnakow, 1.5 for Mr. Caughran and 1.0 for Mr. Gossett.

If the employment of Messrs. Tarnakow, Caughran and Gossett had terminated as of December 31, 2007 following a Change in Control, Superior Bancorp or its successor would have been obligated to pay Mr. Tarnakow $837,200, Mr. Caughran $346,500, and Mr. Gossett $168,232. In addition, Messrs. Tarnakow, Caughran and Gossett would have become vested in options to purchase 50,000, 10,000 and 3,000 shares, respectively, of Superior Bancorp common stock which were granted in 2007, and Mr. Gossett would have become vested in options to purchase an additional 5,000 shares of Superior Bancorp common stock which were granted in 2006. The expense to Superior Bancorp resulting from the vesting of these options as of December 31, 2007 would have been $139,823 for Mr. Tarnakow, $27,964 for Mr. Caughran, and $14,609 for Mr. Gossett. Superior Bancorp would also incur the following expenses in connection with continuing certain welfare insurance benefits for Mr. Tarnakow for three years, for Mr. Caughran for 18 months, and for Mr. Gossett for one year: $18,348, $1,138, and $5,776, respectively. The costs for continued welfare insurance benefits assume that there are no premium increases under the company's insurance programs during these time periods.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2007, relating to our equity compensation plans pursuant to which grants of options, restricted stock units or other rights to acquire shares may be granted in the future.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders(1)	1,466,096	$8.21	136,730
Equity Compensation Plans not Approved by Security Holders(2)	1,742,097	$8.32	34,048
Total	3,208,193	$8.27	170,778

(1) Excludes 206,875 shares of restricted stock granted under the Third Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation.

(2) Includes options covering (a) 1,740,937 shares issued to Messrs. Bailey, Scott and Gardner and three other management employees in connection with their employment agreements, (b) 34,048 shares reserved for issuance to other new management hires, and (c) 1,160 shares authorized and issued under the Commerce Bank of Alabama Stock Option Plan, which we assumed in the merger with Commerce Bank of Alabama in November 1998. We do not intend to grant any additional options under this plan.

Third Amended and Restated 1998 Stock Incentive Plan. The objectives of the Third Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation are to further our growth and development by (i) encouraging selected participants who contribute or are expected to contribute materially to our success to obtain shares of our common stock and to encourage them to promote our best interests and (ii) affording us a means of attracting qualified personnel. The plan authorizes the grant of incentive stock options, nonqualified stock options and other awards, including stock appreciation rights, restricted stock and performance shares. The plan covers 2,500,000 shares of our common stock. As of December 31, 2007, the Compensation Committee has granted options to purchase 1,466,096 shares of our common stock which remain outstanding and restricted stock awards covering 162,704 shares of our common stock which remain outstanding. Those shares may be, in whole or in part, authorized but unissued shares or issued shares that we have reacquired.

Our Compensation Committee, which administers the Third Amended and Restated 1998 Stock Incentive Plan, may grant options or other awards to employees, officers, directors, consultants, agents, independent contractors and other persons who contributed or are expected to contribute materially to our success. The Compensation Committee, subject to the approval of the Board of Directors and the provisions of the plan, has full power to determine the types of awards to be granted, to select the individuals to whom awards will be granted, to fix the number of shares that each optionee may purchase, to set the terms and conditions of each option, and to determine all other matters relating to the plan.

The Commerce Bank of Alabama Stock Incentive Compensation Plan. We assumed the Commerce Bank of Alabama Incentive Compensation Plan in our acquisition of Commerce Bank of Alabama on November 6, 1998. This plan authorized the grant of incentive and nonqualified options to purchase common stock of Superior Bancorp. As of December 31, 2007, there were options outstanding under this plan to purchase 1,160 shares of common stock at a price of $6.24 per share. We have not granted and do not intend to grant any additional options under this plan.

Management Matters

There are no arrangements or understandings known to us between any of our directors, nominees for director or executive officers and any other person pursuant to which any such person was or is to be nominated or elected as a director or an executive officer except as otherwise disclosed herein. The employment agreements for Mr. Bailey, Mr. Scott and Mr. Gardner provide that they will be nominated to serve as directors of Superior Bancorp.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee comprises Messrs. Link, Kent and Metz. None of the members of the Compensation Committee is a former or current officer or employee of Superior Bancorp or any of its subsidiaries.

Certain Transactions and Relationships

Superior Bancorp has a written policy concerning transactions with its directors and their family members. The policy provides that neither Superior Bancorp nor its subsidiaries will make payments to, or for the benefit of, any non-employee director or his family members totaling more than $60,000 per year in direct compensation, other than board or committee fees and payments to family members who are non-executive employees of Superior Bancorp or its subsidiaries. The policy also provides that Superior Bancorp will meet or exceed the requirements of the NASDAQ Stock Market with respect to director independence. The policy does not prohibit business relationships between Superior Bancorp or its subsidiaries and business entities affiliated with its directors except to the extent that such relationships would cause less than a majority of Superior Bancorp's directors to be independent under NASDAQ rules.

Superior Bancorp and Superior Bank have entered into transactions with certain directors or officers of Superior Bancorp or their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management involve more than normal credit risk or present other unfavorable features.

The Mailon Kent Insurance Agency received commissions of approximately $185,328 from the sale of insurance to Superior Bancorp during 2007. James Mailon Kent, Jr., a director of Superior Bancorp, is the owner of the Mailon Kent Insurance Agency.

On July 24, 2007, Superior Bank sold a branch office building in Huntsville, Alabama to a limited liability company of which Peter L. Lowe, a director of Superior Bancorp, is a member, for $3,000,000. The limited liability company then leased the building back to Superior Bank. The initial term of the lease is 14 years and the lease may be renewed, at Superior Bank's option, for three additional terms of five years each. The amount of the monthly lease payments to be made by Superior Bank is $19,500 for the first year of the lease and increases annually until it reaches $26,881 per month in year 14. Rent for the renewal terms is to be determined based on appraisals of the property.

On January 30, 2008, Superior Bank entered into agreements with a limited liability company, of which Mr. Lowe is a member, pursuant to which the limited liability company purchased on January 31, 2008 office buildings located in Albertville and Athens, Alabama for a total of $4,250,000. The limited liability company then leased the buildings back to Superior Bank. The initial term of each lease is 13 years, and each lease may be renewed, at Superior Bank's option, for two additional terms of five years each. The amount of the monthly lease payments to be made by Superior Bank in the first year is $13,240 for the Albertville office and $14,208 for the Athens office. These amounts increase annually until they reach $17,393 for the Albertville office and $18,666 for the Athens office in year 13. Rent for the renewal terms is to be determined based on appraisals of the properties.

Superior Bank paid these limited liability companies a total of $97,500 in rent during 2007.

Superior Bancorp believes that the foregoing transactions were made on terms and conditions reflective of arms' length transactions.

PROPOSAL NUMBER TWO
AMENDMENT OF CERTIFICATE OF INCORPORATION
TO EFFECT A REVERSE STOCK SPLIT AND
DECREASE AUTHORIZED SHARES OF COMMON STOCK

Overview

On March 6, 2008, Superior Bancorp's Board of Directors approved, subject to approval by our stockholders, a proposed amendment (the "Proposed Amendment") to Superior Bancorp's Restated Certificate of Incorporation effecting a 1-for-4 reverse split of its issued and outstanding shares of common stock ("reverse stock split" or "reverse split") and decreasing the number of its authorized shares of common stock from 60,000,000 to 15,000,000. The form of the Proposed Amendment is attached to this Proxy Statement as Annex A. Contingent on approval of this proposal by the requisite vote of the stockholders and the filing of the Proposed Amendment with the Secretary of State of the State of Delaware, the 1-for-4 reverse stock split and reduction of authorized shares would be effective in accordance with the terms of the Proposed Amendment.

Reasons for the Proposed 1-for-4 Reverse Stock Split

The number of outstanding shares of Superior Bancorp common stock has increased as a result of the acquisitions completed in 2006 and 2007. As of March 6, 2008, there were approximately 40,211,230 shares of Superior Bancorp common stock issued and outstanding. This number of shares is significantly higher than the number of issued and outstanding shares of those financial institutions that Superior considers to be its peer banks. The number of outstanding shares affects market value per share, book value per share, tangible book value per share, and earnings per share. Reducing the number of outstanding shares of Superior Bancorp to an amount more consistent with the number of outstanding shares of our peer banks should:

- facilitate easier comparison of Superior Bancorp to its peer banks with respect to those measurements affected by the number of outstanding shares;
- broaden the pool of investors that are interested in investing in Superior Bancorp by attracting new investors who would prefer not to invest in shares that trade at single-digit share prices;
- make our common stock a more attractive investment to institutional investors;
- reduce the relatively high transaction costs and commissions incurred by our stockholders due to our currently high number of shares outstanding and correspondingly relatively low per share trading price; and
- illustrate more effectively the impact of our operational efforts by enhancing the visibility of any changes to our reported earnings per share.

In evaluating whether or not to authorize the Proposed Amendment, in addition to the considerations described above, the Board of Directors also took into account various negative factors associated with a reverse stock split. The factors include: the negative perception of reverse stock splits held by some investors, analysts and other stock market participants; the fact that the stock price of some companies that have effected reverse stock splits has subsequently declined back to pre-reverse stock split levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a reverse stock split. Also, other factors such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the price of our common stock would be maintained at the per share price in effect immediately following the effective time of the reverse stock split.

Stockholders should recognize that if a reverse stock split is effected, they will own a fewer number of shares than they currently own (a number equal to the number of shares owned immediately prior to the reverse stock split divided by four — subject to a cash payment in lieu of fractional shares). While we expect that the reverse stock split will result in an increase in the per share price of our common stock, the reverse stock split may not increase the per share price of our common stock in proportion to the reduction in the number of shares of common stock outstanding or result in a permanent increase in the per share price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a reverse stock split is effected and the per share price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. In addition, the reverse stock split will likely increase the number of stockholders who own odd lots (less than 100 shares). Stockholders who hold odd lots typically will experience an increase in the cost of selling their shares, as well as possible greater difficulty in effecting such sales. Accordingly, a reverse stock split may not achieve the desired results that have been outlined above.

Procedure for Effecting Proposed Amendment and Exchange of Stock Certificates

If our stockholders approve the Proposed Amendment, and the Board of Directors determines that a reverse stock split, at a ratio of 1-for-4, continues to be in the best interests of Superior Bancorp and its stockholders, the Board will file the Proposed Amendment reflecting the reverse split and the reduction of the authorized number of shares of our common stock with the Secretary of State of the State of Delaware. The reverse stock split and the reduction of the authorized number of shares of our common stock will become effective as of 11:59 p.m., Eastern Time, on the date of filing, which time will be referred to as the "effective time." We anticipate that the effective time will be promptly following the Annual Meeting. Except as described below under "Cash Payment in Lieu of Fractional Shares," at the effective time each four shares of common stock issued and outstanding immediately prior to the effective time will, automatically and without any further action on the part of our stockholders, be combined into and become one share of common stock. Subject to the cash payment in lieu of fractional shares described below, each certificate which, immediately prior to the effective time represented pre-reverse stock split shares, will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares. The number of authorized shares of our common stock will be decreased from 60 million shares to 15 million shares. Additionally, the number of shares of common stock subject to outstanding options issued by Superior Bancorp will be reduced by a factor of four and the respective exercise prices will be increased by a factor of four.

No fractional shares of common stock will be issued by Superior Bancorp in connection with the reverse stock split. Holders of common stock who would otherwise receive a fractional share of Superior Bancorp common stock pursuant to the reverse stock split will receive cash in lieu of the fractional share as explained more fully below under "Cash Payment in Lieu of Fractional Shares." The cash payments represent merely a mechanical rounding off of the fractional shares that result from the reverse stock split and are not separately bargained-for consideration. Such cash payments will reduce the number of post-split stockholders of record to the extent there are stockholders of record presently holding fewer than four shares at the effective time of the Proposed Amendment. Our common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934. As a result, we are subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934. The proposed reverse stock split would not affect the registration of our common stock under the Securities Exchange Act of 1934.

Superior Bancorp's transfer agent, Registrar and Transfer Company, will act as exchange agent for purposes of implementing the exchange of stock certificates, and is referred to as the "exchange agent." As soon as practicable after the effective time, a letter of transmittal will be sent to stockholders of record as of the effective time for purposes of surrendering to the exchange agent certificates representing pre-reverse stock split shares in exchange for certificates representing post-reverse stock split shares in accordance with the procedures set forth in the letter of transmittal. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. From and after the effective time, any certificates formerly representing pre-reverse stock split shares which are submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will be exchanged for certificates representing post-reverse stock split shares. **STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.**

Even if the stockholders approve the Proposed Amendment, we reserve the right not to effect the reverse stock split and decrease in the number of authorized shares of our common stock if in the opinion of the Board of Directors it would not be in the best interests of Superior Bancorp and its stockholders.

No Appraisal Rights

Because the reverse stock split will apply to all issued and outstanding shares of common stock and outstanding rights to purchase common stock or to convert other securities into common stock, the proposed reverse stock split will not alter the relative rights and preferences of existing stockholders. The par value of Superior Bancorp's common stock will remain unchanged at $0.001 per share.

If a reverse stock split is approved by the requisite vote of the stockholders, stockholders have no right under Delaware law or Superior Bancorp's Restated Certificate of Incorporation or By-Laws to dissent from a reverse stock split or to dissent from the payment of cash in lieu of issuing fractional shares.

Cash Payment in Lieu of Fractional Shares

If the proposed reverse stock split is effected, in lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of such reverse stock split, such holder will receive cash equal to the fair value of such holder's fractional share of common stock as soon as practicable after the effective time of the reverse split. Fair value of a fractional share of common stock will be determined by multiplying the fractional share by the average of the closing trading prices of the common stock (as adjusted to reflect the reverse stock split) during regular trading hours for the five trading days immediately preceding the effective time of the reverse stock split.

Federal Income Tax Consequences

The following description of the material federal income tax consequences of a reverse stock split is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Proxy Statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. Superior Bancorp has not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of a reverse stock split. This discussion is for general information only and does not discuss the tax consequences which may apply to special classes of taxpayers (e.g., non-resident aliens, broker/dealers or insurance companies). The state and local tax consequences of a reverse stock split may vary significantly as to each stockholder, depending upon the jurisdiction in which such stockholder resides. Stockholders are urged to consult their own tax advisors to determine the particular consequences to them.

In general, the federal income tax consequences of a reverse stock split will vary among stockholders depending upon whether they receive cash for fractional shares, or solely a reduced number of shares of common stock in exchange for their old shares of common stock, or both. Superior Bancorp believes that because a reverse stock split would not be part of a plan to increase periodically a stockholder's proportionate interest in the company's assets or earnings and profits, the reverse stock split would likely have the following federal income tax effects.

A stockholder who receives solely a reduced number of shares of common stock would not recognize gain or loss. In the aggregate, such a stockholder's basis in the reduced number of shares of common stock would equal the stockholder's basis in its old shares of common stock.

A stockholder who receives cash in lieu of a fractional share as a result of the reverse stock split would generally be treated as having received the payment as a distribution in redemption of the fractional share, as provided in Section 302(a) of the Code, which distribution would be taxed as either a distribution under Section 301 of the Code or an exchange to such stockholder, depending on that stockholder's particular facts and circumstances. Generally, a stockholder receiving such a payment should recognize gain or loss equal to the difference, if any, between the amount of cash received and the stockholder's basis in the fractional share. In the aggregate, such a stockholder's basis in the reduced number of shares of common stock will equal the stockholder's basis in its old shares of common stock decreased by the basis allocated to the fractional share for which such stockholder is entitled to receive cash.

The Company would not recognize any gain or loss as a result of a reverse stock split.

Decrease in Authorized Common Stock

In the event that the 1-for-4 reverse stock split is approved and implemented, the Board of Directors recommends a reduction in the number of authorized shares of Superior Bancorp common stock from 60 million to 15 million. The Board of Directors believes it is in the best interests of Superior Bancorp to have a sufficient number of shares available, if needed, for issuance in connection with possible future transactions approved by the Board of Directors without the necessity for a special stockholders' meeting (except as may be required by applicable law or regulatory authorities or by the rules of the Nasdaq Global Market). However, the Board of Directors does not anticipate a need for 60 million authorized shares of Superior Bancorp's common stock if the number of outstanding shares and shares reserved for future issuance under compensation arrangements is reduced in a 1-for-4 stock split. The Board of Directors believes that 15 million authorized shares will provide sufficient flexibility to consider and respond to future business opportunities and needs as they arise.

Superior Bancorp's Restated Certificate of Incorporation provides that Superior Bancorp may issue up to 60 million shares of its common stock, $.001 par value per share, of which 40,211,230 shares were issued and outstanding as of March 6, 2008. In addition, as of such date, approximately (a) 29,580 shares were reserved for issuance under our Third Amended and Restated 1998 Stock Incentive Plan, under which options to purchase a total of 1,467,256 shares were outstanding, (b) 34,048 shares were reserved for issuance under other stock options granted, assumed or reserved for future grants by Superior Bancorp under which options to purchase a total of 1,742,097 shares were outstanding, and (c) 30,937 shares were reserved for issuance in lieu of cash compensation to non-employee directors. After giving effect to all such reserved shares, approximately 16,484,852 shares were available for issuance on such date. At the 2008 Annual Meeting stockholders will vote on the adoption of the 2008 Stock Incentive Plan (See Proposal Three below) pursuant to which 1,200,000 shares of common stock will be reserved if such plan is adopted.

If a 1-for-4 reverse stock split is approved and implemented, we anticipate that the number of outstanding shares of common stock will decrease to approximately 10,052,807, the number of shares currently reserved for issuance upon future grants, the exercise of outstanding options and in lieu of cash compensation to non-employee directors will decrease to 825,979, and the number of shares reserved for issuance pursuant to the 2008 Stock Incentive Plan, if such plan is adopted by the stockholders, will decrease to 300,000.

There are no preemptive rights with respect to our common stock.

The Board of Directors recommends a vote FOR the proposal to amend the Restated Certificate of Incorporation to effect a reverse stock split of Superior Bancorp Common Stock by a ratio of 1-for-4 and to decrease the authorized common stock of Superior Bancorp to 15 million shares.

PROPOSAL NUMBER THREE
ADOPTION OF THE SUPERIOR BANCORP 2008
INCENTIVE COMPENSATION PLAN

At the Annual Meeting, our stockholders are being asked to approve the Superior Bancorp 2008 Incentive Compensation Plan (the "2008 Plan"). Our Board has approved and adopted the 2008 Plan, subject to approval by our stockholders.

The 2008 Plan is intended to succeed the Third Amended and Restated 1998 Stock Incentive Plan (the "1998 Plan"). Approval of the 2008 Plan by our stockholders will be considered approval of the 2008 Plan for purposes of Sections 162(m) and 422 of the Code. If the 2008 Plan is approved by our stockholders, no awards will be made under the 1998 Plan after such approval. If the 2008 Plan is not approved by our stockholders, the 1998 Plan will remain in full force and effect until its expiration date.

The principal features of the 2008 Plan are summarized below, but the summary is qualified in its entirety by reference to the 2008 Plan itself. The full text of the 2008 Plan is attached to this Proxy Statement as Annex B.

Purpose of the 2008 Plan

The purpose of the 2008 Plan is to provide additional incentive for our directors and key employees to further the growth, development and financial success of Superior Bancorp and its subsidiaries by personally benefiting through the ownership of Superior Bancorp common stock, or other rights which recognize such growth, development and financial success. Our Board also believes the 2008 Plan will enable us to obtain and retain the services of directors and employees who are considered essential to our long-range success by offering them an opportunity to own stock and other rights that reflect our financial success. The 2008 Plan is also designed to permit us to make awards intended to be "qualified performance-based compensation" under Section 162(m) of the Code and, accordingly, to be eligible for deductibility by Superior Bancorp.

The 2008 Plan will become effective immediately upon stockholder approval at the Annual Meeting.

Securities Subject to the 2008 Plan

The maximum aggregate number of shares of common stock that may be issued or transferred pursuant to awards under the 2008 Plan is 1,200,000 shares, of which no more than 360,000 shares may be issued for "full value awards" (defined under the 2008 Plan to mean any awards permitted under the 2008 Plan that are neither stock options nor stock appreciation rights, as more fully described under "Awards under the 2008 Plan" below).

The 2008 Plan counts shares on a "gross" basis and does not allow the re-grant of shares withheld or surrendered in payment of the exercise price or tax withholding obligations of an award. In the event of any termination, expiration, lapse or forfeiture of an award granted under the 2008 Plan or the 1998 Plan, any shares subject to the award at such time will again be made available for future grants under the 2008 Plan. In no event, however, will any such shares of common stock again be available for future grants under the 2008 Plan if such action would cause an incentive stock option to fail to qualify as an incentive stock option under Section 422 of the Code.

To the extent permitted by applicable law or any applicable exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the company or any of its subsidiaries will not be counted against the shares available for issuance under the 2008 Plan.

The shares of common stock covered by the 2008 Plan may be treasury shares, authorized but unissued shares or shares purchased in the open market. For purposes of the 2008 Plan, the fair market value of a share of common stock as of any given date will be the closing sales price for a share of common stock on the stock exchange or national market system on which the common stock is listed on such date or, if there is no closing sales price for the common stock on the date in question, the closing sales price for a share of common stock on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal*. The closing sales price for a share of common stock on the NASDAQ Global Market on March 6, 2008 was $4.84, as reported in *The Wall Street Journal*.

Eligibility

Our employees and our directors are eligible to receive awards under the 2008 Plan. As of March 6, 2008, we had approximately 802 employees, and we currently have 16 directors, 13 of whom are non-employee directors. No employee or director is entitled to participate in the 2008 Plan as a matter of right, nor does any such participation constitute assurance of continued employment or service. Only those employees and directors who are selected to receive grants by the administrator may participate in the 2008 Plan.

Awards under the 2008 Plan

The 2008 Plan provides that the administrator may grant or issue stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, dividend equivalents, performance awards and other stock-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Non-Qualified Stock Options ("NQSOs"). NQSOs will provide for the right to purchase shares of common stock at a specified price, and usually will become exercisable (as determined by the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals. NQSOs may be granted for any term specified by the administrator, but the term may not exceed ten years.

Incentive Stock Options ("ISOs'). ISOs will be designed to comply with the applicable provisions of Section 422 of the Code, and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price per share that is not less than the fair market value of a share of common stock on the date of grant, may only be granted to our employees and must not be exercisable after a period of ten years measured from the date of grant. However, if subsequently modified, ISOs may cease to qualify for treatment as ISOs and be treated as NQSOs. The total fair market value of shares (determined as of the respective date or dates of grant) for which one or more options granted to any employee (including all options granted under the 2008 Plan and all other option plans of Superior Bancorp or any parent or subsidiary corporation) may for the first time become exercisable as ISOs during any one calendar year may not exceed the sum of $100,000. To the extent this limit is exceeded, the options granted will be NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of stock of Superior Bancorp or any parent or subsidiary corporation, the 2008 Plan provides that the exercise price of an ISO must be at least 110% of the fair market value of a share of common stock on the date of grant, and the ISO must not be exercisable after a period of five years measured from the date of grant. Like NQSOs, ISOs usually will become exercisable (as determined by the administrator) in one or more installments after the grant date, subject to the completion of the applicable vesting service period or the attainment of pre-established performance goals.

Stock Appreciation Rights. Stock appreciation rights provide for the payment of an amount to the holder based upon the excess (if any) of the fair market value of our common stock over the exercise price of the SAR. The exercise price per share of a SAR must be at least 100% of the fair market value of a share of common stock on the date of grant. SARs under the 2008 Plan will be settled in cash or shares of common stock, or in a combination of both, at the election of the administrator. SARs may be granted in connection with stock options or other awards, or separately. SARs may be granted for any term specified by the administrator, but the term may not exceed ten years.

Restricted Stock. Restricted stock may be issued at such price, if any, as may be determined by the administrator and may be made subject to such restrictions (including service vesting or vesting based on the satisfaction of pre-established performance goals), as may be determined by the administrator. In general, restricted stock may not be sold, or otherwise hypothecated or transferred, until the vesting restrictions and other restrictions applicable to such shares lapse. A holder of restricted stock, unlike a holder of options or restricted stock units, generally will have voting rights and may receive dividends prior to the time when the restrictions lapse.

Restricted Stock Units. Restricted stock units provide for the issuance to the holder of shares of common stock, subject to vesting conditions (including vesting based on continued service or the satisfaction of pre-established performance goals). The issuance of shares of common stock pursuant to restricted stock units may be delayed beyond the time at which the restricted stock units vest. Restricted stock units may not be sold, or otherwise hypothecated or transferred, and a holder of restricted stock units will not have voting rights or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Restricted stock units generally will be forfeited, and the underlying shares of stock will not be issued, if the applicable vesting conditions are not met.

Dividend Equivalents. Dividend equivalents represent the right to receive the value of the dividends per share paid by us, if any, calculated with reference to a specified number of shares of common stock. Dividend equivalent rights may be granted in connection with full-value awards granted under the 2008 Plan. Dividend equivalents may be paid in cash or shares of common stock, or in a combination of both, at the election of the administrator.

Performance Awards. Performance awards may be granted by the administrator to employees or directors based upon, among other things, the contributions, responsibilities and other compensation of the particular recipient. Generally, the amount paid or distributed under performance awards will be based on specific performance goals and may be paid in cash or in shares of common stock, or in a combination of both, at the election of the administrator. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses granted by the administrator, which may be payable in cash or in shares of common stock, or in a combination of both.

Other Stock-Based Awards. The administrator may grant to employees or directors other stock-based awards. An other stock-based awards means any type of equity-based or equity-related award not otherwise described by the terms of the 2008 Plan. Payment of other stock-based awards may be made in cash, in shares of common stock, or a combination of cash and common stock.

Section 162(m) "Performance-Based" Awards. The administrator may designate employees whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The administrator may grant to such employees and other eligible employees awards under the 2008 Plan that are paid, vest or become exercisable upon the achievement of specified performance goals which are related to one or more performance criteria, as applicable to Superior Bancorp or any subsidiary, division, operating unit or individual. These performance criteria include: net earnings (either before or after interest, taxes, depreciation and/or amortization); gross or net sales or revenue; net income (either before or after taxes); operating profit; cash flow (including, but not limited to, operating cash flow and free cash flow); return on assets; return on capital; return on stockholders' equity; return on sales; gross or net profit or operating margin; costs; funds from operations; expense; working capital; earnings per share; price per share of common stock; regulatory ratings; market share; growth in loans and/or other assets; growth in deposits and various measures of credit quality.

Performance goals established based on the performance criteria may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to the results of a peer group. Except as provided by the administrator, the achievement of each performance goal will be determined in accordance with generally accepted accounting principles to the extent applicable. At the time of grant, the administrator may provide that objectively determinable adjustments will be made for purposes of determining the achievement of one or more of the performance goals established for an award. Any such adjustments will be based on one or more of the following: items related to a change in accounting principle; items relating to financing activities; expenses for restructuring or productivity initiatives; other non-operating items; items related to acquisitions; items attributable to the business operations of any entity we acquire during the performance period; items related to the disposal of a business or segment of a business; or items related to discontinued operations that do not qualify as a segment of a business under GAAP.

Award Limits. The 2008 Plan provides that awards covering not more than 120,000 shares may be granted to any individual in any calendar year, subject to adjustment under certain circumstances in order to prevent the dilution or enlargement of the potential benefits intended to be made available under the 2008 Plan, as described below. These award limits will be adjusted appropriately in the event that the 1-for-4 reverse stock split of Superior Bancorp common stock (Proposal Two) is approved by stockholders at the Annual Meeting and becomes effective. See *"Adjustments for Stock Splits, Recapitalizations and Mergers"* below.

Vesting and Exercise of Awards

The applicable award agreement will contain the period during which the right to exercise the award in whole or in part vests, including the events or conditions upon which the vesting of an award may accelerate. No portion of an award which is not vested at the holder's termination of employment or termination of directorship will subsequently become vested, except as may be otherwise provided by the administrator either in the agreement relating to the award or by action following the grant of the award.

Generally, an option or SAR may only be exercised while such person remains our employee or director or for a specified period of time (up to the remainder of the award term) following the holder's termination of employment or directorship, as applicable. An award may be exercised for any vested portion of the shares subject to such award until the award expires.

Only whole shares of common stock may be purchased or issued pursuant to an award. Any required payment for the shares subject to an award will be paid in the form of cash or a check payable to us in the amount of the aggregate purchase price. However, the administrator may in its discretion and subject to applicable laws allow payment through one or more of the following:

- the delivery of certain shares of common stock owned by the holder;
- the surrender of shares of common stock which would otherwise be issuable upon exercise or vesting of the award;
- the delivery of property of any kind which constitutes good and valuable consideration;
- with respect to options, a sale and remittance procedure pursuant to which the holder will place a market sell order with a broker with respect to the shares of common stock then issuable upon exercise of the option, provided the broker timely pays a sufficient portion of the net proceeds of the sale to us in satisfaction of the option exercise price for the purchased shares plus all applicable income and employment taxes we are required to withhold by reason of such exercise; or
- any combination of the foregoing.

Transferability of Awards

Awards generally may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution or, subject to the consent of the administrator, pursuant to a domestic relations order, unless and until such award has been exercised, or the shares underlying such award have been issued, and all restrictions applicable to such shares have lapsed. Notwithstanding the foregoing, awards other than ISOs may also be transferred to certain family members and trusts or an entity owned by these family members and trusts with the administrator's consent. Awards may be exercised, during the lifetime of the holder, only by the holder or such permitted transferee.

2008 Plan Benefits

No awards will be granted under the 2008 Plan until the 2008 Plan is approved by our stockholders. The future benefits that will be received under the 2008 Plan by our current directors, executive officers and all eligible employees are not currently determinable.

Adjustments for Stock Splits, Recapitalizations and Mergers

In the event of any recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off or other transaction that affects our common stock, the administrator of the 2008 Plan will equitably adjust any or all of the following in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan or with respect to any award:

- the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted or awarded under the 2008 Plan;
- the limitation on the maximum number and kind of shares that may be subject to one or more awards granted to any one individual during any calendar year;

- the number and kind of shares of common stock (or other securities or property) subject to outstanding awards under the 2008 Plan;
- the number and kind of shares of common stock (or other securities or property) for which automatic grants are subsequently to be made to non-employee directors; and
- the grant or exercise price with respect to any outstanding award.

Consequently, in the event that the 1-for-4 reverse stock split of Superior Bancorp common stock (Proposal Two) is approved by stockholders at the Annual Meeting and becomes effective, the administrator will make appropriate adjustments to the 2008 Plan as described above.

Change in Control

In the event of a Change in Control (as defined in the 2008 Plan), each outstanding award will be assumed, or substituted for an equivalent award, by the successor corporation. If the successor corporation does not provide for the assumption or substitution of the awards, the administrator may cause all awards to become fully exercisable prior to the consummation of the transaction constituting a Change in Control. The administrator may also grant awards under the 2008 Plan which provide for immediate accelerated vesting upon the consummation of a Change in Control or the occurrence of a subsequent event, such as the termination of the participant's employment or service.

Administration of the 2008 Plan

The Compensation Committee will be the administrator of the 2008 Plan. The Committee is expected to consist solely of two or more directors, each of whom is intended to be independent under rules promulgated by a securities exchange on which our common stock is listed, and to qualify as both a "non-employee director," as defined in Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. The Committee may delegate its authority to grant certain awards to one or more of our officers. Any such officer will not be delegated the authority to grant awards to individuals who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended. The administrator has the power to:

- select which directors and employees are to receive awards and the terms of such awards, consistent with the 2008 Plan;
- determine whether options are to be NQSOs or ISOs, or whether awards are to be "qualified performance-based compensation" under Section 162(m) of the Code;
- construe and interpret the terms of the 2008 Plan and awards granted pursuant to the 2008 Plan;
- adopt rules for the administration, interpretation and application of the 2008 Plan;
- interpret, amend or revoke any of the rules adopted for the administration, interpretation and application of the 2008 Plan; and
- amend one or more outstanding awards in a manner that does not adversely affect the rights and obligations of the holder of such award (except in certain limited circumstances).

Amendment and Termination of the 2008 Plan

The administrator may amend the 2008 Plan at any time, subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the NASDAQ Global Market (or any other market or stock exchange on which the common stock is at the time primarily traded). Additionally, stockholder approval will be specifically required to increase the maximum number of shares of common stock which may be issued under the 2008 Plan, change the eligibility requirements or decrease the exercise price of any outstanding option or stock appreciation right granted under the 2008 Plan.

The administrator may suspend or terminate the 2008 Plan at any time. However, in no event may an award be granted pursuant to the 2008 Plan on or after the tenth anniversary of the effective date of the 2008 Plan.

Federal Income Tax Consequences Associated with the 2008 Plan

The following is a general summary under current law of the material federal income tax consequences to an employee, director or consultant granted an award under the 2008 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of federal income taxation that may be relevant in light of a holder's personal circumstances. This summarized tax information is not tax advice, and a holder of an award should rely on the advice of his or her legal and tax advisors.

Non-Qualified Stock Options. If an optionee is granted a NQSO under the 2008 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of a share of common stock at such time, less the exercise price paid. The optionee's basis in the stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss generally will be taxable as a capital gain or loss.

Incentive Stock Options. No taxable income should be recognized by the optionee at the time of the grant of an ISO, and no taxable income should be recognized for regular federal income tax purposes at the time the option is exercised; however, the excess of the fair market value of the common stock received over the option price is an "item of adjustment" for alternative minimum tax purposes. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in such sale or disposition is granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee should recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of the fair market value of those shares on the exercise date over the exercise price paid for the shares should be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

We should not be entitled to any federal income tax deduction if the optionee makes a qualifying disposition of the shares. If the optionee makes a disqualifying disposition of the purchased shares, then generally we (or our subsidiary corporation) should be entitled to a federal income tax deduction, for the taxable year in which such disposition occurs, equal to the ordinary income recognized by the optionee.

Stock Appreciation Rights. No taxable income generally should be recognized upon the grant of a SAR, but, upon exercise of the SAR, the cash or the fair market value of the shares received should be taxable as ordinary income to the recipient in the year of such exercise.

Restricted Stock. In general, a recipient of restricted stock should not be taxed upon the grant or purchase of restricted stock that is subject to a "substantial risk of forfeiture" and non-transferable, within the meaning of Section 83 of the Code. However, at the time the restricted stock is no longer subject to the substantial risk of forfeiture (*e.g.*, when the restrictions lapse on a vesting date), the participant should recognize ordinary income equal to the fair market value of the common stock on the date the restrictions lapse, less the amount the participant paid, if any, for such restricted stock. A recipient of restricted stock may, however, make an election under Section 83(b) of the Code to be taxed at the time of the grant or purchase on an amount equal to the fair market value of the common stock on the date of transfer, less the amount paid, if any, for such restricted stock. If a timely Section 83(b) election is made, the recipient should not recognize any additional income as and when the restrictions applicable to the restricted stock lapses.

Restricted Stock Units. A recipient of restricted stock units generally should not have ordinary income upon grant of restricted stock units. When the shares of common stock are delivered under the terms of the award, the recipient should recognize ordinary income equal to the fair market value of the shares delivered, less any amount paid by the participant for such shares.

Dividend Equivalent Awards and Performance Awards. A recipient of a dividend equivalent award or a performance award generally will not recognize taxable income at the time of grant. However, at the time such an award is paid, whether in cash or in shares of common stock, the participant will recognize ordinary income equal to the value received.

Tax Deductions and Section 162(m) of the Code. Except as otherwise described above with respect to incentive stock options, we generally should be entitled to a federal income tax deduction when and for the same amount the recipient recognizes as ordinary income, subject to the limitations of Section 162(m) of the Code with respect to compensation paid to certain "covered employees." Under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. The Section 162(m) deduction limit, however, does not apply to certain "performance-based compensation" as provided for by the Code and established by an independent compensation committee. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (*i.e.*, the exercise price or base price is not less than the fair market value of the stock subject to the award on the grant date). Other awards granted under the 2008 Plan may be "qualified performance-based compensation" for purposes of Section 162(m), if such awards are granted or vest based upon the achievement of one or more pre-established objective performance goals using one of the performance criteria described previously.

The 2008 Plan is structured in a manner that is intended to provide the administrator with the ability to provide awards that satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code where appropriate. If the administrator determines that it is in the company's best interests to make use of such awards, we believe that the remuneration attributable to those awards will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

Section 409A of the Code. Certain awards under the 2008 Plan may be considered "non-qualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a non-qualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the non-qualified deferred compensation plan for the taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

Vote Required

Adoption of the 2008 Plan requires an affirmative vote of the holders of a majority of the shares of common stock cast on such proposal, in person or by proxy, provided that there is a quorum of stockholders represented at the Annual Meeting.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that stockholders vote FOR the adoption of the Superior Bancorp 2008 Incentive Compensation Plan.

Based on the Audit Committee's discussions with management and the independent auditors, as described above, and upon its review of the representations of management and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that Superior Bancorp's audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC.

The foregoing report is submitted by the following directors of Superior Bancorp, comprising all of the members of the Audit Committee of the Board of Directors as of December 31, 2007.

Roger Barker, Chairman
Thomas E. Jernigan, Jr.
James C. White, Sr.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF STOCKHOLDERS

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2009 annual meeting of stockholders must be received by us no later than the close of business on November 24, 2008. You may also submit a proposal for presentation at the annual meeting of stockholders to be held in 2009, but not to have the proposal included in our proxy statement and form of proxy relating to that meeting. If notice of any such proposal is not received by us by the close of business on February 7, 2009, then we will not address the proposal in our proxy statement relating to that meeting, and all proxies solicited and received by the Board of Directors will be deemed to have confirmed discretionary authority to vote on any such proposal. Any proposals should be sent to:

Superior Bancorp.
17 North 20th Street
Birmingham, Alabama 35203
Attention: Corporate Secretary

Dividend Equivalent Awards and Performance Awards. A recipient of a dividend equivalent award or a performance award generally will not recognize taxable income at the time of grant. However, at the time such an award is paid, whether in cash or in shares of common stock, the participant will recognize ordinary income equal to the value received.

Tax Deductions and Section 162(m) of the Code. Except as otherwise described above with respect to incentive stock options, we generally should be entitled to a federal income tax deduction when and for the same amount the recipient recognizes as ordinary income, subject to the limitations of Section 162(m) of the Code with respect to compensation paid to certain "covered employees." Under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. The Section 162(m) deduction limit, however, does not apply to certain "performance-based compensation" as provided for by the Code and established by an independent compensation committee. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the underlying plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (*i.e.*, the exercise price or base price is not less than the fair market value of the stock subject to the award on the grant date). Other awards granted under the 2008 Plan may be "qualified performance-based compensation" for purposes of Section 162(m), if such awards are granted or vest based upon the achievement of one or more pre-established objective performance goals using one of the performance criteria described previously.

The 2008 Plan is structured in a manner that is intended to provide the administrator with the ability to provide awards that satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code where appropriate. If the administrator determines that it is in the company's best interests to make use of such awards, we believe that the remuneration attributable to those awards will not be subject to the $1 million limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue. This discussion will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from adopting a contrary position.

Section 409A of the Code. Certain awards under the 2008 Plan may be considered "non-qualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a non-qualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the non-qualified deferred compensation plan for the taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

Vote Required

Adoption of the 2008 Plan requires an affirmative vote of the holders of a majority of the shares of common stock cast on such proposal, in person or by proxy, provided that there is a quorum of stockholders represented at the Annual Meeting.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that stockholders vote FOR the adoption of the Superior Bancorp 2008 Incentive Compensation Plan.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

General

Our independent registered public accounting firm for the fiscal year ended December 31, 2006 was Carr, Riggs & Ingram, LLC ("Carr Riggs"). On August 10, 2007, the Audit Committee determined not to reengage Carr Riggs as the independent registered public accounting firm to audit Superior Bancorp's financial statements. Carr Riggs' reports on the Superior Bancorp's financial statements for the preceding two years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Carr Riggs' report dated March 16, 2006, that was included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 16, 2006, expressed an opinion that Superior Bancorp and its subsidiaries had not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. During Superior Bancorp's two most recent fiscal years and the subsequent interim periods preceding Carr Riggs' dismissal, there have been no disagreements with Carr Riggs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Carr Riggs, would have caused Carr Riggs to make reference to the subject matter of the disagreements in connection with its reports on Superior Bancorp's financial statements. Carr Riggs' report dated March 16, 2007, that was included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which was filed with the Securities and Exchange Commission on March 16, 2007, expressed an unqualified opinion on the effectiveness of the Company's and subsidiaries' internal control over financial reporting as of December 31, 2006.

On August 10, 2007, the Audit Committee engaged Grant Thornton LLP ("Grant Thornton") to serve as the independent registered public accounting firm to audit our financial statements. During Superior Bancorp's two most recent fiscal years and the subsequent interim periods preceding the engagement of Grant Thornton, Superior Bancorp has not consulted with Grant Thornton regarding either (i) the application of accounting principles to a completed or proposed specified transaction or the type of audit opinion that might be rendered on Superior Bancorp's financial statements, or (ii) any matter that was the subject of a disagreement with Carr Riggs or a reportable event as described in Item 304(a)(1)(v) of the Securities and Exchange Commission's Regulation S-K.

The Audit Committee has not yet made a recommendation to the Board of Directors concerning the appointment of an independent registered public accounting firm to audit our financial statements for the current fiscal year ending December 31, 2008. Management expects representatives from Grant Thornton to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions.

Audit Fees

The aggregate fees (including reimbursable expenses) paid to Grant Thornton for professional services rendered for the audit of Superior Bancorp's financial statements for the fiscal year ended December 31, 2007 and for the reviews of the financial statements for Superior Bancorp's Quarterly Report on Form 10-Q for the third quarter of 2007 were $288,013. The aggregate fees (including reimbursable expenses) paid to Carr Riggs for professional services rendered for the audit of Superior Bancorp's financial statements for the fiscal year ended December 31, 2006 and for the reviews of the financial statements for Superior Bancorp's Quarterly Reports on Form 10-Q for 2006 were $585,710.

Audit Related Fees

The aggregate "audit related fees" (including reimbursable expenses) paid to Grant Thornton for the fiscal year ended December 31, 2007 were $60,000. The aggregate "audit related fees (including reimbursable expenses) paid to Carr Riggs for the fiscal year ended December 31, 2006 were $198,444. Audit related fees primarily consist of fees relating to benefit plan audits.

Tax Fees

The aggregate tax fees paid to Grant Thornton for the fiscal year ended December 31, 2007 were $58,000, and the aggregate tax fees paid to Carr Riggs for the fiscal year ended December 31, 2006 were $15,000.

All Other Fees

The aggregate fees paid to Grant Thornton and Carr Riggs for all other services rendered to Superior Bancorp, other than services described above, were $0 for the fiscal years ended December 31, 2007 and 2006, respectively.

Pre-Approval Policies

The Audit Committee pre-approves all audit and non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The Audit Committee pre-approved all of the services for the audit fees described above. The Audit Committee regularly monitors the services provided by the independent auditors for both audit and non-audit services. None of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Audit Committee has considered whether the provision of the services covered above is compatible with maintaining our external auditor's independence and has concluded that it is.

REPORT OF THE AUDIT COMMITTEE (1)

The members of the Audit Committee are "independent directors", as defined under NASDAQ Rule 4200, and meet the standards required by Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Two members of the Audit Committee are "audit committee financial experts" under the Rules of the Securities and Exchange Commission. The Audit Committee oversees Superior Bancorp's financial reporting process and internal controls on behalf of the Board of Directors and is responsible for the appointment, retention, oversight and compensation of the company's independent auditors and the approval of services they perform. Management has the primary responsibility for establishing and maintaining systems of internal controls and for the preparation of the financial statements and other financial information included in Superior Bancorp's Annual Report. In fulfilling its oversight responsibilities, the Audit Committee reviewed the consolidated financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles, generally accepted in the United States, their judgments as to the quality, not just the acceptability, of Superior Bancorp's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States. In addition, the Audit Committee has discussed with the independent auditors their independence from management and Superior Bancorp, including the matters in the written disclosures required by the Independence Standards Board.

The Audit Committee discussed with Superior Bancorp's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Superior Bancorp's internal controls, and the overall quality of Superior Bancorp's financial reporting.

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(1) The information under this caption is not "soliciting material" or material "filed" with the SEC, except (a) as otherwise required by the rules of the SEC or (b) as we may specifically so request or specifically incorporate it by reference in a filing with the SEC.

Based on the Audit Committee's discussions with management and the independent auditors, as described above, and upon its review of the representations of management and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that Superior Bancorp's audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC.

The foregoing report is submitted by the following directors of Superior Bancorp, comprising all of the members of the Audit Committee of the Board of Directors as of December 31, 2007.

Roger Barker, Chairman
Thomas E. Jernigan, Jr.
James C. White, Sr.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF STOCKHOLDERS

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2009 annual meeting of stockholders must be received by us no later than the close of business on November 24, 2008. You may also submit a proposal for presentation at the annual meeting of stockholders to be held in 2009, but not to have the proposal included in our proxy statement and form of proxy relating to that meeting. If notice of any such proposal is not received by us by the close of business on February 7, 2009, then we will not address the proposal in our proxy statement relating to that meeting, and all proxies solicited and received by the Board of Directors will be deemed to have confirmed discretionary authority to vote on any such proposal. Any proposals should be sent to:

Superior Bancorp.
17 North 20th Street
Birmingham, Alabama 35203
Attention: Corporate Secretary

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors does not know of any business which will be presented for consideration at the Annual Meeting other than that specified herein and in the Notice of Annual Meeting of Stockholders, but if other matters are presented, it is the intention of the persons designated as proxies to vote in accordance with their judgments on such matters.

Please promptly SIGN, DATE and RETURN the enclosed Proxy or vote over the Internet or by telephone.

By Order of the Board of Directors,

William H. Caughran
Secretary

Birmingham, Alabama
March 24, 2008

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ANNEX A

PROPOSED AMENDMENT TO ARTICLE IV, SECTION 4.1 AND SECTION 4.4 OF THE RESTATED CERTIFICATE OF INCORPORATION OF SUPERIOR BANCORP, AS APPROVED BY THE BOARD OF DIRECTORS AS OF MARCH 6, 2008

RESOLVED, that, subject to the approval by the affirmative vote of the holders of a majority of the issued and outstanding common stock of the Corporation at the 2008 Annual Meeting of Stockholders of the Corporation, (a) the first paragraph of Article IV, Section 4.1 of the Restated Certificate of Incorporation of the Corporation shall be amended, and (b) a new Section 4.4 shall be added to Article IV of the Restated Certificate of Incorporation of the Corporation, to read, respectively, as follows:

SECTION 4.1 *Authorization of Capital.* Effective at 11:59 p.m., Eastern Time, on the filing date of this Certificate of Amendment of Restated Certificate of Incorporation of the Corporation (the "Effective Time"), the total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall be Twenty Million (20,000,000) shares, comprising Fifteen Million (15,000,000) shares of Common Stock, with a par value of $.001 per share, and Five Million (5,000,000) shares of Preferred Stock, with a par value of $.001 per share, as the Board of Directors may decide to issue pursuant to Section 4.3, which constitutes a total authorized capital of all classes of capital stock of Twenty Thousand Dollars ($20,000.00).

SECTION 4.4 *Reverse Stock Split.* As of the Effective Time (as defined in Section 4.1 hereof), a one-for-four reverse stock split of the Common Stock shall become effective, such that every four shares of Common Stock outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any further action by the holder thereof upon the Effective Time, and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional share to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the product of (a) the average of the closing prices of the Common Stock as reported on the Nasdaq Global Market or other principal market of the Common Stock for each of the five trading days immediately preceding the Effective Time, and (b) four. Following the Effective Time, each holder of Common Stock shall be entitled to receive, upon surrender to the Corporation of certificates representing Common Stock prior to the combination and reclassification described herein ("Old Certificates"), a certificate or certificates representing the number of shares held by such holder after such combination and reclassification ("New Certificates"). From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates.

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ANNEX B

PROPOSED SUPERIOR BANCORP 2008 INCENTIVE COMPENSATION PLAN

Superior Bancorp, a Delaware corporation (the "Company"), by resolution of its Board of Directors, hereby adopts the Superior Bancorp 2008 Incentive Compensation Plan (the "Plan"). The Plan will become effective upon the approval of the Company's stockholders (the "Effective Date").

The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of its directors, officers and employees to those of the Company's stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of directors, officers and employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE I

DEFINITIONS

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

1.1. *"Administrator"* shall mean the entity that conducts the general administration of the Plan as provided in Article X.

1.2. *"Award"* shall mean an Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Award, a Dividend Equivalents Award, a Stock Appreciation Right or an Other Stock-Based Award, which may be awarded or granted under the Plan (collectively, "Awards").

1.3. *"Award Agreement"* shall mean a written agreement executed by an authorized officer of the Company and the Holder which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

1.4. *"Award Limit"* shall mean 120,000 shares of Common Stock for grants to any individual in any calendar year as adjusted pursuant to Section 11.3.

1.5. *"Board"* shall mean the Board of Directors of the Company.

1.6. *"Change in Control"* shall mean the occurrence of any of the following transactions or events occurring on or after the Effective Date:

(a) a merger, consolidation or other corporate reorganization of the Company in which the Company does not survive, or, if it survives, the shareholders of the Company before such transaction do not own more than 50% of, respectively: (i) the common stock of the surviving entity, and (ii) the combined voting power of any other outstanding securities entitled to vote on the election of directors of the surviving entity;

(b) the acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of beneficial ownership of 25% or more of either: (i) the then outstanding shares of Common Stock of the Company, or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that neither of the following shall constitute a Change in Control:

(A) any acquisition by the Company, any of its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries, or

(B) any acquisition by any corporation, entity, or group, if, following such acquisition, more than 50% of the then outstanding voting rights of such corporation, entity or group are owned, directly or indirectly, by all or substantially all of the persons who were the owners of the Common Stock of the Company immediately prior to such acquisition;

(c) individuals who, as of the effective date of the Plan, constitute the Board of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to such date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Board, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act; or

(d) approval by the shareholders of the Company of:

(i) a complete liquidation or dissolution of the Company, or

(ii) the sale or other disposition of all or substantially all the assets of the Company, other than to a corporation, with respect to which immediately following such sale or other disposition more than 50%, respectively, of the then outstanding shares of common stock of such corporation, and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Common Stock of the Company, and the outstanding voting securities of the Company immediately prior to such sale or other disposition, in substantially the same proportions as their ownership, immediately prior to such sale or disposition, of the outstanding Common Stock of the Company and outstanding securities of the Company, as the case may be.

1.7. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

1.8. "*Committee*" shall mean the Compensation Committee of the Board, or another committee or sub-committee of the Board, appointed as provided in Section 10.1.

1.9. "*Common Stock*" shall mean the common stock of the Company, par value $0.001 per share.

1.10. "*Company*" shall mean Superior Bancorp., a Delaware corporation.

1.11. "*Covered Employee*" shall mean any Employee who is, or the Committee determines could be, a "covered employee" within the meaning of Section 162(m) of the Code.

1.12. "*Director*" shall mean a member of the Board.

1.13. "*Dividend Equivalent*" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Section 8.3 of the Plan.

1.14. "*DRO*" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

1.15. "*Effective Date*" shall mean the date the Plan is approved by the Company's stockholders.

1.16. "*Employee*" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any Subsidiary.

1.17. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended from time to time.

1.18. "*Fair Market Value*" means, as of any date, the value of a share of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market) or any national market system, including without limitation any market system of The NASDAQ Stock Market, the value of a share of Common Stock shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date, or if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but closing sales prices are not reported, the value of a share of Common Stock shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on the date in question, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) If the Common Stock is neither listed on an established stock exchange or a national market system nor regularly quoted by a recognized securities dealer, the value of a share of Common Stock shall be established by the Administrator in good faith.

1.19. "*Fiscal Year*" means the fiscal year of the Company.

1.20. "*Full Value Award*" means any Award other than an Option or a Stock Appreciation Right.

1.21. "*Holder*" shall mean a person who has been granted an Award.

1.22. "*Incentive Stock Option*" shall mean an option which conforms to the applicable provisions of Section 422 of the Code and which is designated as an Incentive Stock Option by the Administrator.

1.23. "*Non-Employee Director*" shall mean a member of the Board who is not an Employee.

1.24. "*Non-Qualified Stock Option*" shall mean an Option which is not designated as an Incentive Stock Option by the Administrator.

1.25. "*Option*" shall mean a stock option granted under Article IV of the Plan. An Option granted under the Plan shall, as determined by the Administrator, be either a Non-Qualified Stock Option or an Incentive Stock Option; *provided, however*, that Options granted to Non-Employee Directors shall be Non-Qualified Stock Options.

1.26. "*Other Stock-Based Award*" shall have the meaning set forth in Section 8.5 of the Plan.

1.27. "*Performance Award*" shall mean a performance or incentive award that is denominated in stock and is paid in cash, Common Stock or a combination of both, awarded under Section 8.2 of the Plan.

1.28. "*Performance Criteria*" means the criteria (and adjustments) that the Committee selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

(a) The Performance Criteria that shall be used to establish Performance Goals are limited to the following: (i) net earnings (either before or after (A) interest, (B) taxes, (C) depreciation and (D) amortization), (ii) gross or net sales or revenue, (iii) net income (either before or after taxes), (iv) operating profit, (v) cash flow (including, but not limited to, operating cash flow and free cash flow), (vi) return on assets, (vii) return on capital, (viii) return on stockholders' equity, (ix) return on sales, (x) gross or net profit or operating margin, (xi) costs, (xii) funds from operations, (xiii) expense, (xiv) working capital, (xv) earnings per share, and (xvi) price per share of Common Stock, (xvii) regulatory ratings, (xviii) market share, (xix) growth in loans and/or other assets, (xx) growth in deposits and (xxi) various measures of credit quality, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group.

(b) The Committee may, in its discretion, at the time of grant, specify in the Award that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; or (viii) items related to discontinued operations that do not qualify as a segment of a business under United States generally accepted accounting principles ("GAAP").

1.29. "*Performance Goals*" means, for a Performance Period, one or more goals established in writing by the Committee for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The achievement of each Performance Goal shall be determined in accordance with GAAP to the extent applicable.

1.30. "*Performance Period*" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder's right to, and the payment of, a Performance Award.

1.31. "*Plan*" shall mean the Superior Bancorp 2008 Incentive Compensation Plan, as amended from time to time.

1.32. "*Prior Award*" shall mean a stock option, restricted stock or other stock award granted under any Prior Plan.

1.33. "*Prior Plan*" shall mean the Third Amended and Restated 1998 Stock Incentive Plan of The Banc Corporation, as amended from time to time.

1.34. "*Restricted Stock*" shall mean Common Stock awarded under Article VII of the Plan that is subject to repurchase or forfeiture.

1.35. "*Restricted Stock Units*" shall mean rights to receive Common Stock or its cash equivalent awarded under Section 8.4.

1.36. "*Rule 16b-3*" shall mean Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

1.37. "*Securities Act*" shall mean the Securities Act of 1933, as amended from time to time.

1.38. "*Stock Appreciation Right*" shall mean a stock appreciation right granted under Article IX of the Plan.

1.39. "*Subsidiary*" means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

1.40. "*Subsidiary Corporation*" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

1.41. "*Substitute Award*" shall mean an Award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; *provided, however*, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

1.42. "*Termination of Directorship*" shall mean the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement. The Administrator, in its discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Non-Employee Directors.

1.43. "*Termination of Employment*" shall mean the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, with or without cause, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where there is a simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary.

The Administrator, in its discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, without limitation, the question of whether a Termination of Employment resulted from a discharge for cause; *provided, however*, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of the Award Agreement or otherwise, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Employment if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder's employee-employer relationship shall be deemed to be terminated in the event that the Subsidiary employing such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE II

SHARES SUBJECT TO PLAN

2.1. *Shares Subject to Plan.*

(a) Subject to Section 11.3 and Section 2.1(b), the aggregate number of shares of Common Stock that may be issued or transferred pursuant to Awards under the Plan shall be 1,200,000 shares (the "Initial Authorized Shares"). Notwithstanding the preceding sentence, the aggregate number of shares of Common Stock that may be issued or transferred pursuant to Full Value Awards under the Plan shall not exceed 360,000 shares.

(b) To the extent that an Award under the Plan or a Prior Award under the Prior Plan terminates, expires, is settled in cash, lapses or is forfeited for any reason, any shares of Common Stock then subject to such Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by applicable law or any exchange rule, shares of Common Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Common Stock available for grant pursuant to this Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 2.1(b), no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code. In addition, the following shares of Common Stock shall not become available for purposes of the Plan: (1) shares of Common Stock previously owned or acquired by the Holder that are delivered to the Company, or withheld from an Award, to pay the exercise price, (2) shares of Common Stock that are delivered or withheld for purposes of satisfying a tax withholding obligation, or (3) shares of Common Stock reserved for issuance upon the grant of a SAR that exceed the number of shares actually issued upon exercise.

2.2. *Stock Distributed.* Any Common Stock distributed pursuant to an Award shall consist, in whole or in part, of authorized and unissued Common Stock, shares of Common Stock held in treasury or shares of Common Stock purchased on the open market.

2.3. *Limitation on Number of Shares Subject to Awards.* Notwithstanding any provision in the Plan to the contrary, and subject to Article XI, the maximum number of shares of Common Stock with respect to one or more Awards that may be granted to any one Employee during any calendar year shall not exceed the Award Limit. To the extent required by Section 162(m) of the Code, shares subject to Awards which are canceled shall continue to be counted against the Award Limit.

ARTICLE III

GRANTING OF AWARDS

3.1. *Award Agreement.* Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation (as described in Section 162(m)(4)(C) of the Code) shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

3.2. *Provisions Applicable to Section 162(m) Performance-Based Compensation.*

(a) The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation (as described in Section 162(m)(4)(C) of the Code).

(b) Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to a Covered Employee, including Restricted Stock the restrictions with respect to which lapse upon the attainment of specified Performance Goals and any performance or incentive award described in Article VIII that vests or becomes exercisable or payable upon the attainment of one or more specified Performance Goals.

(c) To the extent necessary to comply with the performance-based compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles VII and VIII which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any Performance Period (or such earlier time as may be required under Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Covered Employees, (ii) select the Performance Criteria applicable to the Performance Period (including any applicable adjustments), (iii) establish the various performance targets, in terms of an objective formula or standard, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the performance targets and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable performance targets have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

(d) Furthermore, notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to qualify as performance-based compensation (as described in Section 162(m)(4)(C) of the Code) shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as performance-based compensation (as described in Section 162(m)(4)(C) of the Code), and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

(e) The maximum aggregate amount of all Awards intended to qualify as performance-based compensation during any calendar year shall not exceed the Award Limit. Unless otherwise specified by the Administrator at the time of grant, the Performance Criteria with respect to an Award payable to a Covered Employee shall be determined on the basis of GAAP.

3.3. *Limitations Applicable to Section 16 Persons.* Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.4. *At-Will Employment.* Nothing in the Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of the Company or any Subsidiary, or as a Director of the Company, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment agreement between the Holder and the Company and any Subsidiary.

ARTICLE IV

GRANTING OF OPTIONS TO EMPLOYEES AND NON-EMPLOYEE DIRECTORS

4.1. *Eligibility.* Any Employee or Non-Employee Director selected by the Administrator pursuant to Section 4.4(a) shall be eligible to be granted an Option.

4.2. *Disqualification for Stock Ownership.* No person may be granted an Incentive Stock Option under the Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary Corporation or parent corporation (as defined in Section 424(e) of the Code) unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

4.3. *Qualification of Incentive Stock Options.* No Incentive Stock Option shall be granted to any person who is not an Employee of the Company or a Subsidiary Corporation.

4.4. *Granting of Options.*

(a) Options may be awarded to any Employee or Non-Employee Director who the Administrator determines should receive such an Award. The Administrator shall in its discretion, and, subject to applicable limitations of the Plan:

(i) Subject to the Award Limit, determine the number of shares to be subject to such Options granted;

(ii) Subject to Section 4.2 and Section 4.3, determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options; and

(iii) Determine the terms and conditions of such Options, consistent with the Plan.

(b) Upon the selection of an Employee or Non-Employee Director to be granted an Option, the Administrator shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

(c) Any Incentive Stock Option granted under the Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code.

ARTICLE V

TERMS OF OPTIONS

5.1. *Option Price.* The price per share of Common Stock subject to each Option granted to Employees and Non-Employee Directors shall be set by the Administrator; *provided, however,* that:

(a) Except in the case of an Option that is a Substitute Award, such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or, in the case of Incentive Stock Options, the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code); and

(b) In the case of Incentive Stock Options granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary Corporation or parent corporation thereof (as defined in Section 424(e) of the Code), such price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code); and

5.2. *Option Term.* The term of an Option granted to an Employee or Non-Employee Director shall be set by the Administrator in its discretion; *provided, however,* that the term shall not be more than ten (10) years from the date the Option is granted, or five (5) years from the date the Option is granted if the Option is an Incentive Stock Option granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary Corporation or parent corporation thereof (as defined in Section 424(e) of the Code). Except as limited by requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder, the Administrator may extend the term of any outstanding Option in connection with any Termination of Employment or Termination of Directorship of the Holder, or amend any other term or condition of such Option relating to such a Termination of Employment or Termination of Directorship.

5.3. *Option Vesting.*

(a) The period during which the right to exercise, in whole or in part, an Option vests in the Holder shall be set by the Administrator and the Administrator may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Administrator may, in its discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

(b) A Option is exercisable only while the Holder is an Employee or Non-Employee Director, as applicable; *provided, however,* that the Administrator in its discretion may provide that the Option may be exercised subsequent to a Termination of Employment or Termination of Directorship, as applicable, following a Change in Control or because of the Holder's retirement, death or disability or termination without cause, or otherwise.

(c) To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any Subsidiary Corporation or parent corporation thereof (as defined in Section 424(e) of the Code), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted. For purposes of this Section 5.3(c), the fair market value of stock shall be determined as of the time the Option or other "incentive stock options" with respect to such stock is granted.

ARTICLE VI

EXERCISE OF OPTIONS

6.1. *Partial Exercise.* An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

6.2. *Manner of Exercise.* All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. Such rules may provide that for administrative convenience an Option may not be exercised during such period (not exceeding 10 days) as is specified in advance by the Administrator. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 11.1 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Administrator may, in its discretion, (i) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; (ii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (iv) allow payment, in whole or in part, through the delivery of a notice that the Holder has placed a market sell order with a broker with respect to shares of Common Stock then issuable upon exercise of the Option, and the broker timely pays a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; or (v) allow payment through any combination of the consideration provided in the foregoing subparagraphs (i), (ii), (iii) and (iv); *provided, however*, that the payment in the manner prescribed in the preceding paragraphs shall not be permitted to the extent that the Administrator determines that payment in such manner shall result in an extension or maintenance of credit, an arrangement for the extension of credit, or a renewal or an extension of credit in the form of a personal loan to or for any Director or executive officer of the Company that is prohibited by Section 13(k) of the Exchange Act or other applicable law.

6.3. *Conditions to Issuance of Stock Certificates.* The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

(b) The completion of any registration or other qualification of such shares under any federal, state or foreign law, or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body which the Administrator shall, in its discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any federal, state or foreign governmental agency which the Administrator shall, in its discretion, determine to be necessary or advisable;

(d) The lapse of such reasonable period of time following the exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience; and

(e) The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax, which in the discretion of the Administrator may be in the form of consideration used by the Holder to pay for such shares under Section 6.2(d).

6.4. *Rights as Stockholders.* Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such Holders.

6.5. *Ownership and Transfer Restrictions.* The Administrator, in its discretion, may impose such restrictions on the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing such shares. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

6.6. *Additional Limitations on Exercise of Options.* Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE VII

AWARD OF RESTRICTED STOCK

7.1. *Eligibility.* Subject to the Award Limit, Restricted Stock may be awarded to any Employee or Non-Employee Director who the Administrator determines should receive such an Award.

7.2. *Award of Restricted Stock.*

(a) The Administrator may from time to time, in its discretion:

(i) Select from among the Employees or Non-Employee Directors (including Employees or Non-Employee Directors who have previously received Awards under the Plan) such of them as in its opinion should be awarded Restricted Stock; and

(ii) Determine the purchase price, if any, and other terms and conditions applicable to such Restricted Stock, consistent with the Plan.

(b) The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; *provided, however*, that such purchase price shall be no less than the minimum amount required by applicable state law.

(c) Upon the selection of an Employee or Non-Employee Director to be awarded Restricted Stock, the Administrator shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

7.3. *Rights as Stockholders.* Subject to Section 7.4, upon delivery of the shares of Restricted Stock to the escrow holder pursuant to Section 7.5, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in his or her Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; *provided, however*, that, in the discretion of the Administrator, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 7.4.

7.4. *Restriction.* All shares of Restricted Stock issued under the Plan (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions as the Administrator shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment or directorship with the Company, Company performance and individual performance; *provided, however*, by action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire. A Holder's rights in unvested Restricted Stock shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration, upon Termination of Employment or Termination of Directorship, as applicable; *provided, however*, that the Administrator in its discretion may provide that such rights shall not lapse in the event of a Termination of Employment or Termination of Directorship, as applicable, following a Change in Control or because of the Holder's retirement, death or disability or termination without cause, or otherwise.

7.5. *Escrow.* The Secretary of the Company or such other escrow holder as the Administrator may appoint shall retain physical custody of each certificate representing Restricted Stock until all of the restrictions imposed under the Award Agreement with respect to the shares evidenced by such certificate expire or shall have been removed.

7.7. *Legend.* In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Administrator shall cause a legend or legends to be placed on certificates representing all shares of Restricted Stock that are still subject to restrictions under Award Agreements, which legend or legends shall make appropriate reference to the conditions imposed thereby.

7.8. *Section 83(b) Election.* If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

ARTICLE VIII

PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, , RESTRICTED STOCK UNITS, OTHER STOCK-BASED AWARDS

8.1. *Eligibility.* Subject to the Award Limit, one or more Performance Awards, Dividend Equivalent Awards, Restricted Stock Unit Awards and/or Other Stock-Based Awards may be granted to any Employee or Non-Employee Director whom the Administrator determines should receive such an Award.

8.2. *Performance Awards.* Any Employee or Non-Employee Director selected by the Administrator may be granted one or more Performance Awards. The value of such Performance Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Employee or Non-Employee Director.

8.3. *Dividend Equivalents.* Any Employee or Non-Employee Director selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date a Full Value Award is granted and the date such Full Value Award vests, is exercised, is distributed or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

8.4. *Restricted Stock Units.* Any Employee or Non-Employee Director selected by the Administrator may be granted an award of Restricted Stock Units in the manner determined from time to time by the Administrator. The Administrator is authorized to make awards of Restricted Stock Units in such amounts and subject to such terms and conditions as determined by the Administrator. The Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, and may specify that such Restricted Stock Units become fully vested and nonforfeitable pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify the distribution dates applicable to each award of Restricted Stock Units which shall be no earlier than the vesting dates or events of the award and may be determined at the election of the Employee or Non-Employee Director, subject to compliance with Section 409A of the Code. Payment of Restricted Stock Units shall be in cash, in Common Stock or a combination of both, as determined by the Administrator.

8.5. *Other Stock-Based Awards.* Any Employee or Non-Employee Director selected by the Administrator may be granted an Other Stock-Based Award (as hereinafter defined) in the manner determined from time to time by the Administrator. An Other Stock-Based Award means any other type of equity-based or equity-related Award not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amount and subject to such terms and conditions as the Administrator shall determine. Such Awards may involve the transfer of actual shares of Common Stock, or payment in cash or otherwise of amounts based on the value of shares of Common Stock.

8.6. *Termination of Employment or Termination of Directorship.* A Performance Award, Dividend Equivalent Award, Restricted Stock Unit Award and/or Other Stock-Based Award is exercisable or distributable only while the Holder is an Employee or Non-Employee Director, as applicable; *provided, however,* that the Administrator in its discretion may provide that the Award may be exercised or distributed subsequent to a Termination of Employment or Termination of Directorship, as applicable, following a Change in Control or because of the Holder's retirement, death or disability or termination without cause, or otherwise.

ARTICLE IX

STOCK APPRECIATION RIGHTS

9.1. *Grant of Stock Appreciation Rights.* A Stock Appreciation Right may be granted to any Employee or Non-Employee Director selected by the Administrator. A Stock Appreciation Right may be granted: (a) in connection and simultaneously with the grant of an Option, or (b) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

9.2. *Coupled Stock Appreciation Rights.*

(a) A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

(b) A CSAR may be granted to the Holder for no more than the number of shares subject to the simultaneously granted Option to which it is coupled.

(c) A CSAR shall entitle the Holder (or other person entitled to exercise the Option pursuant to the Plan) to surrender to the Company unexercised a portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying (i) the difference obtained by subtracting the exercise price per share of the CSAR from (ii) the Fair Market Value of a share of Common Stock on the date of exercise of the CSAR by the number of shares of Common Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Administrator may impose.

9.3. *Independent Stock Appreciation Rights.*

(a) An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Administrator in its discretion; *provided, however*, that the term shall not be more than ten (10) years from the date the ISAR is granted. An ISAR shall be exercisable in such installments as the Administrator may determine. An ISAR shall cover such number of shares of Common Stock as the Administrator may determine The exercise price per share of Common Stock subject to each ISAR shall be set by the Administrator; *provided*, that such exercise price per share shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the ISAR is granted. An ISAR is exercisable only while the Holder is an Employee or Non-Employee Director; *provided*, that the Administrator may provide that ISARs may be exercised following a Termination of Employment, or Termination of Directorship, as applicable, or following a Change in Control, or because of the Holder's retirement, death or disability or termination without cause, or otherwise.

(b) An ISAR shall entitle the Holder (or other person entitled to exercise the ISAR pursuant to the Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying (i) the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Common Stock on the date of exercise of the ISAR by (ii) the number of shares of Common Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Administrator may impose.

9.4. *Payment and Limitations on Exercise.*

(a) Payment of the amounts determined under Section 9.2(c) and 9.3(b) above shall be in cash, shares of Common Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator. The Company shall not be required to issue or deliver any certificate or certificates for shares of stock issuable upon the exercise of any Stock Appreciation Right prior to fulfillment of the conditions set forth in Section 6.3 above.

(b) Holders of Stock Appreciation Rights may be required to comply with any timing or other restrictions with respect to the settlement or exercise of a Stock Appreciation Right, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE X.

ADMINISTRATION

10.1. *Committee.* The Committee shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to (a) be independent under rules promulgated by a securities exchange on which the Company's Common Stock is listed and (b) qualify as both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

10.2. *Duties and Powers of Committee.* It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules, and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the discretion of the Committee. The Board or the Committee may in its discretion, and consistent with applicable law, delegate to one or more officers of the Company all or part of the Committee's authority and duties with respect to Awards to be granted to individuals who are (i) not subject to the reporting requirements of Section 16 of the Exchange Act, and (ii) not Covered Employees.

10.3. *Majority Rule; Unanimous Written Consent.* The Committee shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Committee.

10.4. *Compensation; Professional Assistance; Good Faith Actions.* Members of the Committee shall receive such compensation, if any, for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1. *Transferability of Awards.*

(a) Except as otherwise provided in Section 11.1(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(c) Subject to Sections 11.3(d) and 3.2, the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

(d) With respect to Awards which are granted to Covered Employees and are intended to qualify as performance-based compensation under Section 162(m)(4)(C), no adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify under Section 162(m)(4)(C), or any successor provisions thereto. No adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Award shall always be rounded down to the next whole number.

(e) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(f) No action shall be taken under this Section 11.3 which shall cause an Award to fail to comply with Section 409A of the Code or the Treasury Regulations thereunder, to the extent applicable to such Award.

11.4. *Approval of Plan by Stockholders.* The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan. No Awards may be granted or awarded prior to such stockholder approval. In addition, if the Board determines that Awards other than Options or Stock Appreciation Rights which may be granted to Covered Employees should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Plan.

11.5. *Tax Withholding.* The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under an Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months (or such other period as may be determined by the Administrator) after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

11.6. *Prohibition on Repricing.* Subject to Section 11.3, the Administrator shall not, without the approval of the stockholders of the Company, authorize the amendment of any outstanding Award to reduce its price per share. Furthermore, no Award shall be canceled and replaced with the grant of an Award having a lesser price per share without the further approval of stockholders of the Company. Subject to Section 11.2, the Administrator shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to

ARTICLE X.

ADMINISTRATION

10.1. *Committee.* The Committee shall consist solely of two or more Non-Employee Directors appointed by and holding office at the pleasure of the Board, each of whom is intended to (a) be independent under rules promulgated by a securities exchange on which the Company's Common Stock is listed and (b) qualify as both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

10.2. *Duties and Powers of Committee.* It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules, and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the discretion of the Committee. The Board or the Committee may in its discretion, and consistent with applicable law, delegate to one or more officers of the Company all or part of the Committee's authority and duties with respect to Awards to be granted to individuals who are (i) not subject to the reporting requirements of Section 16 of the Exchange Act, and (ii) not Covered Employees.

10.3. *Majority Rule; Unanimous Written Consent.* The Committee shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Committee.

10.4. *Compensation; Professional Assistance; Good Faith Actions.* Members of the Committee shall receive such compensation, if any, for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1. *Transferability of Awards.*

(a) Except as otherwise provided in Section 11.1(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Holder, only the Holder may exercise an Option or other Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an Option or other Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 11.1(a), the Administrator, in its discretion, may determine to permit a Holder to transfer a Non-Qualified Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) a Non-Qualified Stock Option transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Non-Qualified Stock Option which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Non-Qualified Stock Option as applicable to the original Holder (other than the ability to further transfer the Non-Qualified Stock Option); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer. For purposes of this Section 11.1(b), "Permitted Transferee" shall mean, with respect to a Holder, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee), a trust in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator after taking into account any federal, state, local and foreign tax and securities laws applicable to transferable Non-Qualified Stock Options.

11.2. *Amendment, Suspension or Termination of the Plan.* Except as otherwise provided in this Section 11.2, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board, or the Compensation Committee of the Board. However, without approval of the Company's stockholders given within twelve (12) months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 11.3, (i) increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Plan, (ii) decrease the exercise price of any outstanding Option or Stock Appreciation Right granted under the Plan, or (iii) result in a material change in eligibility requirements. Except as provided in Section 11.12, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Award be granted under the Plan after the first to occur of the following events:

(a) The expiration of ten (10) years from the date the Plan is adopted by the Board; or

(b) The expiration of ten (10) years from the date the Plan is first approved by the Company's stockholders.

11.3. *Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.*

(a) Subject to Section 11.3(d), in the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the Common Stock, then the Administrator shall equitably adjust any or all of the following in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award:

(i) The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, without limitation, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued under the Plan, adjustments of the Award Limit, and adjustments of the manner in which shares subject to Full Value Awards will be counted);

(ii) The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

(iii) The grant or exercise price with respect to any Award.

(b) Subject to Section 11.3(d), in the event of any transaction or event described in Section 11.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested, to authorize a cash payment to the Holder of an Option or SAR in an amount equal to the amount that could have been attained upon the exercise of the Option or SAR, or to cancel for no consideration an Option that upon exercise would not yield a positive benefit for the Holder;

(ii) To provide for the replacement of such Award with other rights or property selected by the Administrator in its discretion having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested;

(iii) To provide that the Award cannot vest, be exercised or become payable after such event;

(iv) To provide that such Award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in Section 5.3 or the provisions of such Award;

(v) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(vi) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and/or in the terms and conditions of (including the grant, exercise or purchase price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future; and

(vii) To provide that, for a specified period of time prior to such event, the restrictions imposed under an Award Agreement upon some or all shares of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards may be terminated, and, in the case of Restricted Stock, some or all shares of such Restricted Stock may cease to be subject to forfeiture under Section 7.4 after such event.

(c) Subject to Sections 11.3(d) and 3.2, the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

(d) With respect to Awards which are granted to Covered Employees and are intended to qualify as performance-based compensation under Section 162(m)(4)(C), no adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify under Section 162(m)(4)(C), or any successor provisions thereto. No adjustment or action described in this Section 11.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Award shall always be rounded down to the next whole number.

(e) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(f) No action shall be taken under this Section 11.3 which shall cause an Award to fail to comply with Section 409A of the Code or the Treasury Regulations thereunder, to the extent applicable to such Award.

11.4. *Approval of Plan by Stockholders.* The Plan will be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan. No Awards may be granted or awarded prior to such stockholder approval. In addition, if the Board determines that Awards other than Options or Stock Appreciation Rights which may be granted to Covered Employees should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Plan.

11.5. *Tax Withholding.* The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of this Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under an Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months (or such other period as may be determined by the Administrator) after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

11.6. *Prohibition on Repricing.* Subject to Section 11.3, the Administrator shall not, without the approval of the stockholders of the Company, authorize the amendment of any outstanding Award to reduce its price per share. Furthermore, no Award shall be canceled and replaced with the grant of an Award having a lesser price per share without the further approval of stockholders of the Company. Subject to Section 11.2, the Administrator shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award.

11.7. *Forfeiture Provisions*. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that: (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Employment or Termination of Directorship occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Holder incurs a Termination of Employment or Termination of Directorship for "cause" (as such term is defined in the discretion of the Administrator, or as set forth in a written agreement relating to such Award between the Company and the Holder).

11.8. *Effect of Plan upon Other Compensation Plans*. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

11.9. *Compliance with Laws*. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to federal, state and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

11.10. *Titles*. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

11.11. *Governing Law*. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof.

11.12. *Section 409A*. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

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Corporate Data

Corporate Address

Superior Bancorp
17 North Twentieth Street
Birmingham, AL 35203
205-327-1400

Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Accountants

Grant Thornton, LLP
Raleigh, North Carolina

NASDAQ Symbol: SUPR

The company's common stock trades on the NASDAQ national market tier of the NASDAQ stock market under the symbol: SUPR

Notice of Annual Meeting

Superior Bancorp's Annual Meeting of Stockholders will be held at:

17 North Twentieth Street
Birmingham, AL 35203

April 23, 2008
10:00 A.M. (CDT)

For Information

Superior Bancorp provides reports to stockholders without charge. For additional copies of this Annual Report to Stockholders, quarterly information and the Company's Annual Report on Form 10-K (without exhibits), stockholders may forward a written request addressed to Carol Murcks, Investor Relations, 17 North Twentieth Street, Birmingham, AL 35203.

NOTICE: This annual report contains forward-looking statements. Please refer to page 56 of the enclosed Form 10-K for important information about these forward-looking statements.

SUPERIORBANCORP

END

Superior Bancorp • 17 North Twentieth Street • Birmingham, AL 35203 • 205-327-1400
www.superiorbank.com